Form 20-F/A
period 2021-12-31
XORTX Therapeutics Inc.
filed 2023-01-27
CIK 1729214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Date of event requiring this shell company report .. . . . . . . . . . . . . . .

For the transition period from                    to

Commission file number:               001-40858

XORTX Therapeutics Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

3710 – 33rd Street, NW Calgary, Alberta, Canada, T2L 2M1

(Address of Principal Executive Offices)

Amar Keshri, Chief Financial Officer

Telephone: 1-403-455-7727

E-mail: akeshri@xortx.com

3710 – 33rd Street, NW Calgary, Alberta, Canada, T2L 2M1

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

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)

☒ Yes ☐ No

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

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court ☐ Yes ☒ No

Auditor Name	Auditor Location	Auditor Firm ID
Smythe LLP	Vancouver, Canada	00995

EXPLANATORY NOTE

This Amendment on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F of XORTX Therapeutics Inc. (“XORTX” or the “Company”) for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on May 3, 2022 (the “Original Form 20-F”). This Amendment is being filed solely for the purpose of including disclosure that the Company inadvertently omitted from Item 5 of the Original Form 20-F relating to Use of Proceeds of the US IPO Financing (as defined in Item 5), a breakdown of R&D expenditures, a comparative analysis of the 12 months ended December 31, 2021, and disclosure of related party names.

This Amendment does not reflect events occurring after the filing of the Original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Form 20-F. The filing of this Amendment should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the original filing of the Original Annual Report. Accordingly, this Amendment should be read in conjunction with our filings made with the Securities and Exchange Commission subsequent to the filing of the Original Form 20-F.

General Matters

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “XORTX” refer to XORTX Therapeutics Inc. and its subsidiaries.

Unless otherwise indicated, financial information in this Amended Annual Report has been prepared in accordance with IFRS as issued by the IASB. Unless otherwise noted herein, all references to “$,” “Canadian dollars,” or “dollars” are to the currency of Canada and “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

We are an “emerging growth company” as defined in the JOBS Act, and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.

The Company prepares and reports its consolidated financial statements in accordance with IFRS. However, this Amended Annual Report may make reference to certain non-IFRS measures including key performance indicators used by management. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

Unless otherwise indicated, the Company has obtained the market and industry data contained in this Amended Annual Report from its internal research, management’s estimates and third-party public information and other industry publications. While the Company believes such internal research, management’s estimates and third-party public information is reliable, such internal research and management’s estimates have not been verified by any independent sources and the Company has not verified any third party public information. While the Company is not aware of any misstatements regarding the market and industry data contained in this Amended Annual Report, such data involves risks and uncertainties and are subject to change based on various factors, including those described under “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Item 3.D. Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Amended Annual Report contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

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

GLOSSARY

In this Amended Annual Report, unless otherwise indicated or the context otherwise requires, the following terms shall have the indicated meanings. Words importing the singular include the plural and vice versa and words importing any gender include all genders. A reference to an agreement means the agreement as it may be amended, supplemented or restated from time to time.

“ACA” means the Patient Protection and Affordable Care Act;

“ADPKD” means autosomal dominant polycystic kidney disease;

“AIA” means the Leahy-Smith America Invents Act, also known as the America Invents Act;

“AKI” means acute kidney injury;

“allowable capital loss” means one-half of the amount of any capital loss;

“ANDA” means abbreviated new drug applications;

“Annual Report” means the Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on May 3, 2022;

“Amended Annual Report” means this Amendment No. 1 to the Annual Report

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

“XRx-101” means product candidate in development for AKI associated with COVID-19;

“XRx-225” means product candidate in development for diabetic nephropathy;

PART I

Item 5.	Operating and Financial Review and Prospects

The amended management’s discussion and analysis of the Company for the year ended December 31, 2021 is included in this Amended Annual Report as Exhibit 15.1.

PART III

Item 19.	Exhibits

The following Exhibits are being filed as part of this Amended Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1	Articles and Notice of Articles of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
2.1**	Specimen common share certificate
2.2	Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)
2.3	Form of pre-funded warrant (incorporated by reference to Exhibit 4.2 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)
2.4**	Form of Underwriter’s Warrant Agreement
4.1%	Investigator Initiated-Clinical Trial Agreement, dated August 3, 2020, by and between the Company and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 10.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
4.2#	Employment Agreement, dated August 1, 2021, by and between the Company and Allen Davidoff (incorporated by reference to Exhibit 10.2 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)
4.3%	Master Services Agreement, dated July 20, 2017, by and between the Company and Cato Research Canada Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
4.4#%	Consulting Agreement, dated February 1, 2021, by and between the Company and David Sans (incorporated by reference to Exhibit 10.4 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
4.5#	Consulting Agreement, dated March 1, 2021, by and between the Company and 1282803 Ontario Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Amendment No. 2 to the Registration Statement on Form F-1 filed on October 4, 2021)
4.6%	Master Service and Technology Agreement, dated February 25, 2019, by and between the Company and Prevail InfoWorks, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
4.7%	Side Letter to Master Service and Technology Agreement, dated February 24, 2020, by and between the Company and Prevail InfoWorks, Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
4.8%	Subscription Agreement, dated February 28, 2020, by and between the Company and Prevail Partners LLC (incorporated by reference to Exhibit 10.8 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
4.9#	Consulting Agreement, dated July 1, 2021, by and between the Company and Next Level Consultants Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 filed on July 21, 2021)

4.10%	Standard Exclusive License Agreement with Know How dated effective as of June 23, 2014, by and between the Company and the University of Florida Research Foundation, Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 Filed on August 12, 2021)
4.11#	Consulting Agreement, dated July 1, 2021, by and between the Company and Haworth Biopharmaceutical Consulting Services Inc. (incorporated by reference to Exhibit 10.12 to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 filed on July 21, 2021)
4.12%	Patent Rights Purchase Agreement, dated effective as of December 5, 2012, by and between Dr. Richard Johnson, Dr. Takahiko Nakagawa, and Revascor Inc. (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 filed on August 12, 2021)

4.13	Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.14 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)
4.14	Consulting Agreement, dated March 1, 2018, by and between the Company and W.B. Rowlands & Co. Ltd. (incorporated by reference to Exhibit 10.15 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)
4.15**#	Consulting Services Agreement, dated effective December 20, 2021, by and between the Company, W.B. Rowlands & Co. Ltd., and William Bruce Rowlands
4.16#	Stock Option Plan (incorporated by reference as Schedule B to Exhibit 99.2 to the Company’s Form 6-K filed on November 23, 2021.)
4.17**%	Patent Rights Purchase Agreement dated effective May 26, 2014 between Dr. Richard Johnson, Dr. Takahiko Nakagawa and the Company
4.18**%	Equity Agreement dated effective June 23, 2014 between the Company and the University of Florida Research Foundation, Inc.
4.19**%	Sponsored Research Agreement dated May 27, 2021 between the Regents of the University of Colorado and the Company
4.20**%	Combined Master Services Agreement made on July 19, 2021 between the Company and Quotient Sciences Limited
4.21**	Development and Clinical Manufacturing Services Agreement dated effective August 17, 2021 between the Company and Lonza Ltd.
4.22**	Global Master Services Agreement between Altasciences Company Inc., (a contract research organization) and the Company dated effective December 22, 2021
4.23**	Proposal for XORTX Therapeutics Inc., dated February 21, 2022, by and between the Company and Covar Pharmaceuticals Inc.
4.24**	Proposal for XORTX Therapeutics Inc., dated December 6, 2021, by and between the Company and Covar Pharmaceuticals Inc.
4.25**%	Proposal, dated as of March 29, 2022, by and between the Company and Curia Spain, S.A.U.
4.26**#	Consulting Amending Agreement, dated as of January 27, 2022, by and between the Company and Stephen Haworth
4.27**#	Agreement, dated as of November 1, 2021, by and between the Company and Amar Keshri
8.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
11.1**	Code of Conduct
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Amended Management Discussion and Analysis of the Company for the year ended December 31, 2021
15.2**	Audit Committee Charter
15.3**	Consent of independent registered public accounting firm (Smyth LLP)
101**	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Financial Statements for the Years Ended December 31, 2021,2020 and 2019;

(ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2021, 2020 and 2019;

(iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and

(v) Notes to Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019

104*	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)

* Filed herewith.

** Previously filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (File No. 001-40858), filed with Securities and Exchange Commission on May 3, 2022.

# Indicates management contract or compensatory plan.

% Portions of this exhibit (indicated by asterisks) have been omitted as the Company has determined that (1) the omitted information is not material and (2) the omitted information would likely cause competitive harm to the Company if publicly disclosed.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

XORTX THERAPEUTICS INC.

/s/ Amar Keshri
By:	Amar Keshri
Title:	Chief Financial Officer

Date: January 26, 2023