Form 20-F
period 2022-12-31
XORTX Therapeutics Inc.
filed 2023-04-28
CIK 1729214

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

3710 — 33rd Street NW, Calgary, Alberta, T2L 2M1, Canada

(Address of Principal Executive Offices)

Amar Keshri, Chief Financial Officer

Telephone: 1-403-455-7727

E-mail: akeshri@xortx.com

3710 — 33rd Street NW, Calgary, Alberta, T2L 2M1, Canada

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,030,687

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

☐
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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)

☐Yes	☐No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

☐Yes	☐No

i

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “XORTX” refer to XORTX Therapeutics Inc. and its subsidiaries.

Unless otherwise indicated, financial information in this Annual Report on Form 20-F (the “Annual Report”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted herein, all references to “$,” “Canadian dollars,” or “dollars” are to the currency of Canada and “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.

The Company prepares and reports its consolidated financial statements in accordance with IFRS. However, this Annual Report may refer to certain non-IFRS measures including key performance indicators used by management. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

Unless otherwise indicated, the Company has obtained the market and industry data contained in this Annual Report from its internal research, management’s estimates and third-party public information and other industry publications. While the Company believes such internal research, management’s estimates and third-party public information is reliable, such internal research and management’s estimates have not been verified by any independent sources and the Company has not verified any third-party public information. While the Company is not aware of any misstatements regarding the market and industry data contained in this Annual Report, such data involves risks and uncertainties and are subject to change based on various factors, including those described under “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Item 3.D. Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report constitute forward-looking statements. These statements relate to future events or the Company’s (as defined herein) future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential” and “capable” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Report should not be unduly relied upon. These statements speak only as of the date of this Annual Report. In addition, this Annual Report may contain forward-looking statements and forward-looking information attributed to third party industry sources.

In particular, forward-looking statements in this Annual Report include, but are not limited to, statements about:

●	our ability to obtain additional financing;
●	the accuracy of our estimates regarding expenses, future revenues and capital requirements;
●	the success and timing of our preclinical studies and clinical trials;
●	our ability to obtain and maintain regulatory approval of XRx-008, also referred to by its trademarked named XORLOTM herein. XORTX’s proprietary formulation of oxypurinol, and any other product candidates we may develop, and the labeling under any approval we may obtain;
●	regulatory approvals and discussions and other regulatory developments in the United States, the EU and other countries;

●	the performance of third-party manufacturers and contract research organizations;
●	our plans to develop and commercialize our product candidates;
●	our plans to advance research in other kidney disease applications;
●	our ability to obtain and maintain intellectual property protection for our product candidates;
●	the successful development of our sales and marketing capabilities;
●	the potential markets for our product candidates and our ability to serve those markets;
●	the rate and degree of market acceptance of any future products;
●	the success of competing drugs that are or become available; and
●	the loss of key scientific or management personnel.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Certain assumptions made in preparing the forward-looking statements include:

●	the availability of capital to fund planned expenditures;
●	prevailing regulatory, tax and environmental laws and regulations;
●	the ability to secure necessary personnel, equipment, supplies and services;
●	our ability to manage our growth effectively;
●	the absence of material adverse changes in our industry or the global economy;
●	trends in our industry and markets;
●	our ability to maintain good business relationships with our strategic partners;
●	our ability to comply with current and future regulatory standards;
●	our ability to protect our intellectual property rights;
●	our continued compliance with third-party license terms and the non-infringement of third-party intellectual property rights;
●	our ability to manage and integrate acquisitions; and
●	our ability to raise sufficient debt or equity financing to support our continued growth.

We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations, and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements.

RISK FACTORS SUMMARY

The following is a summary of the uncertainties and factors, among others (including those set forth under “Risk Factors”), that could affect future performance and cause actual results to differ materially from those matters expressed in or implied by forward-looking statements:

●	our ability to obtain regulatory approval for our product candidates without significant delays;
●	the predictive value of our current or planned clinical trials;
●	delays with respect to the development and commercialization of our product candidates, which may cause increased costs or delay receipt of product revenue;
●	our ability to enroll subjects in clinical trials and thereby complete trials on a timely basis;
●	the design or our execution of clinical trials may not support regulatory approval;
●	the potential for our product candidates to have undesirable side effects;
●	our ability to face significant competition;
●	no regulatory agency has made a determination that any of our product candidates are safe or effective for use by the general public or for any indication;
●	the competitive threat of generic or other follow-on products;
●	the likelihood of broad market acceptance of our product candidates;
●	our ability to obtain Orphan Drug Designation or exclusivity for some or all of our product candidates;
●	our ability to commercialize products outside of the United States;
●	the outcome of reimbursement decisions by third-party payors relating to our products;
●	our expectations with respect to the market opportunities for any product candidate that we or our strategic partners develop;
●	our ability to pursue product candidates that may be profitable or have a high likelihood of success;
●	our ability to use and expand our therapeutic platforms to build a pipeline of product candidates;
●	our ability to meet the requirements of ongoing regulatory review;
●	the threat of product liability lawsuits against us or any of our strategic partners;
●	changes in product candidate manufacturing or formulation that may result in additional costs or delay;
●	the potential disruption of our business and dilution of our shareholdings associated with acquisitions and joint ventures;
●	the potential for foreign governments to impose strict price controls;
●	the risk of security breaches or data loss, which could compromise sensitive business or health information;
●	current and future legislation that may increase the difficulty and cost of commercializing our product candidates;

●	economic, political, regulatory and other risks associated with international operations;
●	our exposure to legal and reputational penalties as a result of any of our current and future relationships with various third parties;
●	our ability to comply with export control and import laws and regulations;
●	our history of significant losses since inception;
●	our ability to generate revenue from product sales and achieve profitability;
●	our requirement for substantial additional funding;
●	the potential dilution to our shareholders associated with future financings;
●	unstable market and economic conditions;
●	currency fluctuations and changes in foreign currency exchange rates;
●	restrictions on our ability to seek financing, which may be imposed by future debt providers;
●	our ability to maintain existing and future strategic partnerships;
●	our ability to realize the anticipated benefits of our strategic partnerships;
●	our ability to secure future strategic partners;
●	our intention to rely on third-party manufacturers to produce our clinical product candidate supplies;
●	our reliance on third parties to oversee clinical trials of our product candidates and, in some cases, maintain regulatory files for those product candidates;
●	our reliance on the performance of independent clinical investigators and clinical research organizations (“CROs”);
●	our reliance on third parties for various operational and administrative aspects of our business including our reliance on third parties’ cloud-based software platforms;
●	our ability to operate without infringing the patents and other proprietary rights of third parties;
●	our ability to obtain and enforce patent protection for our product candidates and related technology;
●	we may be unable to obtain an orphan drug designation in one or more jurisdictions;
●	our patents could be found invalid or unenforceable if challenged;
●	our intellectual property rights may not necessarily provide us with competitive advantages;
●	we may become involved in expensive and time-consuming patent lawsuits;
●	we may be unable to protect the confidentiality of our proprietary information;
●	the risk that the duration of our patents will not adequately protect our competitive position;

v

●	our ability to obtain protection under the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the “Hatch-Waxman Amendments” to the FDCA and similar foreign legislation;
●	our ability to comply with procedural and administrative requirements relating to our patents;
●	the risk of claims challenging the inventorship of our patents and other intellectual property;
●	our intellectual property rights for some of our product candidates are dependent on the abilities of third parties to assert and defend such rights;
●	patent reform legislation and court decisions can diminish the value of patents in general, thereby impairing our ability to protect our product candidates;
●	we may not be able to protect our intellectual property rights throughout the world;
●	we will require US Food and Drug Administration (“FDA”) approval for any proposed product candidate names and any failure or delay associated with such approval may adversely affect our business;
●	the risk of employee misconduct including noncompliance with regulatory standards and insider trading;
●	our ability to market our products in a manner that does not violate the law and subject us to civil or criminal penalties;
●	if we do not comply with law regulating the protection of the environment and health and human safety, our business could be adversely affected;
●	we risk losing our “foreign private issuer” status;
●	our ability to retain key executives and attract and retain qualified personnel; and
●	our ability to manage organizational growth.

Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. You should not place undue reliance on forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements. We do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events, except as required by law.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A.Directors and Senior Management

The Company’s directors and senior management include the following individuals:

Name	Position with the Company
Allen Davidoff	President and Chief Executive Officer and Director
Stacy Evans	Chief Business Officer
William Farley	Director
Anthony J. Giovinazzo	Non-Executive Chair
Stephen Haworth	Chief Medical Officer
Amar Keshri	Chief Financial Officer
Ian Klassen	Director
Jacqueline Le Saux	Director
Raymond Pratt	Director
Paul Van Damme	Director

The business address for each of the above is c/o XORTX Therapeutics Inc., 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1. For additional information, including the background and business experience of our officers and directors, see “Item 6.A. – Directors and Senior Management”

1.B.Advisers

Not required.

1.C.Auditors

Smythe LLP (“Smythe”), of Vancouver, Canada, (Public Company Accounting Oversight Board (“PCAOB”) Firm ID No. 995) serves as the Company’s auditor. Smythe has served as the Company’s auditor since 2018.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

3.A.

[Reserved]

3.B.Capitalization and Indebtedness

Not required.

3.C.Reasons for the Offer and Use Of Proceeds

Not required.

3.D.Risk Factors

Following is a list of risks that the Company faces in its normal course of business. The risks and uncertainties set out below are not the only ones the Company is facing. There are additional risks and uncertainties that the Company does not currently know about or that the Company currently considers immaterial which may also impair the Company’s business operations and cause the price of the common shares, without par value of the Company (the “Common Shares”) to decline. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly.

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

We are a clinical-stage biotechnology company. We have incurred significant losses since our inception. Our net losses for the years ended December 31, 2020, 2021 and 2022 were $1,284,602, $1,652,282, and $9,485,309, respectively. As of December 31, 2022, our accumulated deficit was approximately $19,175,589. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ deficit and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the U.S. Food and Drug Administration (“FDA”) to perform trials in addition to those that we currently expect to perform, or if there are any delays in completing our currently planned clinical trials or in the development of any of our product candidates.

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

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through a combination of public and private equity offerings. If sufficient funds on acceptable terms are not available when needed, or at all, we could be forced to significantly reduce operating expenses and delay, scale back or eliminate one or more of our development programs or our business operation.

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

Global credit and financial markets experienced extreme disruptions at various points over the last decade, characterized by diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, recent bank failures, and uncertainty about economic stability. If another such disruption in credit and financial markets and deterioration of confidence in economic conditions occurs, our business may be adversely affected. If the equity and credit markets were to deteriorate significantly in the future, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our current strategic partners, service providers, manufacturers and other partners would not survive or be able to meet their commitments to us under such circumstances, which could directly affect our ability to attain our operating goals on schedule and on budget.

We have not generated any revenue to date and may never be profitable.

We have devoted substantially all of our financial resources and efforts to developing our proprietary pipeline-in-a-product strategy identifying potential product candidates and conducting preclinical studies and preparing for clinical trials. We and our partners are still in the early stages of developing our product candidates, and we have not completed development of any products. Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain regulatory approval of, and then successfully commercialize, at least one of our product candidates. While the XRx-008 (a product candidate in development for autosomal dominant polycystic kidney disease “ADPKD”) and XRx-101 (product candidate in development for respiratory virus infections) product candidate programs are advancing towards Phase 3 clinical trials, these programs will require additional preclinical studies or clinical development as well as regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We face significant development risk as our product candidates advance further through clinical development. Our ability to generate revenue depends on a number of factors, including, but not limited to:

●	timely completion of our preclinical studies and our current and future clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;
●	our ability to complete Investigational New Drug (“IND”) application-enabling studies and successfully submit INDs or comparable applications to allow us to initiate clinical trials for our current or any future product candidates;
●	whether we are required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;
●	our ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities the safety, efficacy, and acceptable risk-to-benefit profile of our product candidates or any future product candidates;
●	the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future product candidates, if any;
●	the timely receipt of necessary marketing approvals from the FDA or similar foreign regulatory authorities;
●	the willingness of physicians and patients to utilize or adopt any of our product candidates or future product candidates;
●	our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current Good Manufacturing Practices (“cGMP”) requirements;
●	our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and
●	our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates.

Many of the factors listed above are beyond our control, and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercialize our product candidates. Even if we are able to commercialize our product candidates, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without continued funding.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a late clinical-stage biotechnology company with a limited operating history. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, initiating and conducting clinical trials, undertaking preclinical studies, in-licensing product candidates for development, and establishing arrangements with third parties for the manufacture of initial quantities of our product candidates and component materials. Our primary development program is at a late clinical stage. We have not yet demonstrated our ability to successfully complete any clinical trials, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

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

Risks Related to Our Business and the Development of Our Product Candidates

We have a limited number of product candidates, some of which are still in preclinical development. If we do not obtain regulatory approval of one or more of our product candidates, or experience significant delays in doing so, our business will be materially adversely affected.

We currently have no product candidates approved for sale or marketing in any country, and may never be able to obtain regulatory approval for any of our product candidates. As a result, we are not currently permitted to market any of our product candidates in the United States or in any other country until we obtain regulatory approval from the FDA or comparable regulatory authorities outside the United States. Our product candidates are in various stages of development and we have not submitted an application, or received marketing approval, for any of our product candidates. Furthermore, the fact that our core competencies have been recognized through strategic partnerships does not improve our product candidates’ outlook for regulatory approval. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. Obtaining regulatory approval of our product candidates will depend on many factors, including, but not limited to, the following:

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

Subject to further discussions with FDA, we plan to initiate a Phase 3 clinical trial for the XRx-008 product candidate program in the treatment of ADPKD, and a Phase 3 clinical trial for XRx-101 product candidate program in the treatment of acute kidney injury (“AKI”) in respiratory virus infections. We may experience delays in our ongoing or future clinical trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement or completion of these planned clinical trials could be substantially delayed or prevented by many factors, including:

●	inability to generate satisfactory preclinical, toxicology or other in vivo or in vitro data capable of supporting the initiation or continuation of clinical trials;
●	further discussions with the FDA or other regulatory agencies regarding the scope or design of our clinical trials;
●	the limited number of, and competition for, suitable sites to conduct our clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;
●	any delay or failure to obtain approval or agreement from regulatory authorities to commence a clinical trial in any of the countries where enrollment is planned;
●	inability to obtain sufficient funds required to finance a clinical trial;
●	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;
●	delay or failure to manufacture sufficient supplies of the product candidate for our clinical trials;
●	delays in reaching agreement on acceptable terms with third-party manufacturers and the time for manufacture of sufficient quantities of our product candidates for use in clinical trials;
●	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
●	delay or failure to obtain institutional review board (“IRB”) approval to conduct a clinical trial at each prospective clinical trial site;
●	slower than expected trial subject rates of patient recruitment and enrollment, or other failures to recruit and enroll subjects, which could be particularly challenging for our trials relating to AKI in respiratory virus infection patients;
●	failure of subjects to complete the clinical trial;

●	the inability to enroll a sufficient number of subjects in studies to ensure adequate statistical power to detect statistically significant treatment effects;
●	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by clinical trial subjects, including possible deaths;
●	lack of efficacy during clinical trials;
●	termination of our clinical trials by one or more clinical trial sites;
●	inability or unwillingness of subjects or clinical investigators to follow our clinical trial protocols;
●	inability to monitor subjects adequately during or after treatment by us or our CROs;
●	our CROs, clinical study sites or investigators failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;
●	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing; and
●	our clinical trials may be suspended or terminated upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future strategic partners that have responsibility for the clinical development of any of our product candidates.

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

Our products are in varied stages of development ranging from preclinical to late-stage clinical trial development. All of our product candidates are required to undergo ongoing safety testing in humans through well-designed and IRB-approved clinical trials. However, not all adverse effects of product candidates can be predicted or anticipated. Unforeseen side effects from any of our product candidates could arise either during clinical development or, if approved by regulatory authorities, after the approved product has been marketed and is used by a greater number of patients.

The results of future clinical trials may show that our product candidates cause undesirable or unacceptable side effects, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA or other regulatory authorities with restrictive label warnings, limited patient populations or potential product liability claims. Even if we believe that our clinical trial and preclinical studies demonstrate the safety and efficacy of our product candidates, only the FDA or other comparable regulatory agencies may ultimately make such determination. No regulatory agency has made a determination that any of our product candidates are safe or effective for use for any indication.

If any of our product candidates receive marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products:

●	regulatory authorities may require us to take our approved product off the market;
●	regulatory authorities may require the addition of labeling statements, specific warnings, contraindications and limitations of use to the approved product’s label or the dissemination of safety alerts to physicians, pharmacies, and patients;
●	we may be required to change the way the product is administered, conduct additional clinical trials or develop a REMS (“Risk Evaluation and Mitigation Strategy”) for the product;
●	we may be subject to limitations on how we may promote the product;
●	sales of the product may decrease significantly;
●	we may be subject to litigation or product liability claims; and
●	our reputation may suffer.

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

As product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturer, manufacturing methods and formulation, are changed along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. FDA and other regulatory agencies may in some cases need to be informed of such changes, and they may require additional information or otherwise cause further delay in development programs. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials, or they may alter the safety or risk profile of the product candidate that could involve further FDA or other regulatory agency inquiries. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability, or our strategic partners’ ability, to commence product sales, if the product candidate is approved, and generate revenue in the future.

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

The extent to which the COVID-19 pandemic may impact our business and clinical trials will depend on future developments. Although it is difficult for the Company to accurately predict the extent to which it might be so affected, the Company will continue to monitor all developments regarding COVID-19 on an ongoing basis.

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

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, similar foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval and licensure procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our product candidates, if approved, is also subject to approval.

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

Separately, in response to the global pandemic of COVID-19 and public health emergency declaration in the U.S., on March 10, 2020 the FDA announced its intention to temporarily postpone most inspections of foreign manufacturing facilities and products, and it subsequently postponed routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials. As of May 2021, the FDA noted it was continuing to ensure timely reviews of applications for prescription drug products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission-critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. In July 2021, the FDA resumed standard inspectional operations of domestic facilities. The FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic. Beginning on February 7, 2022, FDA resumed conducting domestic surveillance inspections given the decline in COVID-19 cases across the country. The FDA continues to conduct both foreign and domestic mission-critical inspections, proceed with previously planned foreign surveillance inspections, and assess priorities for future inspections.

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

The Hatch-Waxman Amendments added section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act, (the “FDCA”), as well as several other provisions. Section 505(b)(2) of the FDCA permits the filing of an NDA where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. The FDA interprets section 505(b)(2) of the FDCA, for the purposes of approving an NDA, to permit the applicant to rely, in part, upon published literature or the FDA’s previous findings of safety and efficacy for an approved product. The FDA may also require the applicant to perform additional clinical trials or measurements to support any deviation from the previously approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the section 505(b)(2) applicant. The FDA may require an applicant’s product label to have all or some of the limitations, contraindications, warnings or precautions included in the reference product’s label, including a black box warning, or may require the label to have additional limitations, contraindications, warnings or precautions. We plan to use the 505(b)(2) NDA pathway for our future marketing application, if the ongoing clinical trials of our product candidates are successful and the totality of the data collected are sufficient to support NDA approval.

If the FDA determines that our product candidates do not meet the requirements of Section 505(b)(2) we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval applicable to a traditional NDA submitted pursuant to Section 505(b)(1). If our product candidates do not meet the requirements of Section 505(b)(2) of the FDCA or are otherwise ineligible for approval via the Section 505(b)(2) regulatory pathway, the time and financial resources required to obtain FDA approval for these product candidates, and the complications and risks associated with these product candidates, would likely substantially increase. Moreover, a 505(b)(2) application will not be approved until any non-patent exclusivity listed in the FDA publication Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, for the listed drug, or for any other drug with the same protected conditions of approval as our product, has expired. An inability to pursue the Section 505(b)(2) regulatory pathway would likely result in new competitive products reaching the market more quickly than our product candidates, which would likely materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, some pharmaceutical companies and other actors have objected to the FDA’s interpretation of Section 505(b)(2) of the FDCA to allow reliance on the FDA’s prior findings of safety and effectiveness. If the FDA changes its interpretation of Section 505(b)(2), or if the FDA’s interpretation is successfully challenged in court, this could delay or even prevent the FDA from approving any Section 505(b)(2) application that we submit in the future. Moreover, the FDA has adopted an interpretation of the three-year exclusivity provisions whereby a 505(b)(2) application can be blocked by exclusivity even if it does not rely on the previously-approved drug that has exclusivity (or any safety or effectiveness information regarding that drug). Under the FDA’s interpretation, the approval of one or more of our product candidates may be blocked by exclusivity awarded to a previously-approved drug product that shares certain innovative features with our product candidates, even if our 505(b)(2) application does not identify the previously-approved drug product as a listed drug or rely upon any of its safety or efficacy data. Any failure to obtain regulatory approval of our product candidates would significantly limit our ability to generate revenues, and any failure to obtain such approval for all of the indications and labeling claims we deem desirable could reduce our potential revenues.

Moreover, even if these product candidates are approved under the Section 505(b)(2) regulatory pathway the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

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

The FDA and similar foreign regulatory authorities can delay, limit or deny marketing authorization of our product candidates for many reasons, including any one or more of the following:

●	our inability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authority that any of our product candidates are safe and effective for their proposed indications;

●	the FDA’s or the applicable foreign regulatory agency’s disagreement with our trial protocols, trial designs or implementation of the trials;
●	the FDA or similar foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
●	our inability to demonstrate that the clinical and other benefits of any of our product candidates outweigh any safety or other perceived risks;
●	the FDA’s or the applicable foreign regulatory agency’s requirement for additional preclinical studies or clinical trials;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA or similar foreign regulatory authorities for marketing approval, or that regulatory agencies may require us to include a larger number of patients than we anticipated;
●	upon review of our clinical trial sites and data, the FDA or comparable foreign regulatory authorities may find our record keeping or the record keeping of our clinical trial sites to be inadequate or may identify other current good clinical practices (“GCP”) deficiencies related to the trials;
●	the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies may fail to meet the requirements of the FDA or comparable foreign regulatory authorities;
●	the quality of our product candidates or other materials necessary to conduct preclinical studies or clinical trials of our product candidates, including any potential companion diagnostics, may be insufficient or inadequate;
●	the medical standard of care or the approval policies or regulations of the FDA or similar foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for marketing approval; or
●	the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a new drug application or other comparable marketing submissions in foreign jurisdictions or to obtain approval of our product candidates in the United States or elsewhere.

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

In addition, even if the trials are successfully completed, preclinical and clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA or similar foreign regulatory authorities will interpret the results as we do, and more clinical trials could be required before we submit our product candidates for approval. To the extent that the results of the clinical trials are not satisfactory to the FDA or similar foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our product candidates.

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

Specifically, there are a large number of companies developing or marketing treatments for polycystic kidney disease, AKI, respiratory virus infections, such as COVID-19 infection, and diabetes, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologics that work by using next-generation antibody therapeutic platforms to address specific metabolic targets. In addition, other companies including Pfizer, Teijin, Takeda, Merck, are developing new treatments for cardiovascular, kidney disease or diabetes that may affect the progression of acute, intermittent or chronic kidney disease.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than product candidates that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval (if at all) for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market.

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

In addition to creating the 505(b)(2) NDA pathway, the Hatch-Waxman Amendments to the FDCA authorized the FDA to approve generic drugs that are the same as drugs previously approved for marketing under the NDA provisions of the statute pursuant to abbreviated new drug applications (“ANDA”). An ANDA relies on the preclinical and clinical testing conducted for a previously approved reference listed drug (“RLD”), and must demonstrate to the FDA that the generic drug product is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug and also that it is “bioequivalent” to the RLD. The FDA is prohibited by statute from approving an ANDA when certain marketing or data exclusivity protections apply to the RLD. If any such competitor or third party is able to demonstrate bioequivalence without infringing our patents, then this competitor or third party may then be able to introduce a competing generic product onto the market.

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

FDA has granted the Company’s Orphan Drug Designation request for XRx-008. We will continue to seek orphan drug status for one or more of our product candidates, including in jurisdictions outside the U.S., but even where it is granted, we may be unable to maintain any benefits associated with orphan drug status, including market exclusivity for any of the product candidates that we are developing. If our competitors are able to obtain orphan product exclusivity for their products in specific indications, we may not be able to have competing products approved in those indications by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. XRx-008 has received Orphan Drug Designation. We plan to seek Orphan Drug Designation for XRx-101 and potentially for additional product candidates in the future. Orphan Drug Designation neither shortens the development time or regulatory review time of a product candidate nor gives the drug any advantage in the regulatory review or approval process.

Although we have received Orphan Drug Designation for XRx-008, the FDA may not approve any such request for our other product candidates. Even if the FDA grants orphan drug status, as it has done with XRx-008, exclusive marketing rights in the United States may be limited if we seek FDA marketing approval for an indication broader than the orphan designated indication. Even if we were to obtain orphan drug exclusivity upon approval of the XRx-008 or for any of our other product candidates that receive an Orphan Drug Designation in the future, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Further, in the United States, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition submitted by a competitor if the FDA concludes that the later drug is clinically superior in that it is shown to exhibit greater safer in a substantial portion of the target population, greater effectiveness, or (in unusual cases) otherwise makes a major contribution to patient care. Accordingly, others may obtain orphan drug status for products addressing the same diseases or conditions as product candidates we are developing, thus limiting our ability to compete in the markets addressing such diseases or conditions for a significant period of time.

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

Healthcare legislation, including potentially unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives could harm our business in the future.

We operate in a highly regulated industry. The commercial potential for our approved products, if any, could be affected by changes in healthcare spending and policy in the United States and abroad. New laws, regulations or judicial decisions or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could adversely affect our business, operations and financial condition. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect our ability to profitably sell our product candidates, if approved. The United States government, state legislatures and foreign governments have taken action to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs and biologics.

In the United States, the Inflation Reduction Act of 2022 contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, the establishment of rebate payment requirements on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation, and requires manufacturers to provide discounts on Part D drugs. Substantial penalties can be assessed for noncompliance with the drug pricing provisions in the Inflation Reduction Act of 2022. The Inflation Reduction Act of 2022 could have the effect of reducing the prices we can charge and reimbursement we receive for our product candidates, if approved, thereby reducing our profitability, and could have a material adverse effect on our financial condition, results of operations and growth prospects. The effect of Inflation Reduction Act of 2022 on our business and the pharmaceutical industry in general is not yet known.

There is increasing pressure on biotechnology companies to reduce healthcare costs. In the United States, these pressures come from a variety of sources, such as managed care groups and institutional and government purchasers. Increased purchasing power of entities that negotiate on behalf of federal healthcare programs and private sector beneficiaries could increase pricing pressures in the future. Such pressures may also increase the risk of litigation or investigation by the government regarding pricing calculations. The biotechnology industry will likely face greater regulation and political and legal actions in the future.

Adverse pricing limitations may hinder our ability to recoup our investment in one or more future product candidates, even if our future product candidates obtain regulatory approval. Adverse pricing limitations prior to approval will also adversely affect us by reducing our commercial potential. Our ability to commercialize any potential products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments becomes available from third-party payors, including government health administration authorities, private health insurers and other organizations. Third-party payors decide which medications they will pay for and establish reimbursement levels. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

A significant trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize in the future and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval in the future. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate that we successfully develop and for which we receive approval.

There may be significant delays in obtaining reimbursement for approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or regulatory authorities in other countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by third-party payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Accordingly, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Our inability to promptly obtain coverage and adequate reimbursement from third-party payors for approved products could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize potential products and our overall financial condition.

If the market opportunities for any product candidate that we or our strategic partners develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.

We intend to initially focus our independent product candidate development on treatments for ADPKD and AKI due to respiratory virus infections. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidates are based on estimates. If any of the foregoing estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse material impact on our business.

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

Even if we receive marketing and commercialization approval for a product candidate, we will be subject to continuing post-marketing regulatory requirements. Our potential products, further development activities and manufacturing and distribution of a future product, once developed and determined, will be subject to extensive and rigorous regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and the safety and effectiveness of our therapeutic candidates and, if approved, our future products. The process of obtaining marketing approval or clearance from the FDA and comparable foreign bodies for new products, or for enhancements, expansion of the indications or modifications to existing products, could:

●	take a significant, indeterminate amount of time;
●	require the expenditure of substantial resources;
●	involve rigorous preclinical and clinical testing, and post-market surveillance;
●	require design changes of our potential products; or
●	result in our never being granted the regulatory approval we seek.

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

If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

●	decreased demand for any future approved products;
●	injury to our reputation;
●	withdrawal of clinical trial participants;
●	termination of clinical trial sites or entire trial programs;
●	increased regulatory scrutiny;
●	significant litigation costs;
●	substantial monetary awards to or costly settlement with patients or other claimants;
●	product recalls or a change in the indications for which products may be used;
●	loss of revenue;
●	a decline in our stock price;
●	diversion of management and scientific resources from our business operations; and
●	the inability to commercialize our product candidates, if approved.

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

We may need to have in place increased product liability coverage when we begin the commercialization of our product candidates, if approved.

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

The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure and that of any third-party billing and collections provider we may utilize, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such the federal privacy rules for health information promulgated under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) or state securities laws, and regulatory penalties. We are in the process of implementing security measures to prevent unauthorized access to our valuable trade secrets, patient data, and other confidential information, there is no guarantee that we can continue to protect our systems from breach. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to conduct our analyses, provide test results, bill payors or providers, process claims and appeals, conduct research and development activities, collect, process and prepare company financial information, provide information about any future products, manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business.

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

In addition, the interpretation and application of consumer, health-related and data protection laws in the United States, the European Union, or EU, and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy and security regulations vary between states, may differ significantly from country to country, and may vary based on whether testing or processing of data is performed in the United States or in the local country. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

For example, under the EU General Data Protection Regulation (“GDPR”) we would be obligated to ensure that we maintain appropriate technical and organizational measures to ensure a level of security appropriate to the risk for all personal data, and heightened measures for health-related information, which can pose a significant risk to individuals if it is breached or otherwise compromised. The GDPR also contains numerous complex requirements, with requirements, which we may inadvertently fail to achieve despite our reasonable efforts. Violations of the GDPR may result in fines up to up €20 million, or 4% of the previous financial year’s worldwide annual revenue, whichever is the higher of the two.

We may also be subject to litigation for data security breaches under various state laws. The California Consumer Privacy Act (“CCPA”), which has been effective only since January 1, 2020, has already resulted in numerous class action lawsuits for companies suffering data breaches in which they are accused of failing to use reasonable security measures to protect the personal information of California residents. In addition, if we violate the CCPA and we are not able to cure the violation within thirty (30) days of notice, we may be subject to penalties ranging from US$2,500 for a non-intentional violation to US$7,500 for an intentional violation. Many other states are in the process of adopting similar laws, so we may potentially face litigation and penalties under the laws of other states as well.

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

Current and future legislation may increase the difficulty and cost for us to commercialize any products that we or our strategic partners develop and for which we receive approval and affect the prices we may obtain.

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

In addition, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not pre-empt the states’ ability to regulate pharmaceutical benefit managers (“PBMs”) and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.

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

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations which can harm our business.

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

The residual impacts of the COVID-19 pandemic on our business are uncertain.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non- essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit its effects have had a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

The presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, financial results, and position and prospects, including through employee attrition and disruptions to the Corporation’s activities, as well as a deterioration of general economic conditions including a possible national or global recession.

Risks Related to Our Securities

Our share price is likely to be volatile and the market price of our Common Shares may drop.

You should consider an investment in our securities as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. You may be unable to sell your securities at or above the price you paid for them. An investment in the Company’s securities is subject to risky due to fluctuations in the market price of our Common Shares arising from changes in our operating performance or prospects. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. Some of the factors that may cause the market price of our Common Shares to fluctuate or decrease below the price paid by you include:

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

We will incur significant costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to corporate governance standards.

As a recently listed public company in the United States as of October 15, 2021, we will incur additional significant legal, accounting and other expenses that we have not incurred as a public company in Canada. In addition, our administrative staff is required to perform additional tasks. For example, we adopted additional internal controls, disclosure controls and procedures and policies specific to complying with the requirements of a public company in the United States. We will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the applicable U.S. securities laws.

In addition, while we are currently listed on the TSX Venture Exchange (“TSXV”), the Nasdaq Stock Market LLC (“Nasdaq”) and the Frankfurt, Munich, Berlin, and Stuttgart Stock Exchanges under the trading symbol “ANU”, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the related rules and regulations implemented by the Securities and Exchange Commission (the “SEC”), the applicable Canadian securities regulators, or Nasdaq, have increased legal and financial compliance costs and have made some compliance activities more time consuming. We are investing resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In connection with the October 15, 2021 closing of our initial public offering of securities in the U.S. (the “US IPO Offering”), we increased our directors’ and officers’ insurance coverage which increased our insurance cost. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Under the corporate governance standards of Nasdaq, a majority of our board of directors and each member of our audit committee must be an independent director. Subject to certain limited exceptions, Canadian securities laws require each member of the audit committee to be independent and financially literate within the meaning of Canadian securities laws. We may encounter difficulty in attracting qualified persons to serve on our board of directors and the audit committee, and our board of directors and management may be required to divert significant time and attention and resources away from our business to identify qualified directors. If we fail to attract and retain the required number of independent directors, we may be subject to the delisting of our Common Shares from Nasdaq.

We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

As a “foreign private issuer”, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. We are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and are required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, our shareholders may not know on as timely a basis as with U.S. domestic issuers when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer (we have four days to report). As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. We may in the future lose foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Common Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). We could be an “emerging growth company” for up to five years following the completion of the US IPO Offering, although, if we have more than US$1.235 billion in annual revenue, if the market value of our Common Shares held by non-affiliates exceeds US$700 million as of June 30 of any year, or we issue more than US$1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. Investors could find our Common Shares less attractive if we choose to rely on these exemptions. If some investors find our Common Shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Common Shares and our share price may be more volatile. We have elected not to take advantage of the extended transition period allowed for emerging growth companies for complying with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Common Shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 or any subsequent testing by our independent registered public accounting firm if required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Shares.

For so long as we remain a foreign private issuer, we are required to disclose changes made in our internal controls and procedures on an annual basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years following the US IPO Offering. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We have elected not to take advantage of the extended transition period allowed for emerging growth companies for complying with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act.

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

Our Common Shares are listed on the TSXV, Nasdaq and the Frankfurt Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, and Stuttgart Stock Exchange under the trading symbol “ANU”. We cannot assure you that an active trading market for our Common Shares will develop on the TSXV, Nasdaq, or the Frankfurt, Munich, Berlin, and Stuttgart exchanges or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Common Shares will develop or be maintained, the liquidity of any trading market, which may affect the ability to sell our Common Shares when desired, or the trading prices that you may obtain for your Common Shares.

Nasdaq may delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Even if we cure the minimum bid price deficiency, in the future, our securities may fail to meet the continued listing requirements to be listed on Nasdaq. If Nasdaq delists our Common Shares from trading on its exchange, we could face significant material adverse consequences, including:

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

We are governed by the Business Corporation Act (British Columbia) (“BCBCA”) and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law, or DGCL, that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to our articles) the BCBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the articles, as applicable, whereas DGCL generally only requires a majority vote; and (ii) under the BCBCA a holder of 5% or more of our Common Shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. We cannot predict whether investors will find our company and our Common Shares less attractive because we are governed by foreign laws.

In addition, a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act (Canada) and obtain approval of the Minister prior to acquiring control of a “Canadian Business” within the meaning of the Investment Canada Act (Canada), where prescribed financial thresholds are exceeded. Finally, limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). The Competition Act (Canada) establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner. However, the Competition Act (Canada) permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us, whether or not it is subject to mandatory notification. Otherwise, there are no limitations either under the laws of Canada, or in our articles of incorporation, or “articles,” or amended and restated bylaws, or “bylaws,” on the rights of non-Canadians to hold or vote our Common Shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our Company and our Common Shares less attractive because we are governed by foreign laws.

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

The rules governing “passive foreign investment companies,” (“PFICs”) can have adverse effects on U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) of the Company’s shares for U.S. federal income tax purposes. Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally, using a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash), we would be characterized as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including goodwill and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in an offering or in any other subsequent financing transaction. Moreover, our ability to earn specific types of income that will be treated as non-passive for purposes of the PFIC rules is uncertain with respect to future years. We believe we were classified as a PFIC during the taxable year ended December 31, 2022. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2023, or future taxable years, and we cannot provide any assurances regarding our PFIC status for any current or future taxable year.

If we are a PFIC, a U.S. Holder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for certain preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. Investors should consult their own tax advisors regarding the potential consequences if we were or were to become a PFIC, including the availability, and advisability, of, and procedure for making certain tax elections that may in certain circumstances mitigate possible adverse U.S. federal income tax consequences that may result from PFIC status.

Our bylaws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with us.

We have included a forum selection provision in our bylaws that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of Alberta and appellate courts therefrom (or, failing such Court, any other “court” as defined in the Canada Business Corporations Act (“CBCA”), having jurisdiction, and the appellate courts therefrom), will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us, (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or bylaws; or (4) any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection provision also provides that our shareholders are deemed to have consented to personal jurisdiction in the Province of Alberta and to service of process on their counsel in any foreign action initiated in violation of our provision. Therefore, it may not be possible for shareholders to litigate any action relating to the foregoing matters outside of the Province of Alberta. To the fullest extent permitted by law, our forum selection provision will also apply to claims arising under U.S. federal securities laws. In addition, investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder.

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

Future sales and issuances of our Common Shares or rights to purchase Common Shares, including pursuant to our Stock Option and Incentive Plan, could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

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

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors as our board of directors may consider relevant. If we do not pay dividends, our Common Shares may be less valuable because a return on an investment in our Common Shares will only occur if our stock price appreciates.

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

We have limited capabilities for product candidate development and do not yet have any capability for sales, marketing or distribution. Accordingly, we have entered into strategic partnerships with other companies that we believe can provide such capabilities, including collaboration and license agreements with the Icahn School of Medicine at Mt. Sinai in New York, University of Florida, Dr. Richard Johnson, and Dr. Takahiko Nakagawa. Our existing strategic partnerships, and any future strategic partnerships we enter into, may pose a number of risks, including the following:

●strategic partners have significant discretion in determining the efforts and resources that they will apply to these partnerships;
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

We rely on third parties to monitor, support, conduct and oversee clinical trials of the product candidates that we are developing and, in some cases, to maintain regulatory files for those product candidates. We may not be able to obtain regulatory approval for our product candidates or commercialize any products that may result from our development efforts, and for which we receive approval, if we are not able to maintain or secure agreements with such third parties on acceptable terms, if these third parties do not perform their services as required, or if these third parties fail to timely transfer any regulatory information held by them to us.

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

Patents that we may ultimately be found to infringe could be issued to third parties. Third parties may have or obtain valid and enforceable patents or proprietary rights that could block us from developing product candidates using our technology. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition and results of operations. Moreover, our failure to maintain a license to any technology that we require may also materially harm our business, financial condition and results of operations. Furthermore, we would be exposed to a threat of litigation.

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

Any of our intellectual property rights could be challenged or invalidated despite measures we take to obtain patent and other intellectual property protection with respect to our product candidates and proprietary technology. For example, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States and in some other jurisdictions, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld material information from the United States Patent and Trademark Office (“USPTO”), or the applicable foreign counterpart, or made a misleading statement, during prosecution. A litigant or the USPTO itself could challenge our patents on this basis even if we believe that we have conducted our patent prosecution in accordance with the duty of candor and in good faith. The outcome following such a challenge is unpredictable.

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

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming and the outcome is unpredictable. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced and our business and competitive position could be harmed. Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information.

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

For our U.S. patent applications containing a priority claim after March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, also known as the America Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation.

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

We are a party to license agreements with University of Florida, and others, pursuant to which we in-license key patent and patent applications for use in one or more of our product candidates. These existing licenses impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensors may have the right to terminate the licenses, in which event we would not be able to develop or market the product candidates covered by such licensed intellectual property.

We rely on certain of our licensors to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them and may continue to do so in the future. We have limited control over these activities or any other intellectual property that may be related to our inlicensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate infringement proceeding against a third-party infringer of the intellectual property rights or defend certain of the intellectual property that is licensed to us. It is possible that any licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

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

We are exposed to the risk of fraud or other misconduct by our employees or independent contractors. Misconduct by these parties could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we may establish for our product candidates, to comply with federal and state data privacy, security, fraud and abuse laws and other healthcare regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics (“Code of Conduct”), but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, monetary damages, fines, disgorgement, imprisonment, loss of eligibility to obtain marketing approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of our operations.

If we market products in a manner that violates healthcare fraud and abuse laws, we may be subject to civil or criminal penalties.

In addition to FDA restrictions on the marketing of pharmaceutical products, federal and state healthcare laws restrict certain business practices in the pharmaceutical industry. Although we currently do not have any products on the market, we may be subject, and once our product candidates are approved and we begin commercialization will be subject, to additional healthcare laws and regulations enforced by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. These state and federal healthcare laws, commonly referred to as “fraud and abuse” laws, have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry, and include, but are not limited to, anti- kickback, false claims, data privacy and security and transparency statutes and regulations.

For example, federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other.

Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which may apply to items such as pharmaceutical products and services reimbursed by private insurers. Administrative, civil and criminal sanctions may be imposed under these federal and state laws.

Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as:

●	providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers;
●	reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates;
●	engaging in off-label promotion; and
●	submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

If our operations are found to be in violation of any of the healthcare laws or regulations that may apply to us, we may be subject to penalties, including potentially significant criminal, civil or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion of products from reimbursement under government programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings or the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products will be sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post- marketing requirements, including safety surveillance, fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

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

We are highly dependent on the research and development, clinical and business expertise of Dr. Allen Davidoff, our President and Chief Executive Officer, Amar Keshri, our Chief Financial Officer, Dr. Stephen Haworth, our Chief Medical Officer, Dr. Stacy Evans, our Chief Business Officer, as well as other members of our senior management, scientific and clinical team. We currently do not maintain “key person” insurance coverage for Dr. Davidoff and Amar Keshri. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy.

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

As of the date of this Annual Report, we had three full-time employees and 14 consultants. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to expand our employee base for managerial, operational, financial and other resources. Additionally, as our product candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, manufacturing, regulatory sales and marketing capabilities or contract with other organizations to provide these capabilities for us. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity amongst remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend on our ability to effectively manage any future growth.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, contract manufacturing organizations and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates on a patient-by-patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

ITEM 4.INFORMATION ON THE COMPANY

4.A.History and Development of the Company

Name, Address and Incorporation

The Company was incorporated to carry on business under the Business Corporations Act (British Columbia) (the “BCBCA”) as “APAC Resources Inc.” on May 31, 2011 and with registration number BC0911882. XORTX Pharma Corp. (“XORTX Pharma”) was incorporated under the laws of Alberta, Canada on August 24, 2012 under the name ReVasCor Inc. and was continued under the Canada Business Corporations Act on February 27, 2013 under the name of XORTX Pharma Corp. XORTX Pharma completed a reverse take-over transaction on January 10, 2018 (the “RTO”) with the Company. As part of this transaction, the Company changed its name to its current name: “XORTX Therapeutics Inc.” XORTX Pharma remains as a wholly owned subsidiary of the Company and is the Company’s only subsidiary.

Our registered office is located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. Our operations office and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1 and our telephone number is (403) 455-7727. Our website address is www.xortx.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

General Development of the Business of the Company

Recent Developments

On January 20, 2022, the Company announced the appointment of Dr. David MacDonald as Chief Technology Officer.

On January 31, 2022, XORTX announced that in 2022, XORTX is focused on advancing XRx-008, product candidate in development for ADPKD, into a clinical trial and will pursue the submission of an Orphan Drug Designation, the initiation of special protocol assessment discussions with the FDA and will continue formulation development for other kidney disease applications. In April 2023, FDA granted the Company’s Orphan Drug Designation request for XRx-008.

On March 14, 2022, the Company announced that it submitted a clinical trial application with Health Canada for the XRX-OXY-101 bridging pharmacokinetics study (the “XRX-OXY-101 PK Clinical Trial”). The XRX-OXY-101 PK Clinical Trial was originally submitted as three-part, single-dose, fed or fasted, then, multi-dose crossover comparative bioavailability and pharmacokinetic study in healthy volunteers. It was designed to permit XORTX to characterize the safety and relative bioavailability of the XRx-008 formulation with knowledge gained during the conduct of the trial providing guidance regarding the oral dose of XRx-008 for our planned registration trial in autosomal dominant polycystic kidney disease (“ADPKD”). Additionally, we believe the XRX-OXY-101 PK Clinical Trial will provide data to support future New Drug Application (“NDA”) submissions to the FDA and a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”).

On March 23, 2022, XORTX announced the submission of a Patent Cooperation Treaty (“PCT”) patent application seeking international patent protection for the patent entitled “Compositions and Methods for Enhancing Anti-Viral Therapies”. This patent is based on retrospective clinical data from XORTX’s scientific partners suggesting that an important therapeutic opportunity lies with addressing aberrant purine metabolism combined with hyperuricemia in patients most at risk to severe respiratory virus infection.

On March 31, 2022, the Company announced the filing of an investigational new drug (“IND”) application with the FDA in support of the Company’s XRx-008 program for treatment of progressing kidney disease due to ADPKD and contains the protocol for the above referenced bridging pharmacokinetics study for XRX-OXY-101.

On April 7, 2022, XORTX announced receipt of notification that the patent “Formulations of Xanthine Oxidase Inhibitors” will be granted by the United States Patent Office (“USPTO”). The patent covers compositions for, and methods of using, XORTX’s proprietary formulations of xanthine oxidase inhibitors (“XOI”) for renal and other diseases where aberrant purine metabolism has been implicated in disease progression.

On April 12, 2022, the Company announced receipt of a no objection letter from Health Canada regarding the Company’s XRX-OXY-101 Clinical Trial referenced above.

On April 20, 2022, the Company announced receipt of Small and Medium Enterprise (“SME”) status for the European Union (the “EU”). This status is applicable for the EMA related interactions and confirmed by the SME office – Regulatory Science and Innovation Task Force. SME status provides reduced costs to the Company as it initiates discussions with the EMA regarding the upcoming XRX-OXY-301 phase 3 registration trial for XRx-008 and other clinical programs.

On May 3, 2022, the Company announced that dosing of human subjects had been initiated in the XRX- OXY-101 PK Clinical Study. In addition, successful recruitment for part one of the three-part (now four-part) clinical trial was completed with 32 subjects receiving study drug. Following administration of the first dose of drug, blood sampling and bioanalytical evaluation was conducted to characterize the pharmacokinetics and bioavailability of the XRx-008 program’s XORLOTM for future clinical trials development. Additionally, the XRX-OXY-101 PK Clinical Trial will provide fundamental information for the 505(b)2 marketing approval filing of the XRx-008 program.

On May 5, 2022, the Company announced receipt of official notification from the FDA that the Company’s recent IND application had been reviewed and cleared. Accompanying this notification was a “Study May Proceed Letter” regarding the XRX-OXY-101 PK Clinical Trial. We plan to use data collected in the XRX-OXY-101 trial to support development of XRx-008 for the treatment of progressing kidney disease due to ADPKD.

On July 7, 2022, following the successful regulatory filings with the FDA and Health Canada and commencement of the OXY-XRX-101 PK Clinical Study, the Company submitted a type B pre-Phase 3 meeting request with the FDA.

On July 13, 2022, the Company announced positive topline results from Part 1 of the three-part (now four part) XRX-OXY-101 PK Clinical Trial showing a substantial increase in oral bioavailability of two versions of XORTX’s proprietary oxypurinol formulation compared to a control formulation. In addition to the substantial increase in bioavailability in part one of the XRX-OXY-101 PK Clinical Trial, XRx-008 was well-tolerated with a favorable pharmacologic profile. No drug related adverse or serious adverse events related to oral administration of oxypurinol were observed.

On July 19, 2022, the Company announced submission of a request for “scientific advice review” to the EMA and more specifically the Committee for Medical Products for Human Use (the “CHMP”) regarding the XRx-008 program. This submission for CHMP/EMA review initiated discussions regarding the status of XORTX’s XRx-008 program for ADPKD, plans for its global phase 3 registration trial, and included scientific advice pertaining to marketing approval in the EU.

On August 4, 2022, the Company announced that the pre-Phase 3 meeting request made to the FDA resulted in the grant of a virtual meeting scheduled on September 16, 2022. In advance of this meeting, XORTX submitted a “Pre-Phase-3 Briefing Package” to the FDA on July 28, 2022.

On August 22, 2022, the Company announced positive topline results from its XRX-OXY-101 PK Clinical Trial – Part 2 showing a substantial increase in oral bioavailability of XORLOTM provided with food compared to the fasted state. In addition to the substantial increase in bioavailability in part 2, XRx-008 was well-tolerated with a favorable pharmacologic profile. No drug related adverse or serious adverse events related to oral administration of oxypurinol were observed.

On September 19, 2022, the Company announced the completion of the Type B Pre-phase 3 meeting with the FDA held on September 16, 2022. A Type B meeting is a routine meeting that occurs at pre-fined end-points between the FDA and a sponsor. Type B meetings typically occur right after, or right before submission of clinical data or a new drug filing. In advance of this meeting, XORTX submitted a “Pre-Phase-3 Briefing Package” to the FDA on July 28, 2022 and received responses from, and responded to the FDA prior to the virtual meeting. The FDA provided guidance on the design of the planned Phase 3 clinical trial.

On October 26, 2022, the Company announced receipt of a further no objection letter from Health Canada regarding the Company’s ongoing XRX-OXY-101 PK Clinical Trial. The Company successfully completed parts 1 and 2 of the XRX-OXY-101 PK Clinical Trial, modified part 3 and added an additional part 4. The XRX-OXY-101 PK Clinical Trial was originally designed with three objectives: 1) to evaluate which of XORTX’s novel formulations results in the best circulating oxypurinol concentrations; 2) to evaluate the effect of food on the bioavailability of this formulation; and 3) to evaluate the safety and pharmacokinetics of multiple doses of this selected formulation. After completion of parts 1 and 2, XORTX redesigned part 3 to include an additional characterization of food effect and added a fourth objective - part 4 - to characterize the proportion of oxypurinol absorbed with three increasing doses of XRx-008

On November 3, 2022, the Company announced the presentation of a peer-reviewed abstract that was presented on November 4, 2022 at the American Society of Nephrology Annual Conference – Kidney Week. The Abstract presented new discoveries in two species – mouse and rat models of polycystic kidney disease (“PKD”) and reported original work showing the harmful consequences of chronically increased uric acid on both structure and function of kidneys. The Abstract “Raising Serum Uric Acid with a Uricase Inhibitor Worsens PKD in Rat and Mouse Models” was presented during the Session Title: Genetic Diseases of the Kidneys, by Dr. Charles Edelstein of the University of Colorado and Dr. Allen Davidoff, Chief Executive Officer (“CEO”) of XORTX. This presentation reported for the first time, that XORTX’s XRx008 formulation of XOI substantially and significantly blocked the increase in kidney size associated with high circulating uric acid in a rodent model of polycystic kidney disease.

On November 25, 2022, the Company announced that it received notification from Nasdaq Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company’s Common Shares listed on Nasdaq was below US$1.00 for 30 consecutive business days. Nasdaq Rule 5550(a)(2) requires the shares to maintain a minimum bid price of US$1.00 per share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below US$1.00 for a period of 30 consecutive business days. It was noted that these notifications do not impact the Company’s listing on Nasdaq at this time. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification to regain compliance with the minimum bid price requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before the 180-calendar day period, the bid price of the shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq has the discretion to provide written notification that the Company has achieved compliance with the minimum bid price requirement and consider such deficiency matters closed.

On November 28, 2022, the Company announced the successful screening and enrollment of the last remaining subjects into the XRX-OXY-101 PK Clinical Trial, including initiation of dosing of all subjects enrolled in part 4 of the XRX-OXY-101 PK Clinical Trial.

On December 8, 2022, the Company announced new proof of concept data supporting, in a second study, the effectiveness of XOI produced by the Company’s proprietary oral oxypurinol formulation, XORLOTM, in a mouse model of ADPKD. This new experimental data reproduces the result reported at the American Society of Nephrology meeting held November 2022 and added further new evidence to support our belief that XOI produced by our proprietary formulation of oxypurinol at doses that would be considered moderate-to-low in man is effective at inhibiting the expansion of kidneys in ADPKD.

On December 19, 2022, the Company announced the completion of dosing in the XRX-OXY-101 PK Clinical Trial, in each of parts 1 through 4. Positive topline results from the XRX-OXY-101 PK Clinical Trial characterizing the pharmacokinetics of XORLOTM was announced on January 19, 2023. In the study, XORLOTM was well tolerated across the various dosing regimens. No safety issues were identified in any of the four parts of the XRX-Oxy-101 PK Clinical Trial on the 88 subjects who received drug.

On January 3, 2023, the Company announced the submission of a PCT patent application seeking international patent protection for the patent entitled “Compositions and Methods for Diagnosis, Treatment and Prevention of Kidney Disease”.

On February 1, 2023, the Company announced it submitted an Orphan Drug Designation (“ODD”) Request to the FDA for the XRx-008 program for the treatment of ADPKD. In April 2023, FDA granted the Company’s Orphan Drug Designation request for XRx-008.

On March 14, 2023, the Company announced the submission of a Type D meeting request to the FDA and a response setting the date for a virtual meeting on May 1, 2023. A Type D meeting provides an opportunity to discuss with the FDA a narrow set of issues on a shorter timeline than with other meeting types. Additionally, a revised clinical trial protocol for XRX-OXY-301 was submitted, a data update from the XRX-OXY-101 PK Clinical Trial as well as a description of future clinical development program plans for XORLOTM for the treatment of ADPKD. We believe our prior discussions with the FDA and existing agency guidance will permit application for accelerated approval based on specified validated endpoints such as total kidney volume in ADPKD. We believe submission of this revised clinical trial protocol, XRX-OXY-301, will provide the opportunity for XORTX’s XRx-008 program to potentially achieve earlier completion of our planned registration trial and importantly to potentially accelerate our application to FDA for marketing approval.

On April 21, 2023, the Company announced receipt of FDA Orphan Drug Designation for XRx-008.

For the balance of 2023, XORTX will continue its focus on advancing XORLOTM as part of the XRx-008 program for ADPKD into a Phase 3 registration clinical trial, initiation of special protocol assessment (“SPA”) discussions with the FDA and initiation of commercialization activities, if approved, for XORLOTM as well as advancing research in other kidney disease applications. To achieve these objectives, XORTX’s action plan includes:

1.	Initiate the Phase 3 clinical trial, XRX-OXY-301, to support an application for “Accelerated Approval” of XORLOTM for individuals with ADPKD (the “XRX-OXY-301 Clinical Trial”). The XRX-OXY-301 Clinical Trial is a Phase 3, Multi-Centre, Double-Blind, Placebo Controlled, Randomized Withdrawal Design Study to Evaluate the Efficacy and Safety of a Novel Oxypurinol Formulation in Patients with Progressing Stage 2-4 ADPKD and Coexistent Hyperuricemia. XORTX anticipates that the XRX-OXY-301 Clinical Trial will provide data to support a future “Accelerated Approval” NDA submissions to the FDA and MAA to the EMA. The XRX-OXY-301 Clinical Trial is planned, subject to additional financing, to start in the second half of 2023 and will enroll individuals with stage 2, 3 or 4 ADPKD accompanied by chronically high uric acid. The objective of the XRX-OXY-301 Clinical Trial is to evaluate the ability of XORLOTM to slow the expansion of total kidney volume over a 12-month treatment period.
2.	Prepare and Communicate with the FDA and EMA regarding the XRX-OXY-302 Registration trial in ADPKD (the “XRX-OXY-302 Clinical Trial”). The XRX-OXY-302 Clinical Trial is a Phase 3, Multi-Centre, Double-Blind, Placebo Controlled, Randomized Withdrawal Design Study to Evaluate the Efficacy and Safety of a Novel Oxypurinol Formulation in Patients with Progressing Stage 2-4 ADPKD and Coexistent Hyperuricemia with progressing stage 2, 3, or 4 kidney disease. The objective of the XRX-OXY-302 Clinical Trial is to evaluate the safety and effectiveness of XORLOTM for the XRx-008 program over a 24-month treatment period. The aim of the XRX-OXY-302 Clinical Trial is to characterize the ability of XOI to potentially decrease the rate of decline of glomerular filtration rate. An estimated 300 patients will be enrolled. The XRX-OXY-302 Clinical Trial is planned to start in the second half of 2024, subject to Special Protocol Assessment review by FDA.
3.	Ongoing Chemistry Manufacturing and Control (“CMC”) Work. In parallel with the XRX-OXY-301 and XRX-OXY-302 Clinical Trials, XORTX will be focusing on scale-up, validation and stability testing of clinical drug product supplies of XORLOTM under the Company’s IND, as well as future clinical and commercial supplies. All development will be performed according to current GMP methodology. This work will be ongoing throughout 2023.
4.	Activities Related to Potential Commercial Launch. In preparation for a possible “Accelerated Approval” NDA filing in 2025 in the US for XORLOTMXRx,-008, also referred to by its trademarked name XORLOTM herein, XORTX will conduct commercialization studies to support in-depth analysis of pricing and/or reimbursement, as well as evaluate product brand name selection, prepare related filings, and conduct other launch preparation activities. This work will be ongoing from 2023 to 2025.
5.	Activities Related to European Registration. XORTX will continue to work with and seek out guidance from the EMA to facilitate the path to potential approval of XORLOTM in the EU, including required clinical studies and reimbursement conditions. This work will be ongoing from 2023 through 2026 and will include a future request for orphan drug status.

To achieve the above goals, XORTX will continue to pursue non-dilutive and dilutive funding and expand discussions to partner with pharma / biotech companies with a global reach. XORTX will also increase financial and healthcare conference participation to further strengthen and expand its investor base.

Three-Year History

The three-year history of the Company and its business are outlined below:

2020

Private Placement

On February 28, 2020, the Company closed a first tranche of a 3,066,439 unit private placement with the issuance of 1,555,317 units for gross proceeds of $900,000 in cash and $50,000 on the conversion of certain payables into units (while $1,606,320 in units were issued in exchange for services to be provided). Each unit was priced at $1.64 and comprised one Common Share and one Common Share Purchase Warrant exercisable at $2.94 for a period of one year from the issuance of the units, provided, however, that if, at any time following the expiry of the statutory four-month hold period, the closing price of the Common Shares on the TSXV is greater than $4.11 for 10 or more consecutive trading days, the Company may notify the holder, by way of news release, that the warrants will expire on the 20th business day following the date of such notice, unless exercised by the holder before such date. The objective of this funding round was to advance ADPKD program toward a phase 3 registration trial in ADPKD. Please note that the details above have been adjusted to reflect the Company’s consolidation of its shares on a one (1) post-consolidated share for 11.74 pre-consolidated shares basis which took effect on September 23, 2021 (the “Share Consolidation”) referenced below under “2021”.

Intellectual Property Advancements

On March 16, 2020, XORTX announced the filing of a provisional patent application and on March 15, 2021, a PCT application claiming priority to said provisional application covering the potential use of any uric acid lowering agent, and more specifically a xanthine oxidase inhibitor in the form of its XRx-101 product candidate to treat acute kidney injury (“AKI”) in patients due to respiratory virus infection.

Appointment of LONZA Group as Manufacturer

On April 30, 2020, the Company announced the appointment of LONZA Group as the manufacturer of GMP oxypurinol for the XRx-008 and XRx-101 clinical trial programs. The launch of oxypurinol manufacturing for both XRx-008 and XRx-101 is the first step to advance these programs toward clinical testing. Lonza is a leading global provider of integrated healthcare solutions.

Partnership with Icahn School of Medicine at Mount Sinai in New York

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

2021

Private Placement

On February 9, 2021, the Company issued 2,085,687 units in a private placement offering at a subscription price of $2.94 per unit for gross proceeds of $6,121,572. Each unit comprised one Common Share of the Company and one Common Share Purchase Warrant (“Private Placement Warrant”). Each Private Placement Warrant entitles the holder, on exercise, to purchase one additional Common Share in the capital of the Company, at a price of $4.70, for a period of 5 years from the issuance of the units provided, however, that, if, at any time following the expiry of the statutory four month hold period, the closing price of the Common Shares on the TSXV is greater than $14.09 for 10 or more consecutive trading days, the Private Placement Warrants will be accelerated upon notice and the Private Placement Warrants will expire on the 30th calendar day following the date of such notice. In addition, the Private Placement Warrants are also subject to typical anti-dilution provisions and a ratchet provision that provides for an adjustment in the exercise price should the Company issue or sell Common Shares or securities convertible into Common Shares at a price (or conversion price, as applicable) less than the exercise price such that the exercise price shall be amended to match such lower price.

In connection with the February 9, 2021, private placement, the Company paid $171,085 in cash commissions and issued 58,291 finder’s warrants. Each finder’s warrant is exercisable into one Common Share at a price of $4.70 and having the same expiry, acceleration and anti-dilution provisions as the Private Placement Warrants included in the private placement.

Please note that the details above have been adjusted to reflect the Share Consolidation referenced below under “2021”.

United States Initial Public Offering

On October 15, 2021, the Company announced the closing of an underwritten public offering of 2,906,000 units, with each unit consisting of one common share, no par value, and one warrant (the “IPO Common Share Purchase Warrants”) to purchase one common share at a public offering price of US$4.13 per unit, for aggregate gross proceeds of approximately US$12,000,000, prior to deducting underwriting discounts and other offering expenses (the “US IPO Offering”). The IPO Common Share Purchase Warrants have an initial exercise price of US$4.77 per share, are immediately exercisable, and have a term of approximately five years. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 435,900 Common Shares and/or warrants (the “IPO Compensation Warrants”) to purchase up to an additional 435,900 Common Shares at the US IPO Offering price less the underwriting discounts. On October 15, 2021, the underwriters partially exercised their option to purchase additional IPO Compensation Warrants to purchase up to an additional 435,900 Common Shares. On November 8, 2021, the Company issued an additional 355,000 Common Shares at the US IPO Offering price resulting in additional gross proceeds of approximately US$1.47 million pursuant to the partial exercise of the underwriters’ over-allotment option, before deducting underwriting discounts and commissions.

In connection with the US IPO Offering, the Company received conditional approval to list its Common Shares on the Nasdaq under the symbol “XRTX” on October 13, 2021. The Company’s Common Shares began to trade on the Nasdaq on October 15, 2021. To qualify for listing on Nasdaq, the Company completed a consolidation of its shares on a one (1) post-consolidated share for 11.74 pre-consolidated shares basis which took effect on September 23, 2021 (the “Share Consolidation”).

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

On December 20, 2021, Raymond Pratt was elected to, and Bruce Rowlands retired from, the Board of Directors of the Company.

2022

Private Placement

On October 7, 2022, the Company closed an underwritten public offering of: (i) 1,400,000 common share units (“October 2022 Common Share Units”), with each October 2022 Common Share Unit consisting of one common share, no par value, and one warrant (“October 2022 Warrant”) to purchase one common share at a public offering price of US$1.00 per Common Share Unit, and (ii) 3,600,000 pre-funded warrant units (“October 2022 Pre-Funded Units” and together with the Common Share Units, the “Units”), with each October 2022 Pre-Funded Unit consisting of one pre-funded warrant (“October 2022 Pre-Funded Warrant”) to purchase one common share and one October 2022 Warrant to purchase one common share at a public offering price of US$0.9999 per October 2022 Pre-Funded Unit, for aggregate gross proceeds of US$5 million, prior to deducting underwriting discounts and other offering expenses and excluding any exercise of the underwriters’ option to purchase any additional securities as described herein (the “October 2022 Offering”). The common shares and October 2022 Warrants contained in the Common Share Units and the October 2022 Pre-Funded Warrants and October 2022 Warrants contained in the October 2022 Pre-Funded Units were immediately separable upon issuance. The October 2022 Warrants have an initial exercise price of US$1.22 per share, are immediately exercisable, and may be exercised for five years from the date of issuance. The October 2022 Pre-Funded Warrants had an exercise price of US$0.0001 per share, were immediately exercisable, and terminated once exercised in full. As of the date of this Annual Report, all 3,600,000 October 2022 Pre-Funded Warrants have been exercised. In addition, the Company granted the underwriters of the October 2022 Offering a 45-day option to purchase up to an additional 750,000 common shares and/or warrants (“October 2022 Compensation Warrants”) to purchase up to an additional 750,000 common shares at the public offering price less the underwriting discounts.

Further to an investment in connection with the October 2022 Offering, the Company entered into an agreement, approved by the TSXV, to reduce the exercise price of certain outstanding US IPO Common Share Purchase Warrants to purchase up to 910,000 shares of common stock issued in the US IPO Offering (the “Amended IPO Common Share Purchase Warrants”) and held by certain investors in the October 2022 Offering from US$4.77 per share to US$1.17 per share, effective upon the closing of the October 2022 Offering. All other terms of the Certain Prior US IPO Warrants remained the same.

Intellectual Property Advancements

On March 23, 2022, XORTX announced the submission of a PCT patent application seeking international patent protection for the patent entitled “Compositions and Methods for Enhancing Anti-Viral Therapies”. This patent is based on retrospective clinical data from XORTX’s scientific partners suggesting that an important therapeutic opportunity lies with addressing aberrant purine metabolism combined with hyperuricemia in patients most at risk due to severe respiratory virus infection.

On April 7, 2022, XORTX announced receipt of notification that the patent “Formulations of Xanthine Oxidase Inhibitors” will be granted by the USPTO. The patent covers compositions for, and methods of using, XORTX’s proprietary formulations of xanthine oxidase inhibitors for renal and other diseases where aberrant purine metabolism has been implicated in disease progression.

Changes in Officers, Directors and Advisory Board Members

On January 20, 2022, the Company announced the appointment of Dr. David MacDonald as Chief Technology Officer (“CTO”). Effective May 12, 2022, Dr. David MacDonald transitioned from the position of CTO to consultant focused on regulatory and clinical operations for the Company.

On June 6, 2022, the Company announced the appointment of Mr. Anthony Giovinazzo to the Board of Directors and as non-Executive Chair of the Board.

On November 16, 2022, the Company announced the appointment of Dr. Stacy Evans as Chief Business Officer (“CBO”).

Significant Acquisitions During 2022

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

4.B.Business Overview

Overview

XORTX Therapeutics is a late clinical-stage biotechnology company focused on identifying, developing and potentially commercializing therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan (rate) disease indications such as ADPKD and type 2 diabetic nephropathy (“T2DN”), as well as AKI associate with respiratory virus infection.

Our focus is on developing three therapeutic product candidates to:

●	slow or reverse the progression of chronic kidney disease in patients at risk of end stage kidney failure;
●	address the immediate need of individuals facing AKI associated with respiratory virus infection; and
●	Treat patients with type 2 diabetic nephropathy.

We are also looking to identify other opportunities where our existing and new intellectual property can be leveraged to address health issues.

We believe that our technology is underpinned by well-established research and insights into the underlying biology of aberrant purine metabolism, its health consequences and of oxypurinol, a uric acid lowering agent that works by effectively inhibiting xanthine oxidase. We are developing innovative product candidates that include new or existing drugs that can be adapted to address different disease indications where aberrant purine metabolism and/or elevated uric acid is a common denominator, including polycystic kidney disease, pre-diabetes, insulin resistance, metabolic syndrome, diabetes, diabetic nephropathy, and infection. Oxypurinol, and our proprietary pipeline-in-a-product strategy supported by our intellectual property, established exclusive manufacturing agreements, and proposed clinical trials with experienced clinicians, are focused on building a pipeline of assets to address the unmet medical needs for patients with a variety of serious or life-threatening diseases.

Our three lead product candidates are:

●	XRx-008, a program for the treatment of ADPKD;
●	XRx-101, a program to treat AKI associated with severe virus infection and associated health consequences; and
●	XRx-225, a program for the treatment of T2DN.

At XORTX, we aim to redefine the treatment of kidney diseases by developing medications to improve the quality-of-life of patients with life threatening diseases by modulating aberrant purine and uric acid metabolism, including lowering elevated uric acid as a therapy.

Our Proprietary Therapeutic Programs

Our expertise and understanding of the pathological effects of aberrant purine metabolism combined with our understanding of uric acid lowering agent structure and function, has enabled the development of our proprietary therapeutic platforms. These are a complementary suite of therapeutic formulations designed to provide unique solutions for acute and chronic disease. Our therapeutic platforms can be used alone, or in combination, with synergistic activity to develop a multifunctional tailored approach to a variety of disease entities that can address disease in multiple body systems through management of chronic or acute hyperuricemia, immune modulation, and metabolic disease. We continue to leverage these therapeutic platforms to expand our pipeline of novel and next generation drug-based product candidates that we believe could represent significant improvements to the standard of care in multiple acute and chronic cardiovascular diseases and specifically kidney disease.

We believe our in-house drug design and formulation capabilities confer a competitive advantage to our therapeutic platforms and are ultimately reflected in our programs. Some of these key advantages are:

Highly modular and customizable

Our platforms can be combined in multiple ways and this synergy can be applied to address acute, intermittent or chronic disease progression. For example, our XRx-101 program for AKI is designed to produce rapid suppression of hyperuricemia then maintain purine metabolism at a low level during viral infection and target management of acute organ injury. Our XRx-008 program is designed for longer term stable chronic oral dosing of xanthine oxidase inhibitors. We believe the capabilities of our formulation technology allow us to manage the unique challenges of cardiovascular and renal disease by modulating, purine metabolism, inflammatory and oxidative state.

Fit-for-purpose

Our platforms can also be utilized to engineer new chemical entities and formulations of those agents that have enhanced properties. For example, our XRx-225 product candidate program, some of the intellectual property for which we license from third parties, represents a potential new class of xanthine oxidase inhibitor with a targeted design to enhance anti-inflammatory activity. The capability of tailoring the potential therapeutic benefit of this class of new agents permits us to identify targets and disease that we wish to exploit and then through formulation design optimize those small molecules and proprietary formulations to maximize potentially clinically meaningful therapeutic effect.

Readily scalable and transferable

Our in-house small molecule and formulations design expertise is positioned to create a steady succession of product candidates that are scalable, efficient to manufacture (by us or a partner or contract manufacturing organization), and produce high production and high purity active pharmaceutical drug product. We believe this will provide a competitive advantage, new intellectual property and opportunity to provide first-in-class products that target unmet medical needs and clinically meaningful quality of life.

Our team’s expertise in uric acid lowering agents, specifically in the development and use of xanthine oxidase inhibitors, has enabled the development of our therapeutic product candidates to treat the symptoms of, and potentially delay the progression of ADPKD, AKI due to respiratory virus infection, and T2DN. There is no guarantee that the FDA will approve our proposed uric acid lowering agent product candidates for the treatment of kidney disease or the health consequences of diabetes

Product Candidate Pipeline

Our lead product candidates are XRx-008, XRx-101, and XRx-225. XRx-008 is in preparations for a Phase 3 registration clinical trial, the last stage of clinical development before application for FDA approval. Our XRx-101 program is advancing toward preparing for a “bridging” pharmacokinetic study for the Company’s Phase 3 clinical trial to potentially slow or reverse acute kidney disease in hospitalized individuals with respiratory virus infection. XRx-225 is at the non-clinical stage and advancing toward the clinical development stage.

Products

The Company’s most advanced development program, XRx-008, is a late clinical stage program focused on demonstrating the potential of our novel product candidate for ADPKD. XRx-008 is the development name given to XORTX’s proprietary oral formulation of oxypurinol, and shows increased oral bioavailability compared to oxypurinol alone. XORTX is also developing a second oral formulation of oxypurinol, XRx-101, for use in treating patients infected with respiratory virus infection with associated AKI.

XORTX is currently evaluating xanthine oxidase inhibitor candidates for the XRx-225 program to potentially treat T2DN as well as developing new chemical entities to address the large unmet medical need.

Patents

XORTX is the exclusive licensee of two U.S. granted patents with claims to the use of all uric acid lowering agents to treat insulin resistance or diabetic nephropathy, and two U.S. patent applications with similar claims for the treatment of metabolic syndrome, diabetes, and fatty liver disease. Counterparts for some of these patent applications have also been submitted in Europe. In both the US and Europe, XORTX owns composition of matter patent applications for unique proprietary formulations of xanthine oxidase inhibitors – U.S. and European patents have been granted. XORTX has also submitted two patent applications to cover the use of uric acid lowering agents for the treatment of the health consequences of respiratory virus infection.

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

Background

Uric acid is an essential molecule necessary for excretion of excess nutrients. However, at chronically high levels, serum uric acid (“SUA”) acts through a newly discovered mechanism to cause disease. If untreated, high uric acid levels may eventually lead to permanent bone, joint and tissue damage, kidney disease, such as ADPKD and AKI, and heart disease. Research has also shown a link between high uric acid levels and cardiovascular and renal diseases, hypertension, insulin resistance, type 2 diabetes, high blood pressure, and fatty liver disease. Figure 1 provides a background on the formation and use of uric acid in the body.

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

ADPKD is caused by mutations from the PKD1 or PKD2 genes, which encode for proteins called polycystin-1 and polycystin-2, respectively. In ADPKD, fluid-filled cysts develop and enlarge in both kidneys, eventually leading to kidney failure. The average size of a typical kidney is a human fist, but polycystic kidneys can get much larger, some growing as large as a football, and can weigh up to 30 pounds each. The onset of ADPKD is often diagnosed at ages between 30 to 50 years. Common symptoms of ADPKD include increased SUA, hypertension, endothelial dysfunction, increased protein in the urine and decreased filtering capacity. ADPKD is a painful disease that impacts quality of life, and nearly 50% of individuals diagnosed with ADPKD progress to end stage renal disease (“ESRD”), by the age of 60. Once a person has ERSD dialysis or a transplant are the only treatment options. Approximately 5% of all individuals on dialysis are ADPKD patients. As ADPKD progresses, patients and treating physicians currently have limited therapeutic options to slow or halt progression toward ESRD.

ADPKD represents approximately 90% of polycystic kidney disease cases and is amongst the most rapidly progressing form of polycystic kidney disease and is the most significant genetic cause of kidney failure. In 2014, close to 32,000 patients on long-term renal therapy were attributable to ADPKD, making it the fourth leading cause of new kidney disease cases behind diabetes, hypertension, and glomerulonephritis in the U.S. The estimated 150,000 diagnosed cases of ADPKD in the U.S. includes an annual incidence of approximately 2,500 new patients every year, and we believe a greater number of patients remain undiagnosed. In Europe, ADPKD had a prevalence of approximately 176,000 cases and an incidence of new patients of approximately 2,800 per year. Currently in the U.S. and Europe, an average of 5% to 8% of ADPKD patients are on renal therapy and patients are typically over fifty years old. Continued efforts are underway to better understand the different roles of inflammation, mitochondrial dysfunction and uric acid in the pathophysiology ADPKD. Multiple therapeutic strategies have been attempted to slow progression to renal disease with few successes, thus ADPKD remains a significant unmet medical need. The Polycystic Kidney Disease Foundation defines ADPKD as one of the most common life-threatening genetic diseases.

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

Data suggests that uric acid may be a major culprit in cardiovascular disease regardless of if it is acute, intermittent or chronically increased. Increased SUA is reported to result in injury of the cardiovascular and renal system by acting through intracellular effects and extracellular effects. Increased xanthine oxidase expression is also reported in disease settings and as a mechanism of injury of the kidney. In fact, five types of data attest that high levels of uric acid, even without fully diagnosed kidney disease, is harmful. Firstly, increased endogenous uric acid concentrations correlate with endothelial dysfunction, and when oxypurinol is infused into the human brachial artery endothelial dysfunction is reversed. Secondly, endogenous uric acid concentrations correlate with endothelial dysfunction. Thirdly, population studies show uric acid is an independent predictor of mortality, including one large study in patients with chronic heart failure. Fourthly, SUA is an independent risk factor for kidney disease. Fifthly, acute increases in circulating uric acid due to tumor lysis, crushing trauma and major cardiac surgery has been associated with acute organ injury and specifically AKI. Most recently, SUA has been identified as a risk factor predicting worse AKI outcomes during respiratory virus infections, such as COVID-19 infection, and AKI severity is correlated with mortality.

Current Therapies and Treatments in Development

Critically, patients with hyperuricemia and chronic kidney disease currently have few treatment options.

For the vast majority of patients diagnosed with kidney disease before ESRD, the standard of care is generally to attempt to decrease the amounts of uric acid in the patient. There are three classes of uric acid lowering agents that are generally in use today: xanthine oxidase inhibitors, such as allopurinol and febuxostat; uricosurics; and injectable enzymes. In addition to the approved treatments discussed above, there are multiple therapies currently in late-stage clinical development for the treatment of patients with ADPKD, which include bardoxolone, venglustat, and GLPG2737, RGLS4326 and NV-20494.

Prior FDA Review of Oxypurinol

Oxypurinol was developed as an alternative therapy to allopurinol in gout patients who were intolerant of allopurinol. Oxypurinol is an active metabolite of allopurinol. In 2003, a third-party company Cardiome Pharma Corp. (“Cardiome”) filed an NDA for the orphan indication of allopurinol intolerant gout. Cardiome announced via a press release the approvable letter for oxypurinol for allopurinol intolerant hyperuricemia that Cardiome Pharma Corp. announced it had received via a press release dated June 24, 2004 (the “Prior FDA Review”). The press release stated that “prior to final marketing approval, the FDA requires additional clinical and manufacturing data from Cardiome.” However, the FDA did not approve oxypurinol.

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

Current treatment of diseases

One of the current established treatments for gout is allopurinol, which is a xanthine oxidase inhibitor used for decreasing production of SUA. Oxypurinol, an active metabolite of allopurinol was being developed as an alternative to allopurinol for gout patients who were intolerant of allopurinol. In one study conducted by third party Cardiome Pharma Corp., approximately 70% of these individuals were able to tolerate oxypurinol well and nearly all of those individuals gained clinically meaningful benefit for their gout using this xanthine oxidase inhibitor instead of allopurinol. Oxypurinol has not been approved.

Potential Advantages of XORLOTM formulation from the XRx-008 program for ADPKD

XORLOTM from the XRx-008 program, under our granted formulation patent, is a product candidate intended to be administered once daily to decrease uric acid production by xanthine oxidase, thereby decreasing chronic injury associated with progressing kidney disease in patient with ADPKD. Decreasing the production of uric acid is expected to decrease systemic and kidney inflammation, decrease the rate of initiation of cyst genesis and cyst growth, reverse endothelial dysfunction, decrease proteinuria, and decrease the rate of decline of kidney filtering capacity, all to the benefit of patients with ADPKD.

We believe our proprietary formulation of xanthine oxidase inhibitor, XORLOTM from the XRx-008 program, could become a significant treatment option for patients suffering from ADPKD. We believe XORLOTM can increase the bioavailability of oxypurinol substantially and have reported findings with this result. So far, based upon the results of publicly available third-party clinical trials, over 600 patients have been treated clinically with oxypurinol, and results have shown that the rate of rash and liver enzyme elevation is substantially reduced, suggesting that oxypurinol may be superior in terms of tolerability to allopurinol. The XORLOTM product candidate includes the addition of L-Arginine as bioavailability enhancer and a nephron-protective effect has been observed. Therefore, we believe our patented formulation of oxypurinol may provide an additional benefit compared to allopurinol alone. A therapeutic intervention to reduce uric acid could provide a treatment modality that ultimately reduces inflammation and modifies the underlying disease pathology. There have been no adverse events reported that are unique to oxypurinol. Importantly, in this group of over 600 patients exposed to oxypurinol, no serious adverse events related to Stevens-Johnson Syndrome have been reported.

Clinical experience with oxypurinol is extensive and it has been administered in clinical studies to patient with gout, endothelial dysfunction, and congestive heart failure. Results of those clinical trials and other clinical and non-clinical results suggest that hyperuricemia may play a pathological role in obesity, hypertension, metabolic syndrome, polycystic kidney disease, sepsis, heart disease and other disease, as yet not rigorously tested in clinical trials. Patients with congestive heart failure, hypertension are often simultaneously treated with a number of drugs plus allopurinol. Although an evaluation has not been done yet, if XORLOTM is approved and launched commercially for patients with ADPKD, we believe that it could fit well in combination with other pulmonary and cardiovascular products. For example, Otsuka Pharmaceuticals Co., Ltd.’s (“Otsuka”) current cardiovascular and renal portfolio includes Entresto, Jynarque, and Samsca. While XORLOTM has not been clinically evaluated in combination with other product candidates, the physicians prescribing these Otsuka products could overlap significantly with the physicians expected to prescribe XORLOTM if approved.

Anticipated clinical development of XORLOTM

Oxypurinol, a significant part of the XORLOTM product candidate, is not yet approved for marketing anywhere in the world, though it was previously reviewed by the FDA between 2003 and 2005 as sponsored by a third-party, Cardiome but it did not receive FDA marketing approval. We plan to rely on the prior research conducted and published in peer-reviewed journals and the prior FDA Review and approval of Zyloprim (allopurinol), as well as results of studies conducted by XORTX, to support our application for the FDA approval of XORLOTM. We believe XORLOTM and the XRx-008development program may utilize the FDA 505(b)(2) developmental pathway to support an application for approval of a reformulation of oxypurinol with increased bioavailability and potentially superior tolerability compared to allopurinol. Oxypurinol is an active metabolite of allopurinol. We also plan to pursue the hybrid application of the EU Centralized Procedure, a procedure for the authorization of medicines, where there is a single application, a single evaluation and a single authorization throughout the European Union pursuant to article 10(3) of Directive 2001/83/EC, for the approval of this product candidate.

Based upon this strategy, the XRx-008 program has completed a bridging pharmacokinetic study – XRX-OXY-101 – designed to describe the bioavailability of the unique proprietary formulation and characterize the oral dosing for the Company’s planned Phase 3 clinical trial to slow or reverse progression of kidney disease in subjects with ADPKD. Subject to discussions with the FDA the Phase 3 registration trial’s primary endpoint will characterize the benefit of uric acid lowering on the rate of total kidney volume expansion and secondarily measure glomerular filtration rate decline. Secondary endpoints will include change proteinuria and inflammatory markers.

XRx-101

Overview

Our second program, XRx-101, is being developed for the treatment of AKI associated with respiratory virus infections, such as COVID-19. Approximately 7.5% individuals with COVID-19 infection are hospitalized. In our study with the Icahn School of Medicine in the second half of 2020, we found that among patients hospitalized with COVID-19, 36% had AKI at the time of admission and an additional 23% developed AKI during hospitalization. Many of these individuals have SUA over 7.5 mg/dL - a concentration of SUA associated with saturation of the circulatory system, crystal formation, and acute organ injury. Uric acid crystal formation in the blood has been associated with AKI in the setting of tumor lysis after major cardiac surgery and crushing trauma. In this setting, efforts to rapidly decrease SUA concentrations have shown promise for decreasing acute injury and improve prognosis. When uric acid crystals form in the blood, acute injury to blood vessel, lungs, kidneys and heart has been described in literature. Strategically, for hospitalized patients with respiratory virus infection and evidence of high uric acid accompanied by evidence of AKI, rapidly decreasing SUA concentration may represent an important treatment to protect kidneys and other organ function.

Since over 25% of people infected with COVID-19 also had diabetes as co-morbidity, we believe that it is plausible that uric acid is also elevated in these individuals prior to infection and that XRx-101 could potentially become a valid treatment for this patient group. Elevated uric acid is highly correlated with inflammation which has been the primary diagnostic among all the more infected people with the virus which then leads to a worsen clinical outcome. Studies have shown a strong association between elevated interleukin-6 and Creatinine Reactive Protein (“CRP”) inflammation markers and worsening outcomes leading to the Intensive Care or death. A recent study by Jamie Hirsh, et al., titled Acute kidney injury in patients hospitalized with COVID-19 (Clinical Investigation 2020; 98: 209), analyzed health records of 5,449 hospitalized patients, and showed that 36.6% developed AKI. Among those patients with AKI, 35% died, 26% were discharged and 39% were still hospitalized as of the publishing of the Hirsh’s report. In March 2021, a group of nephrologists and scientists from Yale published a peer-reviewed paper at Journal of the American Medical Association, titled Assessment of Acute Kidney Injury and Longitudinal Kidney Function After Hospital Discharge Among Patients With and Without COVID-19 (JAMA Netw Open. 2021;4(3):e211095), showing that in a cohort study of 1,612 patients with AKI monitored after their index hospitalization, estimated glomerular filtration rate declined by 11.3 mL/min/1.73 m2 per year faster in patients with COVID-19–associated AKI compared with patients with AKI not associated with COVID-19. This finding persisted after adjusting for patient’s baseline comorbidities and severity of AKI.

Current treatment of diseases

Currently many anti-viral drugs and monoclonal antibody therapies have been approved by the FDA for treatment of COVID-19 infections or are authorized for COVID-19 under the FDA Emergency Use Authorization ( “EUA”). They include: remdesivir, tocilizumab, baricitinib, anakinra, lagevrio, paxlovid, evusheld, acetemra, sotrovimab, propofol-lipuro, REGN-COV2, bamlanivimab in combination with etesevimab, casuvurumab plus imdevimab, COVID-19 convalescent plasma, regiocit, Fresenius kabi propoven, and  vilobelimab.as Additionally, dexamethasone has been approved under the National Institute of Health Guidance. There are currently no approved drugs to treat patients with COVID-19 who are at high risk of kidney failure.

Potential Advantages of XRx-101

XRx-101 was designed as a potential therapeutic treatment to protect kidneys from AKI that may occur due to respiratory virus infection in patients hospitalized and treated in intensive care units (“ICUs”). The XRx-101 product candidate is a combination of two uric acid lowering agents in a unique treatment regimen that is intended to target both rapid and sustained uric acid lowering to protect kidney another organ systems from acute injury during hospitalization for respiratory virus infection. The aim of XRx-101 is to treat hospitalized patients early, decrease high SUA concentrations at or early after hospitalization and minimize AKI. We believe this could be a unique opportunity since currently no drugs are approved for AKI, and we believe XRx-101 will be the first product candidate intended to treat patients with respiratory virus infection who are at high risk of kidney failure.

Anticipated clinical development of XRx-101

While oxypurinol has not received final FDA marketing approval, as the XRx-101 product candidate includes oxypurinol, we plan to rely on the prior research conducted and published in peer-reviewed journals and the prior FDA review and approval of Zyloprim (allopurinol), as well as results of studies conducted by XORTX to support an application for the product candidate’s FDA approval. We are pursuing a regulatory pathway approval of XRx-101 pursuant to Section 505(b)(2) of the FDCA, and are also considering pursuing approval via the hybrid application of the EU Centralized Procedure pursuant to article 10(3) of Directive 2001/83/EC.

In previous studies, oxypurinol has clinically demonstrated the ability to inhibit the breakdown of purine and pyrimidine nucleotides to uric acid, decreasing the production of tissue uric acid and SUA from reaching saturation and crystal formation in the circulation and specifically kidneys.

The XRx-101 clinical development program will target and characterize the potential kidney protective effects of this novel therapy and initiate a clinical trial within the next 12 months. Two key third-party studies, one in a mouse model of influenza and another in herpes infection, have shown that allopurinol can act as an anti-viral, lower uric acid, and also protect organs. In the setting of serious viral infection and acute tissue damage, we believe XRx-101 can act to inhibit xanthine oxidase expression due to hypoxia or tissue destruction, therefore preventing increased SUA concentration from reaching saturation levels at which uric acid crystals could trigger an AKI. Most importantly, we believe that excipients in the formulation such as L-arginine, a basic amino acid and nitric oxide source, can increase the aqueous solubility of uric acid thereby also decreasing crystal formation associated with tumor lysis-like syndrome due to respiratory virus infections, such as COVID-19 infections. L-arginine has been shown to protect against kidney injury in the setting of ischemia reperfusion injury.

On October 8, 2020, we announced that we received a positive written response (in lieu of meeting) from the FDA regarding our submission of a COVID-19 infection pre-IND meeting package, providing next steps for the Company with a clear development path forward for XRx-101, including a planned Phase 3 trial. We plan to leverage the results of the pharmacokinetics bridging study being conducted under the XRx-008 IND to support the XRx-101 development program as XRx-101, like XRx-008, includes oxypurinol. Subject to further discussions with FDA and supported by results of the bridging study, we plan to conduct a Phase 3 trial of XRx-101. FDA input will be required to determine the design of the Phase 3 trial and whether additional clinical trials will be required prior to initiation of the Phase 3 trial.

XRx-225

Overview

T2DN is a kidney disease that affects individuals with diabetes. The number of individuals with diabetes is rising. An epidemiologic study published by Wild et al., titled Global Prevalence of Diabetes (Diabetes Care; Vol. 27, No. 5, May 2004), studied and estimated the number of individuals with diabetes in the year 2000 and 2030. The total number of adults 20 years of age or older with diabetes is projected to rise from 171 million in 2000 to 366 million in 2030. The number of individuals with diabetes who develop diabetic kidney disease is established to be between 30 and 40%. More recently, studies have predicted that “the global diabetes prevalence in 2019 is estimated to be 9.3% (463 million people) rising to 10.2% (578 million) by 2030 and 10.9% (700 million) by 2045”. Interpreted together these reports suggest an oncoming crisis of chronic kidney disease associated with rising numbers of individuals with diabetes.

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

Over many years, diabetes in some individuals slowly damages the kidneys’ filtering system and can progress to kidney failure. ESRD, which occurs when kidneys are no longer capable of filtering blood to remove metabolic waste products and uric acid, is the final stage of chronic kidney disease, and can be fatal. At that stage, the treatment options are either dialysis (the mechanical filtering of blood), or a kidney transplant.

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

Anticipated clinical development of XRx-225

XRx-225 is in non-clinical development stages, and we have not conducted any clinical trials to date. XORTX is in the process of manufacturing XRx-225 in preparation for non-clinical pharmacology, toxicology, and pharmacokinetic animal testing, and then contemplates advancing to Phase 1 clinical testing, and thereafter further clinical development, subject to discussions with FDA. As the XRx-225 product candidate includes oxypurinol, we plan to rely on the prior research conducted and published in peer-reviewed journals and that in the prior FDA review and approval of Zyloprim (allopurinol), as well as study results to be sponsored by XORTX for the product candidate’s FDA approval.

Strategic Partnerships and Collaborations

On April 30, 2020, we announced the appointment of LONZA Group as manufacturer of GMP oxypurinol for the XRx-008 and XRx-101 programs. The launch of oxypurinol manufacturing for both programs is the first step to advance toward clinical testing. Lonza is a leading global provider of integrated healthcare solutions. Securing the manufacturing of oxypurinol and formulation in preparation for a bioequivalence study and the submission of the IND package with the FDA are the main priorities to enable the pivotal Phase 3 clinical trial.

On August 4, 2020, we announced a partnership with the Icahn School of Medicine at Mount Sinai, New York to study the incidence of AKI and hyperuricemia in patients hospitalized with COVID-19. This clinical study in more than 5,600 patients with COVID-19 builds upon unpublished observations from over 1,100 individuals, where greater than 60% of individuals with AKI had elevated uric acid levels above the normal range. This partnership was an investigator-led study focused on evaluation of the more than 5,600 individuals with COVID-19 infection. This group of researchers at the Ichan School of Medicine is one of the leading medical networks in the world and the ability to expand on observations that hospitalized individuals with COVID-19 have very high uric acid level will provide clarity on the association of xanthine oxidase and uric acid AKI and multi-organ injury with infection. The results of this study showed that, “in patients admitted to the hospital for COVID-19, higher uric acid levels were independently associated with MAKE and mortality in a dose-dependent manner. In addition, hyperuricemia was associated with higher procalcitonin and troponin levels.” MAKE (major adverse kidney events) criteria is a composite of persistent renal function decline (>25% decline in eGFR), new requirement for hemodialysis, and death. MAKE was assessed 30-, 60-, or 90-days following AKI diagnosis.

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

We routinely monitor the status of existing and emerging intellectual property disclosed by third parties that may impact our business, and to the extent we identify any such disclosures, by evaluating them and taking appropriate courses of action. Such actions may include enforcement actions where appropriate.

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

Patent Family Member No. 1 is XORTX-owned and includes granted U.S. patent and European patent with the validation state selection in progress. Patent Family Member No. 2 is XORTX-owned includes a pending PCT, application. XORTX-owned Patent Family Member No. 3 includes a pending PCT application. These three families relate to our key product candidates and programs including XRx-101, XRx-008 and XRx-225 and our therapeutic platform technology, described elsewhere in this Annual Report, and also for additional potential product candidates. Patent Family Member No. 4 includes an issued U.S. patent for which XORTX is the licensee. Patent Family Member No. 5 includes an issued U.S. and European patent, each of which XORTX is the licensee. Family Member No. 6 includes a provisional patent application.

The XORTX owned and licensed patent family members include claims to cover AKI, and other acute organ injury due to respiratory virus infection - a program which could ultimately be expanded to a larger patient population with unmet medical needs including other viral and sepsis patients. The value of patents for reformulation or repurposed drugs is additive as is the case of orphan programs given that FDA grant of orphan drug status would provide the Company with a seven-year marketing exclusivity in the U.S. which would be more than adequate to generate acceptable rewards, given the premium pricing environment available to rare disease opportunities. Notably, this exclusivity is 10 years in Europe and Japan.

XORTX neither owns nor licenses oxypurinol, our technology is based upon proprietary formulations of oxypurinol that improve oral bioavailability.

Technology Licensing and In-Licensed Intellectual Property

We identify and selectively enter into technology licensing agreements and intellectual property in-licensing agreements to support pipeline advancement.

The Company has licensed intellectual property from various third parties as described below after giving effect to the Share Consolidation:

In December 2012, the Company entered into an agreement, dated as of December 2012 (the “Vendors Agreement”),  between the Company, Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”) to license, and subject to certain conditions thereunder, to purchase, certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under the Vendors Agreement, the Company issued 102,215 Common Shares.

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

Some of the patents used in our XRx-225 product candidate are licensed by the Company under the terms of this license agreement.

b)	Pursuant to the University of Florida Research Foundation, Inc. (“UFRF”) License Agreement dated June 23, 2014, between the Company and the UFRF, the Company acquired the exclusive license to the certain intellectual property related to the use of all uric acid lowering agents to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following consideration:
i)	an annual license fee of US$1,000;
ii)	reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	the issuance or agreement to issue to UFRF of 51,423 shares of common stock of the Company;
iv)	milestone payments of US$500,000 upon receipt of FDA approval to market licensed product in the United States of America and US$100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
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

vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value.

UFRF may terminate the UFRF License Agreement if the Company fails to meet the following specified outstanding milestones:

i)	in the event that the first sale to a retail customer does not occur on or before January 30th, 2025;
ii)	in the event that we do not target submission of an NDA with the FDA or other foreign regulatory agency for approval to market an indication in the insulin resistance, diabetes, or improved thiazide – uric acid lowering agent product group by December, 2023; and
iii)	in the event we do not have the first sale of a licensed product by January 2025.

Some of the patents used in our XRx-225 product candidate are licensed by the Company under the terms of this license agreement.

Manufacturing

We rely on third party contract manufacturing organizations to provide manufacturing for our product candidate for our non-clinical and clinical studies. To retain focus on our expertise in developing new product candidates, we do not currently plan to develop or operate in-house manufacturing capacity. Our manufacturing candidates require standard manufacturing and CMC processes typical of those required for similar drug manufacturing. We therefore expect to continue to be able to develop product candidates that can be manufactured in a cost-effective fashion by our network of well-validated third-party contract manufacturing organizations.

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

The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience and price, the effectiveness of alternative products, the level of competition and the availability of coverage and adequate reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products or therapies that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidates that we may develop. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

Our product candidates will compete with the therapies and currently marketed drugs discussed below.

●	XRx-008: XORLOTM from the XRx-008 program is intended to treat patients with ADPKD. Currently, the only FDA approved ADPKD-targeted therapy is tolvaptan, which is marketed as Jynarque from Otsuka Pharmaceuticals Co., Ltd.
●	XRx-101: XRx-101 is intended to treat patients AKI due to respiratory virus infection.

Currently many anti-viral drugs and monoclonal antibody therapies have been approved by the FDA for treatment of COVID-19 infections or are authorized for COVID-19 under the FDA Emergency Use Authorization ( “EUA”). They include: remdesivir, tocilizumab, baricitinib, anakinra, lagevrio, paxlovid, evusheld, acetemra, sotrovimab, propofol-lipuro, REGN-COV2, bamlanivimab in combination with etesevimab, casuvurumab plus imdevimab, COVID-19 convalescent plasma, regiocit, Fresenius kabi propoven and vilobelimab. Additionally, dexamethasone has been approved under the National Institute of Health Guidance.

●	XRx-225: XRx-225 is intended to treat patients with T2DN. Currently approved therapeutic interventions to treat T2DN include near-normal blood glucose control, antihypertensive treatment, and restriction of dietary proteins.

Applications for approval of our product candidates are subject to review by the FDA and corresponding regulatory authorities to determine whether our product candidates are safe and effective. No regulatory agency has made any such determination that any of our product candidates are safe and effective for use.

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

The process required by the FDA before a small molecule drug product may be marketed in the United States generally involves the following:

●	completion of nonclinical laboratory tests, animal studies and formulation studies conducted according to good laboratory practices (“GLPs”) and other applicable regulations;
●	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;
●	performance of adequate and well-controlled human clinical trials according to GCPs, to establish the safety and efficacy of the proposed product for its intended use;

●	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the product is produced to assess readiness for commercial manufacturing and conformance to the manufacturing-related elements of the application, to conduct a data integrity audit, and to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity; and
●	FDA review and approval of the NDA.

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

The IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical study on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds at any time during the life of an IND, due to safety concerns or non-compliance, and a clinical hold may affect one or more specific studies, or all studies conducted under the IND. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.

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

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of clinical trials of certain FDA-regulated products are required to register and disclose certain clinical trial information on a public registry maintained by the U.S. National Institutes of Health (“NIH”), which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Although sponsors are also obligated to discuss the results of their clinical trials after completion, disclosure of the results of these trials may be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH’s Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA have signaled the government’s willingness to begin enforcing those requirements against non-compliant clinical trial sponsors.

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

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. The approval process is lengthy and often difficult, and notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the NDA does not satisfy its regulatory criteria for approval and deny approval or may require additional clinical or other data and information. If the agency decides not to approve an NDA, the FDA will issue a complete response letter (“CRL”) that describes all of the specific deficiencies in the NDA identified by the FDA. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the CRL may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter to the applicant. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An approval letter authorizes commercial marketing of the drug product with the accompanying approved prescribing information for specific indications. Even if a product receives regulatory approval, the approval may be limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA also may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS plan in addition to the approved labeling, to help ensure that the benefits of the drug outweigh its risks. A REMS could include communication plans for healthcare professionals, medication guides for patients, and/or elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, restricted distribution requirements, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS plan is needed, the sponsor of the NDA must submit a proposed REMS plan. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy as described as post marketing commitments or requirements included in the approval letter. Once granted, product approvals may be withdrawn if compliance with regulatory requirements and commitments is not maintained or problems are identified following initial marketing. Moreover, after approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Hatch-Waxman Act and New Drug Marketing Exclusivity

Under the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute and also enacted Section 505(b)(2) of the FDCA. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing conducted for a drug product previously approved under an NDA, known as the reference listed drug. Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the Listed Drug with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. In contrast, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. A Section 505(b)(2) applicant may eliminate the need to conduct certain preclinical or clinical studies, if it can establish that reliance on studies conducted for a previously-approved product is scientifically appropriate. Unlike the ANDA pathway used by developers of bioequivalent versions of innovator drugs, which does not allow applicants to submit new clinical data other than bioavailability or bioequivalence data, the 505(b)(2) regulatory pathway does not preclude the possibility that a follow-on applicant would need to conduct additional clinical trials or nonclinical studies; for example, they may be seeking approval to market a previously approved drug for new indications or for a new patient population that would require new clinical data to demonstrate safety or effectiveness. The FDA may then approve the new product for all or some of the label indications for which the Listed Drug has been approved, or for any new indication sought by the Section 505(b)(2) applicant, as applicable.

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

Pediatric Clinical Trials and Exclusivity

Under the Pediatric Research Equity Act, NDAs or certain types of supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The sponsor must submit an initial Pediatric Study Plan (“PSP”) within 60 days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs. The FDA may grant full or partial waivers, or deferrals, for submission of pediatric assessment data.

The Best Pharmaceuticals for Children Act (“BPCA”) provides NDA holders a six-month extension of any exclusivity – patent or non-patent – for a drug if certain conditions are met, including satisfaction of a pediatric trial(s) agreed with FDA as a Pediatric Written Request. Conditions for pediatric exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric clinical trials, and the applicant agreeing to perform, and reporting on, the requested clinical trials within the statutory timeframe. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to the written request from the FDA for such data. Those data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. Although this is not a patent term extension, it effectively extends the regulatory period during which the FDA cannot approve another application.

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

In addition, the FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the NDA is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on an original marketing application from ten months to six months.

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

Accelerated Approval

A product candidate may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. Accelerated approval allows the FDA to approve the product on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. The FDA may also grant accelerated approval for such a drug when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”), and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.

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

As a condition of approval, the FDA generally requires that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify and describe the anticipated effect on IMM or other clinical endpoints. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval. Because the accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. In addition, all promotional materials for product candidates being considered and approved under the accelerated approval program are subject to prior review by the FDA.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Most recently, the Drug Supply Chain Security Act (“DSCSA”) was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that is expected to culminate in November 2023. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of prescription drug products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

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

Anti-Corruption Laws

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the Canadian Corruption of Foreign Public Officials Act and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities, such as the United Kingdom (“UK”) Bribery Act 2010 and the UK Proceeds of Crime Act 2002, collectively, Anti-Corruption Laws. Among other matters, such Anti-Corruption Laws prohibit corporations and individuals from directly or indirectly paying, offering to pay or authorizing the payment of money or anything of value to any foreign government official, government staff member, political party or political candidate, or certain other persons, in order to obtain, retain or direct business, regulatory approvals or some other advantage in an improper manner. We can also be held liable for the acts of our third-party agents (including CROs) under the FCPA, the Canadian Corruption of Foreign Public Officials Act, the UK Bribery Act 2010 and possibly other Anti-Corruption Laws. In the healthcare sector, anti-corruption risk can also arise in the context of improper interactions with doctors, key opinion leaders, and other healthcare professionals who work for state-affiliated hospitals, research institutions, or other organizations.

Data Privacy and the Protection of Personal Information

We are subject to laws and regulations governing data privacy and the protection of personal information including health information. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues which will continue to affect our business. In the United States, we may be subject to state security breach notification laws, state laws protecting the privacy of health and personal information and federal and state consumer protections laws which regulate the collection, use, disclosure and transmission of personal information. These laws overlap and often conflict and each of these laws is subject to varying interpretations by courts and government agencies, creating complex compliance issues for us. If we fail to comply with applicable laws and regulations, we could be subject to penalties or sanctions, including criminal penalties. Our future customers and research partners must comply with laws governing the privacy and security of health information, including HIPAA and state health information privacy laws. If we knowingly obtain health information that is protected under HIPAA, called “protected health information,” our customers or research collaborators may be subject to enforcement and we may have direct liability for the unlawful receipt of protected health information or for aiding and abetting a HIPAA violation.

State laws protecting health and personal information are becoming increasingly stringent. For example, California has implemented the California Confidentiality of Medical Information Act that imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information, and California has recently adopted the CCPA. The CCPA mirrors a number of the key provisions of the GDPR. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the election on November 3, 2020. The CPRA will modify the CCPA significantly, potentially resulting in further uncertainty, additional costs and expenses in an effort to comply and additional potential for harm and liability for failure to comply. Other states in the U.S. are considering privacy laws similar to CCPA, with Virginia enacting its own such law in early 2021.

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

Whether or not we obtain FDA approval for a product candidate, we must obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application (“CTA”) must be submitted to the competent national health authority and to independent ethics committees in each country in which a company plans to conduct clinical trials. Once the CTA is approved in accordance with a country’s requirements, clinical trials may proceed in that country.

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

The mutual recognition procedure (“MRP”) for the approval of human drugs is an alternative approach to facilitate individual national marketing authorizations within the European Union. Basically, the MRP may be applied for all human drugs for which the centralized procedure is not obligatory. The MRP is applicable to the majority of conventional medicinal products and is based on the principle of recognition of an already existing national marketing authorization by one or more member states. In the MRP, a marketing authorization for a drug already exists in one or more member states of the EU and subsequently marketing authorization applications are made in other European Union member states by referring to the initial marketing authorization. The member state in which the marketing authorization was first granted will then act as the reference member state. The member states where the marketing authorization is subsequently applied for act as concerned member states. After a product assessment is completed by the reference member state, copies of the report are sent to all member states, together with the approved summary of product characteristics, labeling and package leaflet. The concerned member states then have 90 days to recognize the decision of the reference member state and the summary of product characteristics, labeling and package leaflet. National marketing authorizations within individual member states shall be granted within 30 days after acknowledgement of the agreement.

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

We will also be subject to evolving EU laws on data export, if we transfer data outside the EU to ourselves or third parties outside of the EU. The GDPR only permits exports of data outside the EU where there is a suitable data transfer solution in place to safeguard personal data (e.g., the European Union Commission approved Standard Contractual Clauses). On July 16, 2020, the Court of Justice of the European Union (“CJEU”), issued an opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision calls into question certain data transfer mechanisms as between the EU member states and the US. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess U.S. national security laws on their business and future actions of EU data protection authorities are difficult to predict. Consequently, there is some risk of any data transfers from the European Union being halted. If we have to rely on third parties to carry out services for us, including processing personal data on our behalf, we are required under GDPR to enter into contractual arrangements to help ensure that these third parties only process such data according to our instructions and have sufficient security measures in place. Any security breach or non-compliance with our contractual terms or breach of applicable law by such third parties could result in enforcement actions, litigation, fines and penalties or adverse publicity and could cause customers to lose trust in us, which would have an adverse impact on our reputation and business. Any contractual arrangements requiring the transfer of personal data from the EU to us in the United States will require greater scrutiny and assessments as required under Schrems II and may have an adverse impact on cross-border transfers of personal data and increase costs of compliance. The GDPR provides an enforcement authority to impose large penalties for noncompliance, including the potential for fines of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. We will be subject to the GDPR when we have a European Union presence or “establishment” (e.g., EU based subsidiary or operations), when conducting clinical trials with EU based data subjects, whether the trials are conducted directly by us or through a vendor or partner, or offering approved products or services to EU-based data subjects, regardless of whether involving an EU based subsidiary or operations.

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

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates to obtain third-party payor coverage, in addition to the costs required to obtain any FDA marketing approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product candidate development.

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

In the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the Affordable Care Act, was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the Affordable Care Act that have been implemented since enactment and are of importance to the commercialization of our product and product candidates, if approved, are the following:

●	an annual, nondeductible fee on any entity that manufactures, or imports specified branded prescription drugs or biologic agents;
●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
●	expansion of healthcare fraud and abuse laws, including the U.S. civil False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;
●	a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;
●	expansion of eligibility criteria for Medicaid programs;
●	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
●	requirements to report certain financial arrangements with physicians and teaching hospitals;
●	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians; and
●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There have been significant ongoing judicial, administrative, executive and legislative efforts to modify or eliminate the Affordable Care Act. For example, the Tax Act enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code, commonly referred to as the individual mandate. Other legislative changes have been proposed and adopted since passage of the Affordable Care Act. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, which went into effect in April 2013. Subsequent litigation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, which was designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 to March 31, 2022. As of July 2, 2022, the 2% sequester reduction resumed. The sequester will remain in place through 2030. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The Affordable Care Act has also been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire Affordable Care Act. An appeal was taken to the U.S. Supreme Court. On June 17, 2021, the Supreme Court ruled that the plaintiffs lacked standing to challenge the law as they had not alleged personal injury traceable to the allegedly unlawful conduct. As a result, the Supreme Court did not rule on the constitutionality of the ACA or any of its provisions.

Further changes to and under the Affordable Care Act remain possible but it is unknown what form any such changes or any law proposed to replace or revise the Affordable Care Act would take, and how or whether it may affect our business in the future. We expect that changes to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry. We also expect that the Affordable Care Act, as well as other healthcare reform measures that have and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for our product and product candidates, if approved. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payors.

The Inflation Reduction Act of 2022, or IRA, contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, the establishment of rebate payment requirements on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation, and requires manufacturers to provide discounts on Part D drugs. Substantial penalties can be assessed for noncompliance with the drug pricing provisions in the IRA. The IRA could have the effect of reducing the prices we can charge and reimbursement we receive for our products, if approved, thereby reducing our profitability, and could have a material adverse effect on our financial condition, results of operations, and growth prospects. The effects of the IRA on our business and the pharmaceutical industry in general is not yet known.

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

Restrictions under applicable federal and state healthcare laws and regulations include the following:

●	The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
●	The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws, prohibit, among other things, knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. government. Actions under these laws may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. The federal government uses these laws, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other allegedly unlawful sales and marketing practices;
●	HIPAA created new federal, civil and criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, among other things, imposes reporting requirements on manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare, Medicaid, or the Children’s Health Insurance Program to report, on an annual basis, to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, chiropractors and, beginning in 2022 for payments and other transfers of value provided in the previous year, certain advanced non-physician healthcare practitioners), teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations impose specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities, which include certain healthcare providers, health plans, and healthcare clearinghouses, that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions;
●	Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;
●	State laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures to the extent that those laws impose requirements that are more stringent than the Physician Payments Sunshine Act, as well as state and local laws that require the registration of pharmaceutical sales representatives; and
●	State laws and foreign laws and regulations (particularly European Union laws regarding personal data relating to individuals based in Europe) that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

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

4.C.Organizational Structure

The Company has one wholly owned subsidiary called XORTX Pharma Corp. Our organizational chart is below:

4.D.Property, Plant and Equipment

Not applicable.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Company for the year ended December 31, 2022 is included in this Annual Report in Exhibit 15.1.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.ADirectors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in the Company of each of our directors and senior management:

Name, Province / State and Country of Residence	Age	Position with the Company	Date Became a Director / Officer	Principal Occupation Last Five Years
Allen Davidoff Alberta, Canada	63	President and Chief Executive Officer and Director	January 9, 2018

Current President and Chief Executive Officer of the Company since January 9, 2018 and its predecessor company, XORTX Pharma Corp. since July 2012; former Chief Scientific Officer and co-founder, Stem Cell Therapeutics Inc. (November 2004 to December 2011).

Stacy Evans California, United States	49	Chief Business Officer	November 16, 2022

Over 20+ years’ experience in business development in the biopharmaceutical industry with leading biopharmaceutical companies. Current Chief Business Officer of the Company since November 16, 2022 and independent industry consultant since 2015.

William Farley New York, United States	69	Director	May 12, 2021

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

Anthony J. Giovinazzo Ontario, Canada	66	Non-Executive Chair	June 3, 2022

Lead Independent Director, Titan Medical Inc. (since September 2020); Executive Chair, Kalgene Inc., a private company; former Director and CEO (November 2009 to March 2017), Cynapsus Therapeutics Inc., a TSX and Nasdaq listed company, that was acquired in an all-cash transaction with Sunovion Pharmaceuticals Inc. for CAD $841 million. Former Director, ProMIS Neurosciences Inc. (March 2017 to September 2020), Pond Technologies Holdings Inc. (October 2020 to June 2021); and Microbix Biosystems Inc. (December 2020 to March 2022).

Stephen Haworth Pennsylvania, United Sates	73	Chief Medical Officer	July 1, 2021

Current Chief Medical Officer of the Company; Principal Consultant, Haworth Biopharmaceutical Consulting Services Inc. since July 2013; former Executive Medical Director, Cormedix Inc. (2017 to 2018); former Vice President, Vaxlnnate Corporation (2015 to 2015).

Amar Keshri Alberta, Canada	45	Chief Financial Officer	July 14, 2021

Current Chief Financial Officer of the Company; President, Next Level Consultants Inc., a company that provides consulting and accounting advisory services to private and start-up companies since 2018; and former Controller, Secure Energy Services Inc. (2014 to 2018).

Ian Klassen(1) British Columbia, Canada	57	Director	August 27, 2020

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

Jacqueline Le Saux(1) Ontario, Canada	70	Director	June 16, 2021

Retired, experienced Canadian health care legal executive focused on securities, pharmaceutical regulatory and intellectual property law. Former Vice President, Legal and Compliance, Purdue Pharma (Canada) (2009 to 2018).

Raymond Pratt Michigan, United States	73	Director	December 20, 2021

Current Chief Medical Officer, Savara, Inc. since November 2022 and Principal, RDP Pharma Consulting since April 2022; former Chief Development Officer and Chief Medical Officer, Rockwell Medical, Inc. (2012 – 2022).

Paul Van Damme(1) Ontario, Canada	73	Director	January 25, 2018

Former Director, OncoQuest Inc., a subsidiary of Quest PharmaTech Inc. (November 2015 to February 2020); former Chief Financial Officer, Mind Medicine (MindMed) Inc. (August 2019 to April 2020); Structural Genomics Consortium (May 2012 to June 2019); Bradmer Pharmaceuticals Inc. (September 2007 to July 2018) and Galaxy Digital Holdings Ltd. (September 2007 to July 2018).

(1)	Member of the Audit Committee

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

William Farley, BSc

William Farley was appointed as a director of the Company in May 2021. Mr. Farley has over 35 years of experience in leadership, business development, and sales related to drug discovery, development, and partnering. Mr. Farley has held a senior leadership position at Sorrento Therapeutics, Inc. since 2016. Mr. Farley began his career at Johnson and Johnson, and has also held senior management positions at Pfizer, HitGen Ltd., WuXi Apptec, Inc., and ChemDiv, where he created, built and led global business development teams, and led numerous efforts to create new therapeutic companies in central nervous system, oncology and anti-infectives. Mr. Farley currently serves on the board of directors of SOMA and as a consultant to various executive management teams, and also advises several boards of directors on the commercialization of assets. He received his Bachelor of Science degree in Chemistry from State University of New York, Oswego and has taken graduate courses at Rutgers and University of California, Irvine.

Anthony Giovinazzo, MBA, LLB, BA

Anthony J. Giovinazzo is an internationally recognized expert in intellectual property, drug development and commercialization, including numerous licensing agreements, with more than 25 years’ experience in Central Nervous System diseases. Most recently, he was co-inventor, Chief Executive Officer and Director of Cynapsus Therapeutics, a NASDAQ listed specialty pharmaceutical company that developed the first successful sublingual apomorphine thin film strip for Parkinson’s disease, the drug today known as Kynmobi, was approved for commercialization by the FDA and Health Canada in 2020. At Cynapsus, Mr. Giovinazzo built the leadership team, raised US $136 million including an over-subscribed IPO and NASDAQ and led the negotiations with several pharmaceutical companies that resulted in the CAD $841 million all cash acquisition by Sunovion Pharmaceuticals (Dainippon Sumitomo Pharmaceuticals), a 120% premium to market close on the day of announcement.

Mr. Giovinazzo is the co-author of several peer reviewed papers and author of several papers on strategic and financing issues in the biopharmaceutical industry. He was a Canadian finalist in Life Sciences for the E&Y Entrepreneur of the Year (2014). In 2017, he was the recipient of the Finance Monthly Game Changers award and an inaugural recipient of the Bloom Burton Award, which honors a single winner from several candidates, as the best of the best in Canadian Life Sciences as judged by a panel of US experts. He is a Chartered Director and Audit Committee Certified, both from The Directors College, a degree granting affiliate of McMaster University, Hamilton, Ontario. He also completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School, Boston, Massachusetts in 2006, a Master’s of Business Administration from IMD, Geneva, Switzerland in 1986, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School, York University, Toronto, Ontario in 1984, and a Bachelor of Arts in Economics and Accounting from McMaster University in 1978.

Dr. Stephen Haworth, MB BS, MRCP

Dr. Stephen Haworth joined XORTX as the Chief Medical Officer effective July 1, 2021. Dr. Haworth holds a medical degree from University College Hospital Medical School, University of London having graduated with Honors. Dr. Haworth brings to XORTX more than 25 years of successful global drug development and leadership in both start up and Fortune 500 pharmaceutical firms in both the United States and Europe. Dr. Haworth has a broad clinical and regulatory experience that ranges from infectious disease through nephrology, cardiovascular disease and most recently on programs for treatment and prevention of SARS-CoV infection. He has held key roles in numerous FDA and EMA submissions and has been involved in several licensing and M&A transactions. Since 2011, Dr. Haworth has served as the principal consultant for Haworth Biopharmaceutical Consulting Services. In addition, from 2016 to 2018, Dr. Haworth served as the Executive Director Medical Science for Cormedix, Inc. a biopharmaceutical company.

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

Jacqueline Le Saux, BScL, MBA, LLB

Jacqueline Le Saux is a seasoned Canadian health care legal executive who has held senior positions at large and small public and private life science companies. Jacqueline’s legal experience is focused on securities, pharmaceutical regulatory and intellectual property law. As a Vice President, Legal in both public and private companies Ms. Le Saux has led multiple financings, mergers and acquisitions and product licensing transactions, mitigating risk and executing strategies in the Canadian healthcare industry. Her broad industry experience spans big pharma to early and late-stage research and development, as well as consumer products and pharmaceutical manufacturing. Prior to entering the health care industry, she was a partner at a top tier Canadian law firm, specializing in securities and corporate law. From 2009 to 2018, Ms. Le Saux served as Vice-President, Legal and Compliance for Purdue Pharma (Canada). In 2019, she worked as counsel to Purdue Pharma (Canada) on certain select issues. Ms. Le Saux holds a BScL from Laurentian University, an MBA from the University of Ottawa, and an LLB from the University of Toronto.

Dr. Raymond Pratt, MD FACP

Dr. Pratt is an accomplished Physician Executive with 40 years’ experience in both clinical medicine and Nephrology. In his 25 years in the pharmaceutical industry, he has led global clinical trials, clinical pharmacology, drug safety and regulatory affairs in both large and small companies. His leadership has led to the approval of drugs for renal, hematology and central nervous system patients in the US and other global markets. Dr. Pratt is the current Chief Medical Officer of Savara, Inc. since November 2022 and was the former Chief Development Officer and Chief Medical Officer, Rockwell Medical, Inc. from 2012 through 2022, the former Vice President, Strategic Drug Development, Quintiles Transnational and former Vice President, R&D and Scientific Leader and various other senior management positions with Shire Pharmaceutical Development.

Paul Van Damme, B Comm, CPA, MBA

Paul Van Damme has served as a director of the Company and chairman of the audit committee since 2018. Mr. Van Damme served as director of OncoQuest Inc., a subsidiary of Quest PharmaTech Inc. from 2015 to 2020. Mr. Van Damme served as chief financial officer of Structural Genomics Consortium 2012 to 2019 and as chief financial officer of Bradmer Pharmaceutics Inc. from 2007 to 2018. Mr. Van Damme holds a B.Comm. from the University of Toronto and an MBA from the Rotman School of Management. Mr. Van Damme is a Chartered Professional Accountant, who worked for PricewaterhouseCoopers in its Toronto and London, UK offices.

6.B.Compensation

Introduction

The following section describes the significant elements of our executive and director compensation program. Our named executive officers for the year ended December 31, 2022 include our principal executive officer, our principal accounting officer, our principal medical officer and our principal business officer. See Item 6.C. Board Practices, of this Annual Report for a discussion of any contracts for service that we have with our directors.

Overview

Compensation Philosophy

The goal of our compensation program is to attract, retain and motivate our employees and executives. The Board of Directors is responsible for setting our executive compensation and establishing corporate performance objectives. However, in connection with this offering and a potential listing on Nasdaq we will form a compensation committee. In considering executive compensation, the Board of Directors strives to ensure that our total compensation is competitive within the industry in which we operate and supports our overall strategy and corporate objectives. The combination of base salary, annual incentives and long-term incentives that we provide our executive officers is designed to accomplish this. The compensation committee considers the implications of the risks associated with our compensation policies and practices. For additional details regarding the relevant education and experience of each member of our compensation committee see Item 6.A. above. Our named executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the named executive officer or director.

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

Our Board of Directors and the compensation committee do not have a pre-determined compensation plan, but rather review the performance of the executive officers and consider a variety of factors, when determining compensation levels. These factors, which are informally discussed by the Board of Directors and the compensation committee, include the long-term interests of the Company and its Shareholders, the financial and operating performance of the Company and each executive officer’s individual performance, contribution towards meeting corporate objectives, responsibilities and length of service. Our Board of Directors believes that the compensation arrangements for the Company’s executive officers are commensurate with the executive officer’s position, experience and performance. The directors and the compensation committee of the Company will continue to review compensation philosophy to ensure that the Company is competitive and that compensation is consistent with the performance of the Company.

Other Compensation

Amounts shown in the “All Other Compensation” column in the Summary Compensation Table relate to contributions to our registered retirement savings plan, provincial healthcare premium, life insurance premiums through our group extended benefit plan, extended medical benefits premiums, parking charges at our office and fitness plan reimbursement.

Director Compensation

In addition to the granting of options, during the period ended December 31, 2022, the non-executive directors of the Company received compensation of $3,000 per quarter for director services and $300 per committee meeting, with the Chair of each committee receiving $700 per committee meeting. Anthon Giovinazzo, Chair of the Company, receives annual compensation of US$125,000.

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers and our non-executive directors for the years ended December 31, 2022, 2021 and 2020 after giving effect to the Share Consolidation. We do not have compensation in the form of share-based awards (other than stock options), non-equity incentive plan compensation or non-qualified deferred compensation.

	Table of Compensation Excluding Compensation Securities
		Salary,
		Consulting
		Fee,		Committee	Value of	Value of All
		Retainer or		or Meeting	Stock	Other
		Commission	Bonus	Fees	Option	Compensation	Total
Name and Position	Year	($)	($)	($)	($)	($)	Compensation
Allen Davidoff CEO	2022	485,618	—	—	81,116	4,750	571,484
	2021	221,840	25,000	—	63,072	—	309,912
	2020	196,097	—	—	63,072	—	259,169
Amar Keshri(1) Chief Financial Officer (“CFO”)	2022	214,603	—	—	32,150	—	246,753
	2021	85,000	—		17,446	—	102,446
	2020	n/a	n/a	n/a	n/a	n/a	n/a
Stacy Evans(2) Chief Business Officer (“CBO”)	2022	115,644	—	—	—	—	115,644
	2021	n/a	n/a	n/a	n/a	n/a	n/a
	2020	n/a	n/a	n/a	n/a	n/a	n/a
Dr. Stephen Haworth(3) Chief Medical Officer (“CMO”)	2022	295,482	16,930	n/a	32,150	—	344,562
	2021	106,366	—	n/a	17,446	—	124,812
	2020	n/a	n/a	n/a	n/a	n/a	n/a
William Farley(4), BSc Director	2022	12,000	—	1,800	36,326	—	50,126
	2021	6,000	—	1,200	55,963	—	63,163
	2020	n/a	n/a	n/a	n/a	n/a	n/a
Anthony Giovinazzo(5), MBA, LLB, BA Director	2022	86,154	—	—	181,628	—	267,782
	2021	n/a	n/a	n/a	n/a	n/a	n/a
	2020	n/a	n/a	n/a	n/a	n/a	n/a
Ian Klassen, B.A. Director	2022	12,000	—	4,600	36,326	—	52,926
	2021	6,000	—	2,200	86,728	—	94,928
	2020	—	—	—	30,988	—	30,998
Jacqueline Le Saux(6), BScL, MBA, LLB Director	2022	12,000	—	4,600	36,326	—	50,826
	2021	6,000	—	2,300	54,463	—	62,763
	2020	n/a	n/a	n/a	n/a	n/a	n/a
Dr. Raymond Pratt(7), MD FACP Director	2022	12,000	—	600	36,326	—	48,926
	2021	—	—	300	57,922	—	58,222
	2020	n/a	n/a	n/a	n/a	n/a	n/a
Paul Van Damme, B Comm, CPA, MBA Director	2022	12,000	—	5,400	36,326	—	53,726
	2021	6,000	—	3,600	41,841	—	51,441
	2020	—	—	—	33,387	—	33,387

Notes:

(1)	Amar Keshri was appointed CFO on July 14, 2021. The amounts included for 2021 reflect the period from July 14, 2021 to December 31, 2021.

(2)

Stacy Evans commenced consulting on behalf of the Company on September 1, 2022 and was appointed CBO on November 16, 2022. The amounts included for 2022 reflect the period from September 1, 2022 to December 31, 2022.

(3)	Stephen Haworth was appointed CMO on July 1, 2021. The amounts included for 2021 reflect the period from July 1, 2021 to December 31, 2021.
(4)	William Farley was appointed as a director on May 16, 2021.
(5)	Anthony Giovinazzo was appointed as a director on June 3, 2022.
(6)	Jacqueline Le Saux was appointed as a director on June 16, 2021.

(7)Raymond Pratt was elected as a director on December 20, 2021.

Outstanding Equity Awards at 2022 Fiscal Year End

		Number of			Closing Price of
		Compensation			Security or
		Securities, Number		Issue,	Underlying
	Type of	of underlying	Date of	Conversion	Security on
	Compensation	Securities and	Issue or	or Exercise	Date of Grant	Expiry
Name and Position	Security	Percentage of Class	Grant	Price	($)	Date
Allen Davidoff CEO	Stock option	42,589	Jun23-20	$1.64	$1.64	Jun23-25
	Stock option	20,000	Jan12-22	$2.54	$2.54	Jan12-27
	Stock option	94,822	Jun06-22	$1.60	$1.60	Jun05-27
		15.1%
Amar Keshri CFO	Stock option	21,294	Jul14-21	$2.41	$2.41	Jul14-26
	Stock option	10,000	Jan12-22	$2.54	$2.54	Jan12-27
	Stock option	15,000	Nov25-22	$1.38	$1.38	Nov25-27
		4.9%
William Farley, BSc Director	Stock option	21,294	May12-21	$1.88	$1.88	May21-26
	Stock option	13,706	Dec21-21	$2.54	$2.54	Dec21-26
	Stock option	30,000	Jun06-22	$1.60	$1.60	Jun06-27
		6.3
Anthony Giovinazzo, MBA, LLB, BA Director	Stock option	150,000	Jun06-22	$1.60	$1.60	Jun06-27
		14.4%

Dr. Stephen Haworth, MB BS, MRCP Director	Stock option	21,294	Jul14-21	$2.41	$2.41	Jul14-26
	Stock option	10,000	Jan12-22	$2.54	$2.54	Jan12-27
	Stock option	20,000	Nov25-22	$1.38	$1.38	Nov25-27
		4.9%
Ian Klassen, B.A., Director	Stock option	12,776	Aug27-20	$2.82	$2.82	Aug27-27
	Stock option	29,812	Jan11-21	$3.29	$3.29	Jan11-26
	Stock option	7,412	Dec21-21	$2.54	$2.54	Dec21-26
	Stock option	30,000	Jun06-22	$1.60	$1.60	Jun06-27
		7.7%
Jacqueline Le Saux, BScL, MBA, LLB Director	Stock option	21,294	Jun16-21	$1.76	$1.76	Jun16-26
	Stock option	13,706	Dec21-21	$2.54	$2.54	Dec21-26
	Stock option	30,000	Jun06-22	$1.60	$1.60	Jun06-27
		6.3%
Dr. Raymond Pratt, MD FACP, Director	Stock option	30,000	Dec21-21	$2.54	$2.54	Dec21-26
	Stock option	30,000	Jun06-22	$1.60	$1.60	Jun06-27
		5.8%
Paul Van Damme, B Comm, CPA, MBA, Director	Stock option	25,553	Jun23-21	$1.64	$1.64	Jun23-26
	Stock option	21,671	Dec21-21	$2.54	$2.54	Dec21-26
	Stock option	30,000	Jun06-22	$1.60	$1.60	Jun06-27
		7.4%

6.C.Board Practices

All of our directors are elected at the annual general meeting of our shareholders and each holds such office until his or her successor is elected or appointed, unless his or her office is earlier vacated by way of the director’s resignation or death or under any of the relevant provisions of our Articles or the BCBCA.

Employment, Consulting and Directors’ Service Contracts and Termination and Change in Control Benefits

The Company employs Dr. Allen Davidoff as the Company’s President and Chief Executive Officer at an annual salary of US$321,000, pursuant to an Employment Agreement dated January 1, 2018, between the Company and Dr. Allen Davidoff (the “Davidoff Agreement”). The Davidoff Agreement contains standard confidentiality and non-compete clauses and has an indefinite term. The

Davidoff Agreement can be terminated by Dr. Davidoff or the Company by providing 30 days’ notice. In the case of the Company providing termination notice, Dr. Davidoff would receive the equivalent of six times his then current monthly salary in a lump sum payment if terminated prior to the first anniversary and if after the first anniversary, Dr. Davidoff is entitled to a lump sum payment of 12 times his then current monthly salary. In the case of a change of control, as defined in the Davidoff Agreement, the Davidoff Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time. As well, all unvested options then held by Dr. Davidoff shall be deemed to have vested upon any such termination.

The Company employs Amar Keshri as the Company’s Chief Financial Officer at an annual salary of $205,540, pursuant to an employment agreement dated November 1, 2021 (the “Keshri Agreement”). The Keshri Agreement provides for a discretionary bonus up to 30% of the annual salary and contains standard confidentiality and non- compete clauses and has an indefinite term. The Keshri Agreement can be terminated by Mr. Keshri or the Company by providing 30 days’ notice. In the case of the Company providing termination notice, Mr. Keshri would receive the equivalent of six times his then current monthly salary in a lump sum payment if terminated prior to the first anniversary and if after the first anniversary, Mr. Keshri is entitled to a lump sum payment of 12 times his then current monthly salary. In the case of a change of control, the Keshri Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time.

The Company entered into a contract with Haworth Biopharmaceutical Consulting Services Inc., dated July 1, 2021 and effective July 1, 2021, as amended by the Consulting Amending Agreement, dated as of January 27, 2022, by and between the Company and Stephen Haworth, for consulting services to the Company to appoint Stephen Haworth as the appointed consultant to act in the capacity as chief medical officer, pursuant to which Haworth Biopharmaceutical Consulting Services Inc. is entitled to compensation for the provision of such services of base fees of US$20,062.50 per month, with a discretionary bonus of  up to 30% of the total value of the contract, subject to the discretion of the Compensation Committee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services.

The Company entered into a contract with Stacy Evans, dated September 1, 2022 and effective September 1, 2022 for a one-year term expiring September 1, 2023, by and between the Company and Stacy Evans, for consulting services to the Company. On November 16, 2022, the Company appointed Stacy Evans to act in the capacity as chief business officer, pursuant to which he is entitled to compensation for the provision of such services of base fees of US$20,000 per month for the first 90 days and US$25,000 thereafter, such amount to be reduced should the Company engage an external party. Stacy Evans is also entitled to a transaction bonus of 0.75% or 1.25%, calculated on the value of strategic partnerships, for consummation of a transaction, with 0.75% being paid on a transaction that originated as a Company lead and 1.25% being paid on a transaction that originated as a Consultant lead, such 1.25% amount to be reduced to 0.75% should a broker-dealer be entitled to a success fee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services.

The Company entered into a contract with W.B. Rowlands & Co. Ltd. and Rowlands for consulting services to the Company, dated December 20, 2021 (the “WBR Consulting Agreement”), pursuant to which, in lieu of any additional cash compensation, Rowland’s 51,106 stock options issued under the Company’s stock option plan will remain outstanding in accordance with the stock option plan for the term of the WBR Consulting Agreement. Of those stock options, 12,776 are exercisable at $5.87 and 38,330 are exercisable at $1.64. The WBR Consulting Agreement will be in effect for an eighteen (18) month period, and may only be terminated for cause.

In addition to the arrangements set forth above, the Company entered into a contract with W.B. Rowlands & Co. Ltd. for consulting services to the Company, dated March 1, 2018 (the “Rowlands Consulting Agreement”), pursuant to which W.B. Rowlands & Co. Ltd. is entitled to compensation for the provision of such services of a base fee of $3,000 per month, with a one-time grant of options to purchase at least 200,000 shares of the Company’s common stock, vesting 25% at the effective date of the Rowlands Consulting Agreement, and 25% on the anniversary of each year thereafter until the option grant is fully vested. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice.

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

Audit Committee Composition

The Company’s Audit Committee is comprised of three directors: Ian Klassen, Jacqueline Le Saux and Paul Van Damme (Chair).

Relevant Education and Experience

Paul Van Damme (Chair) – Paul Van Damme is a Chartered Professional Accountant with over 45 years business experience. He holds a Bachelor of Commerce degree from the University of Toronto and a MBA from the Rotman School of Management. He is an experienced accountant having worked for Pricewaterhouse Coopers in their Toronto and London, UK offices and he has held the position of CFO with a number of Canadian and US private and public companies including Allelix Biopharmaceuticals Inc., Vasogen Inc. and Structural Genomics Consortium, a UK-based charity. Mr. Van Damme is financially literate and an independent director of the Company for the purpose of NI 52-110.

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

Pre-Approval Policies and Procedures

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2022 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

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

The Compensation Committee is composed of independent directors, being William Farley, Ian Klassen and Paul Van Damme. The Chair of the Compensation Committee is Ian Klassen. The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Compensation Committee; provided, however, the Compensation Committee shall meet at least on an annual basis.

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

The Corporate Governance & Nominating Committee is composed of independent directors, being William Farley,  Jacqueline Le Saux and Raymond Pratt. The Chair of the Corporate Governance & Nominating Committee is Jacqueline Le Saux. The Corporate Governance & Nominating Committee shall meet at least semi-annually at the discretion of the Chair of the Corporate Governance & Nominating Committee or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements.

6.D.Employees

As at December 31, 2022, we had 3 full-time employee and 14 consultants. None of our employees or consultants are represented by a labor organization or are party to a collective bargaining arrangement. We consider our relationship with our employee to be good.

6.E.Share Ownership

The following table indicates information as of April 28, 2023, regarding the beneficial ownership of our Common Shares, after giving effect to the sale of Common Shares offered in this offering and to the Share Consolidation, for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;

●	each named executive officer;
●	each of our directors; and
●	all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of April 28, 2023, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of April 28, 2023, we had 15 record holders of our Common Shares, with eight record holders in Canada, representing 44.48% of our outstanding Common Shares, and six record holders in the United States, representing 55.22% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1.

	Shares Beneficially	Percentage of Shares
Name and Address of Beneficial Owner	Owned	Beneficially Owned
5% and Greater Shareholders:
Prevail Partnerships LLC (1)	977,318	5.43%
Davidoff, Allen (2)	559,774	3.1%
Armistice Capital, LLC (3)	1,502,516	8.35%

Directors and Named Executive Officers:
Davidoff, Allen (2)	559,774	3.1%
Evans, Stacy	—	*
Farley, William (4)	65,000	*
Giovinazzo, Anthony (5)	150,000	*
Haworth, Stephen (6)	22,214	*
Keshri, Amar (7)	30,714	*
Klassen, Ian (8)	122,759	*
Le Saux, Jacqueline (9)	65,000	*
Pratt, Raymond (10)	60,000	*
Van Damme, Paul (11)	141,217	*
All executive officers and directors as a group (10 persons)	1,216,678	6.76%
*	Indicates beneficial ownership of less than 1%.
1)	Consists of 977,318 Common Shares held by Prevail Partnerships LLC (“Prevail”). The address of prevail is Attn: Mary Schaheen, President, 211 North 13th Street, 6th Floor, Philadelphia, PA 19107.
2)	Consists of 467,617 Common Shares, warrants exercisable for 8,517 Common Shares, and options exercisable for 83,640 Common Shares within 60 days of April 28, 2023, held personally by Mr. Davidoff. The options include 42,589 options expiring June 23, 2025 and exercisable at a purchase price of $1.64, 13,706 options expiring December 21, 2026 and exercisable at a purchase price of $2.54 and 31,607 options expiring June 6, 2027 and exercisable at a purchase price of $1.60.
3)	Information sourced from a Schedule 13G filed with the SEC on February 14, 2023, Armistice Capital, LLC (“Armistice Capital”) is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital. The address of Armistice Capital and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022.

4)	Consists of options exercisable for 65,000 Common Shares within 60 days of April 28, 2023, held personally by Mr. Farley. The options include 21,294 options expiring May 12, 2026 and exercisable at a purchase price of $1.88, 13,706 options expiring December 21, 2026 and exercisable at a purchase price of $2.54 and 30,000 options expiring June 6, 2027 expiring June 6, 2027 and exercisable at a purchase price of $1.60.
5)	Consists of options exercisable for 150,000 Common Shares within 60 days of April 28, 2023, held personally by Mr. Giovinazzo. The 150,000 options expire June 6, 2027 and are exercisable at a purchase price of $1.60.
6)	Consists of options exercisable for 22,214 Common Shares within 60 days of April 28, 2023, held personally by Mr. Haworth. The options include 13,604 options expiring July 14, 2026 and exercisable at a purchase price of $2.41, 4,722 options expiring January 12, 2027 and exercisable at a purchase price of $2.54 and 3,888 options expiring November 25, 2027 and exercisable at a purchase price of $1.38.
7)	Consists of 8,500 Common Shares and options exercisable for 22,214 Common Shares within 60 days of April 28, 2023, held personally by Mr. Keshri. The options include 13,604 options expiring July 14, 2026 and exercisable at a purchase price of $2.41, 4,722 options expiring January 12, 2027 and exercisable at a purchase price of $2.54 and 3,888 options expiring November 25, 2027 and exercisable at a purchase price of $1.38.
8)	Consists of 42,759 Common Shares, and options exercisable for 80,000 Common Shares within 60 days of April 28, 2023, held personally by Mr. Klassen. The options include 12,776 options expiring August 27, 2025 and exercisable at a purchase price of $2.82, 29,812 options expiring January 11, 2026 and exercisable at a purchase price of $3.29, 7,412 options expiring December 21, 2026 and exercisable at a purchase price of $2.54 and 30,000 options expiring June 6, 2027 and exercisable at a purchase price of $1.60.
9)	Consists of options exercisable for 65,000 Common Shares within 60 days of April 28, 2023, held personally by Ms. Le Saux. The options include 21,294 options expiring June 16, 2026 and exercisable at a purchase price of $1.76, 13,706 options expiring December 21, 2026 and exercisable at a purchase price of $2.54 and 30,000 options expiring June 6, 2027 and exercisable at a purchase price of $1.60.
10)	Consists of options exercisable for 60,000 Common Shares within 60 days of April 28, 2023, held personally by Mr. Pratt. The options include 30,000 options expiring December 21, 2026 and exercisable at a purchase price of $2.54 and 30,000 options expiring June 6, 2027 and exercisable at a purchase price of $1.60.
11)	Consists of 63,993 Common Shares and options exercisable for 77,224 Common Shares within 60 days of April 28, 2023, held personally by Mr. Van Damme. The options include 25,553 options expiring June 23, 2025 and exercisable at a purchase price of $1.64, 21,671 options expiring December 21, 2026 and exercisable at a purchase price of $2.54 and 30,000 options expiring June 6, 2027 and exercisable at a purchase price of $1.60.

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

The Plan authorizes the issuance of Options up to an aggregate of 10% of the issued Common Shares from time to time. There are currently 17,989,687 Common Shares of the Company issued and outstanding, and therefore the current 10% threshold is 1,798,969 Common Shares available for Options grants under the Plan. Options may be granted under the Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Plan limits the number of Options which may be granted to any one individual to not more than 5% of the total issued Common Shares in any 12-month period (unless otherwise approved by the disinterested Shareholders), and not more than 10% of the total issued Common Shares to all insiders at any time or granted over any 12-month period. The number of Options granted to any one consultant or person employed to provide investor relations activities in any 12-month period must not exceed 2% of the total issued Common Shares. Any Options granted under the Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors.

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

A copy of the Plan is attached as Exhibit 4.18 to this Annual Report.

6.F.Disclosure of a Registrant’s Action to Recover Erroneously Award Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

See Item 6.E. above. Armistice Capital acquired all of its shares in the Company during 2022. Prevail acquired all of its shares in the Company during 2020. The voting rights of both Armistice Capital and Prevail to the securities held by each are the same as those that apply to any other securityholder of similar securities.

7.B.Related Party Transactions

Other than as described below, since January 1, 2020, no director or executive officer of the Company or any person or company who beneficially owns, or controls or directs, directly or indirectly more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, has or has had any material interest direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to material affect the Company except for Prevail and Armistice Capital. Prevail owns 977,318 Common Shares, currently representing approximately 5.43% of the issued and outstanding Common Shares of the Company. Prevail acquired the 977,318 Common Shares as part of the private placement that closed on February 28, 2020, in connection with an agreement between the Company and Prevail wherein the Company paid a deposit of $1,606,320 (US$1,200,000 at the exchange rate on the date of the transaction) to Prevail to support two clinical trials on behalf of the Company. Prevail, a clinical research organization, is a key partner in XORTX Therapeutics future clinical plans and is anticipated to participate in clinical trials to support XRx-008, XRx101 and XRx-225 programs in the future.

Pursuant to the October 7, 2022 Letter Agreement between the Company and Armistice Capital, for a period until 18 months from October 7, 2022, upon any offering by the Company of its common shares, Armistice Capital shall have the right to participate in such an offering in an amount equal to 50% of the offering on the same terms, conditions, and prove provided for, up to a 19.9% ownership in the Company, subject to not creating a control person transaction that would require the Company to obtain shareholder approval prior to the Subsequent Financing. In addition, for a one-year period from October 7, 2022, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Shares or Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction.

During the years ended December 31, 2020 - 2022, the Company entered into various transactions with related parties. All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company entered into the following during the year ended December 31, 2022:

●	Wages and benefits were paid or accrued to Allen Davidoff, CEO, Amar Keshri, CFO, and David MacDonald, former CTO of the Company in the amount of $775,259 (2021 - $311,840).
●	Professional fees were paid or accrued to 1282803 Ontario Inc., a company owned by Jim Fairbairn, a former CFO of the Company in the amount of $nil (2021 - $58,500).
●	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, CMO of the Company in the amount of $312,412 (2021 - $106,366).

●	Consulting fees were paid or accrued to Stacy Evans, CBO of the Company in the amount of $61,018 (2021 - $nil).
●	Consulting fees were paid to Bruce Rowlands and Allan Williams, former directors of the Company in the amount of $nil (2021 - $54,950).
●	Consulting fees were paid to a private entity controlled by the spouse of the Company’s CEO in the amount of $4,750 (2021 - $nil).
●	Directors’ fees were paid or accrued to the directors of the Company in the amount of $161,054 (2021 - $62,200). The amount includes a directors fee payment of $90,871 for the year ended December 31, 2022 (2021 - $nil) to Anthony Giovinazzo, Chairman of the Company.
●	As at December 31, 2022, $20,200 (2021 - $81,104) was payable to directors of the Company, $39,069 (2021 - $25,000) was accrued to the CEO of the Company for CEO services, $14,769 (2021 - $nil) was accrued to the CFO of the Company for CFO services, $67,720 (2021 - $47,543) was payable and accrued to the CMO of the Company for consulting services, and $33,860 (2021 - $nil) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

During the year ended December 31, 2021, the Company incurred the following transactions with related parties:

●	Wages and benefits were paid or accrued to officers of the Company in the amount of $278,840 (2020 - $196,097).
●	Professional fees were paid or accrued to a former officer of the Company in the amount of $58,500 (2020 - $30,000).
●	Professional fees were paid or accrued to an officer of the Company in the amount of $53,000 (2020 - $nil).
●	Research and development fees were paid or accrued to an officer of the Company in the amount of $106,366 (2020 - $nil).
●	Consulting fees were accrued to directors of the Company in the amount of $34,950 and directors’ fees (2020 - $36,000) were accrued to the directors of the Company in the amount of $62,200 (2020 - $nil).
●	As at December 31, 2021, $nil (2020 - $52,450) was payable to the former Chief Financial Officer (“CFO”) of the Company for CFO services, and $81,104 (2020 - $20,340) was payable to directors of the Company, $25,000 (2020 - $518,084) was accrued to the Chief Executive Officer (“CEO”) of the Company, for CEO services, and $47,543 (2020 - $nil) was accrued to the Chief Medical Officer (“CMO”) of the Company, for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

During the year ended December 31, 2020, the Company incurred the following transactions with related parties:

●	Wages and benefits were paid or accrued to an officer of the Company in the amount of $196,097 (2019 - $194,166).
●	Professional fees were paid or accrued to an officer of the Company in the amount of $30,000 (2019 - $30,000).
●	Consulting fees were paid or accrued to a director of the Company for directors’ fees in the amount of $36,000 (2019 - $nil).
●	As at December 31, 2020, $52,450 (2019 - $39,550) was payable to the Chief Financial Officer (“CFO”) of the Company for CFO services, and $20,340 (2019 - $nil) was payable to a director of the company for directors’ fees. The balance is unsecured, non-interest bearing, and has no fixed terms of repayment.
●	As at December 31, 2020, $518,084 (2019 - $502,110) was accrued to the Chief Executive Officer (“CEO”) of the Company, for CEO services. The balance is unsecured, non-interest bearing and has no fixed terms of repayment.

The Company’s management compensation transactions for the fiscal years ending December 31, 2020 – 2022 are summarized as follows:

	Short-term		Share-
	employee	Directors’	based
	benefits	fees	payments	Total
	$	$	$	$
Year ended December 31, 2020
Directors and officers	226,097	—	217,816	443,913
Year ended December 31, 2021
Directors and officers	531,656	62,200	331,809	925,665
Year ended December 31, 2022
Directors and officers	1,153,439	166,923	519,741	1,840,103

Other than as described elsewhere in this Annual Report, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), 10% or more of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three years before the date hereof that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

The audited consolidated financial statements for the years ended December 31, 2022, 2021, and 2020 can be found under “Item 18. Financial Statements”.

8.B.Significant Changes

We are not aware of any significant change that has occurred since December 31, 2022, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9.THE OFFER AND LISTING.

9.A.Offer and Listing Details

The Common Shares are listed and posted for trading on each of the TSXV and Nasdaq under the trading symbol “XRTX” and on each of the Frankfurt Stock Exchange, Munich Stock Exchange, Berlin Stock Exchange, and Stuttgart Stock Exchange under the trading symbol “ANU”.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

A discussion of all stock exchanges and other regulated markets on which our securities are listed is provided under “Item 9.A. Offer and Listing Details.”

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

1.	The Company was incorporated to carry on business without restrictions under the BCBCA as “APAC Resources Inc.” on May 31, 2011 and with registration number BC0911882.

ReVasCor, Inc. was incorporated under the laws of Alberta, Canada on August 24, 2012 and was continued under the Canada Business Corporations Act on February 27, 2013 under the name of XORTX Pharma Corp. (“XORTX Pharma”). XORTX Pharma completed a reverse take-over transaction on January 10, 2018 (the “RTO”) with the Company. As part of this transaction, the Company changed its name to its current name: “XORTX Therapeutics Inc.”  XORTX Pharma remains as the wholly owned subsidiary of the Company.

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

The Company, if authorized by the directors, may:

a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

The Articles do not contain an age limit requirement for the retirement or non-retirement of directors and they do not require directors to hold a minimum number of shares of the Company to qualify as a director.

3.	The authorized share capital of the Company consists of an unlimited number of Common Shares, each without par value. We have no preferred shares authorized under our Articles.

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, each without par value, of which 17,989,687 are issued and outstanding. In addition, we have 1,154,319 Common Shares issuable pursuant to outstanding stock options, and 10,579,796 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants. We had approximately 16 holders of record and approximately 891 beneficial owners of our Common Shares as of December 31, 2022.

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

Our Common Shares contain no pre-emptive or conversion rights and have no provisions for redemption or repurchase for cancellation, surrender or sinking or purchase funds. There are no provisions in our notice of articles and articles requiring holders of Common Shares to contribute additional capital. The rights, preferences and privileges of the holders of our Common Shares are subject to and may be adversely affected by the rights of the holders of any series of new preferred shares that may be created, authorized, designated, and issued in the future.

4.	Subject to the provisions of the following paragraph and the BCBCA, the Company may by resolution of the directors:
a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
c)	if the Company is authorized to issue shares of a class of shares with par value;
i)	decrease the par value of those shares; or
ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares
d)	subdivide all or any of its unissued or fully paid issued shares in any manner;
e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
f)	alter the identifying name of any of its shares; or
g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

Subject to the BCBCA, the Company may by special resolution (i.e., a resolution passed by not less than two-thirds of the votes cast in respect of that resolution, or a written resolution signed by all the shareholders entitled to vote on the resolution):

a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Notice of Articles and Articles accordingly.

5.	Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

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

a)	if and for so long as the Company is a public company, 21 days;
b)	otherwise, 10 days.

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

a)	if and for so long as the Company is a public company, 21 days;
b)	otherwise, 10 days.

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

If a meeting of shareholders is to consider special business within the meaning set out in the Articles, the notice of meeting must:

a)	state the general nature of the special business; and
b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.
6.	Except as provided for by the BCBCA, no share may be issued until it is fully paid. A share is fully paid when:
a.	consideration is provided to the Company for the issue of the share by one or more of the following:
i.	past services performed for the Company;
ii.	property;
iii.	money; and
b.	the value of the consideration received by the Company equals or exceeds the issue price set for the share.
7.	The Articles contain no provisions that would have an effect of delaying, deferring or preventing a change of control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries). However, certain types of change of control transactions will require shareholder approval of the Company’s shareholders and calling the necessary shareholder meeting for such transaction would delay the completion of the transaction.
8.	There are no provisions in the Articles or bylaws that require disclosure of share ownership above a specified threshold.
9.	With respect to the items above, the BCBCA and the Company’s Articles are not significantly different from U.S. law.
10.	The conditions imposed by the Articles governing changes in the Company’s capital that are more stringent than the BCBCA are outlined in paragraph 4 above.

10.C.Material Contracts

Other than as described below, there are no material contracts entered into by the Company within the two most recently completed financial years, or before the two most recently completed financial years but which are still in effect, other than contracts entered into in the ordinary course of business. Additional details concerning the Company’s contracts with its executive offices may be found under “Item 6.C. – Board Practices.”

1.Investigator Initiated-Clinical Trial Agreement, dated effective August 3, 2020, by and between the Company and Icahn School of Medicine at Mount Sinai, pursuant to which the Company funded a clinical trial in the field of Nephrology and AKI due to COVID-19;
2.Employment Agreement, dated effective August 1, 2021, by and between the Company and Allen Davidoff, pursuant to which the Company employed Allen Davidoff as President and Chief Executive Officer for an annual salary of $190,000.00;

3.Master Services Agreement, dated effective July 20, 2017, by and between the Company and Cato Research Canada Inc., pursuant to which the Company retained Cato Research Canada Inc. to assist with certain aspects of the evaluation, development, commercialization or marketing of biologics, pharmaceutical agents, medical devices and/or other life sciences technologies;
4.Master Service and Technology Agreement, dated effective February 25, 2019, by and between the Company and Prevail InfoWorks, Inc. (a clinical research organization) and the Company to support two clinical trials;
5.Side Letter to Master Service and Technology Agreement, dated effective February 24, 2020, by and between the Company and Prevail InfoWorks, Inc. in connection with the payment of services provided to the Company through the issuance of Common Shares of the Company to Prevail Partners LLC;
6.Subscription Agreement, dated effective February 28, 2020, by and between the Company and Prevail Partners LLC, pursuant to which Prevail Partners LLC subscribed for and agreed to purchase 8,571,428 units of the Company for Cdn.$1,602,132;
7.Standard Exclusive License Agreement with Know How, dated effective as of June 23, 2014, by and between the Company and UFRF pursuant to which the Company acquired the exclusive license to certain intellectual property related to the use of all uric acid lowering agents to treat insulin resistance, as more particularly described in the Company’s audited financial statements for the year ended December 31, 2020;
8.Consulting Agreement, dated effective July 1, 2021, by and between the Company and Haworth Biopharmaceutical Consulting Services Inc., pursuant to which the Company retained Stephen Haworth as Chief Medical Officer for USD$11,700.00 per month, with a 30% bonus eligibility based on the total of the contract at the time of the grant of the bonus, subject to the discretion of the compensation committee, and 250,000 options based on the discretion of the Management and Board Directors;
9.Consulting Amending Agreement, dated January 27, 2022 and effective November 1, 2021 by and between the Company and Mr. Stephen Haworth, to extend the provision of services to the Company by Mr. Haworth through October 31, 2022 and increase Mr. Haworth’s compensation to US$18,750 per month a 30% bonus eligibility based on the total of the contract at the time of the grant of the bonus, subject to the discretion of the compensation committee;
10.Patent Rights Purchase Agreement, dated effective as of December 5, 2012, by and between Dr. Richard Johnson, Dr. Takahiko Nakagawa, and Revascor Inc., pursuant to which Revascor Inc. purchased Dr. Richard Johnson and Dr. Takahiko Nakagawa’s ownership interests in certain patent and patent applications covering inventions relating to the treatment of cardiovascular diseases;
11.Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company, pursuant to which the Company retained Continental Stock Transfer & Trust Company to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, exercise and replacement of the warrants issued under that certain Underwriting Agreement, dated October 15, 2021, by and between the Company and A.G.P./Alliance Global Partners;
12.Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company, as Warrant Agent, pursuant to which the Company retained Continental Stock Transfer & Trust Company to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, exercise and replacement of the warrants issued under that certain Underwriting Agreement, dated October 4, 2022, by and between the Company and A.G.P./Alliance Global Partners;
13.Consulting Agreement, dated effective March 1, 2018, by and between the Company and W.B. Rowlands & Co. Ltd., pursuant to which the Company retained W.B. Rowlands & Co. Ltd. to act as a consultant with respect to such matters and projects as are mutually agreed from time to time between the parties;
14.Consulting Services Agreement, dated effective December 20, 2021, by and between the Company, W.B. Rowlands & Co. Ltd., and William Bruce Rowlands, pursuant to which the Company retained William Bruce Rowlands to act as a consultant for, in lieu of any additional cash consideration, 51,106 stock options issued to William Bruce Rowlands’ under the Company’s stock option plan to remain outstanding in accordance with the stock option plan for the term of the agreement;
15.Stock Option Plan pursuant to which the Company may grant eligible persons options, exercisable over periods of up to ten years as determined by the Board of Directors;

16.Patent Rights Purchase Agreement dated effective May 26, 2014 between Dr. Richard Johnson, Dr. Takahiko Nakagawa and the Company pursuant to which the Company acquired certain patents and patent applications;
17.Equity Agreement dated effective June 23, 2014 between the Company and UFRF pursuant to which UFRF acquired certain equity interests in the Company;
18.Agreement dated July 20, 2017 between the Company and Cato Research Canada Inc. to manage future regulatory and clinical trial programs;
19.Sponsored Research Agreement between the Regents of the University of Colorado (“UofC”) and the Company dated May 27, 2021 pursuant to which the UofC has agreed to provide certain research services to the Company;
20.Combined Master Services Agreement made on July 19, 2021 between the Company and Quotient Sciences Limited pursuant to which Quotient Sciences Limited may perform research and related services on the Company’s pharmaceutical products;
21.Development and Clinical Manufacturing Services Agreement dated effective August 17, 2021 between the Company and Lonza Ltd. for the manufacturing of the active pharmaceutical ingredient for XRx-008 and XRx-101;
22.Global Master Services Agreement between Altasciences Company Inc., (a contract research organization) and the Company dated effective December 22, 2021 for the management of the Company’s planned bridging pharmacokinetic study in support of the XRx-008 and XRx-101 programs;
23.Proposal for XORTX Therapeutics Inc., dated February 21, 2022, by and between the Company and Covar Pharmaceuticals Inc., setting forth the terms governing development of a prototype;
24.Proposal for XORTX Therapeutics Inc., dated December 6, 2021, by and between the Company and Covar Pharmaceuticals Inc., setting forth the scope and budget estimate for preparation and testing of a formulation; and
25.Proposal, dated as of March 29, 2022, by and between the Company and Curia Spain, S.A.U., setting forth the terms governing the program for manufacturing of a product.
26.Agreement, dated as of November 1, 2021, by and between the Company and Amar Keshri providing for his employment as CFO at a salary of $192,000 per year.
27.Consulting Agreement dated as of September 1, 2022 between the Company and Stacy Evans, M.D., M.B.A., whereby Ms. Evans has agreed to provide certain Consulting Services (as defined in the agreement) to the Company as an independent consultant for a term of 12 months, subject to extension upon the written agreement of the parties in exchange for a fixed monthly fee of US$20,000 for the first ninety days of the term and a fixed monthly fee of $25,000 for the remaining term, subject to certain adjustments as outlined in the agreement, plus expenses and certain bonus opportunities.

10.D.Exchange Controls

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

10.E.Taxation

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

We believe we were classified as a PFIC during the taxable year ended December 31, 2022. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2023 or future taxable years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us (or by one of our subsidiaries). Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each non-U.S. subsidiary.

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

However, U.S. Holders should be aware that if we determine that we are a PFIC for this year or any future taxable year, we can make no assurances that we would provide the information necessary for U.S. Holders to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares.

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

10.F.Dividends and Paying Agents

The Company has not, to date since its inception, paid any dividends to its shareholders. We intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying dividends on the Common Shares. The determination as to when, if ever, to pay dividends will be at the discretion of the Company’s Board of Directors and will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Company’s Board of Directors may deem relevant. As such, any procedures for non-resident holders to claim dividends and any paying agents will be determined at a later date, if, and when, the Company pays a dividend.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

Documents concerning the Company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

10.I.Subsidiary Information

Not applicable.

10.J.Annual Report to Security Holders

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease obligation, derivative warrant liability, and warrants. The fair values of these financial instruments, other than derivative warrant liability and warrants, approximate their carrying values at December 31, 2022, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2022 and 2021 and categorized into levels of the fair value hierarchy:

		December 31, 2022		December 31, 2021
		Carrying	Estimated	Carrying	Estimated
	Level	Value	Fair Value *	Value	Fair Value *
		$	$	$	$
FVTPL
Cash	1	14,125,522	14,125,522	18,851,244	18,851,244
Other financial liabilities
Accounts payable and accrued liabilities	1	1,960,745	1,960,745	700,999	700,999
Lease liability	2	105,105	105,105	—	—
FVTPL
Derivative warrant liability	3	5,220,649	5,220,649	4,597,332	4,597,332
*

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash and accounts payable and accrued liabilities, approximate their fair value due to the short-term nature of the instruments. Information on the fair value of the derivative warrant liability is included in note 13(f) of the Financial Statements.

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2022 and 2021.

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

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2022	December 31, 2021
	$	$

Cash and cash equivalents	14,125,522	18,851,244

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company’s maximum exposure to credit risk as at December 31, 2022 and 2021 is the carrying value of its financial assets.

b)Liquidity risk

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

The contractual maturities of these financial liabilities as at December 31, 2022 and 2021 are summarized below:

	Payments due by period as of December 31, 2022
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	1,960,745	1,960,745	—	—
Lease liability	105,105	22,379	67,138	15,588
	2,065,850	1,983,124	67,138	15,588

	Payments due by period as of December 31, 2021
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	700,999	700,999	—	—
	700,999	700,999	—	—

c)Market Risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

ii)	Foreign Currency Risk

As at December 31, 2022, the Company is exposed to currency risk on the following financial assets and liabilities denominated in US Dollars (“USD”), British Pounds (“GBP”), and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the USD, GBP and EUR against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD	GBP amount	EUR	Total
	$	$	$	$
Cash	12,907,255	—	—	12,907,255
Accounts payable and accrued liabilities	(1,466,309)	(45,755)	(11,747)	(1,523,811)
Net exposure	11,440,946	(45,755)	(11,747)	11,383,444
Effect of +/- 10% change in currency	1,144,095	(4,576)	(1,175)	—

Cash and cash equivalents is classified as a financial asset at FVTPL, accounts payable and accrued liabilities and lease obligation are classified as financial liabilities at amortized cost, and derivative warrant liability is classified as a financial liability at FVTPL.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2022

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14A.Modifications to instruments defining the rights of holders of any class of registered securities.

On October 7, 2022, in connection with the October 2022 Offering, the Company entered into an agreement, approved by the TSXV, that reduced the exercise price of certain outstanding warrants to purchase up to 910,000 shares of common stock issued in the US IPO Offering (the “Amended IPO Common Share Purchase Warrants”) and held by certain investors in the October 7, 2022 offering from US$4.77 per share to US$1.17 per share, effective October 7, 2022. All other terms of the Amended IPO Common Share Purchase Warrants remained the same.

14.E.Use of Proceeds

The effective date of the registration statement on Form F-1 (File No. 333-258741) for the Company’s US IPO Offering was October 12, 2021. The offering of 2,906,000 units , with each unit consisting of one Common Share and one IPO Common Share Purchase Warrant to purchase one common share at a public offering price of US$4.13 per unit closed on October 15, 2021 for gross proceeds of approximately US$12,000,000, before deducting underwriting discounts and offering expenses of approximately U.S.$840,125 for total net proceeds to the Company from the offering of US$11,161,655. The IPO Common Share Purchase Warrants were exercisable at US$4.77 per share and have a term of five years. Alliance Global Partners (“Alliance Global”) was the sole book-running manager for the offering.

In addition, Alliance Global was granted a 45-day over-allotment option following the closing date to purchase up to an additional 435,900 additional common shares and/or 435,900 IPO Compensation Warrants. On October 15, 2021, the underwriters partially exercised their option to purchase IPO Compensation Warrants to purchase up to an additional 435,900 Common Shares. On November 8, 2021, A.G.P. partially exercised its 45-day option to purchase 355,000 common shares at US$4.13 per share, resulting in additional gross proceeds to the Company of approximately US$1.47 million which increased the US IPO Offering to 3,261,000 common shares and 3,341,900 IPO Common Share Purchase Warrants. None of the net proceeds of the US IPO Offering were paid directly or indirectly to any director or officer of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

On October 7, 2022, in connection with the October 2022 Offering, the Company entered into an agreement, approved by the TSXV, that reduced the exercise price of 910,000 Amended IPO Common Share Purchase Warrants in the US IPO Offering and held by certain investors in the October 7, 2022 offering from US$4.77 per share to US$1.17 per share, effective October 7, 2022. All other terms of the Amended IPO Common Share Purchase Warrants remained the same.

The Company has not fully used the net proceeds of the US IPO Offering. The proceeds that the Company has used (approximately US$10.5 million as of December 31, 2022) have been used for funding operations and general corporate purposes, which has included the further research and development, clinical trials, and manufacture of active pharmaceutical ingredients and drug product to support clinical trials. There has been no material change in the planned use of proceeds from our initial public offering from that described in our prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on October 12, 2021 (the “Supplement”). The Company intends to continue to use the remaining net proceeds of the offering, together with existing cash, for funding operations and general corporate purposes, which may include the further research and development, clinical trials, manufacture of active pharmaceutical ingredients and drug product to support clinical trials and intends to use the proceeds in approximately the following proportions: XRx-008: 29%; XRx-101: 70%; XRx-225: 1% as set out in the Supplement.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Company’s CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the design and operation of the Company’s disclosure controls and procedures are effective.

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

Management Report on Internal Control Over Financial Reporting & Auditor Attestation

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934, as amended) and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In designing and evaluating the Corporation’s internal control over financial reporting, the Corporation’s management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of Independent Auditor

In accordance with the JOBS Act enacted on April 5, 2012, the Corporation qualifies as an “emerging growth company,” which entitles the Corporation to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Corporation’s independent auditor assess the Corporation’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Corporation is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Corporation remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.CODE OF ETHICS

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

The full text of the Code of Business Conduct and Ethics is posted on the Company’s website at www.xortx.com. The information on or accessible through the website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of the website address in this Annual Report is only for reference.

The Audit Committee is responsible for reviewing and evaluating the Code of Conduct periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board of Directors with the monitoring of compliance with the Code of Business Conduct.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to the Company by Smythe LLP, for the fiscal years ended December 31, 2022 and 2021:

	Year Ended December 31,
Services	2022	2021
Audit Fees(1)	$82,400	$49,000
Audit-Related Fees(2)	689	397
Tax Fees(3)	5,000	2,500
Other Fees(4)	9,000	16,000
Total	$97,089	$67,897

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by Smythe LLP, its independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

The Company is a foreign private issuer and its Common Shares are listed on the Nasdaq Capital Market. Rule 5615(a)(3) of the rules of the Nasdaq Stock Market LLC (the “Nasdaq Rules”) permits a foreign private issuer to follow its home country practices in lieu of certain requirements of the 5600 Series of the Nasdaq Rules, which set forth corporate governance requirements. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the Nasdaq Rules. Set forth below is a brief summary of such differences.

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17:FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements.

ITEM 18:FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements for the years ended December 31, 2022, 2021 and 2020:

Independent Auditor’s Report of Smythe LLP (PCAOB ID: 995), dated March 29, 2023;

Consolidated Statements of Financial Position as at December 31, 2022 and 2021;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2022, 2021 and 2020;

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020;

Notes to the Consolidated Financial Statements.

ITEM 19.EXHIBITS

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1	Articles and Notice of Articles of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
2.1	Form of Private Placement Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Amended Registration Statement on Form F-1 filed September 16, 2021)
2.2

Form of Common Share Purchase Warrant (IPO Common Share Purchase Warrant) (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)

2.3

Form of Amended IPO Common Share Purchase Warrant to be issued to certain investors in the 2021 US IPO Offering that participated in the October 2022 Offering (incorporated by reference to Exhibit 4.8 of the Company’s Post-Effective Amendment to its Registration Statement on Form F-1 filed on September 30, 2021)

2.4	Form of IPO Compensation Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021).
2.5

Form of US IPO Underwriting Agreement between XORTX Therapeutics Inc. and A.G.P./Alliance Global Partners as Representatives of the several Underwriters named on Schedule I attached thereto, (incorporated by reference to Exhibit 1.1 of the Company’s Amended Registration Statement on Form F-1 filed September 16, 2021)

2.6

Underwriting Agreement dated October 4, 2022 between the Company and A.G.P./Alliance Global Partners as Representative of the Several Underwriters named on Schedule I (incorporated by reference to exhibit 99.1 of the Company’s Form 6-K filed October 6, 2022).

2.7	Form of October 2022 Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Amended Registration Statement on Form F-1 filed on September 12, 2022)
2.8	Form of October 2022 Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Amended Registration Statement on Form F-1 filed on September 12, 2022)
2.9	Form of October 2022 Compensation Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Amended Registration Statement on Form F-1 filed on September 12, 2022)
2.10	Letter Agreement, dated as of October 7, 2022 between the Company and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed October 7, 2022)
4.1†

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

4.3†

Master Services Agreement, dated July 20, 2017, by and between the Company and Cato Research Canada Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)

4.4†

Master Service and Technology Agreement, dated February 25, 2019, by and between the Company and Prevail InfoWorks, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)

4.5†

Side Letter to Master Service and Technology Agreement, dated February 24, 2020, by and between the Company and Prevail InfoWorks, Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)

4.6†

Subscription Agreement, dated February 28, 2020, by and between the Company and Prevail Partners LLC (incorporated by reference to Exhibit 10.8 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)

4.7†

Standard Exclusive License Agreement with Know How dated effective as of June 23, 2014, by and between the Company and the University of Florida Research Foundation, Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 Filed on August 12, 2021)

4.8#

Consulting Agreement, dated July 1, 2021, by and between the Company and Haworth Biopharmaceutical Consulting Services Inc. (incorporated by reference to Exhibit 10.12 to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 filed on July 21, 2021)

4.9#	Consulting Amending Agreement, dated as of January 27, 2022, by and between the Company and Stephen Haworth (incorporated by reference to Exhibit 4.26 to the Company’s Form 20-F filed May 3, 2022)

4.10†

Patent Rights Purchase Agreement, dated effective as of December 5, 2012, by and between Dr. Richard Johnson, Dr. Takahiko Nakagawa, and Revascor Inc. (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 filed on August 12, 2021)

4.11

Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.14 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)

4.12

Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 10.14 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)

4.13

Consulting Agreement, dated March 1, 2018, by and between the Company and W.B. Rowlands & Co. Ltd. (incorporated by reference to Exhibit 10.15 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)

4.14#

Consulting Services Agreement, dated effective December 20, 2021, by and between the Company, W.B. Rowlands & Co. Ltd., and William Bruce Rowlands (incorporated by reference to Exhibit 4.15 to the Company’s Form 20-F filed May 3, 2022)

4.15#	Stock Option Plan (incorporated by reference as Schedule B to Exhibit 99.2 to the Company’s Form 6-K filed on November 23, 2021.)
4.16†

Patent Rights Purchase Agreement dated effective May 26, 2014 between Dr. Richard Johnson, Dr. Takahiko Nakagawa and the Company (incorporated by reference to Exhibit 4.17 to the Company’s Form 20-F filed May 3, 2022)

4.17†

Equity Agreement dated effective June 23, 2014 between the Company and the University of Florida Research Foundation, Inc. (incorporated by reference to Exhibit 4.18 to the Company’s Form 20-F filed May 3, 2022)

4.18*	Agreement dated July 20, 2017 between the Company and Cato Research Canada Inc. to manage future regulatory and clinical trial programs
4.19†

Sponsored Research Agreement dated May 27, 2021 between the Regents of the University of Colorado and the Company (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F filed May 3, 2022)

4.20†	Combined Master Services Agreement made on July 19, 2021 between the Company and Quotient Sciences Limited (incorporated by reference to Exhibit 4.20 to the Company’s Form 20-F filed May 3, 2022)
4.21

Development and Clinical Manufacturing Services Agreement dated effective August 17, 2021 between the Company and Lonza Ltd. (incorporated by reference to Exhibit 4.21 to the Company’s Form 20-F filed May 3, 2022)

4.22

Global Master Services Agreement between Altasciences Company Inc., (a contract research organization) and the Company dated effective December 22, 2021 (incorporated by reference to Exhibit 4.22 to the Company’s Form 20-F filed May 3, 2022)

4.23

Proposal for XORTX Therapeutics Inc., dated February 21, 2022, by and between the Company and Covar Pharmaceuticals Inc. (incorporated by reference to Exhibit 4.23 to the Company’s Form 20-F filed May 3, 2022)

4.24

Proposal for XORTX Therapeutics Inc., dated December 6, 2021, by and between the Company and Covar Pharmaceuticals Inc. (incorporated by reference to Exhibit 4.24 to the Company’s Form 20-F filed May 3, 2022)

4.25†	Proposal, dated as of March 29, 2022, by and between the Company and Curia Spain, S.A.U. (incorporated by reference to Exhibit 4.25 to the Company’s Form 20-F filed May 3, 2022)
4.26#	Agreement, dated as of November 1, 2021, by and between the Company and Amar Keshri (incorporated by reference to Exhibit 4.27 to the Company’s Form 20-F filed May 3, 2022)
4.27#*	Consulting Agreement dated as of September 1, 2022 between the Company and Stacy Evans, M.D., M.B.A.,
8.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
11.1*	Code of Conduct
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management Discussion and Analysis of the Company for the year ended December 31, 2022.
15.2*	Audit Committee Charter
15.3*	Consent of independent registered public accounting firm (Smythe LLP)
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2022 and 2021; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Changes in Shareholders’

Equity for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and (v) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)
*	Filed herewith.
#	Indicates management contract or compensatory plan.

†Certain information in this exhibit has been excluded from the version of this document filed as an exhibit because it is both not material and the type of information that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XORTX THERAPEUTICS INC.

/s/ Amar Keshri
	By:	Amar Keshri
	Title:	Chief Financial Officer
Date: April 28, 2023

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF XORTX THERAPEUTICS INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of XORTX Therapeutics Inc. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there are no critical audit matters.

We have served as the Company’s auditor since 2018.

Vancouver, Canada

March 29, 2023

XORTX THERAPEUTICS INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

		December 31,	December 31,
	Note	2022	2021
		$	$
Assets

Current
Cash and cash equivalents	5	14,125,522	18,851,244
Accounts receivable		110,730	51,539
Prepaid expenses	6	514,160	1,270,556

		14,750,412	20,173,339
Non-current
Contract payments	7	1,606,320	1,606,320
Intangible assets	8	270,668	256,243
Right-of-use asset	9	103,471	—
Equipment	10	22,058	—

Total Assets		16,752,929	22,035,902

Liabilities

Current
Accounts payable and accrued liabilities	11,14	1,960,745	700,999
Lease obligation – short-term	12	89,517	—

		2,050,262	700,999
Non-current
Derivative warrant liability	13(g)	5,220,649	4,597,332
Lease obligation – long-term	12	15,588	—

Total Liabilities		7,286,499	5,298,331

Shareholders’ Equity

Share capital	13	20,606,705	20,009,154
Share-based payments, warrant reserve and other	13	8,003,076	6,386,459
Obligation to issue shares	8(c)	32,238	32,238
Deficit		(19,175,589)	(9,690,280)

Total Shareholders’ Equity		9,466,430	16,737,571

Total Liabilities and Shareholders’ Equity		16,752,929	22,035,902

Nature of Operations (Note 1)

Commitments (Note 18)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

XORTX THERAPEUTICS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	Note	2022	2021	2020
		$	$
Expenses

Amortization	8,9,10	75,268	17,882	20,439
Consulting	14	309,156	724,272	102,880
Directors’ fees	14	161,054	62,200	—
General and administrative		582,192	176,099	9,516
Investor relations		1,200,318	518,615	241,177
Listing fees		157,200	236,801	52,138
Professional fees	14	587,851	272,943	162,580
Research and development	14	8,807,992	853,124	277,455
Share-based payments	13(e),14	632,548	499,158	293,443
Travel		29,668	2,339	8,460
Wages and benefits	14	841,804	286,090	227,905

Loss before other items		(13,385,051)	(3,649,523)	(1,395,993)

Accretion		—	—	(846)
Fair value adjustment on derivative warrant liability	13(f)	4,470,276	3,299,768	—
Foreign exchange gain		549,637	326,751	2,961
Forgiveness of debt		—	—	91,014
Interest income (expense)		137,575	(5,598)	(12,666)
Impairment of intangible assets	8			(64,562)
Recovery of provision for patent acquisition	8	—	—	95,490
Transaction costs on derivative warrant liability	13(b)	(1,257,746)	(1,623,680)	—

Net loss and comprehensive loss for the year		(9,485,309)	(1,652,282)	(1,284,602)

Basic and diluted loss per common share		(0.71)	(0.17)	(0.19)

Weighted average number of common shares outstanding
Basic and diluted		13,319,226	9,847,641	6,664,025

XORTX THERAPEUTICS INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

						Equity
					Share	component
	Number of			Obligation	subscriptions	on
	common	Share		to issue	received in	convertible
	shares	capital	Reserves	shares	advance	loans	Deficit	Total
		$	$	$	$	$	$	$

Balance, December 31, 2019	5,359,444	5,863,872	607,803	—	70,000	5,202	(6,758,598)	(211,721)

Shares issued pursuant to private placement	1,555,314	2,465,023	91,297	—	(70,000)	—	—	2,486,320

Share issuance costs	—	(70,500)	11,066	—	—	—	—	(59,434)
Convertible loan debt forgiveness	—	—	—	—	—	(5,202)	5,202	—
Obligation to issue shares	—	—	—	32,238	—	—	—	32,238
Share-based payments	—	—	293,443	—	—	—	—	293,443
Net loss for the year	—	—	—	—	—	—	(1,284,602)	(1,284,602)

Balance, December 31, 2020	6,914,758	8,258,395	1,003,609	32,238	—		(8,037,998)	1,256,244

Shares issued pursuant to private placement	2,085,687	763,572	—	—	—	—	—	763,572
Shares issued pursuant to public listing	3,261,000	9,252,009	—	—	—	—	—	9,252,009
Reclassification of derivative warrant liability	—	—	4,460,000	—	—	—	—	4,460,000
Share issuance costs	—	(1,377,364)	521,251	—	—	—	—	(856,113)
Options exercised	51,106	149,172	(65,172)	—	—	—	—	84,000
Warrants exercised	651,583	2,888,370	(32,387)	—	—	—	—	2,855,983
Shares issued for services	25,553	75,000	—	—	—	—	—	75,000
Share-based payments	—	—	499,158	—	—	—	—	499,158
Net loss for the year	—	—	—	—	—	—	(1,652,282)	(1,652,282)

Balance, December 31, 2021	12,989,687	20,009,154	6,386,459	32,238	—	—	(9,690,280)	16,737,571

Shares issued pursuant to private placement	1,400,000	493,474	—	—	—	—	—	493,474
Pre-funded warrants issued	—	—	1,268,439					1,268,439
Share issuance costs	—	(121,852)	(58,528)	—	—	—	—	(180,380)
Pre-funded warrants exercised	641,000	225,929	(225,842)	—	—	—	—	87
Share-based payments	—	—	632,548	—	—	—	—	632,548
Net loss for the year	—	—	—	—	—	—	(9,485,309)	(9,485,309)

Balance, December 31, 2022	15,030,687	20,606,705	8,003,076	32,238	—	—	(19,175,589)	9,466,430

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	2022	2021	2020
	$	$	$
Cash provided by (used in):

Operating activities
Net loss for the year	(9,485,309)	(1,652,282)	(1,284,602)

Items not affecting cash:
Accretion	—	—	846
Amortization	75,268	17,882	20,439
Fair value adjustment on derivative warrant liability	(4,470,276)	(3,299,768)	—
Fair value of finders’ warrants allocated to derivative liability	189,230	—	—
Forgiveness of debt	—	—	(91,014)
Impairment of intangible assets	—	—	64,562
Lease Interest expense	5,024	—	—
Recovery of provision for patent acquisition	—	—	(95,490)
Share-based payments	632,548	499,158	293,443
Shares issued for services	—	75,000	—
Unrealized foreign exchange (gain)	(881,468)	(325,741)	1,201
Changes in non-cash operating assets and liabilities:
Accounts receivable	(59,191)	(37,188)	—
Prepaid expenses	762,798	(1,006,357)	(42,998)
Accounts payable and accrued liabilities	1,263,174	(333,214)	405,212
	(11,968,202)	(6,062,510)	(728,401)

Investing activities
Acquisition of intangible assets	(34,237)	(39,809)	(14,350)
Acquisition of equipment	(25,779)	—	—
	(60,016)	(39,809)	(14,350)

Financing activities
Proceeds from issuance of equity instruments	6,855,506	22,798,581	900,000
Cash share issuance costs	(369,608)	(856,113)	(44,592)
Options exercised	—	84,000	—
Pre-funded warrants and warrants exercised	87	2,430,083	—
Payment of lease obligation	(55,125)	—	—
	6,430,860	24,456,551	855,408

Effect of foreign exchange (gain) on cash and cash equivalents	871,636	325,741	—

(Decrease) increase in cash and cash equivalents	(4,725,722)	18,679,973	112,657

Cash and cash equivalents, beginning of year	18,851,244	171,271	58,614

Cash and cash equivalents, end of year	14,125,522	18,851,244	171,271

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Recognition of derivative warrant liabilities	—	12,783,000	—
Fair value of agent’s warrants	254,684	—	—
Derivative warrant liability reclassified to reserves	—	4,460,000	—
Derivative warrant liability reclassified to share capital on exercise of warrants	—	425,900	—
Recognition of right-of-use asset	155,206	—	—
Transfer of funds held in trust	—	—	70,000
Shares issued for deposit	—	—	1,606,320
Shares issued to settle debt	—	—	50,000
Obligation to issue shares	—	—	32,238
Application of deposits against accounts payable	—	—	436,240

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

1.	Nature of operations

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3.

XORTX is a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as autosomal dominant polycystic kidney disease, and larger, more prevalent type 2 diabetic nephropathy, as well as acute kidney injury associated with respiratory virus infection. The Company’s current focus is on developing products to slow and/or reverse the progression of kidney disease in patients at risk of end stage kidney failure.

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

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak adversely affected workforces, economies, and financial markets globally. To date, COVID-19 has had little impact on the Company’s operations. The extent to which the COVID-19 pandemic may impact our business and clinical trials will depend on future developments. Although it is difficult for the Company to accurately predict the extent to which it might be so affected, the Company will continue to monitor all developments regarding COVID-19 on an ongoing basis.

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

These consolidated financial statements were approved for issue by the Board of Directors on March 29, 2023.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3.Accounting policies

These consolidated financial statements have been prepared using the following accounting policies:

Financial Instruments

a)Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

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

The following are the Company’s financial instruments as at December 31, 2022:

Classification

Cash and cash equivalents	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Derivative warrant liability	FVTPL
Lease obligations	Amortized cost

b)Measurement

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3.Accounting policies (continued)

Financial Instruments (continued)

b)Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

c)Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

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

Cash and cash equivalents

Cash and cash equivalents include cash on hand, held at banks, or held with investment brokers as well as short-term investments with an original maturity of 90 days or less, which are readily convertible into known amounts of cash.

Equipment

Equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The cost of an item of equipment includes expenditures that are directly attributable to the acquisition thereof. Amortization is calculated on bases and rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the straight-line method with an expectation of the following useful life estimates:

Computer equipment3 years

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3.Accounting policies (continued)

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

●	the contract involves the use of an identified asset;
●	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and
●	the Company has the right to direct the use of the identified asset.

The right-of-use asset and corresponding lease obligation is recognized at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term or its useful life, whichever is shorter. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease obligation, if any.

The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. The lease obligation is subsequently measured at amortized cost using the effective interest method. The lease obligation is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

The Company has elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

The Company has elected not to recognize right-of-use assets and lease obligations for short-term leases that have a lease term of 12 months or less and for leases of low value assets. The lease payments associated with those leases are recognized as an expense on a straight-line basis over the lease term.

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3.Accounting policies (continued)

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

Impairment of long-lived assets

Intangible assets and equipment are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Derivative warrant liabilities

Derivative warrant liabilities issued in relation to equity offerings that fail to meet the definition of equity are classified as derivative liabilities and measured at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss at each period end. In instances where units consisting of a common share and a warrant classified as a derivative liability are issued, the Company recognizes the unit as a compound financial instrument. Derivatives are accounted for at fair value with changes in fair value recorded in profit or loss. In accordance with IAS 32 Financial Instrument: Presentation, when a compound instrument has been determined to contain a financial liability and an equity component, the fair value of the instrument is bifurcated by first determining the fair value of the liability, and then allocating any residual value to the equity instrument.

The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their intrinsic value (the intrinsic value being the share price at the date the warrant is exercised less the exercise price of the warrant), and this value is transferred to Share Capital on exercise. Any remaining fair value is recorded through profit or loss as part of the change in estimated fair value of the derivative warrant liabilities.

The Company uses the Black-Scholes option pricing model to estimate fair value at each period end date. The key assumptions used in the model are described in Note 13(f).

Share-based payments

The Company has a stock option plan that is described in Note 13 and grants share options to acquire common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments granted. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model. The offset to the recorded expense is to reserve.

Consideration received on the exercise of stock options is recorded as share capital and the recorded amount in reserves is transferred to share capital.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

3.Accounting policies (continued)

Share capital

Common shares are classified as equity. Costs directly identifiable with share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations in the period they are incurred.

The Company’s common shares, pre-funded warrants, warrants (other than derivative warrants) and options are classified as equity instruments. Incremental costs directly related to the issue of new shares or options are shown in equity as a deduction from the proceeds. For equity offerings of units consisting of a common share and warrant, when both instruments are classified as equity, the Company allocates proceeds first to common shares based on the estimated fair value of the common shares at the time the units are issued, with any excess value allocated to warrants.

From time to time in connection with private placements and other equity offerings, the Company issues compensatory warrants (“Finders’ Warrants”) or warrant units (“Finders’ Warrant Units”) to agents as commission for services. Awards of Finders’ Warrants and Finders’ Warrant Units are accounted for in accordance with the fair value method of accounting and result in share issue costs and a credit to reserves when Finders’ Warrants and Finders’ Warrant Units are issued. The fair value of Finders’ Warrants is measured using the Black-Scholes option pricing model and the fair value of the Finders’ Warrant Units is measured using the Geske compound option pricing model that both requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility in the price of the underlying stock, and expected life of the instruments.

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

Foreign currency translation

The Company’s presentation currency is the Canadian dollar. The functional currency of the Company and its subsidiary is the Canadian dollar. Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as of the financial position date. Gains and losses are recognized in profit or loss on a current basis.

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

4.Critical accounting judgments and estimates

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

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments on the date they are granted. Warrant liabilities are accounted for as derivative liabilities as the proceeds from exercise are not fixed given they are denominated in USD. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

The assumptions and models used for estimating fair value for share-based payment transactions and warrant liabilities are disclosed in Note 13.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. During the year ended December 31, 2022, management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore reclassified contract payments as a non-current asset.

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

4.Critical accounting judgments and estimates (Continued)

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at December 31, 2022.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from the use of that asset and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease is denominated. Renewal options are only included if management is reasonably certain that the option will be renewed.

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

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

5.Cash and cash equivalents

The Company’s cash and cash equivalents consist of cash held of $5,178,223 (2021 - $18,851,244) and redeemable interest-bearing deposits with the Company’s bank totaling $8,947,299 (2021 - $nil). The current annual interest rate earned on these deposits is 3.90% (2021 - 0%).

6.Prepaid expenses

The Company’s prepaid expenses relate to the following:

	December 31,	December 31,
	2022	2021
	$	$

Research and development	—	714,716
Insurance	322,842	441,388
Investor relations conferences and services	89,804	60,254
Consulting	16,667	50,000
Administrative services	84,847	4,198
	514,160	1,270,556

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

7.Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. to provide regulatory and clinical trial services. As part of the agreement, the Company paid $1,606,320 through the issuance of units in the private placement (US$1,200,000) to be applied to future regulatory and clinical trial programs. The 977,318 units issued were measured by reference to their fair value on the issuance date, equal to $1.64 per unit in a concurrent private placement.

8.Intangible assets

Cost	Total
$
Balance, December 31, 2020	325,182
Additions	39,809
Balance, December 31, 2021	364,991
Additions	34,237
Balance, December 31, 2022	399,228

Accumulated amortization	Total
$
Balance, December 31, 2020	90,866
Amortization	17,882
Balance, December 31, 2021	108,748
Amortization	19,812
Balance, December 31, 2022	128,560

Carrying values	Total
$
At December 31, 2021	256,243
At December 31, 2022	270,668

The Company has licensed intellectual property from various third parties. Annually costs incurred to prosecute patents related to the Company’s intellectual property is also capitalized. The intangible assets are as described below:

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

8.Intangible assets (continued)

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

c)	Pursuant to a license agreement dated October 9, 2012, as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to certain intellectual property related to the use of all uric acid lowering agents to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:
i)	An annual license fee of US$1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company (160,783 have been issued to UFRF as at December 31, 2022. Remaining shares to be issued are included in obligation to issue shares);
iv)	Milestone payments of US$500,000 upon receipt of FDA approval to market licensed product in the United States of America and US$100,000 upon receipt of regulatory approval to market each licensed product in each of the other jurisdictions;
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

9.Right-of-use asset

The Company entered into an office lease (note 12) during the year ended December 31, 2022 for which a right-of-use asset was recognized. The carrying value of the right-of-use asset is as follows:

Cost	Total
$
Balance, December 31, 2021 and 2020	—
Additions	155,206
Balance, December 31, 2022	155,206

Accumulated amortization	Total
$
Balance, December 31, 2021 and 2020	—
Amortization	51,735
Balance, December 31, 2022	51,735

Carrying values	Total
$

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

At December 31, 2021 and 2020	—
At December 31, 2022	103,471

10.Equipment

Cost	Total
$
Balance, December 31, 2021	—
Additions	25,779
Balance, December 31, 2022	25,779

Accumulated amortization	Total
$
Balance, December 31, 2021 and 2020	—
Amortization	3,721
Balance, December 31, 2022	3,721

Carrying values	Total
$
At December 31, 2021 and 2020	—
At December 31, 2022	22,058

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

11.Accounts payable and accrued liabilities

	December 31,	December 31,
	2022	2021
	$	$
Trade payables	1,758,486	410,701
Accrued liabilities	202,259	290,298
Total	1,960,745	700,999

12.Lease obligation

The Company entered into an office lease during the year ended December 31, 2022. A reconciliation of the outstanding lease obligation as at December 31, 2022 is as follows:

$
Balance, December 31, 2021	—
Additions	155,206
Lease payments	(55,125)
Interest expense	5,024
Balance, December 31, 2022	105,105

Total lease obligations	105,105
Less: current portion	(89,517)
Non-current portion	15,588

The office lease requires monthly payments of $7,875 and an end date of February 29, 2024. The right-of-use asset and lease obligation were measured at the present value of the lease payments and discounted using an incremental borrowing rate of 7.71%.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

$
2023	94,500
2024	15,750
Total minimum lease payments	110,250
Less: imputed interest	(5,145)
Total present value of minimum lease payments	105,105
Less: current portion	(89,517)
Non-current portion	15,588

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13.Share capital and reserves

a)Authorized and issued

Unlimited common shares with no par value – 15,030,687 issued as at December 31, 2022 (2021 - 12,989,687).

b)Issuances

Year ended December 31, 2022:

On October 7, 2022, the Company closed a private placement of: (i) 1,400,000 common share units ("Common Share Units") at a price of US$1.00 per Common Share Unit, with each Common Share Unit consisting of one common share and one warrant ("Warrant") to purchase one common share; and (ii) 3,600,000 pre-funded warrant units (“Pre-Funded Units”) at a price of US$0.9999 per Pre-Funded Unit, with each Pre-Funded Unit consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one common share and one Warrant to purchase one common share. Aggregate gross proceeds amounted to $6,855,506 (US$4,999,640). The Pre-Funded Warrants have an exercise price of US$0.0001 per share, and will terminate once exercised in full. The Warrants are exercisable at an exercise price of US$1.22 per share expiring five years from the date of issuance.

The proceeds were allocated $5,093,593 to the derivative warrant liability (Note 13(g)) and the residual amounts of $493,474 and $1,268,439 were allocated to common shares and pre-funded warrants respectively.

In connection with the private placement, the Company incurred issuance costs of $1,438,127 and issued 250,000 finders’ warrants with a fair value of $254,684. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $435,065 recorded as a reduction of equity and $1,257,746 recorded as transaction costs on derivative warrant liability and pre-funded warrants.

On December 29, 2022, the Company issued 641,000 common shares for the exercise of Pre-Funded Warrants at US$0.0001 per share in the amount of $87 (US$64). An amount of $225,842 was transferred from reserves to share capital as a result.

Year ended December 31, 2021:

On February 9, 2021, the Company closed a private placement with the issuance of 2,085,687 units at a subscription price of $2.935 per unit for gross proceeds of $6,121,572. Each unit comprised one common share and one common share purchase warrant. Each warrant entitles the holder, on exercise, to purchase one additional common share in the capital of the Company, at a price of $4.70 for a period of five years from the issuance of the units, provided, however, that, if, at any time following the expiry of the statutory four month hold period, the closing price of the common shares is greater than $14.09 for 10 or more consecutive trading days, the warrants will be accelerated upon notice and the warrants will expire on the 30th calendar day following the date of such notice. In addition, the Warrants were subject to typical anti-dilution provisions and a ratchet provision that provided for an adjustment in the exercise price should the Company issue or sell common shares or securities convertible into common shares at a price (or conversion price, as applicable) less than the exercise price such that the exercise price would be amended to match such lower price.

The proceeds were allocated $5,358,000 to the derivative warrant liability (Note 13(g)) and the residual $763,572 was allocated to common shares.

In connection with the private placement, the Company paid $171,347 in cash commissions, incurred additional issuance costs of $7,897 and issued 58,288 finders’ warrants with a fair value of $150,000 (Note 13(e)). Each finders’ warrant is exercisable into one common share at a price of $4.70 and having the same expiry, acceleration and anti-dilution provisions as the warrants included in the private placement. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $41,068 recorded as a reduction of equity and $287,946 recorded as transaction costs on derivative warrant liability.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13.Share capital and reserves (continued)

b)Issuances (continued)

On October 15, 2021, the Company listed its common shares on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX” and closed an underwritten public offering of 2,906,000 units (the “US IPO Offering”), with each unit consisting of one common share, no par value, and one warrant to purchase one common share at a public offering price of US$4.13 per Unit, for gross proceeds of $14,851,850 (US$12,001,780). The proceeds were allocated $7,425,000 to the derivative warrant liability (Note 13(g)) and the residual $7,426,850 was allocated to common shares.

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13.Share capital and reserves (continued)

c)Common Share Purchase Warrants

A summary of the changes in warrants for the years ended December 31, 2022 and 2021 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2020	1,555,317	$2.94
Granted – February 9, 2021	2,085,687	$4.70
Granted – October 15, 2021	2,431,900	US$4.77
Granted – October 15, 2021	910,000	(1)US$1.17
Exercised	(640,012)	$3.34
Expired	(1,215,816)	$2.94
Balance, December 31, 2021	5,127,076	$5.58
Granted – October 7, 2022	5,000,000	US$1.22
Balance, December 31, 2022	10,127,076	$3.34
(1)	On October 7, 2022, the Company entered into an agreement to reduce the exercise price of outstanding warrants to purchase up to 910,000 shares of common stock issued in the 2021 public offering and held by investors in this Offering from US$4.77 per share to US$1.17 per share.

At December 31, 2022, the weighted average contractual remaining life of the unexercised warrants was 4.15 years (2021 - 4.56 years).

The following table summarizes information on warrants outstanding at December 31, 2022:

			Remaining
	Number		Contractual
Exercise Price	Outstanding	Expiry date	Life
$4.70	1,785,176	February 9, 2026	3.11 years
US$4.77	2,431,900	October 15, 2026	3.79 years
US$1.17	910,000	October 15, 2026	3.79 years
US$1.22	5,000,000	October 7, 2027	4.77 years

d)Pre-Funded Warrants

A summary of the changes in Pre-Funded Warrants for the years ended December 31, 2022 and 2021 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2020 and 2021	—	—
Granted – October 7, 2022	3,600,000	US$0.0001
Exercised	(641,000)	US$0.0001
Balance, December 31, 2022	2,959,000	US$0.0001

The remaining 2,959,000 pre-funded warrants were exercised subsequent to year end.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13.Share capital and reserves (continued)

e)Finders’ Warrants

A summary of the changes in finders’ warrants for the years ended December 31, 2022 and 2021 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2020	11,896	$1.64
Granted – February 9, 2021	58,288	$4.70
Granted – October 15, 2021	145,300	US$4.77
Exercised	(11,571)	$1.87
Expired	(1,193)	$1.64

Balance, December 31, 2021	202,720	$5.66
Granted – October 7, 2022 – finders’ warrants	250,000	US$1.22
Balance, December 31, 2022	452,720	$3.58

At December 31, 2022, the weighted average contractual remaining life of the unexercised finders’ warrant was 4.25 years (2021 - 4.60 years).

The following table summarizes information on finders’ warrants outstanding at December 31, 2022:

			Remaining
	Number		Contractual
Exercise Price	Outstanding	Expiry date	Life
$4.70	57,420	February 9, 2026	3.11 years
US$4.77	145,300	October 15, 2026	3.79 years
US$1.22	250,000	October 7, 2027	4.77 years

The fair value of the finders’ warrants issued on February 9, 2021 was estimated at $150,000 on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life of 5.0 years; expected volatility of 100%; risk free rate of 0.58%; and expected dividend yield of 0%.

The fair value of the finders’ warrants issued on October 15, 2021 was estimated at $371,251 on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life of 5.0 years; expected volatility of 100%; risk free rate of 1.5%; and expected dividend yield of 0%.

The fair value of the finders’ warrants issued on October 7, 2022 was estimated at $254,684 on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life of 5.0 years; expected volatility of 100%; risk free rate of 3.66%; and expected dividend yield of 0%.

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13.Share capital and reserves (continued)

f)Stock Options

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

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2022	2021
Dividend yield	Nil	Nil
Annualized volatility	100%	100%
Risk-free interest rate	1.44%-3.32%	0.36% - 1.19%
Expected life	5 years	5 years

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

The share-based payment expense recognized was $632,548 during the year ended December 31, 2022 (2021 - $499,158; 2020 - $293,493).

A summary of the changes in stock options for the years ended December 31, 2022 and 2021 is presented below:

		Weighted
	Number of	Average
	Options	Exercise price
Balance, December 31, 2020	464,207	$3.29
Granted – January 11, 2021	59,624	$3.29
Granted – May 12, 2021	42,588	$1.88
Granted – June 16, 2021	21,294	$1.76
Granted – July 14, 2021	63,882	$2.41
Granted – December 21, 2021	86,495	$2.54
Exercised	(51,106)	$1.64
Expired	(80,917)	$3.40
Balance, December 31, 2021	606,067	$3.10
Granted – January 12, 2022	127,500	$2.54
Granted – June 6, 2022	394,822	$1.60
Granted – November 25, 2022	70,000	$1.38
Expired	(44,070)	$3.19
Balance, December 31, 2022	1,154,319	$2.42
Vested and exercisable, December 31, 2022	872,055	$2.58

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13.Share capital and reserves (continued)

f)Stock Options (continued)

The weighted average contractual remaining life of the unexercised options was 3.43 years (2021 - 3.42 years).

The following table summarizes information on stock options outstanding at December 31, 2022:

	Number	Number		Remaining
Exercise Price	Outstanding	Exercisable	Expiry Date	Contractual Life
$5.87	114,984	114,984	March 19, 2023	0.21 years
$5.87	21,294	21,294	November 5, 2023	0.85 years
$1.64	170,354	150,479	June 23, 2025	2.48 years
$2.82	12,776	12,776	August 27, 2025	2.66 years
$3.29	59,624	59,624	January 11, 2026	3.03 years
$1.88	21,294	21,294	May 12, 2026	3.36 years
$1.76	21,294	21,294	June 16, 2026	3.46 years
$2.41	63,882	30,166	July 14, 2026	3.54 years
$2.54	86,495	86,495	December 21, 2026	3.98 years
$2.54	117,500	35,902	January 12, 2027	4.04 years
$1.60	394,822	315,803	June 6, 2027	4.43 years
$1.38	70,000	1,944	November 25, 2027	4.90 years
	1,154,319	872,055

g)Derivative warrant liability

During the year ended December 31, 2022, the Company issued warrants which are recorded as a derivative financial liability as the exercise price is denominated in a currency other than the functional currency of the Company and therefore may be settled other than by the exchange of a fixed amount of cash. The fair value of the warrants was estimated at $5,093,593 on the date of grant using the Black-Scholes option pricing model with the following assumptions: share price on date of grant of US$1.01; exercise price of the warrant of US$1.22; expected life of 5.0 years; expected volatility of 100%; risk free rate of 3.66%; and expected dividend yield of 0%.

During the year ended December 31, 2021, the Company issued 2,085,687 warrants pursuant to a financing in February 2021 as described above. The warrants contained a ratchet provision that provides for an adjustment in the exercise price if shares or securities convertible to shares are sold at a price lower than the exercise price. Therefore, since the warrants (not including compensation warrants) may be settled other than by the exchange of a fixed amount of cash, they meet the definition of a derivative financial liability.

The fair value of the warrants was estimated at $5,358,000 on the date of grant using the Black-Scholes option pricing model with the following assumptions: share price on date of grant of $3.64; exercise price of the warrant of $4.70; expected life of 5.0 years; expected volatility of 100%; risk free rate of 0.58%; and expected dividend yield of 0%.

During the year ended December 31, 2021, 640,012 of these warrants were exercised and a value of $425,900 was transferred from the derivative warrant liability to share capital as a result. On October 15, 2021, the ratchet provision expired when the Company listed its common shares on the Nasdaq. As a result of the expiry, the warrants would now be settled by a fixed amount of cash and were reclassified as equity instruments. The fair value of the derivative warrant liability as of October 15, 2021 of $4,460,000 was reclassified to reserves.

During the year ended December 31, 2021, the Company issued warrants pursuant to the US IPO Offering discussed above. These warrants were recorded as a derivative financial liability as the exercise price of the warrants is denominated in a currency other than the functional currency of the

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

13.Share capital and reserves (continued)

g)Derivative warrant liability (continued)

Company and therefore may be settled other than by the exchange of a fixed amount of cash. The fair value of the warrants was estimated at $7,425,000 on the date of grant using the Black-Scholes option pricing model with the following assumptions: share price on date of grant of US$3.02; exercise price of the warrant of US$4.77; expected life of 5.0 years; expected volatility of 100%; risk free rate of 1.50%; and expected dividend yield of 0%.

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2020	$—
Warrants issued February 9, 2021	5,358,000
Warrants exercised	(425,900)
Fair value reclassified to reserves	(4,460,000)
Warrants issued October 15, 2021	7,425,000
Fair value adjustment	(3,299,768)
Balance at December 31, 2021	$4,597,332
Warrants issued October 7, 2022	5,093,593
Fair value adjustment	(4,470,276)
Balance at December 31, 2022	$5,220,649

Significant assumptions used in determining the fair value of the derivative warrant liabilities at December 31 2022 and 2021 are as follows:

	December 31,	December 31,
	2022	2021
Share price	$0.81	$2.05
Risk-free interest rate	3.55%	1.23%
Dividend yield	—%	—%
Expected volatility	100%	100%
Remaining term (in years)	3.8-4.8	4.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

14.Related party transactions

All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2022, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), Amar Keshri, the Chief Financial Officer (“CFO”), and David MacDonald, former Chief Technology Officer (“CTO”) of the Company in the amount of $775,259 (2021 - $311,840; 2020 - $196,097).
b)	Professional fees were paid to 1282803 Ontario Inc., a company owned by Jim Fairbairn, a former CFO of the Company in the amount of $nil (2021 - $58,500; 2020 - $30,000).
c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $312,412 (2021 - $106,366; 2020 - $nil).

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

14.Related party transactions (continued)

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $115,644 (2021 - $nil; 2020 - $nil).
e)	Consulting fees were paid to Bruce Rowlands and Allan Williams, former directors of the Company in the amount of $nil (2021 - $54,950; 2020 - $36,000).
f)	Consulting fees were paid to a private entity controlled by the spouse of the Company’s CEO in the amount of $4,750 (2021 - $nil; 2020 - $nil).
g)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $161,054 (2021 - $62,200). The amount includes director fees payment of $90,871 for the year ended December 31, 2022 (2021 - $nil) to Anthony Giovinazzo, Chairman of the Company.
h)	As at December 31, 2022, $20,200 (2021 - $81,104) was payable to directors of the Company, $39,069 (2021 - $25,000) was accrued to the CEO of the Company, for CEO services, $14,769 (2021 - $nil) was accrued to the CFO of the Company, for CFO services, $67,720 (2021 - $47,543) was payable and accrued to the CMO of the Company, for consulting services, and $33,860 (2021 - $nil) was payable and accrued to the CBO of the Company, for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.
i)	Management compensation transactions for the years ended December 31, 2022, 2021 and 2020 are summarized as follows:

	Short-term
	employee		Share-based
	benefits	Directors’ fees	payments	Total
	$	$	$	$
Year ended December 31, 2020
Directors and officers	226,097	—	217,816	443,913

Year ended December 31, 2021
Directors and officers	531,656	62,200	331,809	925,665

Year ended December 31, 2022
Directors and officers	1,153,439	161,054	519,741	1,840,103

15.Income taxes

The income taxes shown in the consolidated statements of comprehensive loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2022	2021	2020
	$	$	$
Net loss for the year	(9,485,000)	(1,652,000)	(1,285,000)
Statutory tax rate	27%	27%	27%
Expected income tax recovery	(2,561,000)	(446,000)	(347,000)
Decrease to income tax recovery due to:
Non-deductible permanent differences	172,000	135,000	79,000
Temporary differences	(361,000)	(516,000)	6,000
(Over) under provided in prior years	(722,000)	—	(278,000)
Change in tax assets not recognized	3,472,000	827,000	540,000
Income tax recovery	—	—	—

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

15.Income taxes (continued)

The significant components of the Company’s deferred tax assets are as follows:

	December 31,	December 31,
	2022	2021
	$	$
Share issuance costs	700,000	529,000
Cumulative eligible capital	112,000	105,000
Operating losses carried forward	4,975,000	1,652,000
Total deferred tax assets	5,787,000	2,286,000
Deferred tax assets not recognized	(5,787,000)	(2,286,000)
	—	—

The realization of income tax benefits related to these deferred potential tax deductions is not probable. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of approximately $18,427,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2032	44,000
2033	748,000
2034	325,000
2035	286,000
2036	365,000
2037	618,000
2038	1,089,000
2039	554,000
2040	1,116,000
2041	3,648,000
2042	9,634,000
Total	18,427,000

16.Financial instruments and risk management

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease obligation, and derivative warrant liability. The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values at December 31, 2022, due to their short-term nature. The lease liability is classified as level 2 in the fair value hierarchy as the fair value is determined based on market interest rates.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2022 and 2021 and categorized into levels of the fair value hierarchy:

		December 31, 2022		December 31, 2021
			Estimated		Estimated
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
FVTPL		$	$	$	$
Cash and cash equivalents	1	14,125,522	14,125,522	18,851,244	18,851,244
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	1	1,960,745	1,960,745	700,999	700,999
Lease liability	2	105,105	105,105	—	—
FVTPL
Derivative warrant liability	3	5,220,649	5,220,649	4,597,332	4,597,332

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2022 and 2021.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

16.Financial instruments and risk management (continued)

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments were as follows:

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31,	December 31,
	2022	2021
	$	$

Cash and cash equivalents	14,125,522	18,851,244

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2022 and 2021 is the carrying value of its financial assets.

b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its intellectual property portfolio.

The Company’s financial assets are comprised of its cash and cash equivalents, and the financial liabilities are comprised of its accounts payable and accrued liabilities, lease liability and derivative warrant liability.

The contractual maturities of these financial liabilities as at December 31, 2022 and 2021 are summarized below:

	Payments due by period as of December 31, 2022
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	1,960,745	1,960,745	—	—
Lease liability	105,105	22,379	67,138	15,588

	2,065,850	1,983,124	67,138	15,588

	Payments due by period as of December 31, 2021
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	700,999	700,999	—	—

	700,999	700,999	—	—

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

16.Financial instruments and risk management (continued)

b)Market risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents is minimal.

ii)	Foreign Currency Risk

As at December 31, 2022, the Company is exposed to currency risk on the following financial assets and liabilities denominated in US Dollars (“USD”), British Pounds (“GBP”), and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the USD, GBP and EUR against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD	GBP amount	EUR	Total
	$	$	$	$
Cash	12,907,255	—	—	12,907,255
Accounts payable and accrued liabilities	(1,466,309)	(45,755)	(11,747)	(1,523,811)
Net exposure	11,440,946	(45,755)	(11,747)	11,383,444

Effect of +/- 10% change in currency	1,144,095	(4,576)	(1,175)

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2022.

17.Capital management

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

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. There were no changes during the year ended December 31, 2022. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

18.Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at December 31, 2022 and 2021 as follows:

a)	Employment Agreements

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian Dollars)

	December 31,	December 31,
	2022	2021
	$	$
Management services – officers	502,320	476,000

The President, CEO and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of December 31, 2022 and 2021, equated to an annual salary of US$300,000.

The CFO of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which as of December 31, 2022 and 2021, equated to an annual salary of $192,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $2,701,114 (2021 - $1,613,142) for activities related to its clinical trial, manufacturing, collaboration programs and other regular business activities which are expected to occur over the next two years.

19.Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

