Form 20-F
period 2023-12-31
XORTX Therapeutics Inc.
filed 2024-05-10
CIK 1729214

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

James Fairbairn, Chief Financial Officer

Telephone: 1-403-455-7727

E-mail: jfairbairn@xortx.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,998,848

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

Unless otherwise indicated, financial information in this Annual Report on Form 20-F (the “Annual Report”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted herein, all references to “$,” or “dollars”, “United States dollars” or “U.S. dollars” are to the currency of the United States, the Company’s functional currency effective January 1, 2023, and references to “Canadian dollars,” or “CAD” are to the currency of Canada.

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

RISK FACTORS SUMMARY

The following is a summary of the uncertainties and factors (including those set forth under “Risk Factors”), that could affect future performance and cause actual results to differ materially from those matters expressed in or implied by forward-looking statements.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability and we will require substantial additional funding, which may not be available to us on acceptable terms, or at all, if we are to continue operations. Raising additional capital may cause dilution to shareholders and require us to relinquish certain rights.

Risks Related to Our Business and the Development of Our Product Candidates

We have a limited number of product candidates, some of which are still in preclinical development. If we do not obtain regulatory approval of one or more of our product candidates, or experience delays in doing so, our business will be materially adversely affected.

In order for us to develop and bring our product candidates to market, we must conduct clinical trials. Clinical trials are expensive, time consuming and difficult to design and implement and involve uncertain outcomes that may not support regulatory approval. Furthermore, the results of previous preclinical studies and early-stage clinical trials may not be predictive of future results. Initial results or observations in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials. In addition, if clinical trials for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, or at all, which would require us to incur additional costs and delay our receipt of any product revenue. Meanwhile, obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. Clinical trials also require support from government agencies, which owing to political instability and global health pandemics, have in recent years seen their ability conduct inspections and carry on operations subject to interruption and delay. Furthermore, our product candidates may have undesirable side effects that may delay or prevent marketing approval or, if approval is obtained, require them to be taken off the market, to include contraindications, warnings and precautions, limitations of use, or otherwise limit their sales.

Risks Related to Our Business and the Commercialization of Our Product Candidates

Even if we complete the necessary clinical trials for our product candidates, the marketing approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals for the commercialization of our product candidates. If we are not able to obtain, or are delayed in obtaining required marketing approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired. Additionally, we may be unable to obtain regulatory approval for our product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of our product candidates and adversely impact our potential to generate revenue, our business and our results of operations. The nature of clinical trials means that we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

If any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited.  Such products may also face competition sooner than anticipated. There is also no guarantee that our product candidates would obtain approval or commercialization across jurisdictions, which would limit their full market potential. Furthermore, even it we receive regulatory approvals, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. If we fail to comply with United States and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties.

We operate in a highly competitive environment, and our competitors may develop and market products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted. If our competitors are able to obtain orphan product exclusivity for their products in specific indications, we may not be able to have competing products approved in those indications by the applicable regulatory authority for a significant period of time. We also may not be successful in our efforts to use and expand our therapeutic platforms to build a pipeline of product candidates.

A variety of external factors could also impact our ability to successful commercialize our products. Healthcare legislation and regulations could alter market dynamics; regulatory actions could materially and adversely affect our future financial condition and business operations; product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business; we may need to have in place increased product liability coverage when or if we begin the commercialization of our product candidates; security breaches, loss of data and other disruptions could compromise sensitive information related to our business or protected health information or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation; and we are exposed to foreign currency and currency fluctuation risks.

We currently have no marketing and sales organization and have no experience in marketing prescription drug products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved for commercial sale, we may not be able to generate revenue.

Risks Related to Our Securities

The price of our common shares has been and is likely to be volatile and may drop. There is no public market for our convertible securities. An investment in our securities could result in the loss of your investment and we have not, and do not plan to, pay dividends. We incur significant costs as a result of operating as a public company and our management is required to devote substantial time to corporate governance standards. Also, as a public company we are subject to the requirements of the exchanges on which we are listed and could be subject to delisting for failure to meet exchange standards. Additionally, if we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a “foreign private issuer” we have disclosure obligations that and are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders. We also are subject to reduced reporting requirements as we are an “emerging growth company.” We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States.

Risks Related to Our Dependence on Third Parties

We rely on third parties to monitor, support, conduct and oversee clinical trials of the product candidates that we are developing and to supply and manufacture our product candidates in some cases. We also rely on strategic partnerships to advance our business and product candidates. These relationships existing and future strategic partnerships and third party relationships are important to our business. If we are unable to maintain these relationships, if such relationships are not successful, or if we fail to foster such relationships in the future, our business could be adversely affected. Are business is also dependent upon our employees and personnel.

Risks Related to Our Intellectual Property

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties and on our ability to successful protect and defend our own intellectual property, as we believe this provides us with important competitive advantages. Protecting our intellectual property could be challenging and expensive and a failure to do so could negatively impact our operations. However, intellectual property protections may still not entirely protect our intellectual property.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A.Directors and Senior Management

The Company’s directors and senior management include the following individuals:

Name	Position with the Company
Allen Davidoff	President and Chief Executive Officer and Director
Stacy Evans	Chief Business Officer
James Fairbairn	Chief Financial Officer
William Farley	Director
Anthony J. Giovinazzo	Non-Executive Chair
Stephen Haworth	Chief Medical Officer
Abigail Jenkins	Director
Raymond Pratt	Director
Patrick Treanor	Director
Paul Van Damme	Director

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

We are a clinical-stage biotechnology company. We have incurred significant losses since our inception. Our net losses for the years ended December 31, 2021, 2022 and 2023 were $1,579,274, $7,718,882, and $2,158,065 respectively. As of December 31, 2023, our accumulated deficit was approximately $17,854,907. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ deficit and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the Food and Drug Aministration (“FDA”) to perform trials in addition to those that we currently expect to perform, or if there are any delays in completing our currently planned clinical trials or in the development of any of our product candidates.

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

To the extent that we raise or issue additional capital through the sale of equity or convertible debt securities or pursuant to our Stock Option and Incentive Plan, the Company’s capital structure will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect the rights of common shareholders. Debt financing, if available at all, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through partnerships, collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, product candidates, or future revenue streams, or grant licenses on terms that are not favorable to us. We cannot assure you that we will be able to obtain additional funding if and when necessary. If we are unable to obtain adequate financing on a timely basis, we could be required to delay, scale back or eliminate one or more of our development programs or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

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

Subject to further discussions with FDA, we plan to initiate a Phase 3 clinical trial for the XRx-008 product candidate program in the treatment of ADPKD, and a Phase 3 clinical trial for XRx-101 product candidate program in the treatment of acute kidney injury (“AKI”) in respiratory virus infections. We may experience delays in our ongoing or future clinical trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement or completion of these planned clinical trials could be substantially delayed or prevented by many factors, including:

●	inability to generate satisfactory preclinical, toxicology or other in vivo or in vitro data capable of supporting the initiation or continuation of clinical trials;
●	further discussions with the FDA or other regulatory agencies regarding the scope or design of our clinical trials;
●	the limited number of, and competition for, suitable sites to conduct our clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;
●	any delay or failure to obtain approval or agreement from regulatory authorities to commence a clinical trial in any of the countries where enrollment is planned;
●	inability to obtain sufficient funds required to finance a clinical trial;
●	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;
●	delay or failure to manufacture sufficient supplies of the product candidate for our clinical trials;
●	delays in reaching agreement on acceptable terms with third-party manufacturers and the time for manufacture of sufficient quantities of our product candidates for use in clinical trials;
●	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or Clinical Research Organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
●	delay or failure to obtain institutional review board (“IRB”) approval to conduct a clinical trial at each prospective clinical trial site;
●	slower than expected trial subject rates of patient recruitment and enrollment, or other failures to recruit and enroll subjects, which could be particularly challenging for our trials relating to AKI in respiratory virus infection patients;
●	failure of subjects to complete the clinical trial;
●	the inability to enroll a sufficient number of subjects in studies as required by the FDA to ensure adequate statistical power to detect statistically significant treatment effects, in particular, as we are developing certain of our products for the treatment of rare diseases, we may face more limited pools of patients from which to draw for clinical testing and an inability to enroll a sufficient number of patients for any of our clinical trials could result in significant delays and could require us to abandon one or more clinical trials altogether;
●	unforeseen safety issues, including severe or unexpected drug-related adverse effects experienced by clinical trial subjects, including possible deaths;
●	lack of efficacy during clinical trials;

●	termination of our clinical trials by one or more clinical trial sites;
●	inability or unwillingness of subjects or clinical investigators to follow our clinical trial protocols;
●	inability to monitor subjects adequately during or after treatment by us or our CROs;
●	our CROs, clinical study sites or investigators failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;
●	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing; and
●	our clinical trials may be suspended or terminated upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future strategic partners that have responsibility for the clinical development of any of our product candidates.

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

Further, the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be granted for any of our product candidates. Our product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA or other agencies’ approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

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

Disruptions at the FDA and other government agencies caused by political instability or global health concerns could hinder their ability to conduct inspections or otherwise prevent new or modified products and services from being developed, approved or commercialized in a timely manner, which could negatively impact our business.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, political instability has led the U.S. government to shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to global pandemics or public health emergencies, the FDA or other regulatory authorities may adopt policy measures that restrict or delay inspections or clinical trials.

If global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process regulatory submissions, which could have a material adverse effect on our business.

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

Specifically, there are a large number of companies developing or marketing treatments for polycystic kidney disease, AKI, respiratory virus infections, and diabetes, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologics that work by using next-generation antibody therapeutic platforms to address specific metabolic targets. In addition, other companies including Pfizer, Teijin, Takeda, Merck, are developing new treatments for cardiovascular, kidney disease or diabetes that may affect the progression of acute, intermittent or chronic kidney disease.

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

Our operations and expenditures are to some extent paid in foreign currencies. As a result, we are exposed to market risks resulting from fluctuations in foreign currency exchange rates. A material drop in the value of any such foreign currency could result in a material adverse effect on our cash flow and revenues. Amendments to current taxation laws and regulations which alter tax rates and/or capital allowances could have a material adverse impact on us. To the extent that revenues and expenditures denominated in or strongly linked to foreign currencies are not equivalent, we are exposed to exchange rate risk. For example, we would be exposed to the extent U.S. dollar revenues do not equal U.S. dollar expenditures. We are not currently using exchange rate derivatives to manage exchange rate risks.

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

We incur significant costs as a result of operating as a public company and our management is required to devote substantial time to corporate governance standards.

We are currently listed on the TSX Venture Exchange (“TSXV”), the Nasdaq Stock Market LLC (“Nasdaq”) and the Frankfurt, Munich, Berlin, and Stuttgart Stock Exchanges under the trading symbol “ANU”. As public company in these jurisdictions, we incur additional significant legal, accounting, administrative and other expenses.

As a result of being a public compnay, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the related rules and regulations implemented by the Securities and Exchange Commission (the “SEC”), the applicable Canadian securities regulators, or Nasdaq, have increased legal and financial compliance costs and have made some compliance activities more time consuming. We are investing resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

As a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. We are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and are required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, our shareholders may not know on as timely a basis as with U.S. domestic issuers when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer (we have four days to report). As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

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

As a “foreign private issuer,” we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. We may in the future lose foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

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

There is no established public trading market for any of our current convertible securities, including our outstanding warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list any of our warrants on any national securities exchange or other nationally recognized trading system, including the TSXV or Nasdaq, and we may not list any future issued convertible securities. Without an active market, the liquidity of our warrants or any future issued convertible securities will be limited, which may adversely affect their value.

Nasdaq may delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

In the future, should our securities fail to meet the continued listing requirements to be listed on Nasdaq, our Common Shares may be delisted by Nasdaq. If Nasdaq delists our Common Shares from trading on its exchange, we could face significant material adverse consequences, including:

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

The rules governing “passive foreign investment companies,” (“PFICs”) can have adverse effects on U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) of the Company’s shares for U.S. federal income tax purposes. Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally, using a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash), we would be characterized as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including goodwill and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in an offering or in any other subsequent financing transaction. Moreover, our ability to earn specific types of income that will be treated as non-passive for purposes of the PFIC rules is uncertain with respect to future years. We believe we were classified as a PFIC during the taxable year ended December 31, 2023. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2024, or future taxable years, and we cannot provide any assurances regarding our PFIC status for any current or future taxable year.

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

Negative macroeconomic and geopolitical trends could af harm our future revenue and financial condition, our ability to access capital, and increase our costs and expenses.

There can be no assurance that the Company’s business (or that of our CROs, contract manufacturing organizations and other contractors and consultants) and corresponding financial performance will not be adversely affected by general negative economic or consumer trends or events, including pandemics, public health crises, weather catastrophes, acts of terrorism, war, and political instability. In particular, global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, the war between Russia and Ukraine, and the war between Israel and Hamas, the closing of certain financial institutions by regulators in March 2023, and political instability. These events have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels, and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on the Company’s business and financial condition, its ability to conduct clinical trials, and its ability to access capital on favorable terms, or at all, could be negatively impacted as a result of such conditions and consequences. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

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

We are highly dependent on the research and development, clinical and business expertise of Dr. Allen Davidoff, our President and Chief Executive Officer, James Fairbairn, our Chief Financial Officer, Dr. Stephen Haworth, our Chief Medical Officer, Dr. Stacy Evans, our Chief Business Officer, as well as other members of our senior management, scientific and clinical team. We currently do not maintain “key person” insurance coverage for Dr. Davidoff and James Fairbairn. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy.

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

The protection of our intellectual property could result in lawsuits and proceedings would be costly and could affect our results of operations and divert the attention of our managerial and scientific personnel. Adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors can. There is a risk that a court or administrative body would decide that our patents are invalid or not infringed or trade secrets not misappropriated by a third party’s activities, or that the scope of certain issued claims must be further limited. An adverse outcome in a litigation or proceeding involving our own patents or trade secrets could limit our ability to assert our patents or trade secrets against these or other competitors, affect our ability to receive royalties or other licensing consideration from our licensees, and may curtail or preclude our ability to exclude third parties from making, using and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition.

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

Composition-of-matter patents on the active pharmaceutical ingredient, or API, in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because such patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. We currently have granted U.S. patents with claims to the use of uric acid lowering agents to treat insulin resistance or diabetic nephropathy, and patent applications filed in the U.S., EU and under the Patent Cooperation Treaty with similar claims for the treatment of metabolic syndrome, diabetes, fatty liver disease as well as a composition of matter patent for formulations of xanthine oxidase inhibitors. In addition, we have received grant composition/formulation patents from the USPTO, and the European patent office.

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

General Development of the Business of the Company

Recent Developments

On January 2, 2024, the Company announced the appointment of Patrick Treanor to the Board of Directors and announced the resignation of Ian Klassen, both effective December 31, 2023.

On January 3, 2024, the Company announced submission of a new patent for the treatment of chronic kidney disease (“CKD”). The patent is designed to protect new discoveries and strategies for the treatment of individuals with varied degrees of kidney function in the setting of CKD. Importantly, this patent entitled “Oral and Sublingual Formulations of Xanthine Oxidase Inhibitors and Methods of Treating Disease” outlines new formulations and methods for safer and more effective the use of XOI in the setting of CKD in particular ADPKD, diabetic nephropathy (“DN”), IgA nephropathy, lupus nephritis and focal segmental glomerulosclerosis.

On January 15, 2024, the Company announced the filing of a prospectus supplement on a non-brokered offering of up to 666,667 common share units, with each common share unit consisting of one common share, no par value, and one warrant to purchase one common share at CAD $4.50 per common share for a period of two years for aggregate gross proceeds of up to CAD $2 million, prior to deducting offering expenses. The Common Shares and warrants contained in the common share units are immediately separable upon issuance. The warrants have an initial exercise price of CAD $4.50 per share, will be immediately exercisable, and may be exercised for two years from the date of issuance, provided, however that, if, the Common Shares on the TSX Venture Exchange (“TSXV”) trade at greater than CAD $6.00 for 10 or more consecutive trading days, the Warrants will be accelerated and the Warrants will expire on the 30th business day following the date of such notice.

On February 1, 2024, the Company announced that it filed an amended and restated prospectus supplement for aggregate gross proceeds of up to CAD $2 million. Under the amended and restated prospectus supplement, the size of the offering was increased by $2 million to up to CAD $4 million. The Company also provided details on a consulting agreement entered into between the Company and Plutus Bridge Capital Inc. (“Plutus”). XORTX retained Plutus pursuant to an amended and restated consulting agreement made as of January 27, 2024 (the “Plutus Agreement”) to provide social media marketing and related services in accordance with TSXV policies. Plutus is an independently owned public relations and capital markets consultancy firm based in Vancouver, British Columbia. Plutus will use commercially reasonable efforts to increase public awareness of the Company and its products, services, and securities through online advertising campaigns.

On February 15, 2024, the Company announced an initial closing of gross proceeds of CAD $2,474,301 under previously announced offering, including CAD $690,000 in a concurrent private placement of the Company in connection with international subscribers. The Company paid finder’s fees of CAD $122,208, representing a 5% finder’s fee on certain subscriptions in the Offering to qualified finders.

On March 4, 2024, the Company announced a second tranche closing of gross proceeds of CAD $224,850 under previously announced offering, including CAD $99,000 in a concurrent private placement of the Company in connection with international subscribers. In connection with the second tranche closing, the Company paid finder’s fees of CAD $10,343, representing a 5% finder’s fee on certain subscriptions in the Offering to qualified finders.

On March 11, 2024, the Company announced its proposal to amend the terms of an aggregate of 1,101,433 outstanding common share purchase warrants as follows:

●	In connection with 231,746 warrants issued pursuant to the private placement that closed on February 9, 2021 and which had an original exercise price of CAD $42.26 per share (CAD $0.40 per share, adjusted to reflect the 2021 and 2023 Share Consolidations), the Company intends to amend the exercise price from CAD $42.26 to $5.00.
●	In connection with 286,355 warrants issued pursuant to the prospectus offering that closed on October 15, 2021 and which had an original exercise price of $42.93 per share ($4.77 per share, adjusted to reflect the 2023 Share Consolidation), the Company intends to amend the exercise price from $42.93 to $5.00.
●	In connection with 583,332 warrants issued pursuant to the prospectus offering that closed on October 7, 2022 and which had an original exercise price of $10.98 per share ($1.22 per share, adjusted to reflect the 2023 Share Consolidation), the Company intends to amend the exercise price from $10.98 to $5.00.

Pursuant to the polices of the TSXV the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any ten consecutive trading dates (the “Premium Trading Days”) during the unexpired term of the warrants, the closing price of the Company’s shares on the TSXV exceeds $6.50 (approximately CAD $8.7562), the exercise period of the warrants will be reduced to 30 days, starting seven days after the last Premium Trading Day. The Company will announce any such accelerated expiry date by press release. All other terms of the Warrants remain unchanged.

On March 19, 2024, the Company provided a summary of achievements in 2023 noting it was year of substantial clinical, technological and regulatory progress, establishing the foundation for the Company’s 2024 goals. Key milestones include: 1/ the grant of U.S. ODD for the XRx-008 program for ADPKD that is being developed under the US FDA 505(b)2 rules; 2/ ongoing discussions with the FDA have aligned our endpoints and other Phase 3 clinical trial elements to make XORLOTM the Company’s proprietary oxypurinol formulation, eligible for accelerated approval.

On March 27, 2024, the Company announced the appointment of Dr. Ronald Perrone to its Clinical Advisory Board. Dr. Ronald Perrone, MD is Professor of Medicine at Tufts University School of Medicine in Boston, Massachusetts. Dr. Perrone is board certified in Nephrology. He did his Internal Medicine residency at Grady Memorial Hospital in Atlanta and Nephrology fellowship at Boston University Medical Center. Dr. Perrone’s research involves clinical investigations focused on kidney disease with a special emphasis on polycystic kidney disease (“PKD”). He is heavily involved in clinical research in ADPKD clinical trials and works with regulatory agencies such as the FDA to contribute to the development of database assessment tools to validate total kidney volume as a biomarker for PKD progression. Dr. Perrone’s focus on translational clinical trial interventions in ADPKD includes trials for Sanofi, Reata, Palladio Biosciences, HALT-PKD, the TAME PKD Metformin trial, TEMPO and REPRISE trials for Tolvaptan. Ron also initiated a PKD Database Consortium in 2007 which led to the creation of the PKD Outcomes Consortium in 2009. The PKD Outcomes Consortium, comprising contributors from academia, the pharmaceutical industry, National Institute of Health (“NIH”), FDA, the Clinical Data Interchange Standards Consortium (“CDISC”), and the Critical Path Institute (C-Path), is creating the groundwork for validation of for biomarkers and clinical trial and regulatory endpoints in ADPKD. This work is ongoing and involves frequent interactions with the FDA and the European Medicines Agency. Dr. Perron has co-authored over 100 peer-reviewed publications on a variety of kidney diseases, including many on PKD.

On April 8, 2024, the Company announced the appointment of Abigail Jenkins, a biotech industry veteran with deep experience with the commercialization of therapies for renal and cardiovascular disease, to its Board of Directors. Ms. Jenkins brings over 20 years of leadership experience in the biopharmaceutical industry delivering life-enhancing therapies from research to commercialization for patients in need. Ms. Jenkins is the current President, CEO and a Director of Gamida Cell, a Nasdaq listed company. Ms. Jenkins holds a Master of Science in biotechnology and biotech business enterprise from Johns Hopkins University, a Bachelor of Arts in psychology and biology from Indiana University, and a certificate of achievement in General Management as a Kellogg Executive Scholar. She was recognized in 2022 as one of the PharmaVoice 100, one of the industry’s 100 Most Inspiring Leaders, Disrupter category, for change agents who define excellence in leadership in biopharma.

On April 22, 2024, the Company announced a research paper titled “Raising serum uric acid with a uricase inhibitor worsens PKD in rat and mouse models” has been accepted for publication in the peer-reviewed American Journal of Physiology-Renal Physiology and published online April 19, 2024. The study reports health consequences associated with increasing serum uric acid (“SUA”) in mice or rat models of ADPKD, specifically the effects of increasing SUA on cyst growth and kidney size. This study shows, for the first time, that chronically increased SUA can significantly increase cyst index and increase kidney size in ADPKD. Independent of the modifying effects of chronically increased SUA, a fundamental new discovery from this study was that over expression of xanthine oxidase (“XO”) in kidney tissue was present, suggesting aberrant purine metabolism may be present in ADPKD and suggesting a possible role of XO in disease progression. Inhibition of XO using XORLO™, XORTX’s proprietary formulation of oxypurinol, substantially lowered uric acid concentrations, attenuated the effects of chronically increased SUA on cyst index and kidney size in the RC/RC mouse model of ADPKD in this study.

On April 30, 2024, the Company announced it had received TSXV approval to amend the terms of an aggregate of 1,024,099 outstanding common share purchase warrants as follows:

●	198,333 of the warrants issued pursuant to the private placement that closed on February 9, 2021 and which had an original exercise price of CAD $42.26 per share (CAD $0.40 per share, adjusted to reflect the 2021 and 2021 Share Consolidations), the TSXV has approved an amended exercise price of $5.00.

●	270,211 of the warrants issued pursuant to the prospectus offering that closed on October 15, 2021 and which had an original exercise price of $42.93 per share ($4.77 per share, adjusted to reflect the 2023 Share Consolidation), the TSXV has approved an amended exercise price of $5.00.
●	555,555 of the warrants issued pursuant to the prospectus offering that closed on October 7, 2022 and which had an original exercise price of $10.98 per share ($1.22 per share, adjusted to reflect the 2023 Share Consolidation), the TSXV has approved an amended exercise price of $5.00.

If the volume weighted average price for the Company’s common shares on TSXV is greater than $6.50 (approximately CAD $8.7562) per common share for a period of ten (10) consecutive trading days, then the Company may give notice to the Holders of the Warrant by way of a news release (the “Notice”) notifying such Holder that the warrants must be exercised within thirty (30) calendar days from the date of delivery of such Notice, otherwise the warrants will expire at 4:30 p.m. (Calgary time) on the 30th day after the date of delivery of the Notice (the “Forced Conversion Right”). Notwithstanding anything herein to the contrary, the Forced Conversion Right shall only be available to the Company on or after such time in which such forced exercise of the warrants will result in the issuance of free trading shares to the Holder.

Three Year History

The three year history of the Company and its business are outlined below. Please note that the details below have been adjusted to reflect the 2021 and 2023 Share Consolidations referenced below under “2021” and “2023”.

2021

Private Placement

On February 9, 2021, the Company issued 231,743 units in a private placement offering at a subscription price of CAD $26.415 per unit for gross proceeds of $4,785,935. Each unit comprised one common share of the Company and one common share purchase warrant. Each warrant entitles the holder, on exercise, to purchase one additional common share in the capital of the Company, at a price of CAD $42.30, for a period of five years from the issuance of the units provided, however, that, if, at any time following the expiry of the statutory four month hold period, the closing price of the Common Shares on the TSXV is greater than CAD $126.81 for 10 or more consecutive trading days, the warrants will be accelerated upon notice and the warrants will expire on the 30th calendar day following the date of such notice.

In connection with the February 9, 2021, private placement, the Company paid $135,158 in cash commissions and issued 6,476 finder’s warrants. Each finder’s warrant is exercisable into one common share at a price of CAD $42.30 and having the same expiry, acceleration and anti-dilution provisions as the warrants included in the private placement.

United States Initial Public Offering

On October 15, 2021, the Company announced the closing of an underwritten public offering of 322,888 units, with each unit consisting of one common share, no par value, and one warrant to purchase one common share at a public offering price of $37.17 per unit, for aggregate gross proceeds of approximately USD $12,000,000, prior to deducting underwriting discounts and other offering expenses (the “US IPO Offering”). The warrants have an initial exercise price of $42.93 per share, are immediately exercisable, and have a term of approximately five years. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 48,433 Common Shares and/or warrants to purchase up to an additional 48,433 Common Shares at the US IPO Offering price less the underwriting discounts. On October 15, 2021, the underwriters exercised its option to purchase additional warrants to purchase up to an additional 48,433 Common Shares. On November 9, 2021, the Company announced that it had issued an additional 39,444 Common Shares at the US IPO Offering price resulting in additional gross proceeds of approximately $1.47 million pursuant to the partial exercise of the underwriters’ over-allotment option, before deducting underwriting discounts and commissions.

In connection with the US IPO Offering, the Company received conditional approval to list its Common Shares on the Nasdaq under the symbol “XRTX” on October 13, 2021. The Company’s Common Shares began to trade on the Nasdaq on October 15, 2021. In order to qualify for listing on Nasdaq, the Company completed a consolidation of its shares on a one (1) post-consolidated share for 11.74 pre-consolidated shares basis which took effect on September 23, 2021 (the “2021 Share Consolidation”).

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

On December 20, 2021, Raymond Pratt was elected to, and Bruce Rowlands retired from, the Board of Directors of the Company.

2022

On January 20, 2022, the Company announced the appointment of Dr. David MacDonald as Chief Technology Officer.

On January 31, 2022, XORTX announced that in 2022, XORTX is focused on advancing XRx-008 into a clinical trial, and will pursue the submission of an ODD, the initiation of special protocol assessment discussions with the FDA and will continue formulation development for other kidney disease applications.

On March 14, 2022, the Company announced that it had submitted a clinical trial application with Health Canada for the XRX-OXY-101 bridging pharmacokinetics study (the “XRX-OXY-101 PK Clinical Trial”). The XRX-OXY-101 PK Clinical Trial was originally submitted as a three part, single-dose, fed or fasted, then, multi-dose crossover comparative bioavailability and pharmacokinetic study in health volunteers. It was designed to permit the Company to characterize the safety and relative bioavailability of the XRx-008 formulation with knowledge gained during the conduct of the trial providing guidance regarding the oral dose of XRx-008 for our planned registration trial in ADPKD. Additionally, the trial will provide data to support future New Drug Application (“NDA”) submissions to the FDA and a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”).

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

On April 7, 2022, XORTX announced receipt of notification that the patent “Formulations of Xanthine Oxidase Inhibitors” will be granted by the United States Patent Office (“USPTO”). The patent covers compositions for, and methods of using, XORTX’s proprietary formulations of XOI for renal and other diseases where aberrant purine metabolism has been implicated in disease progression.

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

On May 3, 2022, the Company announced that dosing of human subjects had been initiated in the XRX- OXY-101 PK Clinical Study. In addition, successful recruitment for part 1 of the three-part (now four-part) clinical trial was completed with 32 subjects receiving study drug. Following administration of the first dose of drug, blood sampling and bioanalytical evaluation was conducted to characterize the pharmacokinetics and bioavailability of the XRx-008 program’s XORLOTM for future clinical trials development. Additionally, the XRX-OXY-101 PK Clinical Trial will provide fundamental information for the 505(b)2 marketing approval filing of the XRx-008 program.

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

On July 13, 2022, the Company announced positive topline results from Part 1 of the three-part (now four part) XRX-OXY-101 PK Clinical Trial showing a substantial increase in oral bioavailability of two versions of XORTX’s proprietary oxypurinol formulation compared to a control formulation. In addition to the substantial increase in bioavailability in part 1 of the XRX-OXY-101 PK Clinical Trial, XRx-008 was well-tolerated with a favorable pharmacologic profile. No drug related adverse or serious adverse events related to the oral administration of oxypurinol were observed.

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

On August 22, 2022, the Company announced positive topline results from its XRX-OXY-101 PK Clinical Trial – Part 2 showing a substantial increase in oral bioavailability of XORLOTM provided with food compared to the fasted state. In addition to the substantial increase in bioavailability in part 2, XRx-008 was well-tolerated with favorable pharmacologic profile. No drug related adverse or serious adverse events related to oral administration of oxypurinol were observed.

On September 19, 2022, the Company announced the completion of the Type B Pre-phase 3 meeting with the FDA held on September 16, 2022. A Type B meeting is a routine meeting that occurs at pre-defined end-points between the FDA and a sponsor. Type B meetings typically occur right after, or right before submission of clinical data or a new drug filing. In advance of this meeting, XORTX submitted a “Pre-Phase-3 Briefing Package” to the FDA on July 28, 2022 and received responses from, and responded to the FDA prior to the virtual meeting. The FDA provided guidance on the design of the planned Phase 3 clinical trial.

On October 26, 2022, the Company announced receipt of a further no objection letter from Health Canada regarding the Company’s ongoing XRX-OXY-101 PK Clinical Trial. The Company successfully completed parts 1 and 2 of the XRX-OXY-101 PK Clinical Trial, modified part 3 and added an additional part 4. The XRX-OXY-101 PK Clinical Trial was originally designed with three objectives: 1) to evaluate which of XORTX’s novel formulations results in the best circulating oxypurinol concentrations; 2) to evaluate the effect of food on the bioavailability of this formulation; and 3) to evaluate the safety and pharmacokinetics of multiple doses of this selected formulation. After completion of parts 1 and 2, XORTX redesigned part 3 to include an additional characterization of food effect and added a fourth objective - part 4 to characterize the proportion of oxypurinol absorbed with three increasing doses of XRx-008.

On November 3, 2022, the Company announced the presentation of a peer-reviewed abstract that was presented on November 4, 2022 at the American Society of Nephrology Annual Conference – Kidney week. The Abstract presented new discoveries in two species – mouse and rat models of polycystic kidney disease (“PKD”) and reported original work showing the harmful consequences of chronically increased uric acid on both structure and function of kidneys. The Abstract “Raising Serum Uric Acid with a Uricase Inhibitor Worsens PKD in Rat and Mouse models” was presented during the Session Title: Genetic Diseases of the Kidneys, by Dr. Charles Edelstein of the University of Colorado and Dr. Allen Davidoff, Chief Executive Officer of XORTX. This presentation reported for the first time, that the Company’s XRx-008 formulation of XOI substantially and significantly blocked the increase in kidney size associated with high circulating uric acid in a rodent model of PKD.

On November 25, 2022, the Company announced that it received notification from Nasdaq Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company’s Common Shares listed on Nasdaq was below USD $1.00 for 30 consecutive business days. Nasdaq Rule 5550(a)(2) requires the shares to maintain a minimum bid price of USD $1.00 per share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below USD $1.00 for a period of 30 consecutive business days. It was noted that these notifications do not impact the Company’s listing on Nasdaq at this time. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification to regain compliance with the minimum bid price requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before the 180 calendar day period, the bid price of the shares closes at or above USD $1.00 per share for a minimum of 10 consecutive business days, Nasdaq has the discretion to provide written notification that the Company has achieved compliance with the minimum bid price requirement and consider such deficiency matters closed.

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

On December 29, 2022, the Company issued 71,223 Common Shares for the exercise of Pre - Funded Warrants at $0.0009 per share in the amount of $64.

2023

On January 3, 2023, the Company announced the submission of a PCT patent application seeking international patent protection for the patent entitled “Compositions and Methods for Diagnosis, Treatment and Prevention of Kidney Disease”.

On January 19, 2023, the Company issued 328,777 Common Shares for the exercise of pre-funded warrants at $0.0009 per share in the amount of $296.

On January 19, 2023, the Company announced positive topline results from the XRX-OXY-101 – Bridging Pharmacokinetics Clinical Trial characterizing the pharmacokinetics of the Company’s proprietary formulation of oral oxypurinol, XORLOTM. Results showed that XORLOTM was well tolerated across the various dosing regimens. No safety issues were identified in any of the four parts of the study on the 88 subjects who received the drug. Results from the four parts of the study showed (i) a substantial increase in the bioavailability of oxypurinol with the XORLOTM formulation platform; (ii) increased dose proportionality compared to non-formulated oxypurinol; (iii) a multiple dosing regimen that achieved therapeutic target values; and (iv) confirmation of the innovations claimed in the recently granted US and EU patents regarding the Company’s unique proprietary formulations of oxypurinol.

On February 1, 2023, the Company announced it submitted an ODD Request to the FDA for the XRx-008 program for the treatment of ADPKD.

On March 14, 2023, the Company announced submission of a Type D meeting request to the FDA and a response setting the date for a virtual meeting on May 1, 2023.

On April 21, 2023, the Company announced the FDA granted ODD for oxypurinol – “orphan-drug designation request of oxypurinol is granted for treatment of autosomal dominant polycystic kidney disease”.

On May 4, 2023, the Company announced completion of a positive and constructive Type D meeting with the FDA which resulted in the identification of additional clinical endpoints potentially available for accelerated approval and further understanding of the FDA expectations for the accelerated approval of XORLO™ for the treatment of ADPKD.

On May 24, 2023, the Company announced that on May 23, 2023 it received a notice from Nasdaq granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement (“Minimum Bid Requirement”) of $1.00 per share under the Nasdaq Rule 5550(a)(2). The Company was first notified by Nasdaq of its failure to comply with the Minimum Bid Requirement on November 22, 2022, and was given until May 22, 2023 to regain compliance. The Company now has until November 20, 2023 to meet the requirement.

On June 6, 2023, the Company announced presentation of scientific data supporting the recent ODD at the PKD Foundation – “PKD Connect” meeting being held June 22-24, 2023 in Denver, Colorado. The studies to be presented were conducted by Dr. Charles Edelstein of the University of Colorado and represent the seminal research leading to the FDA ODD grant that was announced by the Company on April 21, 2023.

On June 29, 2023, the Company announced the results of its annual and special meeting of shareholders held Wednesday, June 28, 2023. A total of 7,482,990 Common Shares (pre 1:9 consolidation) of the Company were represented at the Meeting, representing approximately 41.6% of the total number of Common Shares of the Company issued and outstanding. All matters presented for approval at the Meeting were duly authorized and approved including election of all six management nominees to the board of directors of the Company, the appointment of Smythe LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration, and re-approval of the stock option plan.

On August 4, 2023, the Company announced the appointment of James Fairbairn as Chief Financial Officer to replace Amar Keshri who left the Company’s employ effective July 31, 2023. James Fairbairn was appointed Interim Chief Financial Officer effective June 29, 2023.

On August 29, 2023, the Company announced that it submitted an ODD application for XORLO™ to the European Medicines Agency.

On September 7, 2023, the Company announced its participation September 8th through 10th, in the Kidney Foundation’s “Kidney March”, in support of the almost 4 million Canadians who have chronic kidney disease.

On September 28, 2023, the Company announced the acceptance of an abstract submitted to the American Society of Nephrology. The abstract entitled “The Effect of Lowering Uric Acid with a Xanthine Oxidase Inhibitor on PKD in Mice” was reviewed by the ASN review panel for scientific merit and novel discoveries.

On October 25, 2023, the Company announced that the special meeting of shareholders that was scheduled for 10:00 a.m. (Calgary time) on October 25, 2023, has been cancelled and will be rescheduled. The Company later announced that further to its earlier press release, the special meeting of shareholders has been rescheduled to 10:00 a.m. (Calgary time) on Friday, October 27, 2023.

On October 27, 2023, the Company announced the results of its special meeting of shareholders. A total of 8,453,229 Common Shares (pre 1:9 consolidation) of the Company were represented at the Meeting, representing approximately 47% of the total number of Common Shares of the Company issued and outstanding. The sole item of business of the meeting, being shareholder approval of the consolidation resolution was duly authorized and approved.

On November 2, 2023, the Company announced the presentation of new research findings at the American Society of Nephrology meeting being held November 3, 2023 in Philadelphia.

On November 8, 2023, the Company announced that the board of directors has approved consolidating its Common Shares on the basis of one post-consolidation Share for every nine pre-consolidation Shares, effective November 9, 2023 (the “2023 Share Consolidation”).

On November 10, 2023, the Company announces that further to its press release of November 8th, the 2023 Share Consolidation was undertaken with the shares expected to begin trading on a post-consolidation basis on the TSXV and the Nasdaq when markets open on or about Tuesday, November 14, 2023.

On November 29, 2023, the Company announced that it received a letter of compliance from the Nasdaq Listing Qualifications Department in connection with Nasdaq Rule 5550(a)(2) that requires the shares to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Requirement”). In order to regain compliance, the Company’s Common Shares were required to trade at or above $1.00 per share for at least 10 consecutive trading days. Following implementation of a 1 for 9 reverse split of the Company’s Common Shares, this requirement was met on November 28, 2023 and the Company received the compliance letter from Nasdaq on such date. As a result, the deficiency in the Minimum Bid Requirement has been cured.

On November 30, 2023, the Company announced that it entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company, at its discretion, may offer and sell, from time to time, through Wainwright, Common Shares without par value having an aggregate offering price of up to USD $3,701,931 (the “ATM Offering”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering will be paid to Wainwright in connection with its services.

Significant Acquisitions During 2023

XORTX did not complete any significant acquisitions during its most recently completed financial year.

Additional Information

Additional information relating to the Company can be found on the SEDAR+ website at www.sedarplus.ca and on the SEC website at www.sec.gov/edgar. The SEC’s website contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a website at www.xortx.com. Information contained in, or accessible through, our website is not a part of this Annual Report, and the inclusion of our website address in this Annual Report is an inactive textual reference.

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

Our team’s expertise in uric acid lowering agents, specifically in the development and use of xanthine oxidase inhibitors, has enabled the development of our therapeutic product candidates to treat the symptoms of, and potentially delay the progression of ADPKD, AKI due to respiratory virus infection, and T2DN. There is no guarantee that the FDA will approve our proposed uric acid lowering agent product candidates for the treatment of kidney disease or the health consequences of diabetes.

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

Patents

XORTX is the exclusive licensee of two U.S. granted patents with claims to the use of all uric acid lowering agents to treat insulin resistance or diabetic nephropathy, and two U.S. patent applications with similar claims for the treatment of metabolic syndrome, diabetes, and fatty liver disease. Counterparts for some of these patent applications have also been submitted in Europe. In both the US and Europe, XORTX owns composition of matter patent applications for unique proprietary formulations of xanthine oxidase inhibitors – U.S. and European patents have been granted. XORTX has also submitted two patent applications to cover the use of uric acid lowering agents for the treatment of the health consequences of respiratory virus infection. Recently, XORTX submitted a provisional patent application covering formulations and methods of treating individuals with renal insufficiency.

XORTX Therapeutics Pipeline:

The interpretation by XORTX based upon FDA discussions is that the 505(b)(2) pathway and right of reference to the former NDA provide XORTX the ability to rely upon previous Phase 1 and Phase 2 clinical studies and/or conduct its own additional Phase 1 and Phase 2 studies for the XRx-008 and XRx-101 programs. However, we may elect to conduct our own Phase 1 and Phase 2 studies as necessary or required to gain marketing approval in the aforementioned programs. XORTX believes that the XRx-008 program will be eligible for accelerated review.

Our Strategy

Our goal is to apply our interdisciplinary expertise and pipeline-in-a-product strategy to further identify, develop and commercialize novel treatments in renal disease and indications related to health consequences associated with diabetes. To achieve this objective, we intend to pursue the following strategies:

1.	Subject to discussions with FDA, submit an NDA to the FDA, requesting review under the Accelerated Approval program, following the successful completion of the Phase 3 clinical registration trial of the XRx-008 product candidate program, which we believe could establish a new standard of care for ADPKD.

2.	Maximize the potential of the XRx-008 product candidate program, if approved, through independent commercialization and through opportunistic collaborations with third parties.
3.	Leverage our pipeline-in-a-product strategy, developing additional proprietary formulations leveraging our experience selecting renal indications and complementing our developments through acquisitions or in-licensing opportunities in nephrology and diabetes when opportunities arise.

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

Product Candidate Pipeline

XRx-008

Overview

The XRx-008 program is designed to decrease the chronic injury associated with kidney disease in patients with ADPKD. Common symptoms of ADPKD include increased kidney volume, SUA, hypertension, endothelial dysfunction, increased protein in the urine and decreased filtering capacity. For many ADPKD patients, uric acid levels are increased above the normal range, and in many instances result in the onset of kidney stones, cardiovascular disease and gout. As ADPKD progresses, patients and treating physicians currently have limited therapeutic options to slow or halt progression toward ESRD.

Current treatment of diseases

One of the current established treatments for gout is allopurinol, which is a xanthine oxidase inhibitor used for decreasing production of SUA. Oxypurinol, an active metabolite of allopurinol was being developed as an alternative to allopurinol for gout patients who were intolerant of allopurinol. In one study conducted by third party Cardiome Pharma Corp., approximately 70% of these individuals were able to tolerate oxypurinol well and nearly all of those individuals gained clinically meaningful benefit for their gout using this xanthine oxidase inhibitor instead of allopurinol. Oxypurinol has not been approved for marketing in the U.S. or elsewhere.

Potential Advantages of XORLOTM formulation from the XRx-008 program for ADPKD

XORLOTM from the XRx-008 program, under our granted formulation patent, is a product candidate intended to be administered once daily to inhibit the xanthine oxidase enzyme and thereby decrease uric acid production consequently decreasing chronic injury associated with progressing kidney disease in patient with ADPKD. Decreasing the production of uric acid is expected to decrease systemic and kidney inflammation, decrease the rate of initiation of cyst genesis and cyst growth, reverse endothelial dysfunction, decrease proteinuria, and decrease the rate of decline of kidney filtering capacity, all to the benefit of patients with ADPKD.

We believe our proprietary formulation of xanthine oxidase inhibitor, XORLOTM from the XRx-008 program, could become a significant treatment option for patients suffering from ADPKD. We believe XORLOTM can increase the bioavailability of oxypurinol substantially and have reported clinical findings with this result. So far, based upon the results of publicly available third-party clinical trials, over 600 patients have been treated clinically with oxypurinol, and results have shown that the rate of adverse events such as rash and liver enzyme elevation is substantially reduced, suggesting that oxypurinol may be superior in terms of tolerability to allopurinol. The XORLOTM product candidate includes the addition of L-Arginine as bioavailability enhancer and a nephron-protective effect has been observed. Therefore, we believe our patented formulation of oxypurinol may provide an additional benefit compared to allopurinol alone. A therapeutic intervention to reduce uric acid could provide a treatment modality that ultimately reduces inflammation and modifies the underlying disease pathology. There have been no adverse events reported that are unique to oxypurinol. Importantly, in this group of over 600 patients exposed to oxypurinol, no serious adverse events related to Stevens-Johnson Syndrome have been reported.

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

Anticipated clinical development of XORLOTM

Oxypurinol, a significant part of the XORLOTM product candidate, is not yet approved for marketing anywhere in the world, though it was previously reviewed by the FDA between 2003 and 2005 as sponsored by a third-party, Cardiome but it did not receive FDA marketing approval. We plan to rely on the prior research conducted and published in peer-reviewed journals and the prior FDA Review and approval of Zyloprim (allopurinol), as well as results of studies conducted by XORTX, to support our application for the FDA approval of XORLOTM. We believe XORLOTM and the XRx-008 development program may utilize the FDA 505(b)(2) developmental pathway to support an application for approval of a reformulation of oxypurinol with increased bioavailability and potentially superior tolerability compared to allopurinol. We also plan to pursue the hybrid application of the EU Centralized Procedure, a procedure for the authorization of medicines, where there is a single application, a single evaluation and a single authorization throughout the European Union pursuant to article 10(3) of Directive 2001/83/EC, for the approval of this product candidate.

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

Patent Family No.	Patent Family Name	XRx-101	XRx-008	XRx-225	Additional Potential Candidates

1	Xanthine Oxidase Inhibitor Formulation Patents - Kidney, Cardiovascular, Neurological	X	X	X	Other indications such as rare kidney diseases, cardiovascular and neurological diseases.

2	Virus, Coronavirus, Sepsis Health Consequences - Viral Induced Acute Organ, Kidney Injury	X			Generally applicable to viral infections, including respiratory and health consequences.

3	Methods of Enhancing Anti-Viral Therapies - Viral and Bacterial Infection	X			Generally applicable to Viral infections, including respiratory and health consequences.

4	Compositions and Methods for Treatment and Prevention of Insulin Resistance			X

5	Uric Acid Lowering Agents for Metabolic Syndrome (Treatment of Diabetic Nephropathy)			X

6	Compositions and Methods for Diagnosis, Treatment, and Prevention of Kidney Disease	X		X

7	Oral and Sublingual Formulation of Xanthine Oxidase Inhibitors and Methods of Treating Disease	X	X	X

Patent Family Member No. 1 is XORTX-owned and includes granted U.S. patent and European patent with the validation state selection in progress. Patent Family Member No. 2 is XORTX-owned includes a pending PCT, application. XORTX-owned Patent Family Member No. 3 includes a pending PCT application. These three families relate to our key product candidates and programs including XRx-101, XRx-008 and XRx-225 and our therapeutic platform technology, described elsewhere in this Annual Report, and also for additional potential product candidates. Patent Family Member No. 4 includes an issued U.S. patent for which XORTX is the licensee. Patent Family Member No. 5 includes an issued U.S. and European patent, each of which XORTX is the licensee. Family Member No. 6 includes a provisional patent application. Family Member No. 7 includes a provisional patent application.

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

Currently many anti-viral drugs and monoclonal antibody therapies have been approved by the FDA for treatment of COVID-19 infections or are authorized for COVID-19 under the FDA EUA. They include: remdesivir, tocilizumab, baricitinib, anakinra, lagevrio, paxlovid, evusheld, acetemra, sotrovimab, propofol-lipuro, REGN-COV2, bamlanivimab in combination with etesevimab, casuvurumab plus imdevimab, COVID-19 convalescent plasma, regiocit, Fresenius kabi propoven and vilobelimab. Additionally, dexamethasone has been approved under the National Institute of Health Guidance.

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

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Company for the year ended December 31, 2023 is included in this Annual Report in Exhibit 15.1.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.ADirectors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in the Company of each of our directors and senior management:

Name, Province / State and Country of Residence	Age	Position with the Company	Date Became a Director / Officer	Principal Occupation Last Five Years
Allen Davidoff Alberta, Canada	64	President and Chief Executive Officer and Director	January 9, 2018

Current President and Chief Executive Officer of the Company since January 9, 2018 and its predecessor company, XORTX Pharma Corp. since July 2012; former Chief Scientific Officer and co-founder, Stem Cell Therapeutics Inc. (November 2004 to December 2011).

Stacy Evans California, United States	50	Chief Business Officer	November 16, 2022

Over 20+ years’ experience in business development in the biopharmaceutical industry with leading biopharmaceutical companies. Current Chief Business Officer of the Company since November 16, 2022 and independent industry consultant since 2015.

James Fairbairn Ontario, Canada	65	Chief Financial Officer	June 29, 2023

Current Chief Financial Officer of the Company since June 29, 2023; former Chief Financial Officer of the Company (November 2018 to July 2021). Mr. Fairbairn has more than 30 years of experience with publicly-traded companies. He is a Chartered Professional Accountant, having obtained his CPA designation in 1987 and is an Institute-certified Director.

William Farley(1) New York, United States	70	Director	May 12, 2021

Over 35 years’ experience in business development, sales and leading efforts in drug discovery, development and partnering. Chief Executive Officer, ChemDiv. Inc. and Chief Business Officer, Expert Systems Inc. since December 2023 and current Director, Globestar Therapeutics Corporation since April 2021; former Vice President, Business Development, Sorrento Therapeutics, Inc. and its subsidiary companies Levena BioPharma Co., Ltd. and Scilex Pharmaceutics, Inc. as well as its Sofusa division (2016 to 2023).

Anthony J. Giovinazzo(1) Ontario, Canada	67	Non-Executive Chair	June 3, 2022

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

Stephen Haworth Pennsylvania, United Sates	74	Chief Medical Officer	July 1, 2021

Current Chief Medical Officer of the Company; Principal Consultant, Haworth Biopharmaceutical Consulting Services Inc. since July 2013; former Executive Medical Director, Cormedix Inc. (2017 to 2018); former Vice President, Vaxlnnate Corporation (2015 to 2015).

Abigail Jenkins Florida, United States	48	Director	April 8, 2024

Over 20 years leadership experience in the biopharmaceutical industry delivering life-enhancing therapies from research to commercialization for patients in need. Current President, CEO and Director, Gamida Cell since September 2022; former Chief Commercial and Business Officer, Lyndra Therapeutics (March 2021 to August 2022); former Senior Vice President and Business Unit Head of Vaccines, Emergent BioSolutions (May 2018 to March 2021); and former Chief Commercial Officer and U.S. Business Head, Aquinox Pharmaceuticals (June 2016 to May 2018).

Raymond Pratt Michigan, United States	74	Director	December 20, 2021	Current Principal, RDP Pharma Consulting since April 2022; former Chief Development Officer and former Chief Medical Officer, Rockwell Medical, Inc. (2012 to March 2022).
Patrick Treanor New Hampshire, United States	55	Director	December 31, 2023

Mr. Treanor is a seasoned pharmaceutical industry executive with over 30 years of commercial pharmaceutical experience. He is the current Chief Operating Officer of Pathalys Pharma, Inc. since 2021; prior President, US for Vifor Pharma (2018 to 2021).

Paul Van Damme(1) Ontario, Canada	74	Director	January 25, 2018

Former Director, OncoQuest Inc., a subsidiary of Quest PharmaTech Inc. (November 2015 to February 2020); former Chief Financial Officer, Mind Medicine (MindMed) Inc. (August 2019 to April 2020); Structural Genomics Consortium (May 2012 to June 2019).

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

Stacy Evans, MD, MBA

Stacy Evans, M.D., MBA, is an executive consultant with nearly 25 years of commercial development and business development experience, including 12 years at Pfizer where he led multiple transactions for Pfizer, including significant deal experience in the rare disease space. For the past seven years, Dr. Evans has consulted at an executive level with small to mid-size private and public biopharmaceutical companies, including acting as Chief Business Officer for many clients. Dr. Evans holds a M.D. from McGill University and an Executive MBA from Columbia University.

James Fairbairn, BA., CPA, ICD.d

James Fairbairn was appointed interim Chief Financial Officer on June 29, 2023 and as Chief Financial Officer on July 31, 2023. He was previously the Company’s Chief Financial Officer from November 2018 through July 2021. Mr. Fairbairn has more than 30 years of experience with publicly-traded companies. He is a Chartered Professional Accountant, having obtained his CPA designation in 1987 and is an Institute-certified Director. Jim Fairbairn holds a B.A. from Western University.

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

Abigail L. Jenkins, BSc, BA

Abigail “Abbey” L. Jenkins, M.S., is the current President and CEO of Gamida Cell, a Nasdaq listed company, and a member of its Board of Directors. Ms. Jenkins brings over 20 years of leadership experience in the biopharmaceutical industry delivering life-enhancing therapies from research to commercialization for patients in need. Prior to joining Gamida Cell, she was the Chief Commercial and Business Officer at Lyndra Therapeutics, where she established and led global commercial, business development, corporate strategy and portfolio management across multiple therapeutic areas. Prior to Lyndra, she also held the positon of Senior Vice President and Business Unit Head of Vaccines at Emergent BioSolutions and Chief Commercial Officer and U.S. Business Head at Aquinox Pharmaceuticals and senior commercial and business development positions at Relypsa, Actavis, Pfizer and Medimmune/AZ. Ms. Jenkins holds a Master of Science in biotechnology and biotech business enterprise from Johns Hopkins University, a Bachelor of Arts in psychology and biology from Indiana University, and a certificate of achievement in General Management as a Kellogg Executive Scholar.

Dr. Raymond Pratt, MD FACP

Dr. Pratt is an accomplished Physician Executive with 40 years’ experience in both clinical medicine and Nephrology. In his 25 years in the pharmaceutical industry, he has led global clinical trials, clinical pharmacology, drug safety and regulatory affairs in both large and small companies. His leadership has led to the approval of drugs for renal, hematology and central nervous system patients in the US and other global markets. Dr. Pratt has been Principal of RDP Pharma Consulting since April 2022 and was the former Chief Development Officer and Chief Medical Officer, Rockwell Medical, Inc. from 2012 through March 2022, the former Vice President, Strategic Drug Development, Quintiles Transnational and former Vice President, R&D and Scientific Leader and various other senior management positions with Shire Pharmaceutical Development.

Patrick Treanor, BSc, MBA

Mr. Treanor is a seasoned pharmaceutical industry executive. He is the current Chief Operating Officer of Pathalys Pharma, Inc., a private company focused on the development of advanced therapeutics to improve the management of late stage chronic kidney disease. He previously served as President, US for Vifor Pharma, an international pharmaceutical company focused on nephrology. Mr. Treanor began his career with large pharmaceutical organizations such as Johnson & Johnson and Abbott Laboratories over 25 years ago but found his niche building early-stage commercial organizations at companies such as Oscient Pharmaceuticals, AMAG Pharmaceuticals, Insulet Corporation and Relypsa Pharmaceuticals. Mr. Treanor currently serves on the board of directors of KalVista Pharmaceuticals, Inc., a clinical stage pharmaceutical company focused on the discovery, development, and commercialization of oral, small molecule protease inhibitors. He holds a BS in Management from Bryant University and an MBA from Rensselaer Polytechnic Institute.

Paul Van Damme, B Comm, CPA, MBA

Paul Van Damme has served as a director of the Company and chairman of the audit committee since 2018. Mr. Van Damme served as director of OncoQuest Inc., a subsidiary of Quest PharmaTech Inc. from 2015 to 2020. Mr. Van Damme served as chief financial officer of Structural Genomics Consortium 2012 to 2019. Mr. Van Damme holds a B.Comm. from the University of Toronto and a MBA from the Rotman School of Management. Mr. Van Damme is a Chartered Professional Accountant, who worked for PricewaterhouseCoopers in its Toronto and London, UK offices.

6.B.Compensation

Introduction

The following section describes the significant elements of our executive and director compensation program. Our named executive officers for the year ended December 31, 2023 include our principal executive officer, our principal accounting officer, our principal medical officer and our principal business officer. See Item 6.C. Board Practices, of this Annual Report for a discussion of any contracts for service that we have with our directors.

Overview

Compensation Philosophy

The goal of our compensation program is to attract, retain and motivate our employees and executives. The compensation committee in conjunction with the Board of Directors is responsible for setting our executive compensation and establishing corporate performance objectives. In considering executive compensation, the compensation committee strives to ensure that our total compensation is competitive within the industry in which we operate and supports our overall strategy and corporate objectives. The combination of base salary, annual incentives and long-term incentives that we provide our executive officers is designed to accomplish this. The compensation committee considers the implications of the risks associated with our compensation policies and practices. For additional details regarding the relevant education and experience of each member of our compensation committee see Item 6.A. above. Our named executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the named executive officer or director.

Components of Compensation Package

Compensation for the executive officers is composed primarily of three components: base compensation, performance bonuses and the granting of options. Performance bonuses may be considered from time to time.

Determining Compensation

Our Board of Directors is responsible for ensuring that the Company has in place an appropriate plan for executive compensation ensuring that total compensation paid to all executive officers is fair and reasonable and is consistent with the Company’s compensation philosophy and in line with industry practice. Our compensation committee assists our Board of Directors in its oversight of executive compensation.

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

Director Compensation

In addition to the granting of options, during the period ended December 31, 2023, the non-executive directors of the Company received compensation of CAD $3,000 per quarter for director services and CAD $300 per committee meeting, with the Chair of each committee receiving CAD $700 per committee meeting. Anthony Giovinazzo, Chair of the Company, receives annual compensation of $125,000.

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers and our non-executive directors for the years ended December 31, 2023, 2022 and 2021 after giving effect to the 2021 and 2023 Share Consolidations. We do not have compensation in the form of share-based awards (other than stock options), non-equity incentive plan compensation or non-qualified deferred compensation. Abigail Jenkins is not included in the table below because she was appointed as a director on April 8, 2024.

	Table of Compensation Excluding Compensation Securities (US$)
		Salary,
		Consulting
		Fee,		Committee	Value of	Value of All
		Retainer or		or Meeting	Stock	Other
		Commission	Bonus	Fees	Option	Compensation	Total
Name and Position	Year	($)	($)	($)	($)	($)	Compensation
Allen Davidoff CEO	2023	337,794	—	—	40,642	—	378,436
	2022	369,494	—	—	61,834	3,512	434,840
	2021	176,878	19,840	—	8,879	—	205,597
James Fairbairn(1) Chief Financial Officer (“CFO”)	2023	76,201	—	n/a	—	—	76,201
	2022	n/a	n/a	n/a	n/a	n/a	n/a
	2021	46,962	—	n/a	3,304	—	50,266
Stacy Evans(2) Chief Business Officer (“CBO”)	2023	280,000	—	n/a	—	—	280,000
	2022	44,946	—	n/a	—	—	44,946
	2021	n/a	n/a	n/a	n/a	n/a	n/a
Dr. Stephen Haworth(3) Chief Medical Officer (“CMO”)	2023	200,229	—	n/a	15,041	—	215,270
	2022	226,313	12,500	n/a	24,712	—	263,525
	2021	84,416	—	n/a	13,846	n/a	98,262
William Farley(4), BSc Director	2023	8,970	—	1,455	—	n/a	10,425
	2022	9,228	—	1,368	28,458	—	39,054
	2021	4,762	—	952	45,026	—	50,740
Anthony Giovinazzo(5), MBA, LLB, BA Director	2023	133,967	—	—	—	—	133,967
	2022	68,616	—	—	142,288	—	210,904
	2021	n/a	n/a	n/a	n/a	n/a	n/a
Dr. Raymond Pratt(6), MD FACP Director	2023	8,970	—	794	—	—	9,764
	2022	9,228	—	456	28,457	—	38,141
	2021	—	—	238	45,967	—	46,205
Patrick Treanor(7), BSc, MBA Director	2023	—	—	—	12,900	—	12,900
	2022	n/a	n/a	n/a	n/a	n/a	n/a
	2021	n/a	n/a	n/a	n/a	n/a	n/a
Paul Van Damme, B Comm, CPA, MBA Director	2023	8,970	—	1,895	—	—	10,865
	2022	9,228	—	4,157	28,457	—	41,842
	2021	4,762	—	2,858	33,205	—	40,825

Notes:

(1)	James Fairbairn was appointed interim CFO on June 29, 2023 and CFO on July 31, 2023. The amounts included for 2023 reflect the period from July 1, 2023 to December 31, 2023.
(2)

Stacy Evans commenced consulting on behalf of the Company on September 1, 2022 and was appointed CBO on November 16, 2022. The amounts included for 2022 reflect the period from September 1, 2022 to December 31, 2022.

(3)	Stephen Haworth was appointed CMO on July 1, 2021. The amounts included for 2021 reflect the period from July 1, 2021 to December 31, 2021.

(4)William Farley was appointed as a director on May 12, 2021.

(5)Anthony Giovinazzo was appointed as a director on June 3, 2022.

(6)Raymond Pratt was elected as a director on December 20, 2021.

(7)Patrick Treanor was appointed as a director on December 31, 2023.

Outstanding Equity Awards at 2023 Fiscal Year End

		Number of			Closing Price of
		Compensation			Security or
		Securities, Number		Issue,	Underlying
	Type of	of underlying	Date of	Conversion	Security on
	Compensation	Securities and	Issue or	or Exercise	Date of Grant	Expiry
Name and Position	Security	Percentage of Class	Grant	Price	($)	Date
Allen Davidoff CEO	Stock option	4,732	Jun23-20	$14.79	$14.79	Jun23-25
	Stock option	2,222	Jan12-22	$22.86	$22.86	Jan12-27
	Stock option	10,535	Jun06-22	$14.40	$14.40	Jun05-27
		12.21%
James Fairbairn CFO	Stock option	2,366	Jun23-20	$14.79	$14.76	Jun23-25
		1.6%
William Farley Director	Stock option	2,366	May12-21	$16.91	$16.91	May21-26
	Stock option	1,522	Dec21-21	$22.86	$22.86	Dec21-26
	Stock option	3,333	Jun06-22	$14.40	$14.40	Jun06-27
		5.0%
Anthony Giovinazzo Director	Stock option	16,666	Jun06-22	$14.40	$14.40	Jun06-27
		11.6%

Dr. Stephen Haworth Director	Stock option	2,366	Jul14-21	$21.66	$21.66	Jul14-26
	Stock option	1,111	Jan12-22	$22.86	$22.86	Jan12-27
	Stock option	2,222	Nov25-22	$12.42	$12.42	Nov25-27
		4.0%
Dr. Raymond Pratt Director	Stock option	3,333	Dec21-21	$22.86	$22.86	Dec21-26
	Stock option	3,333	Jun06-22	$14.40	$14.40	Jun06-27
		4.6%
Patrick Treanor Director	Stock option	8,000	Dec31-23	$2.90	$2.90	Dec31-28
		5.6%
Paul Van Damme Director	Stock option	2,407	Jun23-21	$14.79	$14.79	Jun23-26
	Stock option	3,333	Dec21-21	$22.86	$22.86	Dec21-26
	Stock option	3,333	Jun06-22	$14.40	$14.40	Jun06-27
		7.4%

6.C.Board Practices

All of our directors are elected at the annual general meeting of our shareholders and each holds such office until his or her successor is elected or appointed, unless his or her office is earlier vacated by way of the director’s resignation or death or under any of the relevant provisions of our Articles or the BCBCA. For information about the period during which each of our directors and senior management has served in their respective offices, see “Item 6.A. - Directors and Senior Management.”

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

The Company entered into a consulting agreement on July 3, 2023 with 1282803 Ontario Inc., a company controlled by James Fairbairn, the Company’s Chief Financial Officer that provides for a monthly fee of CAD $17,128.83 (CAD $205,540 per annum) (the “Fairbairn Agreement”). The Fairbairn Agreement provides for a discretionary bonus up to 30% of the annual compensation, contains standard confidentiality clauses and has an indefinite term. The Fairbairn Agreement can be terminated by Mr. Fairbairn or the Company by providing 30 days’ notice. In the case of the Company providing a termination notice, Mr. Fairbairn would receive an amount equal to the monthly fee in effect at the time of the termination. The Fairbairn Agreement does not provide for a change of control payment.

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

The Company entered into a contract with Stacy Evans, dated September 1, 2022 and effective September 1, 2022 for a one-year term expiring September 1, 2023, by and between the Company and Stacy Evans, for consulting services to the Company. On November 16, 2022, the Company appointed Stacy Evans to act in the capacity as chief business officer, pursuant to which he is entitled to compensation for the provision of such services of base fees of US$20,000 per month for the first 90 days and US$25,000 thereafter, such amount to be reduced should the Company engage an external party. Stacy Evans is also entitled to a transaction bonus of 0.75% or 1.25%, calculated on the value of strategic partnerships, for consummation of a transaction, with 0.75% being paid on a transaction that originated as a Company lead and 1.25% being paid on a transaction that originated as a Consultant lead, such 1.25% amount to be reduced to 0.75% should a broker-dealer be entitled to a success fee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services. Effective May 1, 2024, the Company and Stacy Evans entered into an Amended and Restated Consulting Agreement for a one-year term that provides for monthly compensation of $12,500 with all other terms in the September 1, 2022 contract remaining. During the period September 1, 2023 through April 30, 2024, Stacy Evans was paid $15,000 per month.

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

Audit Committee Composition

The Company’s Audit Committee is comprised of three directors: William Farley, Anthony Giovinazzo and Paul Van Damme (Chair).

Relevant Education and Experience

Paul Van Damme (Chair) – Paul Van Damme is a Chartered Professional Accountant with over 45 years business experience. He holds a Bachelor of Commerce degree from the University of Toronto and a MBA from the Rotman School of Management. He is an experienced accountant having worked for Pricewaterhouse Coopers in their Toronto and London, UK offices and he has held the position of CFO with a number of Canadian and US private and public companies including Allelix Biopharmaceuticals Inc., Vasogen Inc. and Structural Genomics Consortium, a UK-based charity. Mr. Van Damme is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act. Mr. Van Damme is also an “audit committee financial expert” as defined by Form 20-F.

William Farley – William Farley has over 35 years of experience in the pharmaceutical industry having held senior leadership positions at Sorrento Therapeutics, Inc. since 2016, Johnson and Johnson, Pfizer, HitGen Ltd., WuXi Apptec, Inc., and ChemDiv. Mr. Farley currently serves on the board of directors of SOMA and as a consultant to various executive management teams, and also advises several boards of directors on the commercialization of assets. He received his Bachelor of Science degree in Chemistry from State University of New York, Oswego and has taken graduate courses at Rutgers and University of California, Irvine. Mr. Farley is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act.

Anthony Giovinazzo – Anthony Giovinazzo is the former Chief Executive Officer and Director of Cynapsus Therapeutics, a Nasdaq listed specialty pharmaceutical company that developed the first successful sublingual apomorphine thin film strip for Parkinson’s disease. He is a Chartered Director and Audit Committee Certified, both from The Directors College, a degree granting affiliate of McMaster University, Hamilton, Ontario. He also completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School, Boston, Massachusetts in 2006, a Masters of Business Administration from IMD, Geneva, Switzerland in 1986, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School, York University, Toronto, Ontario in 1984, and a Bachelor of Arts in Economics and Accounting from McMaster University in 1978.Mr. Giovinazzo is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2023 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

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

The Compensation Committee is composed of independent directors, being William Farley, Patrick Treanor and Paul Van Damme. The Chair of the Compensation Committee is Patrick Treanor. The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Compensation Committee; provided, however, the Compensation Committee shall meet at least on an annual basis.

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

The Corporate Governance & Nominating Committee is composed of independent directors, being William Farley, Anthony Giovinazzo and Raymond Pratt. The Chair of the Corporate Governance & Nominating Committee is Anthony Giovinazzo. The Corporate Governance & Nominating Committee shall meet at least semi-annually at the discretion of the Chair of the Corporate Governance & Nominating Committee or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements.

6.D.Employees

As at December 31, 2023, we had two full-time employees, one part – time employee and 14 consultants. None of our employees or consultants are represented by a labor organization or are party to a collective bargaining arrangement. We consider our relationship with our employee to be good.

6.E.Share Ownership

The following table indicates information as of April 30, 2024, regarding the beneficial ownership of our Common Shares, after giving effect to the sale of Common Shares offered in this offering and to the Share Consolidation, for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;
●	each named executive officer;
●	each of our directors; and
●	all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of April 30, 2024, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of April 30, 2024, we had 16 record holders of our Common Shares, with 10 record holders in Canada, representing 61.78% of our outstanding Common Shares, five record holders in the United States, representing 38.01% of our outstanding Common Shares and one record holder in Japan, representing 2.11% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1.

	Shares Beneficially	Percentage of Shares
Name and Address of Beneficial Owner	Owned	Beneficially Owned
5% and Greater Shareholders:
Armistice Capital, LLC (2)	169,790	5.9%

Directors and Named Executive Officers:
Davidoff, Allen (1)	92,529	3.2%
Evans, Stacy	Nil	*
Fairbairn, James (3)	9,589	*
Farley, William (4)	9,443	*
Giovinazzo, Anthony (5)	29,113	1.0%
Haworth, Stephen (6)	4,643	*
Jenkins, Abigail (7)	8,000	*
Pratt, Raymond (8)	8,888	*
Treanor, Patrick (9)	8,000
Van Damme, Paul (10)	17,911	*
All executive officers and directors as a group (10 persons)	188,116	6.4%
*	Indicates beneficial ownership of less than 1%.

Notes:

(1)	Consists of 67,957 Common Shares, warrants exercisable for 10,473 Common Shares, and options exercisable for 14,099 Common Shares within 60 days of April 30, 2024, held personally by Mr. Davidoff. The options exercisable include 4,732 options expiring June 23, 2025 and exercisable at a purchase price of CAD $14.79, 1,789 options expiring January 12, 2027 and exercisable at a purchase price of CAD $22.86 and 7,023 options expiring June 6, 2027 and exercisable at a purchase price of CAD $14.40 and 555 options expiring March 4, 2029 and exercisable at a purchase price of CAD $4.50.
(2)	Information sourced from Amendment No. 1 to a Schedule 13G filed with the SEC on February 14, 2024, Armistice Capital, LLC (“Armistice Capital”) is the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital. The address of Armistice Capital and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022.
(3)	Consists of 6,946 Common Shares and options exercisable for 2,643 Common Shares within 60 days of April 30, 2024, held personally by Mr. Fairbairn. The options exercisable include 2,366 options expiring June 23, 2025 and exercisable at a purchase price of CAD $14.79 and 277 options expiring March 4, 2029 and exercisable at a purchase price of CAD $4.50.
(4)	Consists of options exercisable for 9,443 Common Shares within 60 days of April 30, 2024, held personally by Mr. Farley. The options include 2,366 options expiring May 12, 2026 and exercisable at a purchase price of CAD $16.91, 1,522 options expiring December 21, 2026 and exercisable at a purchase price of CAD $22.86, 3,333 options expiring June 6, 2027 and exercisable at a purchase price of CAD $14.40, and 2,222 options expiring March 4, 2024 and exercisable at a purchase price of CAD $4.50.
(5)	Consists of 9,625 Common Shares and options exercisable for 19,488 Common Shares within 60 days of April 30, 2024, held personally by Mr. Giovinazzo. The options include 16,666 options expiring June 6, 2027 and exercisable at a purchase price of CAD $14.40 and 2,822 expiring March 4, 2024 and exercisable at a purchase price of CAD $4.50.
(6)	Consists of options exercisable for 4,643 Common Shares within 60 days of April 30, 2024, held personally by Mr. Haworth. The options include 2,300 options expiring July 14, 2026 and exercisable at a purchase price of CAD $21.66, 894 options expiring January 12, 2027 and exercisable at a purchase price of CAD $22.86, 1,172 options expiring November 25, 2027 and exercisable at a purchase price of CAD $12.42 and 277 options expiring March 4, 2029 and exercisable at a purchase price of CAD $4.50.
(7)	Consists of options exercisable for 8,000 Common Shares within 60 days of April 30, 2024, held personally by Ms. Jenkins. The options include 8,000 options expiring April 8, 2029 and exercisable at a purchase price of CAD $5.00.
(8)	Consists of options exercisable for 8,888 Common Shares within 60 days of April 30, 2024, held personally by Mr. Pratt. The options include 3,333 options expiring December 21, 2026 and exercisable at a purchase price of CAD $22.86, 3,333 options expiring June 6, 2027 and exercisable at a purchase price of CAD $14.40 and 2,222 options expiring March 4, 2024 and exercisable at a purchase price of CAD $4.50.
(9)	Consists of options exercisable for 8,000 Common Shares within 60 days of April 30, 2024, held personally by Mr. Treanor. The options include 8,000 options expiring December 31, 2028 and exercisable at a purchase price of CAD $2.90.
(10)	Consists of 7,110 Common Shares and options exercisable for 10,801 Common Shares within 60 days of April 30, 2024, held personally by Mr. Van Damme. The options include 2,839 options expiring June 23, 2025 and exercisable at a purchase price of CAD $14.79, 2,407 options expiring December 21, 2026 and exercisable at a purchase price of CAD $22.86, 3,333 options expiring June 6, 2027 and exercisable at a purchase price of CAD $14.40 and 2,222 options expiring March 4, 2024 and exercisable at a purchase price of CAD $4.50.

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

The Plan authorizes the issuance of Options up to an aggregate of 10% of the issued Common Shares from time to time. There are currently 2,903,565 Common Shares of the Company issued and outstanding, and therefore the current 10% threshold is 290,357 Common Shares available for Options grants under the Plan. Options may be granted under the Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

See Item 6.E. above. Armistice Capital acquired all of its shares in the Company during 2022. The voting rights of Armistice Capital to the securities held by each are the same as those that apply to any other securityholder of similar securities.

7.B.Related Party Transactions

Other than as described below, since January 1, 2023, no director or executive officer of the Company or any person or company who beneficially owns, or controls or directs, directly or indirectly more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, has or has had any material interest direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Company except for Armistice Capital.

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

Since the year beginning January 1, 2023, the Company entered into various transactions with related parties. All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company entered into the following during the year ended December 31, 2023:

●	Wages and benefits were paid or accrued to Allen Davidoff, CEO, Amar Keshri, former CFO, and David MacDonald, former CTO of the Company in the amount of $417,810.
●	Professional fees were paid or accrued to 1282803 Ontario Inc., a company owned by Jim Fairbairn, CFO of the Company in the amount of $76,201.
●	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, CMO of the Company in the amount of $200,229.
●	Consulting fees were paid or accrued to Stacy Evans, CBO of the Company in the amount of $280,000.
●	Directors’ fees were paid or accrued to the directors of the Company in the amount of $182,675. The amount includes a directors fee payment of $133,967 for the year ended December 31, 2023 to Anthony Giovinazzo, Chairman of the Company.

●	As of December 31, 2023, $6,805 was payable to directors of the Company, $14,631 was accrued to the former CFO of the Company for CFO services, $8,000 (was payable and accrued to the CMO of the Company for consulting services, and $15,000 was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

The Company’s management compensation transactions for the fiscal years ending December 31, 2021 – 2023 are summarized as follows:

	Short-term		Share-
	employee	Directors’	based
	benefits	fees	payments	Total
	$	$	$	$
Year ended December 31, 2021
Directors and officers	442,932	51,280	276,436	771,188
Year ended December 31, 2022
Directors and officers	880,387	127,053	404,573	1,412,013
Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694

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

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

The audited consolidated financial statements for the years ended December 31, 2023, 2022, and 2021 can be found under “Item 18. Financial Statements”.

8.B.Significant Changes

We are not aware of any significant change that has occurred since December 31, 2023, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

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

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, each without par value, of which 2,903,565 are issued and outstanding. In addition, we have 151,405 Common Shares issuable pursuant to outstanding stock options, and 2,070,225 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants. We had 16 holders of record and approximately 823 beneficial owners of our Common Shares as of December 31, 2023.

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

1.Employment Agreement, dated effective August 1, 2021, by and between the Company and Allen Davidoff, pursuant to which the Company employed Allen Davidoff as President and Chief Executive Officer for an annual salary of $190,000.00;

2.Master Service and Technology Agreement, dated effective February 25, 2019, by and between the Company and Prevail InfoWorks, Inc. (a clinical research organization) and the Company to support two clinical trials;
3.Side Letter to Master Service and Technology Agreement, dated effective February 24, 2020, by and between the Company and Prevail InfoWorks, Inc. in connection with the payment of services provided to the Company through the issuance of Common Shares of the Company to Prevail Partners LLC;
4.Subscription Agreement, dated effective February 28, 2020, by and between the Company and Prevail Partners LLC, pursuant to which Prevail Partners LLC subscribed for and agreed to purchase 8,571,428 units of the Company for CAD $1,602,132;
5.Standard Exclusive License Agreement with Know How, dated effective as of June 23, 2014, by and between the Company and UFRF pursuant to which the Company acquired the exclusive license to certain intellectual property related to the use of all uric acid lowering agents to treat insulin resistance, as more particularly described in the Company’s audited financial statements for the year ended December 31, 2020;
6.Consulting Agreement, dated effective July 1, 2021, by and between the Company and Haworth Biopharmaceutical Consulting Services Inc., pursuant to which the Company retained Stephen Haworth as Chief Medical Officer for USD$11,700.00 per month, with a 30% bonus eligibility based on the total of the contract at the time of the grant of the bonus, subject to the discretion of the compensation committee, and 250,000 options based on the discretion of the Management and Board Directors;
7.Consulting Amending Agreement, dated January 27, 2022 and effective November 1, 2021 by and between the Company and Mr. Stephen Haworth, to extend the provision of services to the Company by Mr. Haworth through October 31, 2022 and increase Mr. Haworth’s compensation to $18,750 per month a 30% bonus eligibility based on the total of the contract at the time of the grant of the bonus, subject to the discretion of the compensation committee;
8.Patent Rights Purchase Agreement, dated effective as of December 5, 2012, by and between Dr. Richard Johnson, Dr. Takahiko Nakagawa, and Revascor Inc., pursuant to which Revascor Inc. purchased Dr. Richard Johnson and Dr. Takahiko Nakagawa’s ownership interests in certain patent and patent applications covering inventions relating to the treatment of cardiovascular diseases;
9.Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company, pursuant to which the Company retained Continental Stock Transfer & Trust Company to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, exercise and replacement of the warrants issued under that certain Underwriting Agreement, dated October 15, 2021, by and between the Company and A.G.P./Alliance Global Partners;
10.Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company, as Warrant Agent, pursuant to which the Company retained Continental Stock Transfer & Trust Company to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, exercise and replacement of the warrants issued under that certain Underwriting Agreement, dated October 4, 2022, by and between the Company and A.G.P./Alliance Global Partners;
11.Stock Option Plan pursuant to which the Company may grant eligible persons options, exercisable over periods of up to ten years as determined by the Board of Directors;
12.Agreement dated July 20, 2017 between the Company and Cato Research Canada Inc. to manage future regulatory and clinical trial programs;
13.Sponsored Research Agreement between the Regents of the University of Colorado (“UofC”) and the Company dated May 27, 2021 pursuant to which the UofC has agreed to provide certain research services to the Company;
14.Development and Clinical Manufacturing Services Agreement dated effective August 17, 2021 between the Company and Lonza Ltd. for the manufacturing of the active pharmaceutical ingredient for XRx-008 and XRx-101;
15.Proposal, dated as of March 29, 2022, by and between the Company and Curia Spain, S.A.U., setting forth the terms governing the program for manufacturing of a product.
16.Agreement, dated as of November 1, 2021, by and between the Company and Amar Keshri providing for his employment as CFO at a salary of CAD $192,000 per year.

17.Consulting Agreement dated as of September 1, 2022 between the Company and Stacy Evans, M.D., M.B.A., whereby Ms. Evans has agreed to provide certain Consulting Services (as defined in the agreement) to the Company as an independent consultant for a term of 12 months, subject to extension upon the written agreement of the parties in exchange for a fixed monthly fee of $20,000 for the first ninety days of the term and a fixed monthly fee of $25,000 for the remaining term, subject to certain adjustments as outlined in the agreement, plus expenses and certain bonus opportunities.
18.Amended and Restated Consulting Agreement, dated May 1, 2024 by and between the Company and Stacy Evans to extend the provision of services to the Company by Mr. Evans for a term of 12 months at a montly compensation of $12,500;
19.Consulting agreement dated July 3, 2023 with 1282803 Ontario Inc., a company controlled by James Fairbairn, the Company’s Chief Financial Officer that provides for a monthly fee of CAD $17,128.83 (CAD $205,540 per annum).
20.The At-The-Market Offering Agreement between Wainwright and the Company dated November 29, 2023.
21.The Plutus Agreement, dated January 1, 2024, to provide social media marketing and related services in accordance with TSXV policies.

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

We believe we were classified as a PFIC during the taxable year ended December 31, 2023. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2024 or future taxable years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us (or by one of our subsidiaries). Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each non-U.S. subsidiary.

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

10.I.Subsidiary Information

Not applicable.

10.J.Annual Report to Security Holders

Not applicable

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease obligation, and derivative warrant liability. The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values at December 31, 2023, due to their short-term nature. The lease liability is classified as level 2 in the fair value hierarchy as the fair value is determined based on market interest rates.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2023 and 2022 and categorized into levels of the fair value hierarchy:

		December 31, 2023		December 31, 2022
		Carrying	Estimated	Carrying	Estimated
	Level	Value	Fair Value *	Value	Fair Value *
		$	$	$	$
FVTPL
Cash and cash equivalents	1	3,447,665	3,447,665	10,434,196	10,434,196
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	1	283,428	283,428	1,445,213	1,445,213
Lease liability	2	11,510	11,510	77,599	77,599
FVTPL
Derivative warrant liability	3	531,000	531,000	3,854,403	3,854,403

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2023 and 2022.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s financial instruments were as follows:

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2023	December 31, 2022
	$	$
Cash and cash equivalents	3,447,665	10,434,196

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2023 and 2022 is the carrying value of its financial assets.

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

The contractual maturities of these financial liabilities as at December 31, 2023 and 2022 are summarized below:

	Payments due by period as of December 31, 2023
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	283,428	283,428	—	—
Lease liability	11,510	11,510	—	—
	294,938	294,938	—	—

	Payments due by period as of December 31, 2022
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	1,445,213	1,445,213	—	—
Lease liability	77,599	16,064	50,026	11,509
	1,522,812	1,461,277	50,026	11,509

c)	Market Risk
i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents is minimal.

ii)	Foreign Currency Risk

As at December 31, 2023, the Company is exposed to currency risk on the following financial assets and liabilities denominated in CAD Dollars (“CAD”), British Pounds (“GBP”), and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD, GBP and EUR against the U.S. dollar is included in the table below in U.S. dollar equivalents:

	CAD	GBP amount	EUR	Total
	$	$	$	$
Cash	36,627	—	—	36,627
Accounts payable and accrued liabilities	(173,068)	—	—	(173,068)
Net exposure	(136,441)	—	—	(136,441)
Effect of +/- 10% change in currency	(13,664)	—	—	—

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2023.

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

On October 7, 2022, in connection with the October 2022 Offering, the Company entered into an agreement that reduced the exercise price of certain outstanding warrants to purchase up to 101,111 common shares issued in the US IPO Offering (the “Amended IPO Common Share Purchase Warrants”) and held by certain investors in the October 7, 2022 offering from US$4.77 per share to US$1.17 per share, effective October 7, 2022. All other terms of the Amended IPO Common Share Purchase Warrants remained the same.

On October 7, 2022, in connection with the October 2022 Offering, the Company entered into an agreement that reduced the exercise price of certain outstanding warrants to purchase up to 101,111 common shares issued in the US IPO Offering (the “Amended IPO Common Share Purchase Warrants”) and held by certain investors in the October 7, 2022 offering from US$4.77 per share to US$1.17 per share, effective October 7, 2022. All other terms of the Amended IPO Common Share Purchase Warrants remained the same.

14.E.Use of Proceeds

The effective date of the registration statement on Form F-1 (File No. 333-258741) for the Company’s US IPO Offering was October 12, 2021. The offering of 322,888 units, with each unit consisting of one Common Share and one IPO Common Share Purchase Warrant to purchase one common share at a public offering price of $37.17 per unit closed on October 15, 2021 for gross proceeds of approximately US$12,000,000, before deducting underwriting discounts and offering expenses of approximately US$840,125 for total net proceeds to the Company from the offering of US$11,161,655. The IPO Common Share Purchase Warrants were exercisable at $42.93 per share and have a term of five years. Alliance Global Partners (“Alliance Global”) was the sole book-running manager for the offering.

In addition, Alliance Global was granted a 45-day over-allotment option following the closing date to purchase up to an additional 435,900 additional Common Shares and/or 48,433 IPO Compensation Warrants. On October 15, 2021, the underwriters partially exercised their option to purchase IPO Compensation Warrants to purchase up to an additional 48,433 Common Shares. On November 8, 2021, A.G.P. partially exercised its 45-day option to purchase 39,444 Common Shares at $37.17 per share, resulting in additional gross proceeds to the Company of approximately US$1.47 million which increased the US IPO Offering to 362,333 Common Shares and 371,322 IPO Common Share Purchase Warrants. None of the net proceeds of the US IPO Offering were paid directly or indirectly to any director or officer of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

The Company has fully used the net proceeds of the US IPO Offering. The funds (approximately $10.5 million as of December 31, 2022) were used for funding operations and general corporate purposes, which has included the further research and development, clinical trials, and manufacture of active pharmaceutical ingredients and drug product to support clinical trials. There was no material change in the planned use of proceeds from our initial public offering from that described in our prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on October 12, 2021.

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

Management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2023.

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

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee, which consists exclusively of independent directors in accordance with Nasdaq listing requirements, is comprised of William Farley, Anthony Giovinazzo and Paul Van Damme. Paul Van Damme is the Chair of the Audit Committee. The Board of Directors has determined that William Farley, Anthony Giovinazzo and Paul Van Damme each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act. The Board has determined that Paul Van Damme is “financially literate” within the meaning of Nasdaq listing requirements and an “audit committee financial expert” as defined by Form 20-F. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

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

If the Company grants any waiver of the Code of Conduct, whether explicit or implicit, to a director or executive officer, it will disclose the nature of such waiver on its website at www.xortx.com to the extent required by, and in accordance with, the rules and regulations of the SEC.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to the Company by Smythe LLP, for the fiscal years ended December 31, 2023 and 2022:

	Year Ended December 31,
Services	2023	2022
Audit Fees(1)	$80,126	$61,459
Audit-Related Fees(2)	528	530
Tax Fees(3)	3,090	3,846
Other Fees(4)	8,793	7,307
Total	$92,536	$73,142

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for preparation and filing of tax returns.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and other data related to our ongoing research and development initiatives, which we refer to as Information Systems and Data. Our information technology function helps identify, assess and manage our cybersecurity threats and risks. Our information technology function identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, automated vulnerability scanning tools of the network, third-party cybersecurity audits, and use of external intelligence feeds. Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, vulnerability management, disaster recovery and business continuity plan, incident response policy, system monitoring, data encryption and access controls.

PART III

ITEM 17:FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements.

ITEM 18:FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements for the years ended December 31, 2023, 2022 and 2021:

Independent Auditor’s Report of Smythe LLP (PCAOB ID: 995), dated April 1, 2024;

Consolidated Statements of Financial Position as at December 31, 2023 and 2022 and January 1, 2021;

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, 2022 and 2021;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021;

Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021;

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
2.2

Form of Common Share Purchase Warrant (IPO Common Share Purchase Warrant) (incorporated by reference to Exhibit 4.1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021)

2.3

Form of Amended IPO Common Share Purchase Warrant to be issued to certain investors in the 2021 US IPO Offering that participated in the October 2022 Offering (incorporated by reference to Exhibit 4.8 of the Company’s Post-Effective Amendment to its Registration Statement on Form F-1 filed on September 30, 2022)

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

4.25†	Proposal, dated as of March 29, 2022, by and between the Company and Curia Spain, S.A.U. (incorporated by reference to Exhibit 4.25 to the Company’s Form 20-F filed May 3, 2022)
4.26#	Consulting Agreement dated as of September 1, 2022 between the Company and Stacy Evans, M.D., M.B.A., (incorporated by reference to Exhibit 4.26 to the Company’s Form 20-F filed April 28, 2023)
4.27#	Agreement, dated as of November 1, 2021, by and between the Company and Amar Keshri (incorporated by reference to Exhibit 4.27 to the Company’s Form 20-F filed May 3, 2022)
4.28*	Consulting Agreement between the Company and Plutus Bridge Capital Inc. dated January 1, 2024
4.29*	Consulting Agreement between the Company and 1282803 Ontario Inc., dated July 3, 2023
4.30

At-The-Marketing Offering Agreement dated November 29, 2023 between the Company and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished November 30, 2023)

4.31*	Amended and Restated Consulting Agreement between the Company and Stacy Evans, dated May 1, 2024
8.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
11.1	Code of Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Form 20-F filed April 28, 2023)
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management Discussion and Analysis of the Company for the year ended December 31, 2023.
15.2	Audit Committee Charter (incorporated by reference to Exhibit 15.2 to the Company’s Form 20-F filed April 28, 2023)
15.3*	Consent of independent registered public accounting firm (Smythe LLP)
97.1*	Clawback policy
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2023 and 2022 and January 1, 2022; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (v) Notes to Consolidated Financial Statements

104	Cover Page Interactive Data File (formatted as Inline eXtensible Business Reporting Language (iXBRL) and contained in Exhibit 101)
*	Filed herewith.
#	Indicates management contract or compensatory plan.
†

Certain information in this exhibit has been excluded from the version of this document filed as an exhibit because it is both not material and the type of information that the Company treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

XORTX THERAPEUTICS INC.

/s/ James Fairbairn
	By:	James Fairbairn
	Title:	Chief Financial Officer
Date: May 10, 2024

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF XORTX THERAPEUTICS INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Xortx Therapeutics Inc. (the “Company”) and its subsidiaries as of December 31, 2023 and 2022 and January 1, 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and January 1, 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022 and 2021, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its presentation currency from the Canadian dollar to the United States dollar with effect from January 1, 2023 and has applied this change retrospectively for all periods presented.

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

/s/ Smythe LLP

We have served as the Company’s auditor since 2018.

Vancouver, Canada

April 1, 2024

XORTX THERAPEUTICS INC.

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

			December 31,	January 1,
		December 31,	2022	2022
	Note	2023	Restated (Note 2)	Restated (Note 2)
		$	$	$
Assets

Current
Cash	5	3,447,665	10,434,196	14,869,861
Accounts receivable		60,711	81,752	40,654
Prepaid expenses	6	236,966	379,620	1,002,215
Deferred share issuance costs	19	323,441	—	—

Total Current Assets		4,068,783	10,895,568	15,912,730

Non-current
Contract payments	7	1,200,000	1,185,946	1,267,065
Intangible assets	8	175,254	199,834	202,125
Property and equipment	9	23,927	92,678	-

Total Assets		5,467,964	12,374,026	17,381,920

Liabilities

Current
Accounts payable and accrued liabilities	10,13	283,428	1,445,213	552,948
Current portion of lease obligation	11	11,510	66,090	—

Total Current Liabilities		294,938	1,511,303	552,948
Non-current
Derivative warrant liability	12(h)	531,000	3,854,403	3,626,375
Lease obligation	11	—	11,509	—

Total Liabilities		825,938	5,377,215	4,179,323

Shareholders’ Equity

Share capital	12	17,056,535	16,524,354	16,088,677
Reserves	12	5,468,257	6,197,158	4,991,594
Obligation to issue shares	8(c)	24,746	24,746	24,746
Accumulated other comprehensive (loss) income		(52,605)	(52,605)	75,540
Accumulated deficit		(17,854,907)	(15,696,842)	(7,977,960)

Total Shareholders’ Equity		4,642,026	6,996,811	13,202,597

Total Liabilities and Shareholders’ Equity		5,467,964	12,374,026	17,381,920

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

			2022	2021
	Note	2023	Restated (Note 2)	Restated (Note 2)
		$	$	$
Expenses

Research and development	13	2,418,715	6,761,818	677,576
Consulting, wages and benefits	13	1,037,558	885,460	804,047
Directors’ fees	13	179,406	122,572	49,366
Investor relations		919,490	928,424	412,079
Professional fees	13	514,263	454,071	226,374
General and administrative		375,505	448,824	139,983
Public company costs		170,184	120,813	188,642
Travel		170,187	22,538	1,849
Amortization of property and equipment	8	73,062	41,069	-
Amortization of intangible assets	9	66,632	17,077	14,266
Share-based payments	12(f),13	120,984	487,940	396,423

Loss before other items		(6,045,986)	(10,290,606)	(2,910,605)

Fair value adjustment on derivative warrant liability	12(h)	3,641,403	3,396,137	2,636,391
Foreign exchange loss		(7,025)	(1,546)	(12,373)
Interest income (expense)		253,543	103,589	(4,451)
Transaction costs on derivative warrant liability	12	—	(926,456)	(1,288,236)

Net loss for the year		(2,158,065)	(7,718,882)	(1,579,274)

Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss:
Currency translation differences		—	(128,145)	150,464

Total comprehensive loss for the year		(2,158,065)	(7,847,027)	(1,428,810)

Basic and diluted loss per common share		(1.09)	(5.22)	(1.44)

Weighted average number of common shares outstanding
Basic and diluted		1,981,734	1,479,914	1,094,182

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

						Accumulated
	Number of			Obligation		other
	common	Share		to issue	Accumulated	comprehensive
	shares	capital	Reserves	shares	Deficit	(loss) income	Total
		$	$	$	$	$	$

Balance, December 31, 2020 (Restated Note 2)	768,302	6,677,222	758,296	24,746	(6,398,686)	(74,924)	986,654

Shares issued pursuant to private placement	231,743	573,935	—	—	—	—	573,935
Shares issued pursuant to public listing	362,333	7,467,772	—	—	—	—	7,467,772
Reclassification of derivative warrant liability	—	—	3,506,565	—	—	—	3,506,565
Share issuance costs	—	(1,104,238)	405,659	—	—	—	(698,579)
Options exercised	5,678	118,285	(51,783)	—	—	—	66,502
Warrants exercised	72,398	2,296,609	(23,566)	—	—	—	2,273,043
Shares issued for services	2,839	59,092	—	—	—		59,092
Share-based payments	—	—	396,423	—	—	—	396,423
Comprehensive loss (income) for the year	—	—	—	—	(1,579,274)	150,464	(1,428,810)

Balance, December 31, 2021 (Restated Note 2)	1,443,293	16,088,677	4,991,594	24,746	(7,977,960)	75,540	13,202,597

Shares issued pursuant to public offering	155,555	359,868	—	—	—	—	359,868
Pre-funded warrants issued	—	—	925,015	—	—	—	925,015
Share issuance costs	—	(88,959)	(42,687)	—	—	—	(131,646)
Pre-funded warrants exercised	71,223	164,768	(164,704)	—	—	—	64
Share-based payments	—	—	487,940	—	—	—	487,940
Comprehensive loss for the year	—	—	—	—	(7,718,882)	(128,145)	(7,847,027)

Balance, December 31, 2022 (Restated Note 2)	1,670,071	16,524,354	6,197,158	24,746	(15,696,842)	(52,605)	6,996,811

Reclassification of derivative warrant liability	—	—	(318,000)	—	—	—	(318,000)
Pre-funded warrants exercised	328,777	532,181	(531,885)	—	—	—	296
Share-based payments	—	—	120,984	—	—	—	120,984
Comprehensive loss for the year	—	—	—	—	(2,158,065)	—	(2,158,065)

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

The shares outstanding presented have been adjusted to reflect the effect of the 9:1 share consolidation that took place on November 10, 2023. Common shares, options, warrants, and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted.

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. in Dollars)

		2022	2021
		Restated	Restated
	2023	(Note 2)	(Note 2)
	$	$	$
Cash provided by (used in):

Operating activities
Net loss for the year	(2,158,065)	(7,718,882)	(1,579,274)

Items not affecting cash:
Amortization	139,694	58,146	14,266
Fair value adjustment on derivative warrant liability	(3,641,403)	(3,396,137)	(2,636,391)
Fair value of finders’ warrants allocated to derivative liability	—	138,005	—
Share-based payments	120,984	487,940	396,423
Unrealized foreign exchange (gain) loss	(13,634)	(6,391)	28,258
Shares issued for services	—	—	59,092
Changes in non-cash operating assets and liabilities:
Accounts receivable	21,041	(41,098)	(29,383)
Prepaid expenses	142,654	622,595	(794,713)
Accounts payable and accrued liabilities	(1,194,436)	892,265	(259,323)
	(6,583,165)	(8,963,557)	(4,801,045)

Investing activities
Acquisition of intangible assets	(42,052)	(26,005)	(31,807)
Acquisition of equipment	(4,311)	(19,696)	—
	(46,363)	(45,701)	(31,807)

Financing activities
Pre-funded warrants and warrants exercised	296	64	1,932,183
Payment of lease obligation	(66,089)	(20,410)	—
Cash share issuance costs	(295,251)	(269,555)	(698,579)
Proceeds from issuance of equity instruments	—	4,999,640	18,072,228
Options exercised	—	—	66,502
	(361,044)	4,709,739	19,372,334

Effect of foreign exchange loss (gain) on cash	4,041	(136,146)	195,863

(Decrease) increase in cash	(6,986,531)	(4,435,665)	14,735,345

Cash, beginning of year	10,434,196	14,869,861	134,516

Cash, end of year	3,447,665	10,434,196	14,869,861

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Recognition of derivative warrant liabilities	—	—	10,083,230
Fair value of agent’s warrants	—	185,738	—
Derivative warrant liability reclassified to reserves	—	—	3,506,565
Derivative warrant liability reclassified to share capital on exercise of warrants	—	—	338,689
Recognition of right-of-use asset	—	114,588	—

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

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

XORTX is a late stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of kidney disease in patients at risk of end stage kidney failure.

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

These consolidated financial statements were approved for issue by the Board of Directors on April 1, 2024.

Change in functional and presentation currency

Determination of functional currency may involve certain judgments to determine the primary economic environment, and management reconsiders the functional currency of the Company and its subsidiary if there is a change in events and conditions which determine the primary economic environment. The Company had determined that the functional currency of the Company’s Canadian operations has changed from Canadian dollars (“CAD”) to United States dollars (“USD”) as the primary economic environment for the Company changed due to changing sources of recent and expected future sources of financing. The change in functional currency from CAD to USD is accounted for prospectively from January 1, 2023.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

2.	Basis of preparation (continued)

Change in functional and presentation currency (continued)

Concurrent with the change in functional currency, the Company has also changed its presentation currency from CAD to USD. This change in presentation currency is to better reflect the Company’s business activities, following its increased presence in the United States and to be consistent with peer companies in the industry.  Under International Accounting Standards (“IAS”) 8 Accounting Policies, Changes in Accounting Estimates and Errors, the change in presentation currency represents a voluntary change in accounting policy and is applied retrospectively. The comparative consolidated statements of comprehensive loss and cash flows for each period presented have been translated into the presentation currency using the average exchange rate prevailing during each period. All assets, liabilities have been translated using the exchange rate prevailing on the consolidated statements of financial position dates and equity transactions have been translated at the exchange rate prevailing at the date of the transaction.

Prior period comparable information has been restated to reflect the change in presentation currency. All revenues and expenses were translated into USD at the average exchange rate, with no adjustments to the measurement of or accounting for previously reported results. The exchange rates used to reflect the change in presentation currency were as follows:

CAD – USD exchange rate	2022	2021
Closing rate	0.7383	0.7888
Average rate	0.7692	0.7980

Foreign currency transactions are translated into the functional currency using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at fair value through profit and loss. Gains and losses arising from foreign exchange are included in profit and loss. The following is a summary of amounts restated into USD:

Consolidated Statements of Financial Position

	December 31, 2022		January 1, 2022
	As reported, CAD	Restated, USD	As reported, CAD	Restated, USD
Total current assets	$14,750,412	$10,895,568	$20,173,339	$15,912,730
Total assets	$16,752,929	$12,374,026	$22,035,902	$17,381,920
Total current liabilities	$2,050,262	$1,511,303	$700,999	$552,948
Total liabilities	$7,286,499	$5,377,215	$5,298,331	$4,179,323
Total shareholders’ equity	$9,466,430	$6,996,811	$16,737,571	$13,202,597

Consolidated Statements of Comprehensive Loss

	Year ended December 31, 2022		Year ended December 31, 2021
	As reported, CAD	Restated, USD	As reported, CAD	Restated, USD
Loss before other items	$(13,385,051)	$(10,290,606)	$(3,649,523)	$(2,910,605)
Net loss	$(9,485,309)	$(7,718,882)	$(1,652,282)	$(1,579,274)
Net loss and comprehensive Loss	$(9,485,309)	$(7,847,027)	$(1,652,282)	$(1,428,810)
Basic and diluted loss per common share	$(6.41)	$(5.22)	$(1.51)	$(1.44)

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

2.	Basis of preparation (continued)

Change in functional and presentation currency (continued)

Consolidated Statements of Cash Flows

	Year ended December 31, 2022		Year ended December 31, 2021
	As reported, CAD	Restated, USD	As reported, CAD	Restated, USD
Cash used in operating activities	$(11,973,226)	$(8,963,557)	$(6,062,510)	$(4,801,045)
Cash used in investing activities	$(60,016)	$(45,701)	$(39,809)	$(31,807)
Cash provided by financing activities	$6,435,884	$4,709,739	$24,456,551	$19,372,334
Effect of foreign exchange on cash	$871,636	$(136,147)	$325,741	$195,863
Net (decrease) increase in cash	$(4,725,722)	$(4,435,665)	$18,679,973	$14,735,345
Cash beginning of year	$18,851,244	$14,869,861	$171,271	$134,516
Cash end of year	$14,125,522	$10,434,196	$18,851,244	$14,869,861

3.    Material Accounting policies

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

The following are the Company’s financial instruments as at December 31, 2023 and 2022 and January 1, 2022:

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.    Material Accounting policies (continued)

b)    Measurement (continued)

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost using the effective interest rate, less any impairment.

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

Cash

Cash includes cash on hand, held at banks, or held with investment brokers as well as short-term investments with an original maturity of 90 days or less, which are readily convertible into known amounts of cash.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.    Material Accounting policies (continued)

d)    Derecognition (continued)

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

Research and development costs

Research costs including clinical trial costs are expensed as incurred, net of recoveries, until a drug product receives regulatory approval. Development costs that meet specific criteria related to technical, market, and financial feasibility will be capitalized. To date, all research and development costs have been expensed.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.    Material Accounting policies (continued)

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

Derivative warrant liabilities

Derivative warrant liabilities issued in relation to equity offerings that fail to meet the definition of equity are classified as derivative liabilities and measured at fair value with changes in fair value recognized in profit or loss at each period end. In instances where units consisting of a common share and a warrant classified as a derivative liability are issued, the Company recognizes the unit as a compound financial instrument. In accordance with IAS 32 Financial Instruments: Presentation, when a compound instrument has been determined to contain a financial liability and an equity component, the fair value of the instrument is bifurcated by first determining the fair value of the liability, and then allocating any residual value to the equity instrument.

The derivative warrants will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their intrinsic value (the intrinsic value being the share price at the date the warrant is exercised less the exercise price of the warrant), and this value is transferred to Share Capital on exercise. Any remaining fair value is recorded through profit or loss as part of the change in estimated fair value of the derivative warrant liabilities.

The Company uses the Black-Scholes option pricing model to estimate fair value at each period end date. The key assumptions used in the model are described in Note 12 (g).

Share-based payments

The Company has a stock option plan that is described in Note 12 and grants share options to acquire common shares of the Company to directors, officers, employees, and consultants. Share-based payments to employees are measured at the fair value of the instruments granted. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model. The offset to the recorded expense is to reserves.

Consideration received on the exercise of stock options is recorded as share capital and the recorded amount in reserves is transferred to share capital.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

3.    Material Accounting policies (continued)

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

From time to time in connection with private placements and other equity offerings, the Company issues compensatory warrants (“Finders’ Warrants”) or warrant units (“Finders’ Warrant Units”) to agents as commission for services. Awards of Finders’ Warrants and Finders’ Warrant Units are accounted for in accordance with the fair value method of accounting and result in share issue costs and a credit to reserves when Finders’ Warrants and Finders’ Warrant Units are issued. The fair value of Finders’ Warrants is measured using the Black-Scholes option pricing model and the fair value of the Finders’ Warrant Units is measured using the Geske compound option pricing model that requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility in the price of the underlying stock, and expected life of the instruments.

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

Foreign currency translation

The presentation and functional currency of the Company and its subsidiary is the U.S. dollar. Foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as of the financial position date. Gains and losses are recognized in profit or loss on a current basis.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

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

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

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

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrants liabilities are accounted for as derivative liabilities as the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified contract payments as a non-current asset.

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

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

4.Critical accounting judgments and estimates (continued)

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at December 31, 2023.

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

5.Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 5.15% (2022 – 3.90%).

	December 31,	December 31,	January 1,
	2023	2022	2022
	$	$	$

Cash	94,999	3,823,217	14,869,861
Interest-bearing deposits	3,352,666	6,610,979	—
	3,447,665	10,434,196	14,869,861

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

6.Prepaid expenses

The Company’s prepaid expenses relate to the following:

	December 31,	December 31,	January 1,
	2023	2022	2022
	$	$	$

Research and development	—	—	563,768
Insurance	204,302	238,365	348,167
Investor relations conferences and services	25,309	66,305	49,715
Consulting	—	12,305	39,440
Administrative services and other	7,355	62,645	1,125
	236,966	379,620	1,002,215

7.Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

8.Intangible assets

Cost	Total
$
Balance, December 31, 2021	287,905
Additions	26,005
Foreign currency translation adjustment	(19,159)
Balance, December 31, 2022	294,751
Additions	42,052
Balance, December 31, 2023	336,803

Accumulated amortization	Total
$
Balance, December 31, 2021	85,780
Amortization	17,077
Foreign currency translation adjustment	(7,940)
Balance, December 31, 2022	94,917
Amortization	66,632
Balance, December 31, 2023	161,549

Carrying values	Total
$
At January 1, 2022	202,125
At December 31, 2022	199,834
At December 31, 2023	175,254

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

8.Intangible assets (continued)

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of December 31, 2023, no royalties have been paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product.
c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:
i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company (160,783 have been issued to UFRF as at December 31, 2023 and 2022. Remaining shares to be issued are included in obligation to issue shares ($24,746));
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at December 31, 2023, no royalties have been paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. No royalties have been paid to date.

UFRF may terminate the agreement if the Company fails to meet the above specified milestones.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

9.Property and equipment

	Right-of-use
Cost	asset	Equipment	Total
	$	$	$
Balance, December 31, 2021	—	—	—
Additions	114,588	19,696	134,284
Foreign currency translation adjustment	—	(663)	(663)
Balance, December 31, 2022	114,588	19,033	133,621
Additions	—	4,311	4,311
Balance, December 31, 2023	114,588	23,344	137,932

	Right-of-use
Accumulated amortization	asset	Equipment	Total
	$	$	$
Balance, December 31, 2021	—	—	—
Amortization	38,195	2,874	41,069
Foreign currency translation adjustment	—	(126)	(126)
Balance, December 31, 2022	38,195	2,748	40,943
Amortization	65,480	7,582	73,062
Balance, December 31, 2023	103,675	10,330	114,005

	Right-of-use
Carrying values	asset	Equipment	Total
	$	$	$
At December 31, 2022	76,393	16,285	92,678
At December 31, 2023	10,913	13,014	23,927

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11).

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

10.Accounts payable and accrued liabilities

	December 31,	December 31,	January 1,
	2023	2022	2022
	$	$	$
Trade payables	195,814	1,293,807	323,961
Accrued liabilities	87,614	151,406	228,987
Total	283,428	1,445,213	552,948

11.Lease obligation

The Company has entered into an office lease expiring in 2024, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at December 31, 2023 is as follows:

$
Balance, December 31, 2021	—
Additions	114,588
Lease payments	(36,989)
Balance, December 31, 2022	77,599
Lease payments	(66,089)
Balance, December 31, 2023	11,510

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	December 31,	December 31,
	2023	2022
	$	$
2023	—	69,769
2024	11,628	11,628
Total minimum lease payments	11,628	81,397
Less: imputed interest	(118)	(3,798)
Total present value of minimum lease payments	11,510	77,599
Less: current portion	(11,510)	(66,090)
Non-current portion	—	11,509

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.Share capital and reserves

a)Authorized and issued

Unlimited common shares – 1,998,848 issued at December 31, 2023 (2022 – 1,670,071, 2021 – 1,443,293).

On November 10, 2023, the shares of the Company were consolidated on a 9:1 basis.  Common shares, options, warrants and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted.

b)Issuances

Year ended December 31, 2023:

On January 19, 2023, the Company issued 328,777 common shares for the exercise of pre-funded warrants at $0.0009 per share in the amount of $296. An amount of $531,885 was transferred from reserves to share capital as a result.

Year ended December 31, 2022:

On October 7, 2022, the Company closed a public offering of: (i) 155,555 common share units (“Common Share Units”) at a price of $9.00 per Common Share Unit, with each Common Share Unit consisting of one common share and one warrant (“Warrant”) to purchase one common share; and (ii) 400,000 pre-funded warrant units (“Pre-Funded Units”) at a price of $8.9991 per Pre-Funded Unit, with each Pre-Funded Unit consisting of one pre-funded warrant (“Pre-Funded Warrant”) to purchase one common share and one Warrant to purchase one common share. Aggregate gross proceeds amounted to $4,999,640. The Pre-Funded Warrants have an exercise price of $0.0009 per share, and will terminate once exercised in full. The Warrants are exercisable at an exercise price of $10.98 per share expiring five years from the date of issuance.

The proceeds were allocated $3,714,757 to the derivative warrant liability (Note 12(g)) and the residual amounts of $359,868 and $925,015 were allocated to common shares and pre-funded warrants respectively.

In connection with the public offering, the Company incurred issuance costs of $1,067,153 and issued 27,777 underwriters warrants with a fair value of $185,738. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $317,301 recorded as a reduction of equity and $917,357 recorded as transaction costs on derivative warrant liability and pre-funded warrants.

On December 29, 2022, the Company issued 71,223 common shares for the exercise of Pre-Funded Warrants at $0.0009 per share in the amount of $64. An amount of $164,704 was transferred from reserves to share capital as a result.

Year ended December 31, 2021:

On February 9, 2021, the Company closed a private placement with the issuance of 231,743 units at a subscription price of CAD $26.415 per unit for gross proceeds of $4,785,935. Each unit comprised one common share and one common share purchase warrant. Each warrant entitles the holder, on exercise, to purchase one additional common share in the capital of the Company, at a price of CAD $42.30 for a period of five years from the issuance of the units, provided; however, that, if, at any time following the expiry of the statutory four month hold period, the closing price of the common shares is greater than CAD $126.81 for 10 or more consecutive trading days, the warrants will be accelerated upon notice and the warrants will expire on the 30th calendar day following the date of such notice. In addition, the Warrants were subject to typical anti-dilution provisions and a ratchet provision that provided for an adjustment in the exercise price should the Company issue or sell common shares or securities convertible into common shares at a price (or conversion price, as applicable) less than the exercise price such that the exercise price would be amended to match such lower price.

The proceeds were allocated $4,212,000 to the derivative warrant liability (Note 12(g)) and the residual $573,935 was allocated to common shares.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

b)Issuances (continued)

Year ended December 31, 2021 (continued):

In connection with the private placement, the Company paid $135,158 in cash commissions, incurred additional issuance costs of $6,229 and issued 6,476 finders’ warrants with a fair value of $150,000 (Note 12(e)). Each finders’ warrant is exercisable into one common share at a price of CAD $42.30 and having the same expiry, acceleration and anti-dilution provisions as the warrants included in the private placement. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $32,394 recorded as a reduction of equity and $227,132 recorded as transaction costs on derivative warrant liability.

On October 15, 2021, the Company listed its common shares on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX” and closed an underwritten public offering of 322,888 units (the “US IPO Offering”), with each unit consisting of one common share, no par value, and one warrant to purchase one common share at a public offering price of $37.17 per Unit, for gross proceeds of $12,001,780. The proceeds were allocated $5,998,000 to the derivative warrant liability (Note 12(g)) and the residual $7,467,772 was allocated to common shares.

The warrants have an initial exercise price of $42.93 per share and have a term of five years. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 48,433 common shares and/or warrants to purchase up to an additional 48,433 common shares at the US IPO Offering price less the underwriting discounts. On October 15, 2021, the underwriter exercised its option to purchase additional warrants to purchase up to an additional 48,433 common shares.

On November 8, 2021, the underwriter partially exercised its 45-day option for 39,444 common shares at $37.17 per share, resulting in additional gross proceeds to the Company of $1,466,150 which increased the US IPO Offering to 362,333 common shares and 371,322 warrants.

In connection with the US IPO Offering, the Company incurred issuance costs of $1,814,673 and issued 16,144 finders’ warrants with a fair value of $292,842. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $1,104,238 recorded as a reduction of equity and $1,003,277 recorded as transaction costs on derivative warrant liability.

The Company issued 5,678 common shares for the exercise of options in the amount of $66,502. A value of $51,783 was transferred from reserves to share capital as a result.

The Company issued 72,398 common shares for the exercise of warrants in the amount of $2,273,043. A value of $23,566 was transferred from reserves to share capital and a value of $440,669 was transferred from the derivative warrant liability to share capital as a result.

Pursuant to the terms of a consulting agreement, the Company issued 2,839 common shares with a fair value of $59,092 in exchange for services.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

c)Diluted Weighted Average Number of Shares Outstanding

	Year ended
	December 31,	December 31,
	2023	2022
Basic weighted average shares outstanding	1,981,734	1,479,914
Effect of outstanding securities	—	—
Diluted weighted average shares outstanding	1,981,734	1,479,914

During the years ended December 31, 2023, 2022 and 2021, the Company had a net loss; as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

d)Common Share Purchase Warrants

A summary of the changes in warrants for the years ended December 31, 2023 and 2022 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2021	569,655	$33.10
Granted – October 7, 2022	555,555	10.98
Balance, December 31, 2023 and 2022	1,125,210	$22.31

At December 31, 2023, the weighted average contractual remaining life of the unexercised warrants was 3.15 (2022 - 4.15) years.

The following table summarizes information on warrants outstanding at December 31, 2023:

			Remaining
	Number		Contractual
Exercise Price	Outstanding	Expiry date	Life
CAD$42.26	198,333	February 9, 2026	2.11 years
$42.93	270,211	October 15, 2026	2.79 years
$10.53	101,111	October 15, 2026	2.79 years
$10.98	555,555	October 7, 2027	3.77 years
Total	1,125,210		3.15 years

e)Pre-Funded Warrants

A summary of the changes in Pre-Funded Warrants for the years ended December 31, 2023 and 2022 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2021	-	—
Granted – October 7, 2022	400,000	$0.0009
Exercised	(71,223)	$0.0009
Balance, December 31, 2022	328,777	$0.0009
Exercised	(328,777)	$0.0009
Balance, December 31, 2023	-	—

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

f)Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters warrants for the years ended December 31, 2023 and 2022 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2021	22,521	$39.61
Granted – October 7, 2022	27,777	10.98
Balance, December 31, 2023 and 2022	50,298	$23.89

At December 31, 2023, the weighted average contractual remaining life of the unexercised finders’ and underwriters warrant was 3.25  (2022 – 4.25) years.

The following table summarizes information on finders’ and underwriters warrants outstanding at December 31, 2023:

			Remaining
	Number		Contractual
Exercise Price	Outstanding	Expiry date	Life
CAD$42.30	6,377	February 9, 2026	2.11 years
$42.93	16,144	October 15, 2026	2.79 years
$10.98	27,777	October 7, 2027	3.77 years
Total	50,298		3.25 years

The fair value of the underwriters warrants issued on October 7, 2022 was estimated at $185,738 on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected life of 5.0 years; expected volatility of 100%; risk free rate of 3.66%; and expected dividend yield of 0%.

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

g)Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

	2023	2022
Dividend yield	Nil	Nil
Annualized volatility	100%	100%
Risk-free interest rate	3.25%	1.44%-3.32%
Expected life	5 years	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

Share-based payment expense recognized was $120,984 during the year ended December 31, 2023 (2022 - $487,940; 2021 - $396,423). Compensation during 2023 related to vesting of options issued in prior years.

A summary of the changes in stock options for the years ended December 31, 2023 and 2022 is presented below:

		Weighted
	Number of	Average
	Options	Exercise price (CAD)
Balance, December 31, 2021	67,332	$27.89
Granted – January 12, 2022	14,162	22.86
Granted – June 6, 2022	43,866	14.40
Granted – November 25, 2022	7,776	12.42
Expired	(4,896)	28.67
Balance, December 31, 2022	128,240	$21.75
Granted – December 31, 2023	8,000	2.90
Expired	(32,318)	33.65
Balance, December 31, 2023	103,922	$16.60
Vested and exercisable, December 31, 2023	89,872	$16.54

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

g)Stock Options (continued)

The weighted average contractual remaining life of the unexercised options was 3.04 (2022 - 3.43) years.

The following table summarizes information on stock options outstanding at December 31, 2023:

	Number	Number		Remaining
Exercise Price (CAD)	Outstanding	Exercisable	Expiry Date	Contractual Life
$14.76	14,669	14,669	June 23, 2025	1.48 years
$25.38	1,419	1,419	August 27, 2025	1.66 years
$29.61	6,624	6,624	January 11, 2026	2.03 years
$16.92	2,366	2,366	May 12, 2026	2.36 years
$21.69	4,732	3,811	July 14, 2026	2.54 years
$22.86	8,085	8,085	December 21, 2026	2.98 years
$22.86	11,940	7,628	January 12, 2027	3.04 years
$14.40	40,533	35,265	June 6, 2027	3.43 years
$12.42	5,554	2,005	November 25, 2027	3.90 years
$2.90	8,000	8,000	December 31, 2028	5.00 years
	103,922	89,872

h)Derivative Warrant Liability

During the years ended December 31, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

The fair value of the warrants issued during the year ended December 31,2022 was estimated at $3,714,757 on the date of grant using the Black-Scholes option pricing model with the following assumptions: share price on date of grant of $9.09; exercise price of the warrant of $10.98; expected life of 5.0 years; expected volatility of 100%; risk free rate of 3.66%; and expected dividend yield of 0%.

Effective January 1, 2023, with the change in functional currency of the Company to USD, the exercise price of warrants previously denominated in Canadian Dollars is now denominated in a currency different than the functional currency of the Company and therefore these warrants now meet the definition of a derivative warrant liability. Accordingly, all Canadian Dollar denominated warrants recorded as equity instruments on January 1, 2023, were reclassified to derivative financial liabilities at their estimated fair value as of that date.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

h)Derivative Warrant Liability (continued)

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2020	$—
Warrants issued February 9, 2021	4,212,000
Warrants exercised	(335,950)
Fair value reclassified to reserves	(3,506,565)
Warrants issued October 15, 2021	5,998,000
Fair value adjustment	(2,636,391)
Foreign currency translation adjustment	(104,719)
Balance at December 31, 2021	$3,626,375
Warrants issued October 7, 2022	3,714,757
Fair value adjustment	(3,396,137)
Foreign currency translation adjustment	(90,592)
Balance at December 31, 2022	$3,854,403
Reclassified from reserves	318,000
Fair value adjustment	(3,641,403)
Balance at December 31, 2023	$531,000

Significant weighted average assumptions used in determining the fair value of the derivative warrant liabilities at December 31, 2023 and December 31, 2022 are as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021
Share price	$2.31	$7.29	$18.45
Risk-free interest rate	3.25%-3.91%	3.55%	1.23%
Dividend yield	0%	0%	0%
Expected volatility	100%	100%	100%
Remaining term (in years)	2.1-3.8	3.8-4.8	4.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

i)Share Consolidation

The shares outstanding presented have been adjusted to reflect the effect of the 9:1 share consolidation that took place on November 10, 2023. Common shares, options, and warrants and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted. As required by IAS 33, Earnings per Share, all information with respect to the number of common shares and issuance prices for time periods prior to the share consolidation have been restated to reflect the consolidation.

13.Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2023, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), Amar Keshri, former Chief Financial Officer (“CFO”), and David MacDonald, former Chief Technology Officer (“CTO”) in the amount of $417,810 (2022 - $593,116; 2021 - $264,178).

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

13.Related party transactions (continued)

b)	Fees were paid or accrued to 1282803 Ontario Inc., a company owned by James Fairbairn, the Chief Financial Officer (“CFO“)of the Company in the amount $76,201 (2022 - $nil; 2021 - $46,962)
c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $200,229 (2022 - $238,813; 2021 - $84,416).
d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $280,000 (2022 - $44,946; 2021 - $nil).
e)	Consulting fees were paid to Bruce Rowlands and Allan Williams, former directors of the Company in the amount of $nil (2022 - $nil; 2021 - $44,179).
f)	Consulting fees were paid to a private entity controlled by the spouse of the Company’s CEO in the amount of $nil (2022 - $3,512; 2021 - $nil).
g)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $182,675 (2022 - $127,053; 2021 - $33,492). The amount includes director fees payment of $133,967 for the year ended December 31, 2023 (2022 - $68,617; 2021 - $nil) to Anthony Giovinazzo, Chairman of the Company.
h)	As at December 31, 2023, $6,805 (2022 - $14,914) was payable to directors of the Company, $nil (2022 - $28,846) was accrued to the CEO of the Company for CEO services, $nil (2022 - $10,904) was accrued to the former CFO of the Company for CFO services, $14,631 (2022 - $nil) was accrued to the CFO of the Company for CFO services, $8,000 (2022 - $50,000) was payable and accrued to the CMO of the Company for consulting services, and $15,000 (2022 - $25,000) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.
i)	Management and directors’ compensation transactions for the years ended December 31, 2023, 2022 and 2021 are summarized as follows:

	Management		Share-based
	Compensation	Directors’ fees	payments	Total
	$	$	$	$
Year ended December 31, 2021
Directors and officers	442,932	51,820	276,436	771,188

Year ended December 31, 2022
Directors and officers	880,387	127,053	404,573	1,412,013

Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

14.Income taxes

The income taxes shown in the consolidated statements of comprehensive loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2023	2022	2021
	$	$	$
Net loss for the year	(2,158,000)	(7,718,000)	(1,579,000)
Statutory tax rate	27%	27%	27%
Expected income tax recovery	(583,000)	(2,084,000)	(426,000)
Decrease to income tax recovery due to:
Non-deductible permanent differences	45,000	131,000	108,000
Temporary differences	(25,000)	276,000	447,000
(Over) under provided in prior years	(559,000)	(552,000)	—
Change in tax assets not recognized	1,122,000	2,229,000	(129,000)
Income tax recovery	—	—	—

The significant components of the Company’s deferred tax assets are as follows:

	December 31,	December 31,
	2023	2022
	$	$
Share issuance costs	229,000	485,000
Cumulative eligible capital	117,000	90,000
Operating losses carried forward	4,819,000	4,343,000
Total deferred tax assets	5,165,000	4,918,000
Deferred tax assets not recognized	(5,165,000)	(4,918,000)
	—	—

The realization of income tax benefits related to these deferred potential tax deductions is not probable.

Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of approximately CAD $21,561,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2032	44,000
2033	748,000
2034	325,000
2035	286,000
2036	365,000
2037	618,000
2038	1,089,000
2039	554,000
2040	1,116,000
2041	3,648,000
2042	9,634,000
2043	3,134,000
Total	21,561,000

15.Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, lease obligation, and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities approximate their carrying values at December 31, 2023, due to their short-term nature. The lease liability is classified as level 2 in the fair value hierarchy as the fair value is determined based on market interest rates.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

15.Financial instruments and risk management (continued)

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2023 and 2022, and categorized into levels of the fair value hierarchy:

		December 31, 2023		December 31, 2022
		Carrying	Estimated	Carrying	Estimated
	Level	Value	Fair Value	Value	Fair Value
FVTPL		$	$	$	$
Cash	1	3,447,665	3,447,665	10,434,196	10,434,196
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	1	283,428	283,428	1,445,213	1,445,213
Lease liability	2	11,510	11,510	77,599	77,599
FVTPL
Derivative warrant liability	3	531,000	531,000	3,854,403	3,854,403

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2023 and 2022.

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

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31,	December 31,
	2023	2022
	$	$

Cash	3,447,665	10,434,196

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2023 and 2022 is the carrying value of its financial assets.

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

The contractual maturities of these financial liabilities as at December 31, 2023 and 2022 are summarized below:

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

15.Financial instruments and risk management (continued)

b)Liquidity risk (continued)

	Payments due by period as of December 31, 2023
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	283,428	283,428	—	—
Lease liability	11,510	11,510	—	—

	294,938	294,938	—	—

	Payments due by period as of December 31, 2022
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	1,445,213	1,445,213	—	—
Lease liability	77,599	16,064	50,026	11,509
	1,522,812	1,461,277	50,026	11,509

c)Market risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

ii)	Foreign Currency Risk

As at December 31, 2023, the Company is exposed to currency risk on the following financial assets and liabilities denominated in CAD Dollars (“CAD”), British Pounds (“GBP”), and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD, GBP and EUR against the U.S.dollar is included in the table below in U.S. dollar equivalents:

	CAD	GBP amount	EUR	Total
	$	$	$	$
Cash	36,627	—	—	36,627
Accounts payable and accrued liabilities	(173,068)	—	—	(173,068)
Net exposure	(136,441)	—	—	(136,441)

Effect of +/- 10% change in currency	(13,644)	—	—	—

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2023.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

16.Capital management

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

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the year ended December 31, 2023. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

17.Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at December 31, 2023 and December 31, 2022 are as follows:

a)	Employment Agreements

	December 31,	December 31,
	2023	2022
	$	$
Management services – officers	321,000	441,754[1]

1 The former CFO of the Company had a termination clause whereby he was entitled to the equivalent of 12 times his then current monthly salary which as of December 31, 2022, equated to an annual salary of CAD $192,000.

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of December 31, 2023 and 2022, equated to an annual salary of $321,000 and $300,000 respectively.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $446,000 (December 31,2022 - $1,994,232) for activities related to its clinical trial, manufacturing, collaboration programs, and other regular business activities which are expected to occur over the next two years.

18.Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

19.Subsequent events

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units (“Common Share Units”) at a price of $3 per Common Share Unit for aggregate gross proceeds of $2,699,151. Each Common Share Unit consists of one common share and one warrant (“Warrant”) to purchase one common share at $4.50 per common share for a period of two years. The Warrants will be immediately exercisable, and may be exercised for two years from the date of issuance, provided, however that, if, the common shares on the TSX Venture Exchange trade at greater than  $6.00 for 10 or more consecutive trading days, the Warrants will be accelerated and the Warrants will expire on the 30th business day following the date of notice.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(Expressed in U.S. Dollars)

19.Subsequent events (continued)

In connection with the offering, the Company paid finder’s fees of CAD $132,551, representing a 5% finder’s fee on certain subscriptions to qualified finders, a portion of which was recognized as deferred share issuance costs as at December 31, 2023.

On March 4, 2024, the Company issued an aggregate of 39,483 options to purchase common shares of the Company to directors, officers, employees, and consultants in accordance with the Company’s stock option plan. The options are exercisable at a price of CAD $4.50 per common share and expire five years from the date of grant.

On March 11, 2024, the Company proposed to amend the terms of an aggregate of 1,074,397 outstanding common share purchase warrants by amending the exercise price to $5.00 per share.

Of the warrants, 204,710 were issued pursuant in a private placement that closed in February 2021. The warrants had an original exercise price of $42.26 per share. The Company intends to amend the exercise price from $42.26 to $5.00. Of the warrants, 286,355 were issued pursuant to a private placement that closed in October 2021. The warrants had an original exercise price of $42.93 per share. The Company intends to amend the exercise price from $42.93 to $5.00. Of the warrants, 583,332 were issued pursuant to a private placement that closed in October 2022. The warrants had an original exercise price of $10.98 per share. The Company intends to amend the exercise price from $10.98 to $5.00.

Pursuant to the polices of the TSX Venture Exchange the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any 10 consecutive trading dates during the unexpired term of the warrants, the closing price of the Company’s shares on the exchange exceeds $6.50, the exercise period of the warrants will be reduced to 30 days, starting seven days after the last premium trading day. The Company will announce any such accelerated expiry date by press release. All other terms of the warrants remain unchanged.

The amendments described above are subject to acceptance by the holders of the warrants and the approval of the exchange.

