Form 20-F
period 2024-12-31
XORTX Therapeutics Inc.
filed 2025-05-12
CIK 1729214

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Michael Bumby, Chief Financial Officer

Telephone: 1-403-455-7727

E-mail: mbumby@xortx.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,788,246

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

In particular, forward-looking statements in this Annual Report include, but are not limited to, statements about:

●	our ability to obtain additional financing;
●	the accuracy of our estimates regarding expenses, costs associated with clinical trials, regulatory and commercial activities, future revenues and capital requirements;
●	the success and timing of our preclinical studies and clinical trials;
●	our ability to obtain and maintain regulatory approval of XORLOTM, XORTX’s proprietary formulation of oxypurinol, for use in the Company’s XRx-026 program to treat gout, and its XRx-008 program to treat autosomal dominant kidney disease (“ADPKD”), and any other product candidates we may develop, and the labeling under any approval we may obtain;
●	regulatory approvals and discussions and other regulatory developments in the United States, the EU and other countries;
●	the performance of third-party manufacturers and contract research organizations;
●	our plans to develop and commercialize our product candidates, if they are approved;
●	our plans to advance research in other kidney disease applications;
●	our ability to obtain and maintain intellectual property protection for our product candidates;
●	the possibility of regaining compliance with Nasdaq minimum bid price requirements;
●	the use of proceeds from capital raising activity;
●	the successful development of our sales and marketing capabilities;
●	the potential markets for our product candidates and our ability to serve those markets;
●	the rate and degree of market acceptance of any future products;
●	the success of competing drugs that are or become available; and
●	the loss of key scientific or management personnel.

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

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since inception and anticipate that we will continue to incur losses for the foreseeable future. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales. We may never achieve or sustain profitability and we will require substantial additional funding, which may not be available to us on acceptable terms, or at all, if we are to continue operations. Raising additional capital may cause dilution to shareholders and require us to relinquish certain rights. Our limited operating history may make it difficult to assess our future viability.

Risks Related to Our Business and the Development of Our Product Candidates

We have a limited number of product candidates, some of which are still in preclinical development. If we do not obtain regulatory approval of one or more of our product candidates, or experience delays in doing so, our business will be materially adversely affected.

In order for us to develop and bring our product candidates to market, we must conduct clinical trials. Clinical trials are expensive, time consuming and difficult to design and implement and involve uncertain outcomes that may not support regulatory approval. Furthermore, the results of previous preclinical studies and early-stage clinical trials may not be predictive of future results. Initial results or observations in our ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials. In addition, if clinical trials for our product candidates are prolonged, delayed or stopped, we may be unable to obtain regulatory approval and commercialize our product candidates on a timely basis, or at all, which would require us to incur additional costs and delay our receipt of any product revenue. Meanwhile, obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. Clinical trials also require support from government agencies, which owing to political instability have in recent years seen their ability conduct inspections and carry on operations subject to interruption and delay. Furthermore, our product candidates may have undesirable adverse events that may delay or prevent marketing approval or, if approval is obtained, require them to be taken off the market, to include contraindications, warnings and precautions, limitations of use, or otherwise limit their sales.

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

If any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited. Such products may also face competition sooner than anticipated, and may not find market acceptance. There is also no guarantee that our product candidates would obtain approval or commercialization across jurisdictions, which would limit their full market potential. Furthermore, even if we receive regulatory approvals, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. If we fail to comply with United States and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties.

v

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

A variety of external factors could also impact our ability to successful commercialize our products. Healthcare legislation and regulations could alter market dynamics; regulatory actions could materially and adversely affect our future financial condition and business operations; product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business; we may need to have in place increased product liability coverage when or if we begin the commercialization of our product candidates; security breaches, loss of data and other disruptions could compromise sensitive information related to our business or protected health information or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation; and we are exposed to foreign currency and currency fluctuation risks. Additionally, macroeconomic trends may negatively impact our operations, including fluctuations in interest rates, political instability, and barriers to trade.

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

Risks Related to Our Dependence on Third Parties

We rely on third parties to monitor, support, conduct and oversee clinical trials of the product candidates that we are developing and to supply and manufacture our product candidates in some cases. We also rely on strategic partnerships to advance our business and product candidates. These relationships existing and future strategic partnerships and third party relationships are important to our business. If we are unable to maintain these relationships, if such relationships are not successful, or if we fail to foster such relationships in the future, our business could be adversely affected. Our business also depends upon our employees and personnel.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A.Directors and Senior Management

The Company’s directors and senior management include the following individuals:

Name	Position with the Company
Allen Davidoff	President and Chief Executive Officer and Director
Michael Bumby	Chief Financial Officer
Stacy Evans	Chief Business Officer
Stephen Haworth	Chief Medical Officer
Anthony J. Giovinazzo	Non-Executive Chair
William Farley	Director
Abigail Jenkins	Director
Raymond Pratt	Director
Patrick Treanor	Director
Paul Van Damme	Director

The business address for each of the above is c/o XORTX Therapeutics Inc., 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1. For additional information, including the background and business experience of our officers and directors, see “Item 6.A. – Directors and Senior Management”.

1.B.Advisers

Not required.

1.C.Auditors

Davidson & Company LLP (“Davidson”), of Vancouver, Canada, serves as the Company’s auditor. Davidson has served as the Company’s auditor since January 16, 2025.

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

We are a clinical-stage biotechnology company. We have incurred significant losses since our inception. Our net losses for the years ended December 31, 2022, 2023 and 2024 were $7,718,882, $2,158,065, and $3,313,346 respectively. As of December 31, 2024, our accumulated deficit was approximately $21,168,253. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ deficit and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. For example, our expenses could increase if we are required by the Food and Drug Administration (“FDA”) to perform trials in addition to those that we currently expect to perform, or if there are any delays in completing our currently planned clinical trials or in the development of any of our product candidates.

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

We are currently advancing two of our product candidates through preclinical and clinical development as well as other potential product candidates through discovery. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. In order to obtain such regulatory approval, we will be required to conduct clinical trials for each indication for each of these product candidates. We will continue to require additional funding to complete the development and commercialization of our product candidates and to continue to advance the development of our other product candidates and such funding may not be available on acceptable terms or at all.

As the successful development of our product candidates and the achievement of milestones by our strategic partners is uncertain, we are unable to estimate the actual funds we will require to complete research and development and to commercialize our product candidates.

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

We have devoted substantially all of our financial resources and efforts to developing our proprietary pipeline-in-a-product strategy identifying potential product candidates and conducting preclinical studies and preparing for clinical trials. We and our partners are still in the early stages of developing our product candidates, and we have not completed development of any products. Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain regulatory approval of, and then successfully commercialize, at least one of our product candidates. The XRx-026 program for the treatment of gout, is the Company’s most advanced program and closest to generating revenue. However, this program will need additional funding, approval of a NDA by the FDA, as well, market access and acceptance will be required in order to be able to generate revenue, none of which can be assured. While the XRx-008 (a product candidate in development for ADPKD) and XRx-101 (product candidate in development for AKI associated with respiratory virus infections) product candidate programs are advancing towards Phase 3 clinical trials, these programs will require additional preclinical studies or clinical development as well as regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We face significant development risk as our product candidates advance further through clinical development. Our ability to generate revenue depends on a number of factors, including, but not limited to:

●	successful and timely FDA approval and market access of the XRx-026 program;
●	timely completion of our preclinical studies and our current and future clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;
●	our ability to complete Investigational New Drug (“IND”) application-enabling studies and successfully submit INDs or comparable applications to allow us to initiate clinical trials for our current or any future product candidates;
●	whether we are required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;
●	our ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities the safety, efficacy, and acceptable risk-to-benefit profile of our product candidates or any future product candidates;
●	the prevalence, duration and severity of potential adverse events or other safety issues experienced with our product candidates or future product candidates, if any;
●	the timely receipt of necessary marketing approvals from the FDA or similar foreign regulatory authorities;
●	the willingness of physicians and patients to utilize or adopt any of our product candidates or future product candidates;
●	our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current Good Manufacturing Practices (“cGMP”) requirements;
●	our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and
●	our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates.

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

Subject to further discussions with FDA, clinical activities related to our programs XRx-026, XRx-008 and XRx-101 continue to evolve. The current priority of the Company is to advance the XRx-026 development program for the treatment of gout. The XRx-026 program is in planning stage for a bridging pharmacokinetic clinical trial. With respect to the XRx-008 program for the treatment of ADPKD - a Phase 3 “registration” clinical trial is planned, and in addition a Phase 3 clinical trial for XRx-101 product candidate program in the treatment of acute kidney injury (“AKI”) associated with respiratory virus infections. Clinical activities are costly, and the Company may not be successful in raising funding. We may experience delays in our ongoing or future clinical trials, and we do not know whether future clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement or completion of these planned clinical trials could be substantially delayed or prevented by many factors, including:

●	inability to generate satisfactory preclinical, toxicology or other in vivo or in vitro data capable of supporting the initiation or continuation of clinical trials;
●	further discussions with the FDA or other regulatory agencies regarding the scope or design of our clinical trials;
●	the limited number of, and competition for, suitable sites to conduct our clinical trials, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication as our product candidates;
●	any delay or failure to obtain approval or agreement from regulatory authorities to commence a clinical trial in any of the countries where enrollment is planned;
●	inability to obtain sufficient funds required to finance a clinical trial;
●	clinical holds on, or other regulatory objections to, a new or ongoing clinical trial;
●	delay or failure to manufacture sufficient supplies of the product candidate for our clinical trials;
●	delays in reaching agreement on acceptable terms with third-party manufacturers and the time for manufacture of sufficient quantities of our product candidates for use in clinical trials;
●	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or Clinical Research Organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
●	delay or failure to obtain institutional review board (“IRB”) approval to conduct a clinical trial at each prospective clinical trial site;
●	slower than expected trial subject rates of patient recruitment and enrollment, or other failures to recruit and enroll subjects, which could be particularly challenging for our trials relating to AKI in respiratory virus infection patients;

●	failure of subjects to complete the clinical trial;
●	the inability to enroll a sufficient number of subjects in studies as required by the FDA to ensure adequate statistical power to detect statistically significant treatment effects, in particular, as we are developing certain of our product candidates for the treatment of rare diseases, we may face more limited pools of patients from which to draw for clinical testing and an inability to enroll a sufficient number of patients for any of our clinical trials could result in significant delays and could require us to abandon one or more clinical trials altogether;
●	unforeseen safety issues, including severe or unexpected drug-related adverse events experienced by clinical trial subjects, including possible deaths;
●	lack of efficacy during clinical trials;
●	termination of our clinical trials by one or more clinical trial sites;
●	inability or unwillingness of subjects or clinical investigators to follow our clinical trial protocols;
●	inability to monitor subjects adequately during or after treatment by us or our CROs;
●	our CROs, clinical study sites or investigators failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;
●	the need to repeat or terminate clinical trials as a result of inconclusive or negative results or unforeseen complications in testing; and
●	our clinical trials may be suspended or terminated upon a breach or pursuant to the terms of any agreement with, or for any other reason by, current or future strategic partners that have responsibility for the clinical development of any of our product candidates.

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

In particular, we are developing certain of our product candidates for the treatment of rare diseases, which have limited pools of patients from which to draw for clinical testing. If we are unable to enroll a sufficient number of patients to complete clinical testing, we will be unable to gain marketing approval for such product candidates and our business will be harmed. Further, should any competitors have ongoing clinical trials for therapeutic candidates treating the same indications as our therapeutic candidates, patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ therapeutic candidates. Our inability to enroll a sufficient number of patients for any of our clinical trials could result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and in delays to commercially launching our product candidates, if approved, which would materially harm our business.

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

Further, the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be granted for any of our product candidates. Our product candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA or other agencies’ approval. In addition, any of these regulatory authorities may also approve a product candidate for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates, if approved.

Our product candidates may be associated with have undesirable adverse events that may delay or prevent marketing approval or, if approval is obtained, require them to be taken off the market, require them to include contraindications, warnings and precautions, or limitations of use in labeling, or otherwise limit their sales.

Our products are in varied stages of development ranging from preclinical to late-stage clinical trial development. All of our product candidates are required to undergo ongoing safety testing in humans through well-designed and IRB-approved clinical trials. However, not all adverse events associated with product candidates can be predicted or anticipated. Unforeseen adverse events from any of our product candidates could arise either during clinical development or, if approved by regulatory authorities, after the approved product has been marketed and is used by a greater number of patients.

The results of future clinical trials may show that our product candidates cause undesirable or unacceptable adverse events, which could interrupt, delay or halt clinical trials, and result in delay of, or failure to obtain, marketing approval from the FDA and other regulatory authorities, or result in marketing approval from the FDA or other regulatory authorities with restrictive labeling, limited patient populations or potential product liability claims. Even if we believe that our clinical trial and preclinical studies demonstrate the safety and efficacy of our product candidates, only the FDA or other comparable regulatory agencies may ultimately make such determination. No regulatory agency has made a determination that any of our product candidates are safe or effective for use for any indication.

If any of our product candidates receive marketing approval and we or others later identify undesirable or unacceptable adverse events caused by such products:

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

For our clinical trials that we may conduct at sites outside the United States, particularly in countries that may have ongoing economic, social, political or health related issues, in addition to the risks listed above, we may experience the following adverse impacts:

●	delays in receiving approval from local or centralized regulatory authorities to initiate our planned clinical trials;
●	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;
●	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product and comparator drugs used in our clinical trials;

●	changes in local regulations, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;
●	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and
●	the refusal of the FDA and Health Canada and other regulatory agencies to accept data from clinical trials in these affected geographies.

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

Disruptions at the FDA, including reductions in staffing, and other government agencies caused by funding shortages, internal policy changes, or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products and services from being developed, approved or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, sufficient staffing, ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes and other events that may otherwise affect FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. There is additional uncertainty with respect to the availability of government funding as a result of actions by the new administration in the U.S.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, political instability has led the U.S. government to shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. Ongoing changes in government policies and practices, notably in the U.S. under the new presidential administration, may adversely impact our development and commercialization efforts.

Separately, in response to global pandemics or public health emergencies, the FDA or other regulatory authorities may adopt policy measures that restrict or delay inspections or clinical trials.

If these issues prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

Risks Related to Our Business and the Commercialization of Our Product Candidates

Even if we complete the necessary clinical trials for our product candidates, the marketing approval process is expensive, time consuming and uncertain and may prevent us from obtaining approvals needed for the commercialization of our product candidates. If we are not able to obtain, or if there are delays in obtaining, required marketing approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

To date, we have not received approval from the FDA or regulatory authorities in other jurisdictions to market any of our product candidates for any indications. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication in the relevant patient population to establish the product candidate’s safety and effectiveness for that indication. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Regulatory authorities may determine that our unapproved product candidates or any potential future product candidate is not effective, is only moderately effective or is associated with undesirable or unintended adverse events, toxicities, safety profiles or other characteristics that preclude us from obtaining marketing approval for the product or that limit or restrict its commercial use, if approved.

The process of obtaining marketing approvals is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional policies, statutes or regulations, changes in regulatory review for each submitted product application, or reductions in personnel needed to review product applications, may cause delays in the approval or rejection of an application. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

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

Specifically, there are a large number of companies developing or marketing treatments for gout, polycystic kidney disease, AKI, respiratory virus infections, and diabetes, including many major pharmaceutical and biotechnology companies. These treatments consist both of small molecule drug products, as well as biologics that work by using next-generation antibody therapeutic platforms to address specific metabolic targets. In addition, other companies are developing new treatments for gout, cardiovascular, kidney disease or diabetes that may affect the progression of acute, intermittent or chronic kidney disease.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, are associated with have fewer or less severe adverse events, are more convenient or are less expensive than product candidates that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval (if at all) for our product candidates, which could result in our competitors establishing a strong market position before we are able to enter the market.

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

Our product candidates that are in preclinical and clinical development may never be approved and/or be commercially successful. Even when available on the market following approval, the commercial success of our product candidates will depend upon their acceptance among physicians, patients and the medical community. The degree of market acceptance of our product candidates, if approved, will depend on a number of factors, many of which are beyond our control, including but not limited to:

●	limitations, precautions, or warnings contained in the approved summary of product characteristics, patient information leaflet, prescribing information, or instructions for use;
●	changes in the standard of care for the targeted indications for any approved products;
●	limitations in the approved clinical indications for our approved products;
●	demonstrated clinical safety and efficacy compared to other products;
●	lack of significant adverse events, or the prevalence and severity of adverse events;
●	sales, marketing and distribution support;
●	availability of coverage and reimbursement amounts from managed care plans and other third-party payors;
●	timing of market introduction and perceived effectiveness of competitive products;
●	the cost-effectiveness of our approved products;

●	availability of alternative therapies at similar or lower cost, including generic and over-the-counter products; the extent to which the product candidate is approved for inclusion on formularies of hospitals and managed care organizations;
●	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy for particular diseases;
●	whether the product can be used effectively with other therapies to achieve higher response rates;
●	adverse publicity about our approved products or favorable publicity about competitive products;
●	relative convenience, ease of use, ease of administration and other perceived advantages of our products over alternative products; and
●	potential product liability claims.

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

FDA has granted the Company’s Orphan Drug Designation request for XRx-008. We will continue to seek orphan drug status for one or more of our product candidates, including in jurisdictions outside the U.S., but even where it is granted, we may be unable to maintain any benefits associated with orphan drug status, including market exclusivity for any of the product candidates that we are developing. If our competitors are able to obtain orphan product exclusivity for their products in specific indications, we may not be able to have competing product candidates approved in those indications by the applicable regulatory authority for a significant period of time.

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

In order to market any product candidates outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding the safety and efficacy or prescription drug products. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates in those countries, if approved. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays, including as a result of trade barriers and the imposition of tariffs. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Healthcare legislation, including potentially unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives could harm our business in the future.

We operate in a highly regulated industry. The commercial potential for our approved products, if any, could be affected by changes in healthcare spending and policy in the United States and abroad. New laws, regulations, changes in policies, or judicial decisions or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could adversely affect our business, operations and financial condition. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect our ability to profitably sell our product candidates, if approved. The United States government, state legislatures and foreign governments have taken action to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs and biologics.

In the United States, the Inflation Reduction Act of 2022 contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, the establishment of rebate payment requirements on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation, and requires manufacturers to provide discounts on Part D drugs. Substantial penalties can be assessed for noncompliance with the drug pricing provisions in the Inflation Reduction Act of 2022. Orphan drugs that treat only one rare disease are exempt from the IRA’s drug negotiation program. The Inflation Reduction Act of 2022 could have the effect of reducing the prices we can charge and reimbursement we receive for our product candidates, if approved, thereby reducing our profitability, and could have a material adverse effect on our financial condition, results of operations and growth prospects. The effect of Inflation Reduction Act of 2022 on our business and the pharmaceutical industry in general is not yet known.

In April 2025, President Trump signed an Executive Order with the goal of lowering prescription drug prices in the United States. The Order includes directives to various government agencies to take steps to achieve this goal. The Department of Health and Human Services is to propose guidance for the Medicare Drug Negotiation Program aimed at increasing transparency, prioritizing high-cost drugs, and minimizing negative effects on pharmaceutical innovation. Additional areas of focus, reflected in the Executive Order, include reforming the pharmaceutical supply chain, accelerating approvals of generics and biosimilars, streamlining reclassification of some prescription drugs to OTC status, steps to simplify and expand the importation of prescription drugs, and reducing anti-competitive behavior by pharmaceutical companies, including patent abuse and market manipulation. The success of these efforts is uncertain and the impact on our business and the pharmaceutical industry in general is not yet known.

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

We intend to initially focus our independent product candidate development on treatments for gout, ADPKD and AKI due to respiratory virus infections. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidates are based on estimates. If any of the foregoing estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse material impact on our business.

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

An important element of our strategy is to use and expand our therapeutic platforms to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of multiple diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various diseases, we may not be able to develop product candidates that are safe and effective. In addition, although we expect that our therapeutic platforms will allow us to develop a steady stream of product candidates, they may not prove to be successful at doing so. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being associated with adverse events or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, if approved, we will face difficulty in obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect our share price.

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

If a regulatory agency discovers previously unknown problems with a future product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or it disagrees with the promotion, marketing or labeling of a product, the regulatory agency may impose restrictions on that product or on us, including requiring withdrawal of the product from the market. Accordingly, if we or our collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which we seek to market our products, we or they may be subject to, among other things:

●	restrictions on the marketing or manufacturing of the product;
●	withdrawal of the product from the market or voluntary or mandatory product recalls;
●	fines, warning letters, Form 483s, adverse regulatory inspection findings, or holds on clinical trials;
●	delay of approval or refusal by the FDA or another applicable regulatory authority to approve pending applications or supplements to approved applications filed by us or our strategic partners;
●	suspension or revocation of a product’s regulatory approvals;
●	product seizure or administrative detention of products, or refusal to permit the import or export of products; and
●	operating restrictions, exclusion of eligibility from government contracts or healthcare programs, injunctions or the imposition of civil or criminal penalties or prosecution.

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

Further, the FDA’s or other regulatory authority’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. Changes in government policies and practices in the U.S. under the new presidential administration, including reductions in staffing at FDA, are ongoing. These changes may adversely impact our development and commercialization efforts. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects. If any product liability lawsuits are successfully brought against us or any of our strategic partners, we may incur substantial liabilities and may be required to limit testing of our product candidates or commercialization of our product candidates, if approved.

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

If any of our product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of us and the safety and quality of our products. We could be adversely affected if we are subject to negative publicity. We could also be adversely affected if any of our products or any similar products manufactured and distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse events associated with patients’ use or misuse of our products or any similar products distributed by other companies could have a material adverse impact on our financial condition or results of operations. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive.

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

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, including as a result of trade barriers and the imposition of tariffs. If we or our strategic partners are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our strategic partners are not able to maintain regulatory compliance, our product candidates may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Of note, in April 2025, President Trump signed an Executive Order with the goal of lowering prescription drug prices in the United States. The Order includes directives to various government agencies to take steps to achieve this goal. The Department of Health and Human Services is to propose guidance for the Medicare Drug Negotiation Program aimed at increasing transparency, prioritizing high-cost drugs, and minimizing negative effects on pharmaceutical innovation. Additional areas of focus, reflected in the Executive Order, include reforming the pharmaceutical supply chain, accelerating approvals of generics and biosimilars, streamlining reclassification of some prescription drugs to OTC status, steps to simplify and expand the importation of prescription drugs, and reducing anti-competitive behavior by pharmaceutical companies, including patent abuse and market manipulation. The success of these efforts is uncertain and the impact on our business and the pharmaceutical industry in general is not yet known.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations which can harm our business.

We are subject to laws and regulations affecting international trade and transactions administered by the U.S. Government and other governments in the jurisdictions in which we conduct business, including but not limited to the U.S. Export Administration Regulations, U.S. Customs Regulations, trade barriers and tariffs, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. International Travel Act of 1977, and various anti-money laundering laws and regulations. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees, agents, contractors, and other representatives from authorizing, promising, offering, or providing, directly or indirectly, payments or anything else of value to recipients in the public sector for the purpose of influencing official action or decision, inducing an unlawful act, inducing official influence over government action, or securing an improper advantage. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the illegal activities of our employees, agents, contractors, and other representatives, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment from participation in government procurements, tax reassessments, civil litigation, reputational harm, and other consequences.

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

If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our product candidates, if approved. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized approved product ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of any products for which we receive approval.

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

In addition to FDA restrictions on the marketing of pharmaceutical products, federal and state healthcare laws restrict certain business practices in the pharmaceutical industry. Although we currently do not have any products on the market, we may be subject, and if our product candidates are approved and we begin commercialization will be subject, to additional healthcare laws and regulations enforced by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. These state and federal healthcare laws, commonly referred to as “fraud and abuse” laws, have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry, and include, but are not limited to, anti-kickback, false claims, data privacy and security and transparency statutes and regulations.

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

As a result of being a public company, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the related rules and regulations implemented by the Securities and Exchange Commission (the “SEC”), the applicable Canadian securities regulators, or Nasdaq, have increased legal and financial compliance costs and have made some compliance activities more time consuming. We are investing resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

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

Even if we cure the minimum bid price deficiency discussed in this Annual Report our securities may fail to meet the continued listing requirements to be listed on Nasdaq. If Nasdaq delists our Common Shares from trading on its exchange, we could face significant material adverse consequences, including:

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

We are governed by the BCBCA, and our principal place of business is in Canada. Many of our directors and officers, as well as certain experts named herein, reside outside of the United States, and all or a substantial portion of their assets as well as all or a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us and such directors, officers and experts or to enforce judgments obtained against us or such persons, in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States. Additionally, rights predicated solely upon civil liability provisions of U.S. federal securities laws, or any other laws of the United States may not be enforceable in original actions, or actions to enforce judgments obtained in U.S. courts, brought in Canadian courts, including courts in the Provinces of British Columbia and Alberta.

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

The rules governing “passive foreign investment companies,” (“PFICs”) can have adverse effects on U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) of the Company’s shares for U.S. federal income tax purposes. Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally, using a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash), we would be characterized as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including goodwill and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in an offering or in any other subsequent financing transaction. Moreover, our ability to earn specific types of income that will be treated as non-passive for purposes of the PFIC rules is uncertain with respect to future years. We believe we were classified as a PFIC during the taxable year ended December 31, 2024. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2025, or future taxable years, and we cannot provide any assurances regarding our PFIC status for any current or future taxable year.

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

Negative macroeconomic and geopolitical trends could harm our future revenue and financial condition, our ability to access capital, and increase our costs and expenses.

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

If our strategic partnerships do not result in the successful development and commercialization of product candidates, if approved, or if one of our partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. Moreover, our estimates of the potential revenue we are eligible to receive under our strategic partnerships may include potential payments in respect of therapeutic programs for which our partners have discontinued development or may discontinue development in the future. Furthermore, our strategic partners may not keep us informed as to the status of their in-house research activities and they may fail to exercise options embedded within certain agreements. Any discontinuation of product development by our strategic partners could reduce the amounts receivable under our strategic partnerships below the stated amounts we are eligible to receive under those agreements. If we do not receive the funding we expect under these agreements, our development of our therapeutic platforms and product candidates could be delayed and we may need additional resources to develop product candidates and our therapeutic platforms. All of the risks relating to product development, regulatory approval and commercialization described in this AIF also apply to the activities of our program strategic partners.

Additionally, subject to its contractual obligations to us, if one of our strategic partners is involved in a business combination, the partner might deemphasize or terminate the development or commercialization efforts of any product candidate licensed to it by us. If one of our strategic partners terminates its agreement with us, we may find it more difficult to attract new partners.

We face significant competition in seeking new strategic partners.

For some of our product candidates, we may in the future determine to collaborate with additional pharmaceutical and biotechnology companies for development and potential commercialization of therapeutic products. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the strategic partner’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed strategic partner’s evaluation of a number of factors. These factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The strategic partner may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate.

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

We and our CROs are required to comply with GCP regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and clinical trial sites. If we or any of our CROs fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and our submission of marketing applications may be delayed, or the FDA may require us to perform additional clinical trials before approving our marketing applications. Upon inspection, the FDA could determine that any of our clinical trials fail or have failed to comply with applicable GCP regulations. In addition, our clinical trials must be conducted with product produced under the cGMP regulations enforced by the FDA, and our clinical trials may require a large number of test subjects. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and increase our costs. Moreover, our business may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

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

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to develop and manufacture our product candidates for use in the conduct of our trials or for commercial supply, if our product candidates are approved for commercial marketing. Instead, we have relied on, and expect to continue to rely on third-party providers to manufacture the supplies for our preclinical studies and clinical trials. We currently rely on a limited number of third-party contract manufacturers for all of the required raw materials for our preclinical research and clinical trials, as well as for the manufacture of our product candidates. To the extent any of our manufacturing partners is unable to fulfill these obligations in a timely manner, relating to supply chain issues or changes in government policies, including trade barriers and the impact of tariffs, our clinical trials may be delayed and our business may be adversely affected. In general, reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the operational processes of the contract manufacturing organizations with whom we contract, and we are dependent on these third parties for the production of our product candidates in accordance with relevant regulations (such as cGMP), which include, among other things, quality control and the maintenance of records and documentation.

Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees or independent contractors. Misconduct by these parties could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we may establish for our product candidates, to comply with federal and state data privacy, security, fraud and abuse laws and other healthcare regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics (“Code of Conduct”), but it is not always possible to identify and deter misconduct by our employees or third-parties acting on our behalf, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations and prospects, including the imposition of significant civil, criminal and administrative penalties, monetary damages, fines, disgorgement, imprisonment, loss of eligibility to obtain marketing approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, reputational harm, diminished profits and future earnings, additional reporting requirements if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with any of these laws, and the curtailment or restructuring of our operations.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business expertise of Dr. Allen Davidoff, our President and Chief Executive Officer, Michael Bumby, our Chief Financial Officer, Dr. Stephen Haworth, our Chief Medical Officer, Dr. Stacy Evans, our Chief Business Officer, as well as other members of our senior management, scientific and clinical team. We currently do not maintain “key person” insurance coverage for Dr. Davidoff and Michael Bumby. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. In addition, we will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited talent pool in our industry due to the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Intense competition for attracting key skill sets may limit our ability to retain and motivate these key personnel on acceptable terms. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will need to grow our organization, and we may experience difficulty in managing this growth, which could disrupt our operations.

As of the date of this AIF, we had two full-time employees, one part-time employee and 14 consultants. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to expand our employee base for managerial, operational, financial and other resources. Additionally, as our product candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, manufacturing, regulatory sales and marketing capabilities or contract with other organizations to provide these capabilities for us. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity amongst remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend on our ability to effectively manage any future growth.

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

We are also aware of third-party patents and patent applications containing claims that are related to administering a xanthine oxidase inhibitor as an adjunct in combination with other primary compounds for treating related indications. If our product candidates or our strategic partners’ products were to be found to infringe any such patents, and we were unable to invalidate those patents, or if licenses for them are not available on commercially reasonable terms, or at all, our business could be materially harmed. These patents may not expire before we receive marketing authorization for our product candidates and could delay the commercial launch or one or more future products. There is also no assurance that there are not third-party patents or patent applications of which we are aware, but which we do not believe are relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our future approved products or impair our competitive position.

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

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming and the outcome is unpredictable. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced, and our business and competitive position could be harmed. Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information.

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

Although we are not currently experiencing any claims challenging the inventorship or ownership of our patents, we may in the future be subject to claims that former employees, strategic partners or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. For example, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, or we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Any proprietary name or trademark we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the USPTO. The FDA typically conducts a review of proposed product candidate names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any product candidate names we propose, we may be required to adopt an alternative name for the product candidate. If we adopt an alternative name, we will lose the benefit of any existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

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

We may be subject to damages resulting from claims that we, our employees or our consultants have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our consultants were previously or are currently employed at other, third party, biotechnology and pharmaceutical companies, and this many include our competitors or potential competitors. We may be subject to claims that we, our employees or our consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these third parties. In addition, we may in the future be subject to claims that we caused an employee of a third party to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees. A loss of key personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could have an adverse effect on our business, financial condition and results of operations.

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

Our registered office is located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8. Our operations office and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1 and our telephone number is (403) 455-7727. Our website address is www.xortx.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

General Development of the Business of the Company

Recent Developments

On January 6, 2025, the Company announced the launch of a new late-stage program, XRx-026, to treat gout. This program will focus on developing a treatment for individuals who are intolerant to allopurinol, a common medication used to manage gout.

On January 17, 2025, the Company announced that it changed its auditor from Smythe LLP to Davidson & Company LLP, effective January 16, 2025. The board of directors accepted the resignation of Smythe LLP and appointed Davidson & Company LLP as the new auditor, who will hold office until the next annual general meeting. There were no reservations in Smythe LLP’s audit reports, and no reportable events occurred between the Company and its former auditor.

On January 29, 2025, the Company participated in the Microcap Conference hosted by DealFlow Events in Atlantic City, NJ, from January 28 to 30, 2025. The Company used the conference to update investors on its newly announced gout program, XRx-026, and its plans to advance the program through a New Drug Application (“NDA”) filing. The presentation also covered the progress of XRx-008, the program for ADPKD, including preparations for registration clinical trials.

On February 24, 2025, the Company submitted a Type C meeting request to the FDA regarding its XRx-026 program for the treatment of gout. This request follows the advancement of XORLO™, the Company’s proprietary drug formulation of oxypurinol, to a stage where discussion with the FDA was necessary to effectively continue advancement of the development program. The purpose of the meeting was to review the XRx-026 program and assess its readiness for submitting an NDA through the FDA’s 505(b)(2) development pathway for gaining marketing approval for XORLO™ in the US.

On March 19, 2025, the Company provided an update regarding communications with the FDA indicating that at the request of the FDA a Type B meeting package will be provided by the Company during the next week, and additional FDA communications are expected by April 26, 2025. The Company has prepared a broad Type B meeting review at the request of the FDA, including review of chemistry, manufacturing, pharmacology, toxicology and clinical evidence regarding the Company’s XRx-026 program for the treatment of gout. Drug Development of XORLOTM, the Company’s proprietary drug formulation of oxypurinol, has advanced substantially to a state where a Type B meeting and discussion with the FDA to confirm the developmental state of each element of the program is warranted. The purpose of this meeting will be to review the XRx-026 program and its readiness for submission of an NDA to gain marketing approval for XORLOTM in the US using the FDA 505(b)(2) development pathway. The Company believes that a Type B meeting will facilitate a broader discussion toward market approval.

On April 17, 2025, the Company announced receipt of notification from the Nasdaq Stock Market LLC Listing Qualifications Department that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company’s common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days. Nasdaq Rule 5550(a)(2) requires the shares to maintain a minimum bid price of US$1.00 per share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below US$1.00 for a period of 30 consecutive business days. It was noted that these notifications do not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification to regain compliance with the minimum bid price requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before the end of the 180 calendar day period, the bid price of the shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days (subject to Nasdaq’s discretion to extend this 10 day period under Rule 5810(c)(3)(H)), and the Company continues to meet the other listing requirements, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and will consider such deficiency matters closed. The Company is also listed on the TSX Venture Exchange and the notification letter does not affect the Company’s compliance status with such listing. The Company intends to evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5550(a)(2).

On April 28, 2025, the Company announced receipt of notification that the patent “Xanthine Oxidase Inhibitor Formulations” will be granted by the European Patent Office. The patent covers compositions and methods of formulating using XORTX’s proprietary formulations of xanthine oxidase inhibitors (“XOI”) for the treatment of health consequences of chronically high uric acid, gout, renal, cardiovascular and other diseases where aberrant purine metabolism has been implicated in disease progression.

On April 30, 2025, the Company announced that it had received responses from the FDA on its Type B Meeting Package related to the development of XRX-026 for the treatment of gout. The responses clarified the remaining steps for submission of a NDA to gain approval through the Section 505(b)(2) regulatory pathway. A pharmacokinetic bridging study will be conducted to support NDA submission. Final FDA minutes are pending formalization by XORTX and the FDA.

Three Year History

The three year history of the Company and its business are outlined below. Please note that the details below have been adjusted to reflect the 2023 Share Consolidations.

2022

On January 20, 2022, the Company announced the appointment of Dr. David MacDonald as Chief Technology Officer.

On January 31, 2022, XORTX announced that in 2022, XORTX would focus on advancing XRx-008 into a clinical trial, and would pursue the submission of an Orphan Drug Designation (“ODD”), the initiation of special protocol assessment discussions with the FDA and would continue formulation development for other kidney disease applications.

On March 14, 2022, the Company announced that it had submitted a clinical trial application with Health Canada for the XRX-OXY-101 bridging pharmacokinetics study (the “XRX-OXY-101 PK Clinical Trial”). The XRX-OXY-101 PK Clinical Trial was originally submitted as a three part, single-dose, fed or fasted, then, multi-dose crossover comparative bioavailability and pharmacokinetic study in health volunteers. It was designed to permit the Company to characterize the safety and relative bioavailability of the XRx-008 formulation with knowledge gained during the conduct of the trial providing guidance regarding the oral dose of XRx-008 for our planned registration trial in ADPKD. Additionally, the trial will provide data to support future NDA submissions to the FDA and a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”).

On March 23, 2022, the Company announced the submission of a Patent Cooperation Treaty (“PCT”) patent application seeking international patent protection for the patent entitled “Compositions and Methods for Enhancing Anti-Viral Therapies”. This patent is based on retrospective clinical data from XORTX’s scientific partners suggesting that an important therapeutic opportunity lies with addressing aberrant purine metabolism combined with hyperuricemia in patients most at risk to severe respiratory virus infection.

On March 31, 2022, the Company announced the filing of an investigational new drug (“IND”) application with the FDA in support of the Company’s XRx-008 program for treatment of progressing kidney disease due to ADPKD and contains the protocol for the above referenced bridging pharmacokinetics study for XRX-OXY-101.

On April 7, 2022, the Company announced receipt of notification that the patent “Formulations of Xanthine Oxidase Inhibitors” would be granted by the United States Patent Office (“USPTO”). The patent covers compositions for, and methods of using, XORTX’s proprietary formulations of xanthine oxidase inhibitors (“XOI”) for renal and other diseases where aberrant purine metabolism has been implicated in disease progression.

On April 12, 2022, the Company announced receipt of a no objection letter from Health Canada regarding the Company’s XRX-OXY-101 Clinical Trial submitted on March 14, 2022.

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

On May 3, 2022, the Company announced that dosing of human subjects had been initiated in the XRX- OXY-101 PK Clinical Study. In addition, successful recruitment for part 1 of the three-part (now four-part) clinical trial was completed with 32 subjects receiving study drug. Following administration of the first dose of drug, blood sampling and bioanalytical evaluation was conducted to characterize the pharmacokinetics and bioavailability of the XRx-008 program’s XORLOTM for future clinical trials development. Additionally, the XRX-OXY-101 PK Clinical Trial will provide fundamental information for the 505(b)(2) marketing approval filing of the XRx-008 program.

On May 5, 2022, the Company announced receipt of official notification from the FDA that the Company’s recent IND application had been reviewed and cleared. Accompanying this notification was a “Study May Proceed Letter” regarding the XRX-OXY-101 PK Clinical Trial. Data collected in the XRX-OXY-101 trial was used to support development of XRx-008 for the treatment of progressing kidney disease due to ADPKD.

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

On November 3, 2022, the Company announced the presentation of a peer-reviewed abstract that was presented on November 4, 2022 at the American Society of Nephrology Annual Conference – Kidney week. The Abstract presented new discoveries in two species – mouse and rat models of polycystic kidney disease (“PKD”) and reported original work showing the harmful consequences of chronically increased uric acid on both structure and function of kidneys. The Abstract, “Raising Serum Uric Acid with a Uricase Inhibitor Worsens PKD in Rat and Mouse models,” was presented by Dr. Charles Edelstein of the University of Colorado and Dr. Davidoff. This presentation reported for the first time, that the Company’s XRx-008 formulation of XOI substantially and significantly blocked the increase in kidney size associated with high circulating uric acid in a rodent model of PKD.

On November 25, 2022, the Company announced that it received notification from Nasdaq’s Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) (“Minimum Bid Requirement”) since the closing bid price for the Company’s Common Shares listed on Nasdaq was below USD $1.00 for 30 consecutive business days. The Minimum Bid Price Requirement requires the shares to maintain a minimum bid price of USD $1.00 per share In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days from the date of notification to comply with the Minimum Bid Requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before the expiration of the 180 calendar day period, the bid price of the shares closes at or above USD $1.00 per share for a minimum of 10 consecutive business days, Nasdaq has the discretion to provide written notification of compliance with the Minimum Bid Requirement and consider such deficiency matters closed.

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

On May 4, 2023, the Company announced completion of a Type D meeting with the FDA, which resulted in the identification of additional clinical endpoints potentially available for accelerated approval and further understanding of the FDA expectations for the accelerated approval of XORLO™ for the treatment of ADPKD.

On May 23, 2023 the Company announced that Nasdaq granted the Company’s request for a 180-day extension (until November 20, 2023) to regain compliance with the Minimum Bid Requirement of $1.00 per share under the Nasdaq Rule 5550(a)(2). The Company was first notified by Nasdaq of its failure to comply with the Minimum Bid Requirement on November 22, 2022, and was given until May 22, 2023 to regain compliance.

On June 6, 2023, the Company announced that it would present scientific data supporting the recent ODD at the PKD Foundation – “PKD Connect” meeting held June 22-24, 2023 in Denver, Colorado. The studies presented were conducted by Dr. Charles Edelstein of the University of Colorado and represent the seminal research leading to the FDA ODD grant that was announced by the Company on April 21, 2023.

On June 29, 2023, the Company announced the results of its annual and special meeting of shareholders held Wednesday, June 28, 2023. Approximately 41.6% of the total number of Common Shares of the Company issued and outstanding were represented at the meeting. All matters presented for approval at the Meeting were duly authorized and approved by shareholders, including election of all six management nominees to the board of directors of the Company, the appointment of Smythe LLP as auditors of the Company for the ensuing year and authorization of the directors to fix their remuneration, and re-approval of the stock option plan.

On August 4, 2023, the Company announced the appointment of James Fairbairn as Chief Financial Officer to replace Amar Keshri, who left the Company’s employ effective July 31, 2023. James Fairbairn was appointed Interim Chief Financial Officer effective June 29, 2023.

On August 29, 2023, the Company announced that it submitted an ODD application for XORLO™ to the EMA.

On September 7, 2023, the Company announced its participation in the Kidney Foundation’s “Kidney March”, in support of the almost 4 million Canadians who have chronic kidney disease.

On September 28, 2023, the Company announced the acceptance of an abstract submitted to the American Society of Nephrology. The abstract entitled, “The Effect of Lowering Uric Acid with a Xanthine Oxidase Inhibitor on PKD in Mice,” was reviewed by the ASN review panel for scientific merit and novel discoveries.

On October 27, 2023, the Company announced the results of its special meeting of shareholders held on the same date. A total of 8,453,229 Common Shares (pre 1:9 consolidation) of the Company were represented at the Meeting, representing approximately 47% of the total number of Common Shares of the Company issued and outstanding. The sole item of business of the meeting, being shareholder approval of the consolidation resolution was duly authorized and approved.

On November 2, 2023, the Company announced the presentation of new research findings at the American Society of Nephrology meeting being held November 3, 2023 in Philadelphia.

On November 8, 2023, the Company announced that the board of directors approved consolidating its Common Shares on the basis of one post-consolidation Share for every nine pre-consolidation Shares, effective November 9, 2023 (the “2023 Share Consolidation”).

On November 10, 2023, the Company announced that the 2023 Share Consolidation was completed. The Company’s shares began trading on a post-consolidation basis on the TSXV and the Nasdaq on Tuesday, November 14, 2023.

On November 29, 2023, the Company announced receipt of a letter of compliance from the Nasdaq Listing Qualifications Department in connection with the Minimum Bid Requirement. In order to regain compliance, the Company’s Common Shares were required to trade at or above $1.00 per share for at least 10 consecutive trading days. Following implementation of a 1 for 9 reverse split of the Company’s Common Shares, this requirement was met on November 28, 2023 and the Company received the compliance letter from Nasdaq on such date. As a result, the deficiency in Nasdaq’s Minimum Bid Requirement was been cured.

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

2024

On January 2, 2024, the Company announced the appointment of Patrick Treanor to the Board of Directors and announced the resignation of Ian Klassen, both effective December 31, 2023.

On January 3, 2024, the Company announced submission of a new patent for the treatment of chronic kidney disease (“CKD”). The patent is designed to protect new discoveries and strategies for the treatment of individuals with varied degrees of kidney function in the setting of CKD. Importantly, this patent entitled “Oral and Sublingual Formulations of Xanthine Oxidase Inhibitors and Methods of Treating Disease,” outlines new formulations and methods for safer and more effective the use of XOI in the setting of CKD in particular ADPKD, diabetic nephropathy (“DN”), IgA nephropathy, lupus nephritis and focal segmental glomerulosclerosis.

On February 1, 2024, the Company provided details on a consulting agreement entered into between the Company and Plutus Bridge Capital Inc. (“Plutus”). XORTX retained Plutus pursuant to an amended and restated consulting agreement made as of January 27, 2024 (the “Plutus Agreement”) to provide social media marketing and related services in accordance with TSXV policies. Plutus is an independently owned public relations and capital markets consultancy firm based in Vancouver, British Columbia. Plutus will use commercially reasonable efforts to increase public awareness of the Company and its products, services, and securities through online advertising campaigns.

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units at a price of CAD $3 per common share unit for aggregate gross proceeds of $2,000,549 (CAD $2,699,151). Each common share unit consisted of one common share and one warrant to purchase one common share at CAD $4.50 per common share for a period of two years. The warrants were immediately exercisable and may be exercised for two years from the date of issuance, provided however that, if the common shares on the TSXV trade at greater than CAD $6.00 for ten (10) or more consecutive trading days, the warrants will be accelerated and the warrants will expire on the 30th business day following notice. In connection with the non-brokered offering, the Company paid finder’s fees of $97,241 (CAD $132,551), representing a 5% finder’s fee on certain subscriptions to qualified finders.

On March 11, 2024, the Company announced an amendment to the terms of an aggregate of 1,101,433 outstanding common share purchase warrants, as follows:

●	In connection with 231,746 warrants issued pursuant to the private placement that closed on February 9, 2021 and which had an original exercise price of CAD $42.26 per share (CAD $0.40 per share, adjusted to reflect the 2021 and 2023 Share Consolidations), the Company intended to amend the exercise price from CAD $42.26 to $5.00.

●	In connection with 286,355 warrants issued pursuant to the prospectus offering that closed on October 15, 2021 and which had an original exercise price of $42.93 per share ($4.77 per share, adjusted to reflect the 2023 Share Consolidation), the Company intended to amend the exercise price from $42.93 to $5.00.
●	In connection with 583,332 warrants issued pursuant to the prospectus offering that closed on October 7, 2022 and which had an original exercise price of $10.98 per share ($1.22 per share, adjusted to reflect the 2023 Share Consolidation), the Company intended to amend the exercise price from $10.98 to $5.00.

Pursuant to the polices of the TSXV the terms of the warrants, as amended, are subject to an acceleration expiry provision such that if for any ten consecutive trading dates (the “Premium Trading Days”) during the unexpired term of the warrants, the closing price of the Company’s shares on the TSXV exceeds $6.50 (approximately CAD $8.7562), the exercise period of the warrants would be reduced to 30 days, starting seven days after the last Premium Trading Day. The Company will announce any such accelerated expiry date by press release. All other terms of the Warrants remained unchanged.

On March 19, 2024, the Company summarized its achievements in 2023 noting it was year of substantial clinical, technological and regulatory progress. Key milestones included: 1) the grant of U.S. ODD for the XRx-008 program for ADPKD that is being developed under the US FDA 505(b)(2) rules; and, 2) ongoing discussions with the FDA have aligned our endpoints and other Phase 3 clinical trial elements to make XORLOTM the Company’s proprietary oxypurinol formulation, eligible for accelerated approval.

On March 27, 2024, the Company announced the appointment of Dr. Ronald Perrone, MD to its Clinical Advisory Board. Dr. Perrone is Professor of Medicine at Tufts University School of Medicine in Boston, Massachusetts. Dr. Perrone is board certified in Nephrology. He did his Internal Medicine residency at Grady Memorial Hospital in Atlanta and Nephrology fellowship at Boston University Medical Center. Dr. Perrone’s research involves clinical investigations focused on kidney disease with a special emphasis on PKD. He is heavily involved in clinical research in ADPKD clinical trials and works with regulatory agencies such as the FDA to contribute to the development of database assessment tools to validate total kidney volume as a biomarker for PKD progression. Dr. Perrone’s focus on translational clinical trial interventions in ADPKD includes trials for Sanofi, Reata, Palladio Biosciences, HALT-PKD, the TAME PKD Metformin trial, TEMPO and REPRISE trials for Tolvaptan. Dr. Perrone also initiated a PKD Database Consortium in 2007 which led to the creation of the PKD Outcomes Consortium in 2009. The PKD Outcomes Consortium, comprising contributors from academia, the pharmaceutical industry, National Institute of Health (“NIH”), FDA, the Clinical Data Interchange Standards Consortium (“CDISC”), and the Critical Path Institute (“C-Path”), is creating the groundwork for validation of for biomarkers and clinical trial and regulatory endpoints in ADPKD. This work is ongoing and involves frequent interactions with the FDA and the European Medicines Agency. Dr. Perron has co-authored over 100 peer-reviewed publications on a variety of kidney diseases, including many on PKD.

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

On April 22, 2024, the Company announced a research paper titled, “Raising serum uric acid with a uricase inhibitor worsens PKD in rat and mouse models,” was accepted for publication in the peer-reviewed American Journal of Physiology-Renal Physiology and published online April 19, 2024. The study reported health consequences associated with increasing serum uric acid (“SUA”) in mice or rat models of ADPKD, specifically the effects of increasing SUA on cyst growth and kidney size. This study showed, for the first time, that chronically increased SUA can significantly increase cyst index and increase kidney size in ADPKD. Independent of the modifying effects of chronically increased SUA, a fundamental new discovery from this study was that over expression of xanthine oxidase (“XO”) in kidney tissue was present, suggesting aberrant purine metabolism may be present in ADPKD and suggesting a possible role of XO in disease progression. Inhibition of XO using XORLO™, XORTX’s proprietary formulation of oxypurinol, substantially lowered uric acid concentrations, attenuated the effects of chronically increased SUA on cyst index and kidney size in the RC/RC mouse model of ADPKD in this study.

On April 30, 2024, the Company announced that it received TSXV approval to amend the terms of 1,024,099 outstanding common share purchase warrants. The exercise price of the warrants was adjusted to USD $5.00 per share, down from higher original prices, following a series of private placements in 2021 and 2022.

On May 17, 2024, the Company announced that it received approval from the TSXV to amend the terms of 910,000 outstanding common share purchase warrants issued on October 15, 2021. The exercise price was reduced to USD $5.00 per share, down from the previous adjusted price of USD $42.93 per share following a 9:1 consolidation. This re-pricing completed a previously announced adjustment and included an acceleration provision.

On June 4, 2024, the Company announced that it will participate in the BIO International Convention 2024, held from June 3-6, 2024. Dr. Allen Davidoff, the CEO, will present an overview of the Company, covering its progress and upcoming regulatory and clinical activities.

On August 20, 2024, the Company announced that its abstract, titled “Xanthine oxidase in rats, mice, and humans with polycystic kidney disease,” was accepted by the American Society of Nephrology (“ASN”). The study, conducted at the University of Colorado under Dr. Charles Edelstein’s independent lab, will be presented during the session on “Genetic Diseases: Cystic - Therapeutic Investigations and Prognosis.”

On August 29, 2024, the Company reported that recent peer-reviewed research highlights genetic factors linked to the over-expression of XO, playing a role in kidney disease and other conditions. These findings support XORTX’s approach of inhibiting XO to treat kidney and other diseases.

On September 12, 2024, the Company refiled its management’s discussion and analysis (“MD&A”) for the financial year ended December 31, 2023, and the interim period ended June 30, 2024, following a review by the Alberta Securities Commission. The amended MD&A includes the full definition of Disclosure Controls and Procedures and additional details on the use of funds and estimated costs for the Company’s product candidates. The amended MD&A was reviewed by the Audit Committee and approved by the Board of Directors.

On September 13, 2024, the Company announced that it held its annual and special meeting on September 12, 2024, with 31% of the Company’s shares represented. All resolutions were approved, including the election of seven management nominees to the board of directors, the appointment of Smythe LLP as auditors, authorization for directors to fix their remuneration, and the re-approval of the stock option plan. Detailed voting results can be found in the Report of Voting Results on the Company’s SEDAR+ profile.

On October 9, 2024, the Company announced that it launched a precision medicine program, building on recent peer-reviewed research that links genetic factors to the over-expression of XO, contributing to kidney disease and other conditions. This innovative approach combines genetic diagnostics and XO inhibition to target individuals most in need, expanding the Company’s therapeutic programs for kidney disease and related diseases like sepsis.

On October 18, 2024, the Company closed a registered direct offering and concurrent private placement for the purchase and sale of 810,810 common shares (or pre-funded warrants in lieu thereof) (the “October 2024 Offering”). At closing, through the registered direct offering, the company sold: (i) 320,000 common shares at a price of $1.85 per share. and (ii) 490,810 pre-funded warrants at a price of $1.8499 per pre-funded unit, with each pre-funded unit consisting of one pre-funded warrant to purchase one common share(the “October 2024 Pre-Funded Warrants”). The October 2024 Pre-Funded Warrants have an exercise price of $0.00001 per share, and will terminate once exercised in full. As at the date of this Annual Report, all October 2024 Pre-Funded Warrants have been exercised. In addition, through the concurrent private placement, the Company sold 810,810 common share purchase warrants (the “October 2024 Common Warrants”), with an exercise price of $2.18 per Common Warrant Share, exercisable immediately upon issuance with a term of five years from the date of issuance. Aggregate gross proceeds amounted to $1,499,993. The Company used the net proceeds from the offering for working capital and general corporate purposes.

On October 24, 2024, the Company announced the acceptance of an abstract titled “Xanthine oxidase in rats, mice, and humans with polycystic kidney disease,” by the American Society of Nephrology. The study was conducted at the University of Colorado and sponsored by XORTX. Key findings included:

●	In rat or mouse models of Polycystic Kidney Disease (PKD), increasing uric acid worsened cyst growth, while using the XO inhibitor Oxypurinol reduced both uric acid levels and cyst growth.
●	Clinical results from the Halt Clinical Trial showed that elevated serum uric acid was linked to increased kidney volume, faster PKD progression, and earlier onset of high blood pressure in patients.

On December 12, 2024, the Company announced that Dr. Davidoff would present at the Rare and Genetic Kidney Disease Summit in Boston on December 12, 2024. His presentation, titled “Autosomal Dominant Polycystic Kidney Disease - Genetic and Environmental Factors → Evidence for Aberrant Purine Metabolism as a Second Hit Determining Disease Progression,” highlighted XORTX’s recent discoveries, including research showing that genetic factors influencing XO over-expression may play a significant role in the progression of ADPKD by impacting purine metabolism.

On December 19, 2024, Dr. Michael Bumby, a biotech/pharma industry veteran, joined the Company as its Chief Financial Officer replacing James Fairbairn, the Company’s then current Chief Financial Officer.

Significant Acquisitions During 2024

XORTX did not complete any significant acquisitions during its most recently completed financial year.

Additional Information

Additional information relating to the Company can be found on the SEDAR+ website at www.sedarplus.ca and on the SEC website at www.sec.gov. The SEC’s website contains reports, information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a website at www.xortx.com. Information contained in, or accessible through, our website is not a part of this Annual Report, and the inclusion of our website address in this Annual Report is an inactive textual reference.

4.B.Business Overview

Overview

XORTX Therapeutics is a late clinical-stage biotechnology company focused on identifying, developing and potentially commercializing therapies to treat diseases modulated by aberrant purine and uric acid metabolism in indications such as gout, autosomal dominant polycystic kidney disease (“ADPKD”) an orphan (rare) disease and larger, more prevalent type 2 diabetic nephropathy (“T2DN”) as well as acute kidney injury (“AKI”) associated with respiratory virus infection.

Our focus is on developing unique therapeutic products to:

●	treat gout patients, specifically those that have shown an intolerance to treatment with allopurinol;
●	slow or reverse the progression of chronic kidney disease in patients at risk of end stage kidney failure;
●	address the immediate need of individuals facing AKI associated with respiratory virus infection; and
●	Treat patients with type 2 diabetic nephropathy.

We are also looking to identify other opportunities where our existing and new intellectual property can be leveraged to address health issues.

We believe that our technology is underpinned by well-established research and insights into the underlying biology of aberrant purine metabolism, chronically high serum uric acid and its health consequences. Our aim is to advance a novel proprietary formulation of oxypurinol, a uric acid lowering agent that works by effectively inhibiting xanthine oxidase. We are developing innovative product candidates that include new or existing drugs that we believe can be adapted to address different disease indications where aberrant purine metabolism and/or elevated uric acid is a common denominator, including gout, polycystic kidney disease, pre-diabetes, insulin resistance, metabolic syndrome, diabetes, diabetic nephropathy, and infection. We are focused on building a pipeline of assets to address the unmet medical needs of patients with a variety of serious or life-threatening diseases using our innovative formulations of oxypurinol, and in combination with uric acid lowering agents - a pipeline-in-a-product strategy supported by our intellectual property, established exclusive manufacturing agreements, and proposed clinical trials with experienced clinicians.

Our four current unique product development programs are:

●	XRx-026, a program for the treatment of gout;

●	XRx-008, a program for the treatment of ADPKD;
●	XRx-101, a program to treat AKI associated with respiratory virus infection, AKI and associated health consequences; and
●	XRx-225, a program for the treatment of T2DN.

At XORTX, we aim to develop medications to improve the quality-of-life of patients with life threatening diseases by modulating aberrant purine and uric acid metabolism, including lowering chronically increased elevated uric acid as a therapy.

Our Proprietary Therapeutic Programs

Our expertise and understanding of the pathological effects of aberrant purine metabolism combined with our understanding of uric acid lowering agent structure and function, has enabled the development of our proprietary therapeutic platforms. These are a complementary suite of therapeutic formulations designed to provide unique solutions for acute and chronic disease. We believe our therapeutic platforms can be used alone, or in combination, with synergistic activity for a tailored approach to a variety of disease entities that can address disease in multiple body systems through management of chronic or acute hyperuricemia, immune modulation, and metabolic disease. We continue to leverage these therapeutic platforms to expand our pipeline of novel and next generation drug-based product candidates that we believe could represent significant improvements to the standard of care in multiple acute and chronic cardiovascular and renal diseases.

We believe our in-house drug design and formulation capabilities confer a competitive advantage to our therapeutic platforms and are ultimately reflected in our programs. Some of these key advantages are:

Highly modular and customizable

We believe our platforms can be combined in multiple ways and we believe this synergy can be applied to address acute, intermittent or chronic disease progression. For example, our XRx-026 and XRx-008 programs are designed for longer term stable chronic oral dosing of XOI, decreasing production of uric acid. We believe that our formulation technology allow us to manage the unique challenges of cardiovascular and renal disease by modulating purine metabolism and its negative health consequences on the body. Our XRx-101 program for AKI associated with respiratory virus infection is designed to produce rapid suppression of hyperuricemia then maintain purine metabolism at a low level during viral infection and target management of acute organ injury. Our XRx-008 program is designed for longer term stable chronic oral dosing of xanthine oxidase inhibitors. We believe the capabilities of our formulation technology allow us to manage the unique challenges of cardiovascular and renal disease by modulating, purine metabolism, inflammatory and oxidative state.

Fit-for-purpose

We believe our platforms can be utilized to engineer new chemical entities and formulations of those agents that have enhanced properties. For example, our XRx-225 product candidate program represents a potential new class of xanthine oxidase inhibitor(s) with a design that enhances their anti-inﬂammatory activity. The capability of tailoring the potential therapeutic benefit of this class of new agents permits us to identify targets and diseases that may respond to treatment. Through rational design, we can further optimize those small molecules and proprietary formulations to maximize their clinical potential and importantly their therapeutic effects, while minimizing potential adverse events.

Readily scalable and transferable

We believe our in-house small molecule and formulations design expertise are intended to create a steady succession of drug product candidates that are scalable, efficient to manufacture and produce large scale, high purity active pharmaceutical drug product. We believe this will provide a competitive advantage, new intellectual property and the opportunity to provide first-in-class products that target unmet medical needs and meaningful improvements to quality of life.

Our team’s expertise with the development of uric acid lowering agents, specifically regarding the development and use of xanthine oxidase inhibitors, has enabled the development of our therapeutic product candidates to treat the symptoms of, and potentially reduce gout attacks, delay the progression of ADPKD, AKI due to respiratory virus infection, and T2DN. There is no guarantee that the FDA will approve our proposed uric acid lowering agent(s) and product candidates for the treatment of gout, kidney disease or the health consequences of diabetes.

Product Candidate Pipeline

Our product candidates include XRx-026, XRx-008, XRx-101, and XRx-225. Our lead program, XRx-026 is designed to treat gout. This program has recently been prioritized by XORTX in our development efforts as we believe it represents a near-term opportunity for marketing approval and revenue generation. The Company believes that this program has sufficiently advanced through required chemistry, manufacturing pharmacology, toxicology and clinical studies, with the exception of a pharmacokinetic bridging study which will be conducted. Discussions with the FDA are ongoing to confirm readiness for NDA submission to gain marketing approval through the Section 505(b)(2) regulatory pathway. The Company’s second program, XRx-008, has reported topline results for the XRX-OXY-101 Bridging Pharmacokinetic Study of XORLOTM (the “XRX-OXY-101 PK Clinical Trial”) in advance of initiating Phase 3 registration clinical trial testing, the last stage of clinical development before application for FDA approval. Discussions with the FDA have confirmed that a single clinical trial with a one-year treatment period would be sufficient to make this program eligible for accelerated approval once the benefit of XORLOTM on decreasing the rate of decline of glomerular filtration rate was demonstrated. Our reported pharmacokinetic bridging study XRX-OXY-101 supports both the XRx-008 and XRx-101 programs. Future late-stage clinical studies targeting attenuation or reversal of AKI in hospitalized individuals with respiratory virus infection are planned. XRx-225 is a non-clinical stage program advancing new chemical entities toward the clinical development stage.

Products

With respect to the Company’s lead and most advanced development program, XRx-026, the FDA has provided responses to the Company’s Type B Meeting Package clarifying the remaining steps needed for submission of an NDA through the Section 505(b)(2) regulatory pathway for the treatment of gout. A pharmacokinetic bridging study will be conducted to support NDA submission. XORTX intends to advance this drug to marketing approval pending its FDA discussions. The Company believes that peak net sales revenue for this product could reach more than $500 million USD per year.

XRx-008 is XORTX’s late clinical stage program focused on demonstrating the potential of its novel product candidate for ADPKD. XRx-008 is the development name given to XORTX’s therapeutics program and associated proprietary oral formulation of oxypurinol, appropriate for use in individuals with progressively decreasing kidney filtering capacity.

XORTX is also developing a drug product combination therapy that includes both intravenous uric acid lowering therapy combined with an oral anti-hyperuricemic xanthine oxidase inhibitor, XRx-101, for use in treating patients with AKI associated with respiratory virus infection including co-morbidities such as acute cardiac injury and sepsis.

XORTX is currently evaluating novel XOI candidates for its XRx-225 program to treat T2DN as well as developing new chemical entities to address other orphan and large market disease patients with unmet medical needs.

Patents

XORTX is the exclusive licensee of two U.S. granted patents with claims to the use of all uric acid lowering agents to treat insulin resistance and diabetic nephropathy. Counterparts for some of these patent applications have also been submitted in Europe. In both the US and Europe, XORTX wholly owns composition of matter patents and applications for unique proprietary formulations of xanthine oxidase inhibitors. To date, three patents have been granted: one in the U.S. and two in Europe. XORTX has also submitted two patent applications to cover the use of uric acid lowering agents for the treatment of the health consequences of respiratory virus infection. Recently, XORTX filed a third provisional patent application covering formulations and methods of dosing xanthine oxidase inhibitors in individuals with kidney disease.

XORTX Therapeutics Pipeline:

The interpretation by XORTX based upon FDA discussions is that the 505(b)(2) pathway and right of reference to the former NDA provide XORTX the ability to rely upon previous Phase 1 and Phase 2 clinical studies and/or conduct its own additional Phase 1 and Phase 2 studies for the XRx-008 and XRx-101 programs. However, we may elect to conduct our own Phase 1 and Phase 2 studies as necessary or required to further support and gain marketing approval in the aforementioned programs. XORTX believes that the XRx-008 program will be eligible for accelerated review.

Our Strategy

Our goal is to apply our interdisciplinary expertise and pipeline-in-a-product strategy to further identify, develop and commercialize novel treatments for rare/orphan and broader indications related to health consequences associated with gout, progressive kidney disease and the health consequences of diabetes. To achieve this objective, we intend to pursue the following strategies:

1.	Subject to discussions with US FDA, prepare commercial supply of drug substance and drug product, conduct a bridging pharmacokinetics study and then submit an NDA to the FDA, for the XRx-026 product candidate program, which we believe will address an unmet medical need for gout.
2.	Subject to discussions with FDA, following the successful completion of the Phase 3 clinical registration trial of XRx-008 product candidate program submit an NDA to the FDA, requesting review under the Accelerated Approval program status. We believe introduction of this class of drug could establish a new standard of care for ADPKD.
3.	Maximize the potential of the XRx-026 and XRx-008 product candidate programs, if approved, through independent commercialization and through opportunistic collaborations with third parties.
4.	Leverage our pipeline-in-a-product strategy and experience, developing additional proprietary formulations of xanthine oxidase inhibitor and/or uric acid lowering agents to treat select rental indications and complement our activities through acquisitions or in-licensing opportunities in nephrology and diabetes when opportunities arise.

Background

Uric acid is an essential molecule necessary for excretion of excess purines and nutrients within the circulation. However, at chronically high levels, serum uric acid (“SUA”) acts through a newly discovered mechanism to cause disease. If untreated, high uric acid levels may eventually lead to the development of gout, kidney stones, cardiovascular disease, permanent bone, joint and tissue damage, kidney disease, such as ADPKD and AKI, and heart disease. Research has also shown a link between high uric acid levels and cardiovascular and renal diseases, hypertension, insulin resistance, type 2 diabetes, high blood pressure, and fatty liver disease. Figure 1 provides a background on the formation and use of uric acid in the body.

Figure 1: Dietary sources of purines such as yeast, shellfish, organ meats can lead to chronically increased nucleic acids and purines in the circulation. Both are broken down by the liver into uric acid for excretion. Fructose stimulates the liver to produce endogenous purines and can lead to increased serum uric acid. Prior to arrival at the bladder, uric acid can be reabsorbed by the kidney for re-use as a building block for new purine and nucleotide synthesis. In addition, recent epidemiologic studies have reported that certain genetic factors, predispose some individuals to chronically high levels of uric acid and secondary disease.

We are focusing on a pipeline-in-a-product strategy with new applications of selected product candidates that treat such diseases and conditions related to chronically high SUA, particularly ADPKD.

Gout is a miserable disease. Acute gout attacks are extremely painful, but fortunately short-lived. Chronic gout can have a very negative impact on quality of life and can be both disabling and deforming. The incidence of gout increases with age, and it is largely a disease of older men and postmenopausal women. Patients with gout frequently have other chronic diseases, particularly kidney disease, obesity, and diabetes. Patients with chronic gout usually benefit significantly from allopurinol treatment. Gout flares are reduced or eliminated, tophaceous deposits are reabsorbed and renal complications are reversed. Unfortunately, approximately 2-4% of patients treated with allopurinol develop a rash or other adverse reaction to allopurinol and must discontinue the medication. These allopurinol-intolerant patients are often without an effective alternate treatment that will lower serum uric acid (SUA) and control their chronic gout symptoms and complications. This small population of patients with chronic gout and intolerance to allopurinol has an unmet medical need and no therapeutic alternatives. Oxypurinol treatment has the potential to benefit approximately 70-75% of these patients. The population of individuals who are intolerant of allopurinol and that could potentially benefit is estimated to number 120,000 to 150,000 patients in the US. Oxypurinol is the active metabolite of allopurinol and like allopurinol, is a xanthine oxidase inhibitor.

Physiologically, SUA would appear to be a natural measure of therapeutic effectiveness in chronic gout. Uric acid precipitates at approximately 7 mg/dL at 37ºC. Elevated SUA is an important diagnostic measure in chronic gout and a clinical measure that can be monitored during the management of the disease and guide therapy. Observational studies have demonstrated that chronic gout patients have fewer acute gout symptoms when SUA levels are maintained at < 6 mg/dL and that tophi resolve more quickly when SUA is maintained at lower levels.

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

Current Therapies and Treatments in Development

Currently, allopurinol is the first in line drug of choice for treating individuals with gout. However, ~3-5% of individuals cannot tolerate this drug. An alternative drug, Febuxostat, has a side effect profile that limits its use in patients. The XRx-026 program aims to provide a safe, effective and well tolerated alternative therapy for individuals with chronically high serum uric acid levels that cause gout attacks.

In addition, patients with hyperuricemia and chronic kidney disease currently have few treatment options.

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

Prior FDA Review of Oxypurinol

Oxypurinol was developed as an alternative therapy to allopurinol in gout patients who were intolerant of allopurinol. Oxypurinol is an active metabolite of allopurinol. In 2003, a third-party company Cardiome Pharma Corp. (“Cardiome”) filed an NDA for the orphan indication of allopurinol intolerant gout. Cardiome announced via a press release the approvable letter for oxypurinol for allopurinol intolerant hyperuricemia that Cardiome Pharma Corp. announced it had received via a press release dated June 24, 2004 (the “Prior FDA Review”). The press release stated that “prior to final marketing approval, the FDA requires additional clinical and manufacturing data from Cardiome.” Oxypurinol has never been approved for the treatment of gout.

XORTX Small Molecule Therapeutics

Small molecule therapeutics and biologics have led to improvements in kidney disease patient outcomes compared to more traditional therapies. However, some patients acquire resistance to, become refractory to, or cannot tolerate the increased toxicity of current treatments. Importantly, these treatments often only delay disease progression. As a result, there is a need for new therapies with improved, long-lasting efficacy and reduced toxicity. We believe the future of treatment of kidney diseases will be defined by multifunctional therapeutics specifically designed to act through multiple action mechanisms to enhance efficacy, overcome resistance and with a lower risk of adverse events. Furthermore, we believe our proprietary small molecule discovery and formulation program innovations and engineering capabilities uniquely enable us to develop the next generation of kidney therapeutics, including new molecular entities with secondary pharmacologic effects, to help address this treatment gap. Our proprietary pipeline-in-a-product strategy uniquely allows us to utilize all of the above approaches in our mission to allow patients to manage and control the negative symptoms and progression of kidney disease.

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

Despite a need for new therapies, there have been few new drugs developed for chronic kidney diseases. We believe our proprietary formulation of xanthine oxidase inhibitors, particularly for the XRx-026 and XRx-008 programs, could become a significant treatment option for patients suffering from gout and ADPKD, respectively.

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

Product Candidate Pipeline

XRx-026 for the treatment of gout

Overview

The XRx-026 program is designed to decrease the chronically high serum uric acid concentration in the blood (SUA) by inhibiting the production of uric acid by the xanthine oxidase enzyme by administering a xanthine oxidase inhibitor – oxypurinol. Common symptoms that accompany chronically increased SUA are gout, prevalence of kidney stones, systemic inflammation, rheumatoid arthritis, endothelial dysfunction, metabolic syndrome, diabetes and kidney disease in patients. Many individuals with high uric acid – hyperuricemia – and gout take a xanthine oxidase inhibitor on a daily basis. Therapeutic options are limited.

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

Potential Advantages of XORLOTM formulation from the XRx-026 program for gout

XORLOTM from the XRx-026 program, under our granted formulation patent, is a product candidate intended to be administered once daily to inhibit the xanthine oxidase enzyme and thereby decrease uric acid production consequently decreasing chronic injury associated with hyperuricemia and decrease the frequency of gout attacks, tophi and kidney stone development.

We believe our proprietary formulation of xanthine oxidase inhibitor, XORLOTM from the XRx-026 program, could become a significant treatment option for patients suffering from gout. We believe the proprietary formulation of oxypurinol – XORLOTM can increase the bioavailability of oxypurinol substantially and have reported clinical findings with this result. So far, based upon the results of publicly available third-party clinical trials, over 600 patients have been treated clinically with oxypurinol, and results have shown that the rate of adverse events such as rash and liver enzyme elevation is substantially reduced, suggesting that oxypurinol may be superior in terms of tolerability to allopurinol. The XORLOTM product candidate includes the addition of L-Arginine as bioavailability enhancer and a nephron-protective effect has been observed. Therefore, we believe our patented formulation of oxypurinol may provide an additional benefit compared to allopurinol alone. A therapeutic intervention to reduce uric acid could provide a treatment modality that ultimately reduces inflammation and modifies the underlying disease pathology. There have been no adverse events reported that are unique to oxypurinol. Importantly, in this group of over 600 patients exposed to oxypurinol, no serious adverse events related to Stevens-Johnson Syndrome have been reported.

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

Anticipated clinical development of XORLOTM

Oxypurinol, a significant pharmaceutically active ingredient of the XORLOTM product candidate, is not yet approved for marketing anywhere in the world, though it was previously reviewed by the FDA between 2003 and 2005 as sponsored by a third-party, Cardiome but it did not receive FDA marketing approval. We plan to rely on the prior research conducted and published in peer-reviewed journals and the prior FDA Review and approval of Zyloprim (allopurinol), as well as results of studies conducted by XORTX, to support our application for the FDA approval of XORLOTM. We believe XORLOTM and the XRx-008 development program may utilize the FDA 505(b)(2) developmental pathway to support an application for approval of a reformulation of oxypurinol with increased bioavailability and potentially superior tolerability compared to allopurinol. We also plan to pursue the hybrid application of the EU Centralized Procedure, a procedure for the authorization of medicines, where there is a single application, a single evaluation and a single authorization throughout the European Union pursuant to article 10(3) of Directive 2001/83/EC, for the approval of this product candidate.

Based upon this strategy, the XRx-026 program has completed a bridging pharmacokinetic study – XRX-OXY-101 – designed to describe the bioavailability of the unique proprietary formulation and characterize the oral dosing for the Company’s planned Marketing application for gout. Based upon discussions with the FDA, on additional pharmacokinetics bridging study, with circulating oxypurinol levels in the presence of food, using the commercial formulation of table, will characterize the range of uric acid lowering in the fasted and fed state.

XRx-008

Overview

The XRx-008 program is designed to decrease the rate of progression and chronic injury associated with kidney disease in patients with ADPKD. Common symptoms of ADPKD include increased kidney volume, SUA, hypertension, endothelial dysfunction, substantial cardiovascular disease, increased protein in the urine and decreased filtering capacity of kidneys. For many ADPKD patients, uric acid levels are increased above the normal range, and in many instances result in the onset of kidney stones, cardiovascular disease and gout. As ADPKD progresses, patients and treating physicians currently have limited therapeutic options to slow or halt progression toward ESRD.

Current treatment of diseases

Only one therapeutic is currently approved to treat ADPKD – tolvaptan (Jynarque). This therapy has been reported to slow the progression of total kidney volume in individuals with ADPKD and decline of kidney function. Its use is limited by an adverse event profile that includes a black box warning for liver toxicity and other lesser adverse events. Together, this adverse event profile limits the use of this drug to approximately 5% of individuals diagnosed with ADPKD.

The XRx-008 program is developing a unique proprietary formulation of oxypurinol design to address the therapeutic needs of those individuals with progressing kidney disease, whose disease appears to be accelerated by the presence of hyperuricemia.

Oxypurinol has not been approved for marketing in the U.S. or elsewhere.

Potential Advantages of XORLOTM formulation from the XRx-008 program for ADPKD

The unique proprietary formulation of oxypurinol for the XRx-008 program, differs from the XRx-026 program, though under our granted formulation patent, is a product candidate intended to be administered once daily to inhibit the xanthine oxidase enzyme and thereby decrease uric acid production consequently decreasing chronic injury associated with progressing kidney disease in patients with ADPKD. Decreasing the production of uric acid is expected to decrease systemic and kidney inflammation, decrease the rate of initiation of cyst genesis and cyst growth, reverse endothelial dysfunction, decrease proteinuria, and decrease the rate of cardiovascular disease progression and decreases the rate of decline of kidney filtering capacity, all to the benefit of patients with ADPKD.

We believe our proprietary formulation of xanthine oxidase inhibitor, from the XRx-008 program, could become a significant treatment option for patients suffering from ADPKD. We believe this formulation can increase the bioavailability of oxypurinol substantially and have reported clinical findings with this result. So far, based upon the results of publicly available third-party clinical trials, over 600 patients have been treated clinically with oxypurinol, and results have shown that the rate of adverse events such as rash and liver enzyme elevation is substantially reduced, suggesting that oxypurinol may be superior in terms of tolerability to allopurinol. The unique formulation of oxypurinol product candidate includes the addition of L-Arginine as bioavailability enhancer and a nephron-protective effect has been observed. Therefore, we believe our patented formulation of oxypurinol may provide an additional benefit compared to allopurinol alone. A therapeutic intervention to reduce uric acid could provide a treatment modality that ultimately reduces inflammation and modifies the underlying disease pathology. There have been no adverse events reported that are unique to oxypurinol. Importantly, in this group of over 600 patients exposed to oxypurinol, no serious adverse events related to Stevens-Johnson Syndrome have been reported.

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

Anticipated clinical development

XORLOTM is a unique proprietary formulation of oxypurinol, a significant part of the unique proprietary formulation of oxypurinol product candidate, is not yet approved for marketing anywhere in the world, though it was previously reviewed by the FDA between 2003 and 2005 as sponsored by a third-party, Cardiome but it did not receive FDA marketing approval. We plan to rely on the prior research conducted and published in peer-reviewed journals and the prior FDA Review and approval of Zyloprim (allopurinol), as well as results of studies conducted by XORTX, to support our application for the FDA approval of our unique proprietary formulation of oxypurinol. We believe our unique proprietary formulation of oxypurinol and the XRx-008 development program may utilize the FDA 505(b)(2) developmental pathway to support an application for approval of a reformulation of oxypurinol with increased bioavailability and potentially superior tolerability compared to allopurinol. We also plan to pursue the hybrid application of the EU Centralized Procedure, a procedure for the authorization of medicines, where there is a single application, a single evaluation and a single authorization throughout the European Union pursuant to article 10(3) of Directive 2001/83/EC, for the approval of this product candidate.

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

XRx-101

Overview

Our third program, XRx-101, is being developed for the treatment of AKI associated with respiratory virus infections, such as COVID-19. Approximately 7.5% individuals with COVID-19 infection are hospitalized. In our study with the Icahn School of Medicine in the second half of 2020, we found that among patients hospitalized with COVID-19, 36% had AKI at the time of admission and an additional 23% developed AKI during hospitalization. Many of these individuals have SUA over 7.5 mg/dL - a concentration of SUA associated with saturation of the circulatory system, crystal formation, and acute organ injury. Uric acid crystal formation in the blood has been associated with AKI in the setting of tumor lysis after major cardiac surgery and crushing trauma. In this setting, efforts to rapidly decrease SUA concentrations have shown promise for decreasing acute injury and improve prognosis. When uric acid crystals form in the blood, acute injury to blood vessel, lungs, kidneys and heart has been described in literature. Strategically, for hospitalized patients with respiratory virus infection and evidence of high uric acid accompanied by evidence of AKI, rapidly decreasing SUA concentration may represent an important treatment to protect kidneys and other organ function.

Since over 25% of people infected with COVID-19 also had diabetes as co-morbidity, we believe that it is plausible that uric acid is also elevated in these individuals prior to infection and that XRx-101 could potentially become a valid treatment for this patient group. Elevated uric acid is highly correlated with inflammation which has been the primary diagnostic among all the more infected people with the virus which then leads to a worsen clinical outcome. Studies have shown a strong association between elevated interleukin-6 and Creatinine Reactive Protein (“CRP”) inflammation markers and worsening outcomes leading to the Intensive Care or death. A recent study by Jamie Hirsh, et al., titled Acute kidney injury in patients hospitalized with COVID-19 (Clinical Investigation 2020; 98: 209), analyzed health records of 5,449 hospitalized patients, and showed that 36.6% developed AKI. Among those patients with AKI, 35% died, 26% were discharged and 39% were still hospitalized as of the publishing of the Hirsh’s report. In March 2021, a group of nephrologists and scientists from Yale published a peer-reviewed paper at Journal of the American Medical Association, titled Assessment of Acute Kidney Injury and Longitudinal Kidney Function After Hospital Discharge Among Patients With and Without COVID-19 (JAMA Netw Open. 2021;4(3): e211095), showing that in a cohort study of 1,612 patients with AKI monitored after their index hospitalization, estimated glomerular filtration rate declined by 11.3 mL/min/1.73 m2 per year faster in patients with COVID-19–associated AKI compared with patients with AKI not associated with COVID-19. This finding persisted after adjusting for patient’s baseline comorbidities and severity of AKI.

Current treatment of diseases

Currently many anti-viral drugs and monoclonal antibody therapies have been approved by the FDA for treatment of COVID-19 infections or are authorized for COVID-19 under the FDA Emergency Use Authorization (“EUA”). They include: remdesivir, tocilizumab, baricitinib, anakinra, lagevrio, paxlovid, evusheld, acetemra, sotrovimab, propofol-lipuro, REGN-COV2, bamlanivimab in combination with etesevimab, casuvurumab plus imdevimab, COVID-19 convalescent plasma, regiocit, Fresenius kabi propoven, and vilobelimab.as Additionally, dexamethasone has been approved under the National Institute of Health Guidance. There are currently no approved drugs to treat patients with COVID-19 who are at high risk of kidney failure.

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

When initiated, the XRx-101 clinical development program will target and characterize the potential kidney protective effects of this novel therapy, subject to discussions with the FDA. Two key third-party studies, one in a mouse model of influenza and another in herpes infection, have shown that allopurinol can act as an anti-viral, lower uric acid, and also protect organs. In the setting of serious viral infection and acute tissue damage, we believe XRx-101 can act to inhibit xanthine oxidase expression due to hypoxia or tissue destruction, therefore preventing increased SUA concentration from reaching saturation levels at which uric acid crystals could trigger an AKI. Most importantly, we believe that excipients in the formulation such as L-arginine, a basic amino acid and nitric oxide source, can increase the aqueous solubility of uric acid thereby also decreasing crystal formation associated with tumor lysis-like syndrome due to respiratory virus infections, such as COVID-19 infections. L-arginine has been shown to protect against kidney injury in the setting of ischemia reperfusion injury.

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

Anticipated clinical development of XRx-225

XRx-225 is in non-clinical development stages, and we have not conducted any clinical trials to date. XORTX is in the process of manufacturing XRx-225 in preparation for non-clinical pharmacology, toxicology, and pharmacokinetic animal testing, and then contemplates advancing to Phase 1 clinical testing, and thereafter further clinical development, subject to discussions with FDA. As the XRx-225 product candidate includes oxypurinol, we plan to rely on the prior research conducted and published in peer-reviewed journals and that in the prior FDA review and approval of Zyloprim (allopurinol), as well as study results to be sponsored by XORTX in support of the product candidate’s potential FDA approval.

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

Patent Family No.	Patent Family Name	XRx-101	XRx-008 or XRx-026	XRx-225	Additional Potential Candidates

1	Xanthine Oxidase Inhibitor Formulation Patents - Kidney, Cardiovascular, Neurological	X	X	X	Other indications such as gout, rare kidney diseases, cardiovascular and neurological diseases.

2	Virus, Coronavirus, Sepsis Health Consequences - Viral Induced Acute Organ, Kidney Injury	X			Generally applicable to viral infections, including respiratory and health consequences.

3	Methods of Enhancing Anti-Viral Therapies - Viral and Bacterial Infection	X			Generally applicable to Viral infections, including respiratory and health consequences.

4	Compositions and Methods for Treatment and Prevention of Insulin Resistance			X

5	Uric Acid Lowering Agents for Metabolic Syndrome (Treatment of Diabetic Nephropathy)			X

6	Compositions and Methods for Diagnosis, Treatment, and Prevention of Kidney Disease	X		X

7	Oral and Sublingual Formulation of Xanthine Oxidase Inhibitors and Methods of Treating Disease	X	X	X

Patent Family Member No. 1 is XORTX-owned and includes granted U.S. patent and European patent with the validation state selection in progress. Patent Family Member No. 2 is XORTX-owned includes a pending PCT, application. XORTX-owned Patent Family Member No. 3 includes a pending PCT application. These three families relate to our key product candidates and programs including XRx-026, XRx-101, XRx-008 and XRx-225 and our therapeutic platform technology, described elsewhere in this Annual Report, and also for additional potential product candidates. Patent Family Member No. 4 includes an issued U.S. patent for which XORTX is the licensee. Patent Family Member No. 5 includes an issued U.S. and European patent, each of which XORTX is the licensee. Family Member No. 6 includes a provisional patent application. Family Member No. 7 includes a provisional patent application.

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

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products or therapies that are safer, more effective, have fewer or less severe adverse events, are more convenient or are less expensive than any product candidates that we may develop. Our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products.

Our product candidates will compete with the therapies and currently marketed drugs discussed below.

●	XRx-026: XORLOTM from the XRx-026 program is intended to treat patients with gout. Currently, first line gout therapy is allopurinol, marketed by several manufacturers. Febuxostat is a secondary xanthine oxidase inhibitor marketed by Takeda.
●	XRx-008: Our unique proprietary formulation of oxypurinol from the XRx-008 program is intended to treat patients with ADPKD. Currently, the only FDA approved ADPKD-targeted therapy is tolvaptan, which is marketed as Jynarque from Otsuka Pharmaceuticals Co., Ltd.
●	XRx-101: XRx-101 is intended to treat patients AKI due to respiratory virus infection.

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

U.S. Small Molecule Drug Product Development Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA, pursuant to the FDCA. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, Form 483svoluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

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

The IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data to the FDA as part of the IND. Some nonclinical testing may continue even after the IND is submitted. In addition to including the results of the nonclinical studies, the IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated if the first phase lends itself to an efficacy determination. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical study on a clinical hold within that 30-day period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds at any time during the life of an IND, due to safety concerns or non-compliance, and a clinical hold may affect one or more specific studies, or all studies conducted under the IND. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

●	Phase 1. The product candidate is initially introduced into healthy human volunteers and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
●	Phase 2. The product candidate is evaluated in a limited patient population to identify possible adverse events and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.
●	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labelling.

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

U.S. Review and Approval Process

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, along with detailed descriptions of the product’s chemistry, manufacturing, and controls, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently over US$4.3 million for an NDA with clinical information. The manufacturer and/or sponsor under an approved NDA must also pay an annual program fee, currently over US$400,000. These fees are typically increased annually. Fee waivers or reductions are available in certain circumstances.

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

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter (“CRL”). The approval process is lengthy and often difficult, and notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the NDA does not satisfy its regulatory criteria for approval and deny approval or may require additional clinical or other data and information. If the agency decides not to approve an NDA, the FDA will issue a CRL that describes all of the specific deficiencies in the NDA identified by the FDA. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the CRL may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter to the applicant. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

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

Once an approval of a prescription drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters, Form 483s or other enforcement-related letters or clinical holds on post-approval clinical trials;
●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

●	product seizure or detention, or refusal to permit the import or export of products;
●	injunctions or the imposition of civil or criminal penalties;
●	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs; and
●	mandated modification of promotional materials and labeling and the issuance of corrective information.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. The Drug Supply Chain Security Act (“DSCSA”) was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of prescription drug products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be. Ongoing changes to policies and practices, including staffing cuts at FDA, under the new presidential administration may adversely impact our development and commercialization efforts.

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

State laws protecting health and personal information are becoming increasingly stringent. For example, California has implemented the California Confidentiality of Medical Information Act that imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information, and California has recently adopted the CCPA. The CCPA mirrors a number of the key provisions of the European Union’s General Data Protection Regulation (“GDPR”). The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Additionally, the California Privacy Rights Act (“CPRA”), was approved by California voters in the election on November 3, 2020. The CPRA modifies the CCPA significantly, potentially resulting in further uncertainty, additional costs and expenses in an effort to comply and additional potential for harm and liability for failure to comply. Other states in the U.S. have enacted privacy laws similar to CCPA.

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

Healthcare Reform and Potential Changes to Healthcare Laws

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our future products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates, including as a result of staffing cuts at the FDA. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations. Moreover, among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access.

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

The Inflation Reduction Act of 2022, or IRA, contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, the establishment of rebate payment requirements on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation, and requires manufacturers to provide discounts on Part D drugs. Orphan drugs that treat only one rare disease are exempt from the IRA’s drug negotiation program. Substantial penalties can be assessed for noncompliance with the drug pricing provisions in the IRA. The IRA could have the effect of reducing the prices we can charge and reimbursement we receive for our products, if approved, thereby reducing our profitability, and could have a material adverse effect on our financial condition, results of operations, and growth prospects. The effects of the IRA on our business and the pharmaceutical industry in general is not yet known.

In April 2025, President Trump signed an Executive Order with the goal of lowering prescription drug prices in the United States. The Order includes directives to various government agencies to take steps to achieve this goal. The Department of Health and Human Services is to propose guidance for the Medicare Drug Negotiation Program aimed at increasing transparency, prioritizing high-cost drugs, and minimizing negative effects on pharmaceutical innovation. Additional areas of focus, reflected in the Executive Order, include reforming the pharmaceutical supply chain, accelerating approvals of generics and biosimilars, streamlining reclassification of some prescription drugs to OTC status, steps to simplify and expand the importation of prescription drugs, and reducing anti-competitive behavior by pharmaceutical companies, including patent abuse and market manipulation. The success of these efforts is uncertain and the impact on our business and the pharmaceutical industry in general is not yet known.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional federal, state and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

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

Restrictions under applicable federal and state healthcare laws and regulations include the following:

●	The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
●	The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws, prohibit, among other things, knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. government. Actions under these laws may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. The federal government uses these laws, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other allegedly unlawful sales and marketing practices;
●	HIPAA created new federal, civil and criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, among other things, imposes reporting requirements on manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare, Medicaid, or the Children’s Health Insurance Program to report, on an annual basis, to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, chiropractors, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations impose specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities, which include certain healthcare providers, health plans, and healthcare clearinghouses, that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions;
●	Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;
●	State laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures to the extent that those laws impose requirements that are more stringent than the Physician Payments Sunshine Act, as well as state and local laws that require the registration of pharmaceutical sales representatives; and
●	State laws and foreign laws and regulations (particularly European Union laws regarding personal data relating to individuals based in Europe) that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Ensuring that our current and future business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws and that governmental authorities may conclude that our business practices may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal and administrative penalties, including monetary penalties, damages, fines, disgorgement, imprisonment, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, injunctions, reputational harm, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business in the future is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. We may also be subject to additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement with a governmental entity to resolve allegations that we have violated these laws. To the extent that any of our product candidates, if approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

4.C.Organizational Structure

The Company has one wholly owned subsidiary called XORTX Pharma Corp. Our organizational chart is below:

4.D.Property, Plant and Equipment

Not applicable.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Company for the year ended December 31, 2024 is included in this Annual Report in Exhibit 15.1.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.ADirectors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in the Company of each of our directors and senior management:

Name, Province / State and Country of Residence	Age	Position with the Company	Date Became a Director / Officer	Experience and Qualifications
Allen Davidoff, Alberta, Canada	65	President and Chief Executive Officer and Director	January 9, 2018

Current President and Chief Executive Officer of the Company since January 9, 2018 and its predecessor company, XORTX Pharma Corp. since July 2012; former Chief Scientific Officer and co-founder, Stem Cell Therapeutics Inc (Trillium Therapeutics). (November 2004 to December 2011). Ph.D. in Cardiovascular Physiology and Biophysics from the University of Calgary.

Michael Bumby, Ontario, Canada	61	Chief Financial Officer	December 18, 2024

Current Chief Financial Officer of the Company since December 18, 2024; current Director and Audit Committee Chair, MediPharm Labs since April 2023; former Chief Financial Officer, VIVO Cannabis Inc. (December 2017 to April 2023). Doctor of Veterinary Medicine degree from the University of Guelph; MBA from the University of Toronto.

Name, Province / State and Country of Residence	Age	Position with the Company	Date Became a Director / Officer	Experience and Qualifications
Stacy Evans, California, United States	51	Chief Business Officer	November 16, 2022

Over 20+ years’ experience in business development in the biopharmaceutical industry with leading biopharmaceutical companies. Current Chief Business Officer of the Company since November 16, 2022 and independent industry consultant since 2015. M.D. from McGill University; Executive MBA from Columbia University.

William Farley,(1)(2)(3) New York, United States	71	Director	May 12, 2021

Over 35 years’ experience in business development, sales and leading efforts in drug discovery, development and partnering. Current Chief Business Officer, Expert Systems, Inc. since January 2025; Director, Globestar Therapeutics Corporation since April 2021. Former Vice President, Business Development, Sorrento Therapeutics, Inc. and its subsidiary companies Levena BioPharma Co., Ltd. and Scilex Pharmaceutics, Inc. as well as its Sofusa division (September 2016 to December 2023). Bachelor of Science in Chemistry from State University of New York, Oswego.

Anthony J. Giovinazzo,(1)(3) Ontario, Canada	67	Non-Executive Chair	June 3, 2022

Director, Conavi Medical Inc. (formerly Titan Medical Inc.) since September 2020; Executive Chair, Kalgene Inc., a private company since July 2021; former Director and CEO (November 2009 to March 2017), Cynapsus Therapeutics Inc., a TSX and Nasdaq listed company, that was acquired in an all-cash transaction with Sunovion Pharmaceuticals Inc. for $841 million. Former Director, ProMIS Neurosciences Inc. (March 2017 to September 2020), Pond Technologies Holdings Inc. (October 2020 to June 2021); and Microbix Biosystems Inc. (December 2020 to March 2022). Master’s of Business Administration from IMD, Geneva, Switzerland; Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School, York University, Toronto, Ontario; Bachelor of Arts in Economics and Accounting from McMaster University.

Stephen Haworth, Pennsylvania, United Sates	75	Chief Medical Officer	July 1, 2021

Current Chief Medical Officer of the Company; Principal Consultant, Haworth Biopharmaceutical Consulting Services Inc. since July 2013; former Executive Medical Director, Cormedix Inc. (2017 to 2018); former Vice President, Vaxlnnate Corporation (2015). Medical degree from University College Hospital Medical School, University of London, with Honors.

Abigail Jenkins,(2) Florida, United States	49	Director	April 8, 2024

Over 20 years’ experience in commercialization of therapies, including those for patients with renal and/or cardiovascular disease. Current director, Aquestive Therapeutics, Inc. since April 2024; former President, Chief Executive Officer and Director, Gamida Cell, Inc. (September 2022 to May 2024); former Chief Commercial and Business Officer, Lyndra Therapeutics (March 2021 to August 2022); former Senior Vice President, Business Unit Head, Vaccines, Emergent BioSolutions (May 2018 to March 2021). Master of Science in biotechnology and biotech business enterprise from Johns Hopkins University; Bachelor of Arts in psychology and biology from Indiana University; certificate of achievement in General Management as a Kellogg Executive Scholar.

Raymond Pratt,(3) Maryland, United States	75	Director	December 20, 2021

Current Principal, RDP Pharma Consulting since April 2022; Chief Medical Officer, Savara Inc. since October 2023; former Chief Development Officer and former Chief Medical Officer, Rockwell Medical, Inc. (2012 to March 2022).

Patrick Treanor,(2) New Hampshire, United States	56	Director	December 31, 2023

Seasoned pharmaceutical industry executive with over 30 years of commercial pharmaceutical experience. Current Chief Operating Officer of Pathalys Pharma, Inc., since 2021 and a Director, KalVista Pharmaceutics since 2022; and former President, US for Vifor Pharma from 2018 to 2021. BS in Management from Bryant University; MBA from Rensselaer Polytechnic Institute.

Paul Van Damme,(1) Ontario, Canada	75	Director	January 25, 2018

Former Director, OncoQuest Inc., a subsidiary of Quest PharmaTech Inc. (November 2015 to February 2020) and former Chief Financial Officer, Mind Medicine (MindMed) Inc. (August 2019 to April 2020). B.Comm. from the University of Toronto; MBA from the Rotman School of Management; Chartered Professional Accountant.

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance & Nominating Committee

There are no family relationships between any of the persons named above. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a director or member of senior management.

6.B.Compensation

Introduction

The following section describes the significant elements of our executive and director compensation program. Our named executive officers for the year ended December 31, 2024 include our principal executive officer, our principal accounting officer, our principal medical officer and our principal business officer. See Item 6.C. Board Practices, of this Annual Report for a discussion of any contracts for service that we have with our directors.

Overview

Compensation Philosophy

The goal of our compensation program is to attract, retain and motivate our employees and executives. The Compensation Committee in conjunction with the Board of Directors is responsible for setting our executive compensation and establishing corporate performance objectives. In considering executive compensation, the Compensation Committee strives to ensure that our total compensation is competitive within the industry in which we operate and supports our overall strategy and corporate objectives. The combination of base salary, annual incentives and long-term incentives that we provide our executive officers is designed to accomplish this. The Compensation Committee considers the implications of the risks associated with our compensation policies and practices. The Compensation Committee is committed to ensuring fair and equitable compensation for our executives and Board of Directors. To achieve this, the Compensation Committee regularly engages independent external compensation consultants, such as Aon Radford, to conduct thorough benchmark analyses against a defined peer group. This ongoing process allows us to align compensation practices with market standards and ensure that our compensation programs attract, retain, and motivate top talent while serving the best interests of our shareholders. For additional details regarding the relevant education and experience of each member of our Compensation Committee see Item 6.A. above. Our named executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the named executive officer or director.

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

Director Compensation

In addition to the granting of options, during the period ended December 31, 2024, the non-executive directors of the Company received compensation of CAD $3,000 per quarter for director services and CAD $300 per committee meeting, with the Chair of each committee receiving CAD $700 per committee meeting. Anthony Giovinazzo, Chair of the Company, receives annual compensation of $125,000.

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers and our non-executive directors for the years ended December 31, 2024, 2023 and 2022 after giving effect to the 2021 and 2023 Share Consolidations. We do not have compensation in the form of share-based awards (other than stock options), non-equity incentive plan compensation or non-qualified deferred compensation.

	Table of Compensation Excluding Compensation Securities (US$)
		Salary,
		Consulting
		Fee,		Committee	Value of	Value of All
		Retainer or		or Meeting	Stock	Other
		Commission	Bonus	Fees	Option	Compensation	Total
Name and Position	Year	($)	($)	($)	($)	($)	Compensation
Allen Davidoff. PhD. CEO	2024	343,505	48,150	—	25,334	—	416,989
	2023	337,794	—	—	40,642	—	378,436
	2022	369,494	—	—	61,834	3,512	434,840
Michael Bumby, (1) DVM, MBA Chief Financial Officer (“CFO”)	2024	6,515	—	n/a	207	—	6,722
	2023	n/a	n/a	n/a	n/a	n/a	n/a
	2022	n/a	n/a	n/a	n/a	n/a	n/a
James Fairbairn (2) Former Chief Financial Officer	2024	149,820	—	n/a	5,314	—	155,134
	2023	76,201	—	n/a	—	—	76,201
	2022	n/a	n/a	n/a	n/a	n/a	n/a
Stacy Evans (3) MD, MBA, Chief Business Officer (“CBO”)	2024	157,500	—	—	—	—	157,500
	2023	280,000	—	n/a	—	—	280,000
	2022	44,946	—	n/a	—	—	44,946
Dr. Stephen Haworth, MB BS, MRCP, Chief Medical Officer (“CMO”)	2024	96,000	14,445	n/a	9,748	—	120,193
	2023	200,229	—	n/a	15,041	—	215,270
	2022	226,313	12,500	n/a	24,712	—	263,525
William Farley, BSc Director	2024	8,662	—	2,195	5,353	—	16,210
	2023	8,970	—	1,455	—	—	10,425
	2022	9,228	—	1,368	28,458	—	39,054
Anthony Giovinazzo (4), MBA, CSC, BA Director	2024	123,133	—	—	6,799	—	129,932
	2023	133,967	—	—	—	—	133,967
	2022	68,616	—	—	142,288	—	210,904
Abigail Jenkins (5), MSc Director	2024	6,495	—	438	21,218	—	28,151
	2023	n/a	n/a	n/a	n/a	n/a	n/a
	2022	n/a	n/a	n/a	n/a	n/a	n/a
Dr. Raymond Pratt, MD FACP Director	2024	8,662	—	—	5,353	—	14,015
	2023	8,970	—	794	—	—	9,764
	2022	9,228	—	456	28,457	—	38,141
Patrick Treanor (6), BSc, MBA Director	2024	8,713	—	2,058	—	—	10,771
	2023	—	—	—	12,900	—	12,900
	2022	n/a	n/a	n/a	n/a	n/a	n/a
Paul Van Damme, B Comm, CPA, MBA Director	2024	8,662	—	3,221	5,353	—	17,236
	2023	8,970	—	1,895	—	—	10,865
	2022	9,228	—	4,157	28,457	—	41,842

Notes:

(1)	Michael Bumby was appointed CFO on December 18, 2024. The amounts included for 2024 reflect the period from December 18, 2024 to December 31, 2024.
(2)	James Fairbairn was appointed CFO on June 29, 2023 and resigned effective December 18, 2024.
(3)

Stacy Evans commenced consulting on behalf of the Company on September 1, 2022 and was appointed CBO on November 16, 2022. The amounts included for 2022 reflect the period from September 1, 2022 to December 31, 2022.

(4)Anthony Giovinazzo was appointed as a director on June 3, 2022.

(5)Abigail Jenkins was appointed as a director on April 8, 2024.

(6)Patrick Treanor was appointed as a director on December 31, 2023.

Outstanding Equity Awards at 2024 Fiscal Year End

		Number of			Closing Price of
		Compensation			Security or
		Securities, Number		Issue,	Underlying
	Type of	of underlying	Date of	Conversion	Security on
	Compensation	Securities and	Issue or	or Exercise	Date of Grant	Expiry
Name and Position	Security	Percentage of Class	Grant	Price(1)(2)	($)(1)	Date
Allen Davidoff CEO & Director	Stock option	4,732	Jun23-20	$14.79	$14.26	Jun23-25
	Stock option	2,222	Jan12-22	$22.86	$20.97	Jan12-27
	Stock option	10,535	Jun06-22	$14.40	$17.55	Jun05-27
	Stock option	6,666	Mar04-24	$4.50	$4.66	Mar04-29
		16.3%
Michael Bumby CFO	Stock option	13,000	Dec18-24	$1.75	$1.62	Dec18-29
		8.8%
James Fairbairn Former CFO	Stock option	2,366	Jun23-20	$14.79	$14.26	Jun23-25
	Stock option	3,333	Mar04-24	$4.50	$4.66	Mar04-29

William Farley Director	Stock option	2,366	May12-21	$16.91	$17.43	May21-26
	Stock option	1,522	Dec21-21	$22.86	$20.97	Dec21-26
	Stock option	3,333	Jun06-22	$14.40	$14.40	Jun06-27
	Stock option	2,222	Mar04-24	$4.50	$4.66	Mar04-29
		6.4%
Anthony Giovinazzo, Director	Stock option	16,666	Jun06-22	$14.40	$17.55	Jun06-27
	Stock option	2,822	Mar04-24	$4.50	$4.66	Mar04-29
		13.2%
Dr. Stephen Haworth, CMO	Stock option	2,366	Jul14-21	$21.66	$22.72	Jul14-26
	Stock option	1,111	Jan12-22	$22.86	$20.97	Jan12-27
	Stock option	2,222	Nov25-22	$12.42	$12.42	Nov25-27
	Stock option	3,333	Mar04-24	$4.50	$4.66	Mar04-29
		6.1%
Abigail Jenkins, Director	Stock option	8,000	Apr08-24	$5.00	$5.11	Apr08-29
		5.4%
Dr. Raymond Pratt, Director	Stock option	3,333	Dec21-21	$22.86	$20.97	Dec21-26
	Stock option	3,333	Jun06-22	$14.40	$17.55	Jun06-27
	Stock option	2,222	Mar04-24	$4.50	$4.66	Mar04-29
		6.0%
Patrick Treanor, Director	Stock option	8,000	Dec31-23	$2.90	$2.90	Dec31-28
		5.4%
Paul Van Damme, Director	Stock option	2,839	Jun23-20	$14.79	$14.26	Jun23-25
	Stock option	2,407	Dec21-21	$22.86	$20.97	Dec21-26
	Stock option	3,333	Jun06-22	$14.40	$17.55	Jun06-27
	Stock option	2,222	Mar04-24	$4.50	$4.66	Mar04-29
		7.3%

Notes:

(1)	CAD
(2)	Pricing of options is based on the closing price of securities on the day before grant in accordance with TSXV policies.

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

Employment, Consulting and Directors’ Service Contracts and Termination and Change in Control Benefits

The Company employs its director Dr. Allen Davidoff as its President and Chief Executive Officer at an annual salary of US$321,000, pursuant to an Employment Agreement dated November 1, 2021, between the Company and Dr. Allen Davidoff (the “Davidoff Agreement”). The Davidoff Agreement contains standard confidentiality and non-compete clauses and has an indefinite term. The Davidoff Agreement can be terminated by Dr. Davidoff or the Company by providing 30 days’ notice. In the case of the Company providing termination notice, Dr. Davidoff would receive the equivalent of six times his then current monthly salary in a lump sum payment if terminated prior to the first anniversary and if after the first anniversary, Dr. Davidoff is entitled to a lump sum payment of 12 times his then current monthly salary. In the case of termination due to a change of control, as defined in the Davidoff Agreement, the Davidoff Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time. As well, in accordance with the Company’s Stock Option Plan, all unvested options then held by Dr. Davidoff shall be deemed to have vested upon any such termination due to a change in control. In addition, the Board of Directors has determined a discretionary bonus of up to 75% for Allen Davidoff of his annual compensation.

The Company entered into a consulting agreement on December 16, 2024 with Michael Bumby, the Company’s Chief Financial Officer that provides for a monthly fee of CAD $18,750.00 (CAD $225,000 per annum) (the “Bumby Agreement”). The Bumby Agreement provides for a discretionary bonus up to 40% of the annual compensation, contains standard confidentiality clauses and has an indefinite term. The Bumby Agreement can be terminated by Mr. Bumby or the Company by providing 90 days’ notice with no additional termination fees. In the case of a change of control, as defined in the Bumby Agreement, the Bumby Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time plus an amount equal to the maximum performance bonus payable thereunder.

The Company entered into a consulting agreement on July 3, 2023 with 1282803 Ontario Inc., a company controlled by James Fairbairn, the Company’s Chief Financial Officer that provides for a monthly fee of CAD $17,128.83 (CAD $205,540 per annum) (the “Fairbairn Agreement”), which agreement is no longer in force as Mr. Fairbairn resigned December 18, 2024. The Fairbairn Agreement provided for a discretionary bonus up to 30% of the annual compensation, contained standard confidentiality clauses and had an indefinite term. The Fairbairn Agreement could be terminated by Mr. Fairbairn or the Company by providing 30 days’ notice. In the case of the Company providing a termination notice, Mr. Fairbairn would have received an amount equal to the monthly fee in effect at the time of the termination. The Fairbairn Agreement didour development a not provide for a change of control payment.

The Company entered into a contract with Haworth Biopharmaceutical Consulting Services Inc., dated July 1, 2021 and effective July 1, 2021, as amended by the Consulting Amending Agreement, dated as of January 27, 2022, by and between the Company and Stephen Haworth, for consulting services to the Company to appoint Stephen Haworth as a consultant to act in the capacity as chief medical officer, pursuant to which Haworth Biopharmaceutical Consulting Services Inc. is entitled to compensation for the provision of such services of base fees of US$20,062.50 per month, with a discretionary bonus of up to 30% of the total value of the contract, subject to the discretion of the Compensation Committee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services.

The Company entered into a contract with Stacy Evans, dated September 1, 2022 and effective September 1, 2022 for a one-year term expiring September 1, 2023, by and between the Company and Stacy Evans, for consulting services to the Company. On November 16, 2022, the Company appointed Stacy Evans to act in the capacity as chief business officer, pursuant to which he is entitled to compensation for the provision of such services of base fees of US$20,000 per month for the first 90 days and US$25,000 thereafter, such amount to be reduced should the Company engage an external party. Stacy Evans is also entitled to a transaction bonus of 0.75% or 1.25%, calculated on the value of strategic partnerships, for consummation of a transaction, with 0.75% being paid on a transaction that originated as a Company lead and 1.25% being paid on a transaction that originated as a lead from Dr. Evans, such 1.25% amount to be reduced to 0.75% should a broker-dealer be entitled to a success fee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services. Effective May 1, 2024, the Company and Stacy Evans entered into an Amended and Restated Consulting Agreement for a one-year term that provides for monthly compensation of $12,500 with all other terms in the September 1, 2022 contract remaining. During the period September 1, 2023 through April 30, 2024, Stacy Evans was paid $15,000 per month.

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

Audit Committee Terms of Reference

The primary purpose of the Committee is to assist the Board oversight of:

(a)	the integrity of the Company’s financial statements;
(b)	the Company’s compliance with legal and regulatory requirements;
(c)	the External Auditor’s qualifications and independence; and
(d)	the performance of the Company’s internal audit function and the External Auditor.

In performing such duties, the Audit Committee is responsible for the review and approval of financial information, oversight of the external auditor (including the sole responsibility for recommending the appointment or dismissal of the external auditor), and monitoring related party transactions, expense accounts, whistleblower complaints, and monitoring compliance with the Company’s Code of Business Conduct and Ethics. The Company has a written charter which sets out the duties and responsibilities of its Audit Committee. The Audit Committee Charter is attached hereto as Exhibit 15.2.

Audit Committee Composition

The Audit Committee’s charter requires that the Audit Committee consist of at least three members, all of whom shall be independent and with such members to be appointed annually by the Board. The Company’s Audit Committee is comprised of three directors, each of whom the Board has determined to be independent: William Farley, Anthony Giovinazzo and Paul Van Damme (Chair). The Audit Committee must meet at least four times per year on a quarterly basis.

Relevant Education and Experience

Paul Van Damme (Chair) – Paul Van Damme is a Chartered Professional Accountant with over 45 years business experience. He holds a Bachelor of Commerce degree from the University of Toronto and an MBA from the Rotman School of Management. He is an experienced accountant having worked for PricewaterhouseCoopers in their Toronto and London, UK offices and he has held the position of CFO with a number of Canadian and US private and public companies including Allelix Biopharmaceuticals Inc., Vasogen Inc. and Structural Genomics Consortium, a UK-based charity. Mr. Van Damme is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act. Mr. Van Damme is also an “audit committee financial expert” as defined by Form 20-F.

William Farley – William Farley has over 35 years of experience in the pharmaceutical industry having held senior leadership positions at Expert Systems, Sorrento Therapeutics, Inc. since 2016, Johnson and Johnson, Pfizer, HitGen Ltd., WuXi Apptec, Inc., and ChemDiv. Mr. Farley currently serves on the board of directors of SOMA and as a consultant to various executive management teams, and also advises several boards of directors on the commercialization of assets. He received his Bachelor of Science degree in Chemistry from State University of New York, Oswego and has taken graduate courses at Rutgers and University of California, Irvine. Mr. Farley is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act.

Anthony Giovinazzo – Anthony Giovinazzo is the former Chief Executive Officer and Director of Cynapsus Therapeutics, a Nasdaq listed specialty pharmaceutical company. He is a Chartered Director and Audit Committee Certified, both from The Directors College, a degree granting affiliate of McMaster University, Hamilton, Ontario. He also completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School, Boston, Massachusetts in 2006, a Masters of Business Administration from IMD, Geneva, Switzerland in 1986, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School, York University, Toronto, Ontario in 1984, and a Bachelor of Arts in Economics and Accounting from McMaster University in 1978.Mr. Giovinazzo is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2024 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

Compensation Committee

The Compensation Committee has the responsibility of assisting the Board with oversight of executive and director compensation. Without limiting the generality of the foregoing, the Compensation Committee has the following responsibilities:

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

The Compensation Committee is composed of independent directors, being William Farley, Abigail Jenkins and Patrick Treanor. The Chair of the Compensation Committee is Patrick Treanor. The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Compensation Committee; provided, however, the Compensation Committee shall meet at least on an annual basis.

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

6.D.Employees

As at December 31, 2024, we had two full-time employees, one part–time employee and 12 consultants. None of our employees or consultants are represented by a labor organization or are party to a collective bargaining arrangement. We consider our relationship with our employees and consultants to be good.

6.E.Share Ownership

The following table indicates information as of April 30, 2025, regarding the beneficial ownership of our Common Shares, for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;
●	each named executive officer;
●	each of our directors; and
●	all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of April 30, 2025, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of April 30, 2025, we had 14 record holders of our Common Shares, with eight record holders in the United States, representing 52.49% of our outstanding Common Shares, five record holders in Canada, representing 47.35% of our outstanding Common Shares and one record holder in Japan, representing 0.16% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1.

	Shares Beneficially	Percentage of Shares
Name and Address of Beneficial Owner	Owned	Beneficially Owned
5% and Greater Shareholders:
Armistice Capital, LLC (1)	346,807	9.15%

Directors and Named Executive Officers:
Davidoff, Allen (2)	134,440	2.1%
Bumby, Michael	Nil	*
Evans, Stacy	Nil	*
Farley, William (3)	9,443	*
Giovinazzo, Anthony (4)	29,113	1.0%
Haworth, Stephen (5)	5,822	*
Jenkins, Abigail (6)	8,000	*
Pratt, Raymond (7)	8,888	*
Treanor, Patrick (8)	8,000
Van Damme, Paul (9)	17,911	*
All executive officers and directors as a group (10 persons)	226,511	3.7%
*	Indicates beneficial ownership of less than 1%.

Notes:

(1)	Information sourced from a Schedule 13G filed with the SEC on February 14, 2025 by Armistice Capital, LLC (“Armistice Capital”), the investment manager of Armistice Capital Master Fund Ltd. (the “Master Fund”), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Steven Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital. The address of Armistice Capital and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022.
(2)	Consists of 106,157 Common Shares, warrants exercisable for 10,946 Common Shares, and options exercisable for 17,337 Common Shares within 60 days of April 30, 2025, held personally by Mr. Davidoff.
(3)	Consists of 9,443 options exercisable for 9,443 Common Shares within 60 days of April 30, 2025, held personally by Mr. Farley.
(4)	Consists of 9,625 Common Shares and options exercisable for 19,488 Common Shares within 60 days of April 30, 2025, held personally by Mr. Giovinazzo.
(5)	Consists of options exercisable for 5,822 Common Shares within 60 days of April 30, 2025, held personally by Mr. Haworth.
(6)	Consists of options exercisable for 8,000 Common Shares within 60 days of April 30, 2025, held personally by Ms. Jenkins.
(7)	Consists of options exercisable for 8,888 Common Shares within 60 days of April 30, 2025, held personally by Mr. Pratt.
(8)	Consists of options exercisable for 8,000 Common Shares within 60 days of April 30, 2025, held personally by Mr. Treanor.
(9)	Consists of 7,110 Common Shares and options exercisable for 10,801 Common Shares within 60 days of April 30, 2025, held personally by Mr. Van Damme.

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

The Plan authorizes the issuance of Options up to an aggregate of 10% of the issued Common Shares from time to time. There are currently 3,788,246 Common Shares of the Company issued and outstanding, and therefore the current 10% threshold is 378,825 Common Shares available for Options grants under the Plan. Options may be granted under the Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

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

A copy of the Plan is attached as Exhibit 4.15 to this Annual Report.

6.F.Disclosure of a Registrant’s Action to Recover Erroneously Award Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

See Item 6.E. above. Armistice Capital acquired its shares in the Company between the years of 2022 and 2024 The voting rights of Armistice Capital to the securities held by each are the same as those that apply to any other securityholder of similar securities.

7.B.Related Party Transactions

Other than as described below, since January 1, 2024, no director or executive officer of the Company or any person or company who beneficially owns, or controls or directs, directly or indirectly more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, has or has had any material interest direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Company except for Armistice Capital.

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

Armistice was a participant in the Share Purchase Agreement dated October 17, 2024 between the Company and the purchasers thereto that subscribed to purchase up to an aggregate of $1.5 million of the Company’s Common Shares and Warrants. Pursuant to the terms of the Share Purchase Agreement, Armistice purchased 320,000 Common Shares at a price of $1.85. Pursuant to the Share Purchase Agreement, Armistice also purchased 490,810 pre-funded warrants in lieu of Shares that would otherwise result in such Purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser at closing, 9.99%) of the Company’s outstanding Common Shares. The offering price of each Pre-Funded Warrant was $1.84999 (equal to the price per Share being sold in this offering, minus $0.00001), and the exercise price of each Pre-Funded Warrant was $0.00001 per Pre-Funded Warrant Share. The Pre-Funded Warrants were immediately exercisable and are exercisable at any time until all of the Pre-Funded Warrants are exercised in full. As at the date of this Annual Report, all Pre-Funded Warrants have been exercised.

Since the year beginning January 1, 2024, the Company entered into various transactions with related parties. All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company entered into the following during the year ended December 31, 2024:

●	Wages and benefits were paid or accrued to Allen Davidoff, CEO, in the amount of $391,655.
●	Professional fees were paid or accrued to Michael Bumby, CFO, in the amount of $6,515 and to 1282803 Ontario Inc., a company owned by Jim Fairbairn, former CFO of the Company in the amount of $149,820.
●	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, CMO of the Company in the amount of $110,445.
●	Consulting fees were paid or accrued to Stacy Evans, CBO of the Company in the amount of $157,500.
●	Directors’ fees were paid or accrued to the directors of the Company in the amount of $172,229. The amount includes a directors fee payment of $123,133 for the year ended December 31, 2024 to Anthony Giovinazzo, Chairman of the Company.
●	As of December 31, 2024, $11,120 was payable to directors of the Company, $7,705 was payable or accrued to the CFO of the Company for CFO services, $8,000 was payable and accrued to the CMO of the Company for consulting services, and $12,500 was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

The Company’s management compensation transactions for the fiscal years ending December 31, 2022 – 2024 are summarized as follows:

	Short-term		Share-
	employee	Directors’	based
	benefits	fees	payments	Total
	$	$	$	$
Year ended December 31, 2022
Directors and officers	880,387	127,053	404,573	1,412,013
Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694
Year ended December 31, 2024
Directors and officers	815,935	172,229	85,680	1,073,844

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

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

The audited consolidated financial statements for the years ended December 31, 2024, 2023, and 2022 can be found under “Item 18. Financial Statements”.

8.B.Significant Changes

We are not aware of any significant change that has occurred since December 31, 2024, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

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

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, each without par value, of which 3,788,246 are issued and outstanding. In addition, we have 147,763 Common Shares issuable pursuant to outstanding stock options, and 2,881,035 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants. We had 14 holders of record and approximately 1,870 beneficial owners of our Common Shares as of December 31, 2024.

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

4.	Subject to the provisions of the following paragraph and the BCBCA, the Company may by resolution of the directors:
a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
c)	if the Company is authorized to issue shares of a class of shares with par value;
i)	decrease the par value of those shares; or
ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
d)	subdivide all or any of its unissued or fully paid issued shares in any manner;
e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
f)	alter the identifying name of any of its shares; or
g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA;

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

1.Employment Agreement, dated November 1, 2021 by and between the Company and Allen Davidoff, pursuant to which the Company employed Allen Davidoff as President and Chief Executive Officer for an indefinite term, and providing for an annual salary of $300,000, to be annually reviewed, plus reimbursement for reasonable expenses. Additionally, in the event of Mr. Davidoff’s termination upon notice by the corporation after the first year of employment, he is entitled to a severance payment equal to twelve times his then current monthly salary. Furthermore, if following a change of control (as defined in the agreement) Mr. Davidoff is terminated within 30 days he would be entitled to a cash payment equal to 12 times his then current monthly salary.
2.Master Service and Technology Agreement, dated effective February 25, 2019, by and between the Company and Prevail InfoWorks, Inc. (a clinical research organization) and the Company to support two clinical trials.
3.Side Letter to Master Service and Technology Agreement, dated effective February 24, 2020, by and between the Company and Prevail InfoWorks, Inc. in connection with the payment of services provided to the Company through the issuance of Common Shares of the Company to Prevail Partners LLC.
4.Standard Exclusive License Agreement with Know How, dated effective as of June 23, 2014, by and between the Company and UFRF pursuant to which the Company acquired the exclusive license to certain intellectual property related to the use of all uric acid lowering agents to treat insulin resistance.
5.Consulting Amending Agreement, dated January 27, 2022 and effective November 1, 2021 by and between the Company and Mr. Stephen Haworth, to extend the provision of services to the Company by Mr. Haworth through October 31, 2022 and increase Mr. Haworth’s compensation to $18,750 per month a 30% bonus eligibility based on the total of the contract at the time of the grant of the bonus, subject to the discretion of the Compensation Committee.
6.Patent Rights Purchase Agreement, dated effective as of December 5, 2012, by and between Dr. Richard Johnson, Dr. Takahiko Nakagawa, and Revascor Inc., pursuant to which Revascor Inc. purchased Dr. Richard Johnson and Dr. Takahiko Nakagawa’s ownership interests in certain patent and patent applications covering inventions relating to the treatment of cardiovascular diseases.
7.Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company, pursuant to which the Company retained Continental Stock Transfer & Trust Company to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, exercise and replacement of the warrants issued under that certain Underwriting Agreement, dated October 15, 2021, by and between the Company and A.G.P./Alliance Global Partners.
8.Form of Warrant Agency Agreement with Continental Stock Transfer & Trust Company, as Warrant Agent, pursuant to which the Company retained Continental Stock Transfer & Trust Company to act on behalf of the Company in connection with the issuance, registration, transfer, exchange, exercise and replacement of the warrants issued under that certain Underwriting Agreement, dated October 4, 2022, by and between the Company and A.G.P./Alliance Global Partners.
9.Stock Option Plan pursuant to which the Company may grant eligible persons options, exercisable over periods of up to ten years as determined by the Board of Directors.
10.Agreement dated July 20, 2017 between the Company and Cato Research Canada Inc. (now Allucent) to manage future regulatory and clinical trial programs.
11.Sponsored Research Agreement between the Regents of the University of Colorado (“UofC”) and the Company dated May 27, 2021 pursuant to which the UofC has agreed to provide certain research services to the Company.

12.Amended and Restated Consulting Agreement, dated May 1, 2024 by and between the Company and Stacy Evans to extend the provision of services to the Company by Dr. Evans for a term of 12 months at a monthly compensation of $12,500, subject to certain adjustments as outlined in the agreement, plus expenses and certain bonus opportunities. Additionally, the agreement provided for the grant of 8,000 fully vested options exercisable for a term of five years from the effective date of the agreement at the closing price of the Company’s stock as reported on Nasdaq and the day prior to the effective date of the agreement. Further, the agreement provides for certain success fees upon the consummation of transactions, as described in the agreement.
13.The At-The-Market Offering Agreement between Wainwright and the Company dated November 29, 2023.
14.Placement Agency Agreement between A.G.P./Alliance Global Partners and the Company dated October 17, 2024, by which A.G.P./Alliance Global Partners served as the exclusive placement agent for the Company, on a “best efforts” basis, in connection with the placement of (i) Common Shares (ii) pre-funded warrants to purchase Common Shares and (iii) warrants to purchase Common Shares.
15.Consulting Agreement, dated as of December 16, 2024 between the Company and Michael Bumby (the “Bumby Consulting Agreement”) providing for a monthly fee to Mr. Bumby of CAD$18,750. The Bumby Consulting Agreement will continue until the earlier termination by either party upon 90 days’ advanced notice or breach. Additionally, the Bumby Consulting Agreement granted Mr. Bumby 13,000 stock options with an exercise price of CAD$1.75, vesting 25% on the one year anniversary of the grant date and 25% each successive anniversary of the grant date, provides for an annual performance bonus, payment of expenses, and certain payments upon a change in control of the Company.

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

We believe we were classified as a PFIC during the taxable year ended December 31, 2024. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2025 or future taxable years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us (or by one of our subsidiaries). Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each non-U.S. subsidiary.

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

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) ”earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

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

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U. S. Holders may be subject to these reporting requirements unless the Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938. In addition, U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments may be exempt from the dividend withholding tax rules or otherwise eligible for a reduced withholding rate. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

Documents concerning the Company referred to in this Annual Report may be viewed by appointment during normal business hours at our registered and records office at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8.

10.I.Subsidiary Information

Not applicable.

10.J.Annual Report to Security Holders

Not applicable

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease obligation, and derivative warrant liability. The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values at December 31, 2024, due to their short-term nature. The lease liability is classified as level 2 in the fair value hierarchy as the fair value is determined based on market interest rates.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2024 and 2023 and categorized into levels of the fair value hierarchy:

		December 31, 2024		December 31, 2023
		Carrying	Estimated	Carrying	Estimated
	Level	Value	Fair Value *	Value	Fair Value *
		$	$	$	$
FVTPL
Cash and cash equivalents	1	2,473,649	2,473,649	3,447,665	3,447,665
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	1	147,205	147,205	283,428	283,428
Lease liability	2	38,785	38,785	11,510	11,510
FVTPL
Derivative warrant liability	3	572,000	572,000	531,000	531,000

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2024 and 2023.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s financial instruments were as follows:

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2024	December 31, 2023
	$	$
Cash and cash equivalents	2,473,649	3,447,665

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company’s maximum exposure to credit risk as at December 31, 2024 and 2023 is the carrying value of its financial assets.

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

The contractual maturities of these financial liabilities as at December 31, 2024 and 2023 are summarized below:

	Payments due by period as of December 31, 2024
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	147,205	147,205	—	—
Lease liability	38,785	23,124	15,661	—
	185,990	170,329	15,661	—

	Payments due by period as of December 31, 2023
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	283,428	283,428	—	—
Lease liability	11,510	11,510	—	—
	294,938	294,938	—	—

c)	Market Risk
i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents is minimal.

ii)	Foreign Currency Risk

As at December 31, 2024, the Company is exposed to currency risk on the following financial assets and liabilities denominated in CAD Dollars (“CAD”), British Pounds (“GBP”), and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD, GBP and EUR against the U.S. dollar is included in the table below in U.S. dollar equivalents:

	CAD	GBP amount	EUR	Total
	$	$	$	$
Cash	684,491	—	—	684,491
Accounts payable and accrued liabilities	(111,155)	—	—	(111,155)
Net exposure	573,336	—	—	573,336
Effect of +/- 10% change in currency	57,334	—	—	57,334

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies since December 31, 2024.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14A.Modifications to instruments defining the rights of holders of any class of registered securities.

On March 11, 2024, the Company amended the terms of an aggregate of 1,101,433 outstanding common share purchase warrants as follows:

●	In connection with 231,746 warrants issued February 9, 2021 with an original exercise price of CAD $42.26 per share (CAD $0.40 per share, as adjusted to reflect the 2021 and 2023 Share Consolidations), the Company amended the exercise price from CAD $42.26 to $5.00.
●	In connection with 286,355 warrants issued on October 15, 2021 with an original exercise price of $42.93 per share ($4.77 per share, as adjusted to reflect the 2023 Share Consolidation), the Company amended the exercise price from $42.93 to $5.00.
●	In connection with 583,332 warrants issued on October 7, 2022 with an original exercise price of $10.98 per share ($1.22 per share, as adjusted to reflect the 2023 Share Consolidation), the Company amended the exercise price from $10.98 to $5.00.

Pursuant to the polices of the TSXV the terms of the warrants, as amended, are subject to an acceleration expiry provision such that if for any ten consecutive trading dates (the “Premium Trading Days”) during the term of the warrants, the closing price of the Company’s shares on the TSXV exceeds $6.50 (approximately CAD $8.7562), the exercise period of the warrants will be reduced to 30 days, starting seven days after the last Premium Trading Day. The Company will announce any such accelerated expiry date by press release. All other terms of the Warrants remain unchanged.

On April 30, 2024, the Company received TSXV approval to amend the terms of 1,024,099 outstanding common share purchase warrants. The exercise price of the warrants was adjusted to USD $5.00 per share, down from higher original prices, following a series of private placements in 2021 and 2022.

On May 17, 2024, the Company received approval from the TSXV to amend the terms of 910,000 outstanding common share purchase warrants issued on October 15, 2021. The exercise price was reduced to USD $5.00 per share, down from the previous adjusted price of USD $42.93 per share following a 9:1 consolidation.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Company’s CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO have concluded that, given the material weakness described below, as of the end of the period covered by this report, the design and operation of the Company’s disclosure controls and procedures were not effective.

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

Management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management identified a material weakness in the period end closing process and related management review controls and concluded that the Corporation’s internal control over financial reporting was not effective as of December 31, 2024.

Attestation Report of Independent Auditor

In accordance with the JOBS Act enacted on April 5, 2012, the Corporation qualifies as an “emerging growth company,” or “EGC,” which entitles the Corporation to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Corporation’s independent auditor assess the Corporation’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Corporation is exempted from the requirement to include an auditor attestation report in this Annual Report for so long as the Corporation remains an EGC, which may be for as long as five years following its initial registration in the United States.

Changes in Internal Control over Financial Reporting

Other than the material weakness discussed above, during the year ended December 31, 2024, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to the Company by the current auditor, Davidson & Company LLP (“Davidson & Company”), retained on January 16, 2025 and the former auditor, Smythe LLP (“Smythe”), for the fiscal years ended December 31, 2024 and 2023:

	Year Ended December 31,
Services	2024	2023
Audit Fees(1)	$70,329	$80,126
Audit-Related Fees(2)	121	528
Tax Fees(3)	3,987	3,090
Other Fees(4)	6,550	8,793
Total	$80,987	$92,537

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for preparation and filing of tax returns.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of the Company’s Audit Committee is to pre-approve all audit and non-audit services provided by Davidson & Company, its independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We engaged Smythe to audit our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022.Smythe advised the Company they wished to discontinue services due to a change in their policies and resigned effective January 16, 2025.

Effective January 16, 2025, we engaged Davidson & Company as our independent auditor to audit our consolidated financial statements for the fiscal year ended December 31, 2024. The change of independent auditor was approved by our Audit Committee of the board of directors.

Smythe’s audit report relating to the financial statements of the Company as of and for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During Smythe’s engagement and up to the interim period before Smythe’s resignation, there had been no disagreements between Smythe and the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Smythe, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Additionally, during the two most recent fiscal years there had been no “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F that would require disclosure.

We provided a copy of this disclosure to Smythe, and requested it to furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A letter from Smythe is attached as Exhibit 15.5, which is incorporated herein by reference.

During 2023 and 2022 and the subsequent interim periods prior to the engagement of Davidson & Company effective January 16, 2025, neither we nor any person on our behalf consulted with Davidson & Company regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice provided by Davidson & Company was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable event as defined in Form 20-F.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. Our Insider Trading and Blackout Period Policy has been filed as Exhibit 11.2 to this annual report.

ITEM 16K.CYBERSECURITY

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

There can be no assurance that the Company’s cybersecurity risk management measures and processes, including its policies, controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information. The Company has not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected the Company, including its operations, business strategy, results of operations, or financial condition. The Company faces risks from cybersecurity threats that, if realized, are reasonably likely to materially affect it, including the Company’s operations, business strategy, results of operations, or financial condition. Many of the laws and regulations regarding cybersecurity, information security, privacy and data protection applicable to the Company are subject to change and uncertain interpretation, and any failure or perceived failure to comply with such laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm the business of the Company.

Cybersecurity Governance

Responsibility for the oversight and management of cybersecurity risks and the Company’s cybersecurity policy rests with the board of directors, which has the responsibility for ensuring that the Company has adequate policies and procedures in place to prevent and mitigate cybersecurity incidents. The board of directors, receives briefings from management to ensure that it understands the Company’s cyber risk profile. Based upon this understanding, the board of directors oversees the development and implementation of cybersecurity policies. XORTX has an incident response plan to guide its response to a cybersecurity incident, whether on the cybersecurity incident is on the Company’s systems or those of any third party service providers, and communication with stakeholders in the event of an incident, developed in cooperation with third-party cybersecurity consultants. In the event of a cybersecurity incident, the CEO will immediately notify the Board of Directors about the incident and provide a detailed Cyber Incident Report that discloses relevant information about the date and time of the incident, as well as description of the attack, affected systems, actions taken, and further recommendations, which may be adjusted as additional details become now.

XORTX’s cybersecurity program is overseen by a third-party company, Integrated Data Solutions, a company with more than 20 years of experience in software development, IT infrastructures, business cybersecurity. In the event of cybersecurity incident, the Company’s IT team will take immediate action to mitigate such an event and assess current and future impacts and will prepare the Cyber Incident Report to be delivered to the board of directors, which will then review and analyze the situation and will provide their feedback on the mitigation and prevention measures to avoid events in the future.

Additionally, the Company’s cybersecurity policies and procedures mandate that the Company have a continuous improvement plan to stay abreast of the latest cybersecurity trends, threats, and best practices, invest in ongoing training for staff, and review and adapt policies annually or after material incidents. To help prepare for and prevent cybersecurity incidents, the Company conducts periodic cybersecurity audits and collaborates with third party experts to identify and rectify identified vulnerabilities.

PART III

ITEM 17:FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements.

ITEM 18:FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements for the years ended December 31, 2024, 2023 and 2022:

Independent Auditor’s Report of Davidson & Company LLP (PCAOB ID: 731), dated March 21, 2025;

Independent Auditor’s Report of Smythe LLP (PCAOB ID: 955), dated April 1, 2024;

Consolidated Statements of Financial Position as at December 31, 2024 and 2023;

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022;

Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022;

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

2.4	Form of IPO Compensation Warrant (incorporated by reference to Exhibit 4.3 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 filed on September 16, 2021).
2.7	Form of October 2022 Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Amended Registration Statement on Form F-1 filed on September 12, 2022)
2.8	Form of October 2022 Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Amended Registration Statement on Form F-1 filed on September 12, 2022)
2.9	Form of October 2022 Compensation Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Amended Registration Statement on Form F-1 filed on September 12, 2022)
2.10	Letter Agreement, dated as of October 7, 2022 between the Company and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K filed October 7, 2022)
2.11	Securities Purchase Agreement dated October 17, 2024 between the Company and the Purchasers thereto (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed October 18, 2024)
2.12	Placement Agency Agreement between A.G.P./Alliance Global Partners and the Company dated October 17, 2024 (incorporated by reference to Exhibit 99.2 to the Company’s Form 6-K filed October 18, 2024)
2.13	Form of October 2024 Warrant (incorporated by reference to Exhibit 99.5 to the Company’s Form 6-K filed October 18, 2024)
2.14	Form of October 2024 Pre-Funded Warrant (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K filed October 18, 2024)
4.2*#	Employment Agreement dated November 1, 2021, by and between the Company and Allen Davidoff
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
4.19†

Sponsored Research Agreement dated May 27, 2021 between the Regents of the University of Colorado and the Company (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F filed May 3, 2022)

4.30

At-The-Market Offering Agreement dated November 29, 2023 between the Company and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished November 30, 2023)

4.31	Amended and Restated Consulting Agreement between the Company and Stacy Evans, dated May 1, 2024 (incorporated by reference to Exhibit 4.31 to the Company’s Form 20-F filed May 10, 2024)
4.32*#	Consulting Agreement, dated as of December 16, 2024 between the Company and Michael Bumby

8.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
11.1	Code of Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Form 20-F filed April 28, 2023)
11.2*	Insider Trading and Blackout Period Policy
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Management Discussion and Analysis of the Company for the year ended December 31, 2024.
15.2	Audit Committee Charter (incorporated by reference to Exhibit 15.2 to the Company’s Form 20-F filed April 28, 2023)
15.3*	Consent of independent registered public accounting firm, Davidson & Company LLP (PCAOB ID: 731)
15.4*	Consent of independent registered public accounting firm, Smythe LLP (PCAOB ID: 995)
15.5*	Letter from Smythe LLP, as the Company’s former independent registered public accountant
97.1	Clawback policy (incorporated by reference to Exhibit 97.1 to the Company’s Form 20-F filed May 10, 2024)
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2024 and 2023; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (v) Notes to Consolidated Financial Statements

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

XORTX THERAPEUTICS INC.

/s/ Michael Bumby
	By:	Michael Bumby
	Title:	Chief Financial Officer
Date: May 9, 2025

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

XORTX Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of XORTX Therapeutics Inc. (the “Company”) as of December 31, 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial statements of the Company for the years ended December 31, 2023 and 2022, were audited by other auditors, whose report dated April 1, 2024, expressed an unqualified opinion on those statements. We have also audited the adjustments to retrospectively apply the change in accounting policy described in Notes 3 and 12 to the financial statements. In our opinion, the retrospective adjustments are appropriate and have been properly applied. Additionally, as discussed in Note 12(h), the December 31, 2022 statement of cash flows has been revised to correct certain immaterial misstatements. We have audited the revision described in Note 12(h) to the statement of cash flows. In our opinion, such revisions are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the December 31, 2023 and 2022 financial statements other than with respect to the adjustments and revision above and, accordingly, we do not express an opinion on any other form of assurance on the December 31, 2023 and 2022 financial statements as a whole.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF XORTX THERAPEUTICS INC.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the change in accounting policy and the revision of previously issued financial statements as described in Note 12, the accompanying consolidated statement of financial position of Xortx Therapeutics Inc. (the “Company”) and its subsidiaries as of December 31, 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments for the change in accounting policy and the revision of previously issued financial statements as described in Note 12, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments for the change in accounting policy and the revision of previously issued financial statements as described in Note 12 and accordingly, we do not express an opinion or make any other form of assurance about whether the adjustments are appropriate and have been properly applied. Those adjustments were audited by the successor auditor.

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

/s/ Smythe LLP

Chartered Professional Accountants

Vancouver, Canada

April 1, 2024

XORTX THERAPEUTICS INC.

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

		December 31,	December 31,
	Note	2024	2023
		$	$
Assets

Current
Cash	5	2,473,649	3,447,665
Accounts receivable		17,637	60,711
Prepaid expenses	6	185,412	236,966
Deferred share issuance costs	12	—	323,441

Total Current Assets		2,676,698	4,068,783
Non-current
Contract payments	7	1,200,000	1,200,000
Intangible assets	8	183,108	175,254
Property and equipment	9	34,721	23,927

Total Assets		4,094,527	5,467,964

Liabilities

Current
Accounts payable and accrued liabilities	10,13	147,205	283,428
Derivative warrant liability	12(h)	572,000	531,000
Lease obligation	11	38,785	11,510

Total Liabilities		757,990	825,938

Shareholders’ Equity

Share capital	12	18,493,571	17,056,535
Reserves	12	6,039,078	5,468,257
Obligation to issue shares	8(c)	24,746	24,746
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(21,168,253)	(17,854,907)

Total Shareholders’ Equity		3,336,537	4,642,026

Total Liabilities and Shareholders’ Equity		4,094,527	5,467,964

Nature of operations and going concern (Note 1)

Commitments (Note 17)

Subsequent events (Note 19)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

	Note	2024	2023	2022
		$	$	$
Expenses

Research and development	13	183,830	2,418,715	6,761,818
Consulting, wages and benefits	13	1,055,247	1,037,558	885,460
Directors’ fees	13	168,143	179,406	122,572
Investor relations		1,360,170	919,490	928,424
Professional fees	13	616,859	514,263	454,071
General and administrative		320,949	375,505	448,824
Public company costs		141,404	170,184	120,813
Travel		31,916	170,187	22,538
Amortization of property and equipment	9	86,204	73,062	41,069
Amortization of intangible assets	8	31,070	66,632	17,077
Share-based payments	12(g),13	122,527	120,984	487,940

Loss before other items		(4,118,319)	(6,045,986)	(10,290,606)

Fair value adjustment on derivative warrant liability	12(h)	1,035,105	3,641,403	3,396,137
Foreign exchange loss		(73,009)	(7,025)	(1,546)
Interest income		121,908	253,543	103,589
Transaction costs on derivative warrant liability	12(b)	(279,031)	—	(926,456)

Net loss for the year		(3,313,346)	(2,158,065)	(7,718,882)

Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss:
Currency translation differences
		—	—	(128,145)
Total loss and comprehensive loss for the year
		(3,313,346)	(2,158,065)	(7,847,027)
Basic and diluted loss per common share
		(1.15)	(1.09)	(5.22)
Weighted average number of common shares outstanding -
Basic and diluted		2,878,514	1,981,734	1,479,914

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

						Accumulated
	Number of			Obligation		other
	common	Share		to issue	Accumulated	comprehensive
	shares	capital	Reserves	shares	Deficit	loss	Total
		$	$	$	$	$	$

Balance, December 31, 2021	1,443,293	16,088,677	4,991,594	24,746	(7,977,960)	75,540	13,202,597

Shares issued pursuant to public offering	155,555	359,868	—	—	—	—	359,868
Pre-funded warrants issued	—	—	925,015	—	—	—	925,015
Share issuance costs	—	(88,959)	(42,687)	—	—	—	(131,646)
Pre-funded warrants exercised	71,223	164,768	(164,704)	—	—	—	64
Share-based payments	—	—	487,940	—	—	—	487,940
Comprehensive loss for the year	—	—	—	—	(7,718,882)	(128,145)	(7,847,027)

Balance, December 31, 2022	1,670,071	16,524,354	6,197,158	24,746	(15,696,842)	(52,605)	6,996,811

Reclassification of derivative warrant liability	—	—	(318,000)	—	—	—	(318,000)
Pre-funded warrants exercised	328,777	532,181	(531,885)	—	—	—	296
Share-based payments	—	—	120,984	—	—	—	120,984
Comprehensive loss for the year	—	—	—	—	(2,158,065)	—	(2,158,065)

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

Shares issued pursuant to private placement	1,219,717	1,387,549	—	—	—	—	1,387,549
Pre-funded warrants issued	—	—	907,994	—	—	—	907,994
Reclassification of derivative warrant liability	—	—	123,651	—	—	—	123,651
Share issuance costs	—	(331,541)	(224,140)	—	—	—	(555,681)
Pre-funded warrants exercised	257,810	359,214	(359,211)	—	—	—	3
Warrants exercised	5,000	21,814	—	—	—	—	21,814
Share-based payments	—	—	122,527	—	—	—	122,527
Comprehensive loss for the year	—	—	—	—	(3,313,346)	—	(3,313,346)

Balance, December 31, 2024	3,481,375	18,493,571	6,039,078	24,746	(21,168,253)	(52,605)	3,336,537

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. in Dollars)

			2022
	2024	2023	Revised[1]
	$	$	$
Cash provided by (used in):

Operating activities
Net loss for the year	(3,313,346)	(2,158,065)	(7,718,882)

Items not affecting cash:
Amortization	117,274	139,694	58,146
Fair value adjustment on derivative warrant liability	(1,035,105)	(3,641,403)	(3,396,137)
Fair value of finders’ warrants allocated to derivative liability	—	—	138,005
Share-based payments	122,527	120,984	487,940
Transaction costs on derivative warrant liability	279,031	—	797,598
Unrealized foreign exchange (gain) loss	34,178	(13,634)	(6,391)
Changes in non-cash operating assets and liabilities:
Accounts receivable	43,074	21,041	(41,098)
Prepaid expenses	208,166	142,654	622,595
Accounts payable and accrued liabilities	(134,447)	(1,194,436)	892,265
	(3,678,648)	(6,583,165)	(8,165,959)

Investing activities
Acquisition of intangible assets	(38,924)	(42,052)	(26,005)
Acquisition of equipment	—	(4,311)	(19,696)
	(38,924)	(46,363)	(45,701)

Financing activities
Pre-funded warrants and warrants exercised	16,573	296	64
Payment of lease obligation	(69,723)	(66,089)	(20,410)
Cash share issuance costs	(667,883)	(295,251)	(1,067,153)
Proceeds from issuance of equity instruments	3,500,542	—	4,999,640
	2,779,509	(361,044)	3,912,141

Effect of foreign exchange (gain) loss on cash	(35,953)	4,041	(136,146)

Decrease in cash	(974,016)	(6,986,531)	(4,435,665)

Cash, beginning of year	3,447,665	10,434,196	14,869,861

Cash, end of year	2,473,649	3,447,665	10,434,196

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Fair value of agent’s warrants	—	—	185,738
Derivative warrant liability reclassified to share capital on exercise of warrants	5,244	—	—
Recognition of right-of-use asset	96,998	—	114,588
Deferred financing costs reclassified to share capital and transaction costs on derivative warrant liability	166,344	—	—

1 The Company revised certain transaction costs on derivative warrant liability from financing activities to operating activities (Note 12(h)).

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

1.	Nature of operations and going concern

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

XORTX is a late - stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as allopurinol intolerant gout and autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of these diseases.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve. These circumstances and conditions indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

These consolidated financial statements were approved for issue by the Board of Directors on March 21, 2025.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

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

The following are the Company’s financial instruments as at December 31, 2024 and 2023:

Classification

Cash	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Derivative warrant liability	FVTPL
Lease obligations	Amortized cost

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.    Material Accounting policies (continued)

b)    Measurement (continued)

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

(c)   Derecognition

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

Cash

Cash include cash on hand, held at banks, or held with investment brokers as well as short-term investments with an original maturity of 90 days or less, which are readily convertible into known amounts of cash.

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

Computer equipment	3 years

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.    Material Accounting policies (continued)

Leases (continued)

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

Government assistance

Amounts received or receivable resulting from government assistance programs, including grants and investment tax credits for research and development, are recognized where there is reasonable assurance that the amount of government assistance will be received and all attached conditions will be complied with. Investment tax credits and grants relating to qualifying scientific research and experimental development expenditures that are recoverable are recognized as a reduction of expenses.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.    Material Accounting policies (continued)

Impairment of long-lived assets

Intangible assets and equipment are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell, and its value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

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

The derivative warrants will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants and will not result in the inflow of any cash to the Company. Immediately prior to exercise, the warrants are remeasured at their intrinsic value (the intrinsic value being the share price at the date the warrant is exercised less the exercise price of the warrant), and this value is transferred to Share Capital on exercise. Any remaining fair value is recorded through profit or loss as part of the change in estimated fair value of the derivative warrant liabilities.

The Company uses the Black-Scholes option pricing model to estimate fair value at each period end date. The key assumptions used in the model are described in Note 12 (h).

Share-based payments

The Company has a stock option plan that is described in Note 12 and grants share options to acquire common shares of the Company to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments granted. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued as calculated using the Black-Scholes option pricing model if the fair value of the goods or services cannot be reliably measured. The offset to the recorded expense is to reserves.

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

3.   Material Accounting policies (continued)

Share capital (continued)

From time to time in connection with private placements and other equity offerings, the Company issues compensatory warrants (“Finders’ Warrants”) or warrant units (“Finders’ Warrant Units”) to agents as commission for services. Awards of Finders’ Warrants and Finders’ Warrant Units are accounted for in accordance with the fair value method of accounting and result in share issuance costs and a credit to reserves when Finders’ Warrants and Finders’ Warrant Units are issued. The fair value of Finders’ Warrants is measured using the Black-Scholes option pricing model and the fair value of the Finders’ Warrant Units is measured using the Geske compound option pricing model that requires the use of certain assumptions regarding the risk-free market interest rate, expected volatility in the price of the underlying stock, and expected life of the instruments.

Earnings (loss) per common share

Basic earnings (loss) per common share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year. Diluted earnings per share reflect the potential dilution that could share in the earnings of an entity. In the periods where a net loss is incurred, potentially dilutive common shares (outstanding vested stock options and share purchase warrants) are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase the common shares at the average price per period.

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

New and recent accounting pronouncements

In October 2022, IASB issued amendments to IAS 1, Presentation of Financial Statements. The amendments aim to clarify the criteria for classifying liabilities with covenants as current or non - current. Liabilities are required to be classified as non - current if an entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were adopted by the Company as of January 1, 2024. These amendments to standards resulted in the reclassification of the derivative warrant liability from non - current to current liability as described in Note 12 (h).

In April 2024, IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to replace IAS 1, Presentation of Financial Statements. The aim of IFRS 18 is to set out requirements for presentation and disclosure of financial statements to ensure the entity provides relevant and accurate information about its assets, liabilities, equity, income and expenses. IFRS 18 is effective for the Company as of January 1, 2027. The Company is assessing the impact of this standard on the consolidated financial statements.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically feasible, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at December 31, 2024.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

4.Critical accounting judgments and estimates (continued)

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

5.Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 3.62% (2023 – 5.15%).

	December 31,	December 31,
	2024	2023
	$	$

Cash	53,686	94,999
Interest-bearing deposits	2,419,963	3,352,666
	2,473,649	3,447,665

6.Prepaid expenses

The Company’s prepaid expenses relate to the following:

	December 31,	December 31,
	2024	2023
	$	$

Research and development	1,167	—
Insurance	158,007	204,302
Investor relations conferences and services	19,490	25,309
Administrative services and other	6,748	7,355
	185,412	236,966

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

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

8.Intangible assets

Cost	Total
$
Balance, December 31, 2022	294,751
Additions	42,052
Balance, December 31, 2023	336,803
Additions	38,924
Balance, December 31, 2024	375,727

Accumulated amortization	Total
$
Balance, December 31, 2022	94,917
Amortization	66,632
Balance, December 31, 2023	161,549
Amortization	31,070
Balance, December 31, 2024	192,619

Carrying values	Total
$
At December 31, 2023	175,254
At December 31, 2024	183,108

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under a patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of December 31, 2024, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of December 31, 2024, no royalties have been accrued or paid.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

8.Intangible assets (continued)

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:
i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at December 31, 2024 and December 31, 2023. The remaining shares to be issued are included in obligation to issue shares ($24,746);
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other agreed - upon jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at December 31, 2024, no royalties have been accrued or paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at December 31, 2024, no royalties have been accrued or paid.

UFRF may terminate the agreement if the Company fails to meet the above - specified milestones.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

9.Property and equipment

	Right-of-use
Cost	asset	Equipment	Total
	$	$	$
Balance, December 31, 2022	114,588	19,033	133,621
Additions	—	4,311	4,311
Balance, December 31, 2023	114,588	23,344	137,932
Additions	96,998	—	96,998
Balance, December 31, 2024	211,586	23,344	234,930

	Right-of-use
Accumulated amortization	asset	Equipment	Total
	$	$	$
Balance, December 31, 2022	38,195	2,748	40,943
Amortization	65,480	7,582	73,062
Balance, December 31, 2023	103,675	10,330	114,005
Amortization	78,525	7,679	86,204
Balance, December 31, 2024	182,200	18,009	200,209

	Right-of-use
Carrying values	asset	Equipment	Total
	$	$	$
At December 31, 2023	10,913	13,014	23,927
At December 31, 2024	29,386	5,335	34,721

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During the year ended December 31, 2024, the Company extended its office lease. A $96,998 right - of - use asset addition was recognized with a corresponding $96,998 increase to the lease liability.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

10.Accounts payable and accrued liabilities

	December 31,	December 31,
	2024	2023
	$	$
Trade payables	84,020	195,814
Accrued liabilities	63,185	87,614
Total	147,205	283,428

11.Lease obligation

The Company has entered into an office lease expiring in 2025, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at December 31, 2024 is as follows:

$
Balance, December 31, 2022	77,599
Lease payments	(66,089)
Balance, December 31, 2023	11,510
Additions	96,998
Lease payments	(69,723)
Balance, December 31, 2024	38,785

The $96,998 lease obligation addition recognized in the year ended December 31, 2024 relates to an extension of the office lease to May 31, 2025.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	December 31,	December 31,
	2024	2023
	$	$
2024	—	11,628
2025	39,535	—
Total minimum lease payments	39,535	11,628
Less: imputed interest	(750)	(118)
Total present value of minimum lease payments	38,785	11,510
Less: current portion	(38,785)	(11,510)
Non-current portion	—	—

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.Share capital and reserves

a)Authorized and issued

Unlimited common shares – 3,481,375 issued at December 31, 2024 (2023 – 1,998,848, 2022 – 1,670,071).

On November 10, 2023, the shares of the Company were consolidated on a 9:1 basis. Common shares, options, warrants and per share amounts have been adjusted for the 9:1 share consolidation unless otherwise noted.

b)Issuances

Year ended December 31, 2024:

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units at a price of CAD $3.00 per common share unit for aggregate gross proceeds of $2,000,549 (CAD $2,699,151). Each common share unit consists of one common share and one warrant to purchase one common share at CAD $4.50 per common share for a period of two years, provided, however that, if, the common shares on the TSXV trade at greater than CAD $6.00 for 10 or more consecutive trading days, the warrants will be accelerated and the warrants will expire on the 30th business day following the date of notice.

The proceeds were allocated $1,205,

000 to the derivative warrant liability (Note 12(h)) and the residual $795,549 was allocated to common shares.

In connection with the offering, the Company paid finder’s fees of $97,241 , representing a 5% finder’s fee on certain subscriptions to qualified finders. The Company incurred additional cash share issuance costs of $367,195 including $166,344 deferred at December 31, 2023. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $185,405 recorded as a reduction of equity and $279,031 recorded as transaction costs on derivative warrant liability.

On March 25, 2024, the Company issued 5,000 common shares for the exercise of warrants at CAD $4.50 per share in the amount of $16,570 (CAD $22,500). An amount of $5,244 was transferred from derivative warrant liability to share capital as a result.

On October 18, 2024, the Company closed its registered direct offering and concurrent private placement for the purchase and sale of: (i) 320,000 common share units at a price of $1.85 per unit, with each unit consisting of one common share and one warrant to purchase one common share; and (ii) 490,810 pre-funded warrant units at a price of $1.84999 per pre-funded unit, with each pre-funded unit consisting of one pre-funded warrant to purchase one common share and one warrant to purchase one common share. Aggregate gross proceeds amounted to $1,499,993. The pre-funded warrants have an exercise price of $0.00001 per share and will terminate once exercised in full. The unit warrants are exercisable at an exercise price of $2.18 are immediately exercisable and expire five years from issuance.

In connection with the private placement, the Company incurred issuance costs of $370,276. The costs were recorded as a reduction of equity.

On November 21, 2024, the Company issued 257,810 common shares for the exercise of pre-funded warrants at US$0.00001 per share in the amount of $3. An amount of $359,211 was transferred from reserves to share capital as a result.

Year ended December 31,2023 :

On January 19, 2023, the Company issued 328,777 common shares for the exercise of pre-funded warrants at $0.0009 per share in the amount of $296. An amount of $531,885 was transferred from reserves to share capital as a result.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

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

The proceeds were allocated $3,714,757 to the derivative warrant liability (Note 12(h)) and the residual amounts of $359,868 and $925,015 were allocated to common shares and pre-funded warrants respectively.

In connection with the public offering, the Company incurred issuance costs of $1,067,153 and issued 27,777 underwriters warrants with a fair value of $185,738. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $317,301 recorded as a reduction of equity and $926,456 recorded as transaction costs on derivative warrant liability and pre-funded warrants.

On December 29, 2022, the Company issued 71,223 common shares for the exercise of Pre-Funded Warrants at $0.0009 per share in the amount of $64. An amount of $164,704 was transferred from reserves to share capital as a result.

c)Diluted Weighted Average Number of Shares Outstanding

	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Basic weighted average shares outstanding	2,878,514	1,981,734	1,479,914
Effect of outstanding securities	—	—	—
Diluted weighted average shares outstanding	2,878,514	1,981,734	1,479,914

During the years ended December 31, 2024, 2023 and 2022, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

d)Common Share Purchase Warrants

A summary of the changes in warrants for the years ended December 31, 2024, 2023 and 2022 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2021	569,655	$33.10
Granted – October 7, 2022	555,555	10.98
Balance, December 31, 2023 and 2022	1,125,210	$22.31
Granted – February 9, 2024	824,767	3.13	(1)
Granted – February 23, 2024	74,950	3.13	(1)
Granted – October 18, 2024	810,810	2.18
Exercised	(5,000)	3.13	(1)
Balance, December 31, 2024	2,830,737	$3.60

(1) Exercise price of CAD $4.50.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

d)Common Share Purchase Warrants (continued)

During the year ended December 31, 2024, the Company amended the exercise price of 1,125,210 common share purchase warrants that were issued pursuant to private placements that closed in February 2021, October 2021 and October 2022. Pursuant to the polices of the TSXV the terms of the warrants, as amended, will be subject to an acceleration expiry provision such that if for any 10 consecutive trading dates during the unexpired term of the warrants, the closing price of the Company’s shares on the exchange exceeds $6.50, the exercise period of the warrants will be reduced to 30 days, starting seven days after the last premium trading day. All other terms of the warrants remain unchanged.

At December 31, 2024, the weighted average contractual remaining life of the unexercised warrants was 2.58 years (2023 – 3.15 years).

The following table summarizes information on warrants outstanding at December 31, 2024:

			Remaining
	Number		Contractual
Exercise Price	Outstanding	Expiry date	Life
$5.00	198,333	February 9, 2026	1.11 years
$5.00	270,211	October 15, 2026	1.79 years
$5.00	101,111	October 15, 2026	1.79 years
$5.00	555,555	October 7, 2027	2.77 years
CAD $4.50	819,767	February 9, 2026	1.11 years
CAD $4.50	74,950	February 23, 2026	1.15 years
$2.18	810,810	October 18, 2029	4.80 years
Total	2,830,737		2.58 years

e)Pre-Funded Warrants

A summary of the changes in pre-funded warrants for the years ended December 31, 2024, 2023 and 2022 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2021	—	—
Granted – October 7, 2022	400,000	$0.0009
Exercised	(71,223)	$0.0009
Balance, December 31, 2022	328,777	$0.0009
Exercised	(328,777)	$0.0009
Balance, December 31, 2023	—	—
Granted – October 18, 2024	490,810	$0.00001
Exercised	(257,810)	$0.00001
Balance, December 31, 2024	233,000	$0.00001

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

f)Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters warrants for the years ended December 31, 2024, 2023 and 2022 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2024, 2023 and 2022	50,298	$23.57

At December 31, 2024, the weighted average contractual remaining life of the unexercised finders’ and underwriters warrants was 2.24 years(2023 – 3.25 years).

The following table summarizes information on finders’ and underwriters warrants outstanding at December 31, 2024:

			Remaining
	Number		Contractual
Exercise Price	Outstanding	Expiry date	Life
CAD$42.30	6,377	February 9, 2026	1.11 years
$42.93	16,144	October 15, 2026	1.79 years
$10.98	27,777	October 7, 2027	2.77 years
Total	50,298		2.24 years

g)	Stock Options

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

The weighted average grant fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

	2024	2023	2022
Dividend yield	Nil	Nil	Nil
Annualized volatility	100%	100%	100%
Share price	CAD $3.82	CAD $2.90	CAD $15.50
Risk-free interest rate	3.47%	3.25%	2.81%
Expected life	5 years	5 years	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on the available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

During the year ended December 31, 2024, the Company recorded share-based payments of $122,527 (2023 - $120,984; 2022 - $487,940), in respect of the vesting of granted options and options issued in prior years.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

g)    Stock Options (continued

A summary of the changes in stock options for the years ended December 31, 2024, 2023 and 2022 is presented below:

		Weighted
	Number of	Average
	Options	Exercise price (CAD)
Balance, December 31, 2021	67,332	$27.89
Granted – January 12, 2022	14,162	22.86
Granted – June 6, 2022	43,866	14.40
Granted – November 25, 2022	7,776	12.42
Expired	(4,896)	28.67
Balance, December 31, 2022	128,240	$21.75
Granted – December 31, 2023	8,000	2.90
Expired	(32,318)	33.65
Balance, December 31, 2023	103,922	$16.60
Granted – March 4, 2024	39,483	4.50
Granted – April 8, 2024	8,000	5.00
Granted – December 18, 2024	13,000	1.75
Expired	(16,642)	22.22
Balance, December 31, 2024	147,763	$10.80
Vested and exercisable, December 31, 2024	109,807	$12.98

The weighted average contractual remaining life of the unexercised options was 3.02 years (2023 - 3.04 years).

The following table summarizes information on stock options outstanding at December 31, 2024:

	Number	Number		Remaining
Exercise Price (CAD)	Outstanding	Exercisable	Expiry Date	Contractual Life
$14.76	14,669	14,669	June 23, 2025	0.48 years
$16.92	2,366	2,366	May 12, 2026	1.36 years
$21.69	4,732	4,732	July 14, 2026	1.53 years
$22.86	7,262	7,262	December 21, 2026	1.97 years
$22.86	9,163	8,908	January 12, 2027	2.03 years
$14.40	37,200	35,444	June 6, 2027	2.43 years
$12.42	5,554	3,856	November 25, 2027	2.90 years
$2.90	8,000	8,000	December 31, 2028	4.00 years
$4.50	37,817	16,570	March 4, 2029	4.18 years
$5.00	8,000	8,000	April 8, 2029	4.27 years
$1.75	13,000	—	December 18, 2029	4.97 years
	147,763	109,807

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

h)Derivative Warrant Liability

During the years ended December 31, 2024, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

Effective January 1, 2023,with the change in functional currency of the Company to USD, the exercise price of warrants denominated in CAD is now denominated in a currency different than the functional currency of the Company and therefore these warrants now meet the definition of a derivative financial liability. Accordingly, all CAD denominated warrants recorded as equity instruments on January 1, 2023, were reclassified to derivative warrant liabilities at their estimated fair value as of that date.

The fair value of the warrants issued during the year ended December 31, 2024 with an exercise price denominated in CAD was estimated at $1,205,000 on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	130-135%
Share price	CAD $3.03 – CAD$3.40
Risk-free interest rate	4.28% – 4.33%
Expected life	2 years

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2022	$3,854,403
Reclassified from reserves	318,000
Fair value adjustment	(3,641,403)
Balance at December 31, 2023	$531,000
Warrants issued February 9, 2024	1,102,000
Warrants issued February 23, 2024	103,000
Warrants exercised	(5,244)
Reclassified to reserves	(123,651)
Fair value adjustment	(1,035,105)
Balance at December 31, 2024	$572,000

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

h)Derivative Warrant Liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities at December 31, 2024, 2023 and 2022 are as follows:

	December 31,	December 31,	December 31,
	2024	2023	2022
Share price	$1.13	$2.31	$7.29
Risk-free interest rate	2.92%	3.25%-3.91%	3.55%
Dividend yield	0%	0%	0%
Expected volatility	94%-134%	100%	100%
Remaining term (in years)	1.1-2.8	2.1-3.8	3.8-4.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

Management has assessed the revised interpretive guidance in accordance with IAS 1 Presentation of Financial Statements Amendments effective for annual periods beginning on or after January 1, 2024 with respect to its derivative warrant liability and determined those instruments meet the requirement to be classified as a current liability. Accordingly, the Company has reclassified derivative warrant liabilities of $531,000 on the consolidated statement of financial position as at December 31, 2023 to conform to the current period’s presentation. The change in presentation had no impact on net and comprehensive loss, or cash flows, or loss per share for the years ended December 31, 2024 and 2023. The change in presentation had no impact on total assets, total liabilities or shareholders equity as at December 31, 2023.

The Company identified an immaterial error and revised the consolidated statement of cash flows for the year ended December 31, 2022 by $797,598 between operating activities and financing activities for cash share issuance costs. The change in presentation had no impact on net and comprehensive loss, or loss per share for the year ended December 31, 2022. The change in presentation had no impact on total assets, total liabilities or shareholders equity as at December 31, 2022.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

13.Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2024, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $391,655 (2023 - $337,794; 2022 - $369,494).
b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $6,515 and to 1282803 Ontario Inc., a company owned by James Fairbairn, the former Chief Financial Officer of $149,820 (2023 - $156,217; 2022 - $164,547 (paid or accrued to the former CFO)).
c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $110,445 (2023 - $200,229; 2022 - $238,813).
d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $157,500 (2023 - $280,000; 2022 - $44,946).
e)	Wages and benefits were paid or accrued to the former Chief Technology Officer (“CTO”) in the amount of $nil (2023 - $nil, 2022 - $59,075).
f)	Consulting fees were paid to a private entity controlled by the spouse of the Company’s CEO in the amount of $nil (2023 - $nil; 2022 - $3,512).
g)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $172,229 (2023 - $182,675; 2022 - $127,053). The amount includes director fees payment of $123,133 for the year ended December 31, 2024 (2023 - $133,967; 2022 - $68,617) to Anthony Giovinazzo, Chairman of the Company.
h)	As at December 31, 2024, $11,120 (2023 - $6,805) was payable to directors of the Company, $7,705 (2023 - $14,631 (was payable or accrued to the former CFO)) was payable and accrued to the CFO of the Company for CFO services, $8,000 (2023 - $8,000) was payable and accrued to the CMO of the Company for consulting services,and $12,500 (2023 - $15,000) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.
i)	Management and directors’ key management compensation transactions for the years ended December 31, 2024, 2023, and 2022 are summarized as follows:

	Management		Share-based
	Compensation	Directors’ fees	payments	Total
	$	$	$	$
Year ended December 31, 2022
Directors and officers	880,387	127,053	404,573	1,412,013

Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694

Year ended December 31, 2024
Directors and officers	815,935	172,229	85,680	1,073,845

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

14.Income taxes

The income taxes shown in the consolidated statements of comprehensive loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2024	2023	2022
	$	$	$
Net loss for the year	(3,313,346)	(2,158,065)	(7,718,882)
Statutory tax rate	27%	27%	27%
Expected income tax recovery	(895,000)	(583,000)	(2,084,000)
Decrease to income tax recovery due to:
Non-deductible permanent differences	(246,000)	45,000	131,000
Temporary differences	312,000	(25,000)	276,000
(Over) under provided in prior years	(1,099,000)	(559,000)	(552,000)
Change in tax assets not recognized	1,928,000	1,122,000	2,229,000
Income tax recovery	—	—	—

The significant components of the Company’s deferred tax assets are as follows:

	December 31,	December 31,
	2024	2023
	$	$
Share issuance costs	292,000	229,000
Cumulative eligible capital	95,000	117,000
Operating losses carried forward	6,706,000	4,819,000
Total deferred tax assets	7,093,000	5,165,000
Deferred tax assets not recognized	(7,093,000)	(5,165,000)
	—	—

The realization of income tax benefits related to these deferred potential tax deductions is not probable. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of approximately CAD $36,039,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2032	44,000
2033	748,000
2034	325,000
2035	286,000
2036	365,000
2037	618,000
2038	1,089,000
2039	554,000
2040	1,116,000
2041	3,648,000
2042	12,628,000
2043	8,084,000
2044	6,534,000
Total	36,039,000

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

15.Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities and lease liability approximate their carrying values at December 31, 2024, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2024 and 2023 and categorized into levels of the fair value hierarchy:

		December 31, 2024		December 31, 2023
		Carrying	Estimated	Carrying	Estimated
	Level	Value	Fair Value	Value	Fair Value
FVTPL		$	$	$	$
Derivative warrant liability	3	572,000	572,000	531,000	531,000

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2024 and 2023.

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

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31,	December 31,
	2024	2023
	$	$

Cash	2,473,649	3,447,665

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2024 and 2023 is the carrying value of its financial assets.

b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its intellectual property portfolio.

The Company’s financial assets are comprised of its cash, accounts receivable and the financial liabilities are comprised of its accounts payable and accrued liabilities, and lease liability.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(Expressed in U.S. Dollars)

15.Financial instruments and risk management (continued)

b)Liquidity risk (continued)

The contractual maturities of these financial liabilities as at December 31, 2024 and 2023 are summarized below:

	Payments due by period as of December 31, 2024
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$

Accounts payable and accrued liabilities	147,205	147,205	—	—
Lease liability	38,785	23,124	15,661	—
	185,990	170,329	15,661	—

	Payments due by period as of December 31, 2023
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	283,428	283,428	—	—
Lease liability	11,510	11,510	—	—
	294,938	294,938	—	—

c)Market risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

ii)	Foreign Currency Risk

As at December 31, 2024, the Company is exposed to currency risk on the following financial assets and liabilities denominated in Canadian Dollars (“CAD”) and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD and EUR against the U.S. dollar is included in the table below in U.S. dollar equivalents:

	CAD	EUR	Total
	$	$	$
Cash	684,491	—	684,491
Accounts payable and accrued liabilities	(111,155)	—	(111,155)
Net exposure	573,336	—	573,336
Effect of +/- 10% change in currency	57,334	—	—

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

For the years ended December 31, 2024, 2023 and 2022

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

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the year ended December 31, 2024. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

17.Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at December 31, 2024 and December 31, 2023 are as follows:

a)	Employment Agreements

	December 31,	December 31,
	2024	2023
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of December 31, 2024 and 2023, equated to an annual salary of $321,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $323,000 (December 31,2023 - $446,000) for activities related to its clinical trial, manufacturing, collaboration programs, and other regular business activities which are expected to occur over the next two years.

18.Segmented information

The Company operates in one reportable operating segment, being the development and commercialization of therapies to treat gout and progressive kidney disease. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

19.Subsequent events

Subsequent to the year ended December 31, 2024, the Company:

a)	issued 233,000 common shares for exercise of pre-funded warrants; and
b)	issued 73,871 common shares in an at-the-market offering for net proceeds of $109,666.