Form 20-F
period 2025-12-31
XORTX Therapeutics Inc.
filed 2026-03-20
CIK 1729214

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,962,218

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

In particular, forward-looking statements in this Annual Report include, but are not limited to, statements about:

●	our ability to obtain additional financing;
●	the accuracy of our estimates regarding expenses, costs associated with clinical trials, regulatory and commercial activities, future revenues and capital requirements;
●	the success and timing of our preclinical studies and clinical trials;
●	our ability to obtain and maintain regulatory approval of XORLOTM, XORTX’s proprietary formulation of oxypurinol, for use in the Company’s XRx-026 program to treat gout, its XRx-008 program to treat autosomal dominant kidney disease (“ADPKD”), its XRx-101 program to treat AKI associated with respiratory virus infection, its XRx-225 program to treat diabetic nephropathy and any other product candidates we may develop, and the labeling under any approval we may obtain;
●	regulatory approvals and discussions and other regulatory developments in the United States, the EU and other countries;
●	the performance of third-party manufacturers and contract research organizations;
●	our plans to develop and commercialize our product candidates, if they are approved;
●	our plans to advance research in other kidney disease applications;
●	our ability to obtain and maintain intellectual property protection for our product candidates;
●	the possibility of regaining compliance with the minimum bid price requirements of the Nasdaq Stock Market LLC (“Nasdaq”);
●	the use of proceeds from capital raising activity;
●	the successful development of our sales and marketing capabilities;
●	the potential markets for our product candidates and our ability to serve those markets;
●	the rate and degree of market acceptance of any future products;
●	the success of competing drugs that are or become available; and
●	the loss of key scientific or management personnel.

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

Risks Related to Our Business and the Development of Our Product Candidates

We have a limited number of product candidates, one of which is still in preclinical development. If we do not obtain regulatory approval of one or more of our product candidates, or experience delays in doing so, our business will be materially adversely affected.

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

If any of our product candidates receive regulatory approval, the approved products may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited. Such products may also face competition sooner than anticipated and may not find market acceptance. There is also no guarantee that our product candidates would obtain approval or commercialization across jurisdictions, which would limit their full market potential. Furthermore, even if we receive regulatory approvals, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. If we fail to comply with United States and foreign regulatory requirements, regulatory authorities could limit or withdraw any marketing or commercialization approvals we may receive and subject us to other penalties.

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

A variety of external factors could also impact our ability to successfully commercialize our products. Healthcare legislation and regulations could alter market dynamics; regulatory actions could materially and adversely affect our future financial condition and business operations; product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business; we may need to have in place increased product liability coverage when or if we begin the commercialization of our product candidates, if approved; security breaches, loss of data and other disruptions could compromise sensitive information related to our business or protected health information or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation; and we are exposed to foreign currency and currency fluctuation risks. Additionally, macroeconomic trends may negatively impact our operations, including fluctuations in interest rates, political instability, and barriers to trade.

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

Risks Related to Our Intellectual Property

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties and on our ability to successfully protect and defend our own intellectual property, as we believe this provides us with important competitive advantages. Protecting our intellectual property could be challenging and expensive and a failure to do so could negatively impact our operations. However, intellectual property protections may still not entirely protect our intellectual property.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A.Directors and Senior Management

The Company’s directors and senior management include the following individuals:

Name	Position with the Company
Allen Davidoff	President and Chief Executive Officer and Director
Michael Bumby	Chief Financial Officer
Stacy Evans	Chief Business Officer
Stephen Haworth	Chief Medical Officer
Anthony J. Giovinazzo	Non-Executive Chair
Krysta Davies Foss	Director
Raymond Pratt	Director
Paul Van Damme	Director

The business address for each of the above is c/o XORTX Therapeutics Inc., 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1. For additional information, including the background and business experience of our officers and directors, see “Item 6.A. – Directors and Senior Management”.

1.B.Advisers

Not required.

1.C.Auditors

Davidson & Company LLP (“Davidson & Company”), of Vancouver, Canada, serves as the Company’s auditor. Davidson & Company has served as the Company’s auditor since January 16, 2025.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

3.A.

[Reserved]

3.B.Capitalization and Indebtedness

Not required.

3.C.Reasons for the Offer and Use Of Proceeds

Not required.

3.D.Risk Factors

Following is a list of risks that the Company faces in its normal course of business. The risks and uncertainties set out below are not the only ones the Company is facing, but is designed to highlight what we believe are the material factors to consider when evaluating our business and expectations. There are additional risks and uncertainties that the Company does not currently know about or that the Company currently considers immaterial which may also impair the Company’s business operations and cause the price of the common shares, without par value of the Company (the “Common Shares”) to decline. References to past events and risks are provided as examples only and are not intended to be a complete listing or representation as to whether any such risk factor presented has occurred in the past or the likelihood of it occurring in the future. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly.

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

We are a clinical-stage biotechnology company. We have incurred significant losses since our inception. Our net losses for the years ended December 31, 2023, 2024 and 2025 were US$2,158,065, US$3,313,346 and US$2,656,304 respectively. As of December 31, 2025, our accumulated deficit was approximately US$23,824,557. We expect to continue to incur losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates, prepare for and begin to commercialize any approved product candidates and add infrastructure and personnel to support our product development efforts and operations as a public company. The net losses and negative cash flows incurred to date, together with expected future losses, have had, and likely will continue to have, an adverse effect on our shareholders’ deficit and working capital. The amount of future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

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

Our future funding requirements will depend on many factors, including but not limited to:

●	the number and characteristics of other product candidates that we pursue;
●	the scope, progress, timing, cost and results of research, preclinical development, and clinical trials;
●	the costs, timing, requirements and outcome of seeking and obtaining FDA and non-U.S. regulatory approvals;
●	the costs associated with manufacturing our product candidates and establishing sales, marketing and distribution capabilities;
●	our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights;
●	our need and ability to hire additional management, scientific and medical personnel;
●	the effect of competing products that may limit market penetration of our product candidates, if approved;
●	our need to implement additional internal systems and infrastructure, including financial and reporting systems; and
●	the economic and other terms, timing of and success of our existing strategic partnerships, and any collaboration, licensing, or other arrangements into which we may enter in the future, including the timing of receipt of any milestone or royalty payments under these agreements.

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

We have devoted substantially all of our financial resources and efforts to developing our proprietary pipeline-in-a-product strategy identifying potential product candidates and conducting preclinical studies and preparing for clinical trials. We and our partners are still in the early stages of developing our product candidates, and we have not completed development of any products. Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue. We do not expect to generate significant product revenue unless or until we successfully complete clinical development and obtain regulatory approval of, and then successfully commercialize, at least one of our product candidates. The XRx-026 program for the treatment of gout, is the Company’s most advanced program and closest to generating revenue. However, this program will need additional funding, approval of a NDA by the FDA, as well, market access and acceptance will be required in order to be able to generate revenue, none of which can be assured. While the XRx-008 (a product candidate in development for ADPKD) and XRx-101 (product candidate in development for AKI associated with respiratory virus infections) product candidate programs are advancing towards Phase 3 clinical trials, these programs will require additional preclinical studies or clinical development as well as regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We face significant development risk as our product candidates advance further through clinical development. Our ability to generate revenue depends on a number of factors, including, but not limited to:

●	successful and timely FDA approval and market access of the XRx-026 program;
●	timely completion of our preclinical studies and our current and future clinical trials, which may be significantly slower or more costly than we currently anticipate and will depend substantially upon the performance of third-party contractors;
●	our ability to complete Investigational New Drug (“IND”) application-enabling studies and successfully submit INDs or comparable applications to allow us to initiate clinical trials for our current or any future product candidates;
●	whether we are required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;
●	our ability to demonstrate to the satisfaction of the FDA or similar foreign regulatory authorities the safety, efficacy, and acceptable risk-to-benefit profile of our product candidates or any future product candidates;
●	the prevalence, duration and severity of potential adverse events or other safety issues experienced with our product candidates or future product candidates, if any;
●	the timely receipt of necessary marketing approvals from the FDA or similar foreign regulatory authorities;
●	the willingness of physicians and patients to utilize or adopt any of our product candidates or future product candidates, if approved;
●	our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current Good Manufacturing Practices (“cGMP”) requirements;
●	our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if licensed for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others; and
●	our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates.

Many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercialize our product candidates. Even if we are able to commercialize our product candidates, if approved, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without continued funding.

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

Risks Related to Our Business and the Development of Our Product Candidates

We have a limited number of product candidates, one of which is still in preclinical development. If we do not obtain regulatory approval of one or more of our product candidates, or experience significant delays in doing so, our business will be materially adversely affected.

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

Success in preclinical studies or early-stage clinical trials does not mean that future clinical trials or registration clinical trials will be successful or otherwise provide adequate data to demonstrate the safety and efficacy of a therapeutic candidate. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and non-U.S. regulatory authorities, despite having progressed through preclinical studies and initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent clinical trials or registration clinical trials. For example, a number of companies in the pharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Similarly, interim results of a clinical trial do not necessarily predict final results. There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development, including development in registration-enabling trials, of any of our therapeutic candidates, and any setbacks in our clinical development could have a material adverse effect on our business and operating results.

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

For our clinical trials that we may conduct at sites outside the United States, particularly in countries that may have ongoing economic, social, political or health related issues, in addition to the risks listed above, we may experience adverse impacts.

Clinical trials conducted outside of the United States carry certain risks, including:

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

Disruptions at the FDA and other government agencies caused by reductions in force, funding shortages, government shutdowns internal policy changes, or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products and services from being developed, approved or commercialized in a timely manner, which could negatively impact our business.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, political instability has led the U.S. government to shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. Ongoing changes in government policies and practices on matters of public health may adversely impact our development and commercialization efforts. Decisions about the development of product candidates are often based on interactions with FDA and regulatory guidance provided by the agency following such interactions. If FDA does not agree with our decisions resulting from such interactions and guidance or there are subsequent policy changes, review and approval of our product candidates may be delayed or not occur at all.

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

In addition to creating the 505(b)(2) NDA pathway, the Hatch-Waxman Amendments to the FDCA authorized the FDA to approve generic drugs that are the same as drugs previously approved for marketing under the NDA provisions of the statute pursuant to abbreviated new drug applications (“ANDA”). An ANDA relies on the preclinical and clinical testing conducted for a previously approved reference listed drug (“RLD”) and must demonstrate to the FDA that the generic drug product is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug and also that it is “bioequivalent” to the RLD. The FDA is prohibited by statute from approving an ANDA when certain marketing or data exclusivity protections apply to the RLD. If any such competitor or third party is able to demonstrate bioequivalence without infringing our patents, then this competitor or third party may then be able to introduce a competing generic product onto the market.

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

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. XRx-008 has received Orphan Drug Designation. We plan to seek Orphan Drug Designation for XRx-101 and potentially for additional product candidates in the future. Orphan Drug Designation neither shortens the development time nor regulatory review time of a product candidate nor gives the drug any advantage in the regulatory review or approval process.

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

We operate in a highly regulated industry. The commercial potential for our approved products, if any, could be affected by changes in healthcare spending and policy in the United States and abroad. New laws, regulations, changes in policies, judicial decisions or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could adversely affect our business, operations and financial condition. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect our ability to profitably sell our product candidates, if approved. The United States government, state legislatures and foreign governments have taken action to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs and biologics.

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

The first cycle of negotiations for the Medicare Drug Price Negotiation Program commenced in the summer of 2023. On August 15, 2024, the HHS published the negotiated “maximum fair prices” for ten selected Part D drugs that treat a range of conditions, including diabetes, chronic kidney disease, and rheumatoid arthritis. The prices of these ten drugs will become effective January 1, 2026. On January 17, 2025, CMS announced its selection of 15 additional Part D drugs for the second cycle of negotiations. The negotiated prices for this second group will be effective on January 1, 2027. While there had been some questions about the Trump Administration’s position on this program, on September 30, 2025, CMS issued final guidance for the third negotiation cycle. On January 27, 2026, CMS announced its selection of 15 additional drugs (covered under either Part B or Part D) for the third cycle of negotiations. The negotiated prices for this third group will be effective on January 1, 2028. CMS also selected one previously negotiated drug for the program’s first renegotiations.

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

In May 2025, President Trump issued an executive order implementing the concept of most-favored nation pricing. Under this order, the Department of Health and Human Services, in coordination with other federal agencies, is directed to take actions to ensure that the price of prescription drugs paid by federal health insurers, including Medicare and Medicaid, is in line with the prices paid in comparably developed nations.

As an alternative to the Affordable Care Act, President Trump recently announced the Great Healthcare Plan. As presented, the plan is intended to lower drug prices by increasing competition and benchmarking U.S. drug prices to other countries, reduce insurance premiums by redirecting subsidies from insurers to individuals, increase accountability and transparency from insurers, and promote consumer choice by giving individuals more direct control over how healthcare dollars are spent. Legislative and regulatory action will be required to fully implement the plan. It is unclear how these proposed changes will impact our business and the pharmaceutical industry in general.

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

Adverse pricing limitations may hinder our ability to recoup our investment in one or more future product candidates, even if our future product candidates obtain regulatory approval. Adverse pricing limitations prior to approval will also adversely affect us by reducing our commercial potential. Our ability to commercialize any potential products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments becomes available from third-party payors, including government health administration authorities, private health insurers and other organizations. Third-party payors decide which medications they will pay for and establish reimbursement levels. In addition, companion diagnostic tests require coverage and reimbursement separately and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

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

An important element of our strategy is to use and expand our therapeutic platforms to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of multiple diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various diseases, we may not be able to develop product candidates that are safe and effective. In addition, although we expect that our therapeutic platforms will allow us to develop a steady stream of product candidates, they may not prove to be successful at doing so. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, because of association with adverse events or other characteristics that indicate they are unlikely to receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, if approved, we will face difficulty in obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect our share price.

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

Any of these occurrences may cause our operations or potential for success to suffer, harm our competitive standing and result in further losses that adversely affect our financial condition. In addition, any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or subject to certain conditions of approval and may contain requirements for potentially costly post-approval trials, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the marketed product.

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

If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities. Regardless of their merit or eventual outcome, liability claims may result in:

●	decreased demand for any future approved products;
●	injury to our reputation;
●	withdrawal of clinical trial participants;
●	termination of clinical trial sites or entire trial programs;
●	increased regulatory scrutiny;
●	significant litigation costs;
●	substantial monetary awards to or costly settlement with patients or other claimants;
●	product recalls or a change in the indications for which products may be used;
●	loss of revenue;
●	a decline in our share price;
●	diversion of management and scientific resources from our business operations; and
●	the inability to commercialize our product candidates, if approved.

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

The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure and that of any third-party billing and collections provider we use may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such the federal privacy rules for health information promulgated under the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) or state securities laws, and regulatory penalties. We are in the process of implementing security measures to prevent unauthorized access to our valuable trade secrets, patient data, and other confidential information, there is no guarantee that we can continue to protect our systems from breach. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to conduct our analyses, provide test results, bill payors or providers, process claims and appeals, conduct research and development activities, collect, process and prepare company financial information, provide information about any future products, manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business.

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

Over the past few years, several pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as:

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

Risks Related to Our Securities

Our share price is likely to continue to be volatile and the market price of our Common Shares may drop.

The trading price of our common shares has been volatile. You should consider an investment in our securities as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. You may be unable to sell your securities at or above the price you paid for them. An investment in the Company’s securities is subject to risk due to fluctuations in the market price of our Common Shares arising from changes in our operating performance or prospects. In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock.

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

The Company has received a notice of non-compliance from Nasdaq relating to the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) that requires a minimum bid price of at least US$1.00 for 30 consecutive business days (the “Minimum Bid Requirement”) and is working to regain compliance within the prescribed period (see Item 4). The Company has until April 13, 2026 to meet the Minimum Bid Requirement. If we are unable to achieve and maintain compliance with such listing standards or other Nasdaq listing requirements in the future, our Common Shares could be delisted from Nasdaq. Even if we cure the deficiency and meet the Minimum Bid Requirement discussed in this Annual Report our securities may fail to meet the continued listing requirements to be listed on Nasdaq. If Nasdaq delists our Common Shares from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	a determination that our Common Shares are a “penny stock” which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common shares;
●	a limited amount of news and analyst coverage for our Company; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

We are currently listed on the TSX Venture Exchange (“TSXV”) and Nasdaq under the trading symbol “XRTX” and on each of the Frankfurt, Munich, Berlin, and Stuttgart Stock Exchanges under the trading symbol “ANU”. As a public company in these jurisdictions, we incur significant legal, accounting, administrative and other expenses.

As a result of being a public company, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the related rules and regulations implemented by the Securities and Exchange Commission (the “SEC”), the applicable Canadian securities regulators, and Nasdaq, have increased legal and financial compliance costs and have made some compliance activities more time consuming. We are investing resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We are a “foreign private issuer” and may have disclosure obligations that are different from those of U.S. domestic reporting companies. As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which could limit the information publicly available to our shareholders.

As a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. We are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our principal shareholders are currently exempt from the insider reporting and short-swing profit recovery requirements in Section 16 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”), while our officers, directors and are exempt from such requirements through an exemption available to Canadian organized entities. Accordingly, our shareholders may not know on as timely a basis as with U.S. domestic issuers when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer (we have four days to report). As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. As a result of such varied reporting obligations, shareholders should not expect to receive the same information at the same time as information provided by U.S. domestic companies.

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

We have identified a material weakness in our internal controls over financial reporting. If our remediation efforts to address the material weakness are not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our Common Shares.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 or any subsequent testing by our independent registered public accounting firm if required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Common Shares.

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2025, our management continued to identify material weakness related to a material weakness in the period end closing process and related management review controls, that was first identified for the fiscal year ended December 31, 2024. While the Company has implemented enhanced control activities to remediate previously identified material weaknesses, such remedial activities have been determined to not yet be operating effective as of December 31, 2025 and that the material weakness remains. As part of these remediation efforts, our management conducted a comprehensive review of the Company’s internal control framework in accordance with the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Criteria”). During this process, our management, determined that certain remediation activities require additional time and resources to complete, including controls that are currently being implemented or that require a sufficient period of operation before management can conclude on their operating effectiveness.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting in accordance with the COSO Criteria, as may be modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

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

Our Common Shares are listed on the TSXV, Nasdaq and we also trade over the counter on the Frankfurt Borse. We cannot assure you that an active trading market for our Common Shares will develop on the TSXV, Nasdaq, or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Common Shares will develop or be maintained, the liquidity of any trading market, which may affect the ability to sell our Common Shares when desired, or the trading prices that you may obtain for your Common Shares.

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

The rules governing “passive foreign investment companies,” (“PFICs”) can have adverse effects on U.S. Holders (as defined below in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) of the Company’s shares for U.S. federal income tax purposes. Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally, using a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash), we would be characterized as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including goodwill and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in an offering or in any other subsequent financing transaction. Moreover, our ability to earn specific types of income that will be treated as non-passive for purposes of the PFIC rules is uncertain with respect to future years. We believe we were classified as a PFIC during the taxable year ended December 31, 2025. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2026, or future taxable years, and we cannot provide any assurances regarding our PFIC status for any current or future taxable year.

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

We do not anticipate paying cash dividends on our Common Shares in the foreseeable future. The payment of dividends on our Common Shares will depend on our earnings, financial condition and other business and economic factors as our board of directors (“Board of Directors”) may consider relevant. If we do not pay dividends, our Common Shares may be less valuable because a return on an investment in our Common Shares will only occur if our stock price appreciates.

Negative macroeconomic and geopolitical trends or other events outside our control could harm our future revenue and financial condition, our ability to access capital, and increase our costs and expenses.

There can be no assurance that the Company’s business (or that of our CROs, contract manufacturing organizations and other contractors and consultants) and corresponding financial performance will not be adversely affected by general negative economic or consumer trends or events, including pandemics, public health crises, weather catastrophes, acts of terrorism, war, trade disputes, and political instability. In particular, global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, interest-rate volatility and inflation, the war between Russia and Ukraine, conflict in the Middle East, the war against Iran, including potential disruption to energy markets, and political instability, including shutdowns of the U.S. government.

These events, including responses to such events, have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels, and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on the Company’s business and financial condition, its ability to conduct clinical trials, and its ability to access capital on favorable terms, or at all, could be negatively impacted as a result of such conditions and consequences. Additionally, our operations, and those of our CROs, CMOs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these events or the impacts of any macro event could disrupt our business and harm our operations and financial condition and increase our costs and expenses. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability.

Risks Related to Our Dependence on Third Parties

Our existing strategic partnerships are important to our business, and future strategic partnerships will likely also be important to us. If we are unable to maintain our strategic partnerships, or if these strategic partnerships are not successful, our business could be adversely affected.

We have limited capabilities for product candidate development and do not yet have any capability for sales, marketing or distribution. Accordingly, we have entered strategic partnerships with other companies that we believe can provide such capabilities, and we may enter into similar such arrangements in the future, including as a result of the Vectus Acquisition (as defined herein). Our existing strategic partnerships, and any future strategic partnerships we enter, may pose a number of risks, including the following:

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

If our strategic partnerships do not result in the successful development and commercialization of product candidates, if approved, or if one of our partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. Moreover, our estimates of the potential revenue we are eligible to receive under our strategic partnerships may include potential payments in respect of therapeutic programs for which our partners have discontinued development or may discontinue development in the future. Furthermore, our strategic partners may not keep us informed as to the status of their in-house research activities and they may fail to exercise options embedded within certain agreements. Any discontinuation of product development by our strategic partners could reduce the amounts receivable under our strategic partnerships below the stated amounts we are eligible to receive under those agreements. If we do not receive the funding we expect under these agreements, our development of our therapeutic platforms and product candidates could be delayed and we may need additional resources to develop product candidates and our therapeutic platforms. All the risks relating to product development, regulatory approval and commercialization described in this AIF also apply to the activities of our program strategic partners.

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

Strategic partnerships are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future strategic partners. If we are unable to reach agreements with suitable strategic partners on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter strategic partnerships and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our therapeutic platforms and our business may be materially and adversely affected.

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

Part of our reliance and partnerships with CROs includes reliance on third-party doctors, nurses or healthcare workers in our clinical trials. Fraud caused by third party errors or omissions, including intentional or unintentional failure to administer drugs as whole, failure to administer in a timely fashion, failure to accurately record data or complete the assigned measures or tests to complete the data that is part of the clinical trial presents risk. Any of these failures can have negative impact on trial outcomes, processes, timeliness and cost. While it falls under a CRO’s delegated responsibilities, ultimately, we have oversight as the sponsor and must act accordingly.

If any of our clinical trial sites terminate for any reason, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trials unless we are able to transfer the care of those patients to another qualified clinical trial site. Further, if our relationship with any of our CROs is terminated, we may be unable to enter arrangements with alternative CROs on commercially reasonable terms, or at all.

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

We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to develop and manufacture our product candidates for use in the conduct of our trials or for commercial supply, if our product candidates are approved for commercial marketing. Instead, we have relied on, and expect to continue to rely on, third-party providers to manufacture the supplies for our preclinical studies and clinical trials. We currently rely on a limited number of third-party contract manufacturers for all the required raw materials for our preclinical research and clinical trials, as well as for the manufacture of our product candidates. To the extent any of our manufacturing partners is unable to fulfill these obligations in a timely manner, relating to supply chain issues or changes in government policies, including trade barriers and the impact of tariffs, our clinical trials may be delayed and our business may be adversely affected. In general, reliance on third-party providers may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the operational processes of the contract manufacturing organizations with whom we contract, and we are dependent on these third parties to produce our product candidates in accordance with relevant regulations (such as cGMP), which include, among other things, quality control and the maintenance of records and documentation.

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

As of the date of this 20-F, we had two full-time employees, one part-time employee and 14 consultants. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to expand our employee base for managerial, operational, financial and other resources. Additionally, as our product candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, manufacturing, regulatory sales and marketing capabilities or contract with other organizations to provide these capabilities for us. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. Also, our management may need to divert a disproportionate amount of their attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational errors, loss of business opportunities, loss of employees and reduced productivity amongst remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected and our ability to generate or grow revenue could be reduced, prohibiting us from implementing our business strategy. Our future financial performance and our ability to commercialize our product candidates and compete effectively with others in our industry will depend on our ability to effectively manage any future growth.

Risks Related to Our Intellectual Property

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

Our success depends in part on our ability to operate without infringing the proprietary rights of third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our future approved products or impair our competitive position.

We are aware of third-party patents and patent applications containing claims that are related to administering a xanthine oxidase inhibitor as an adjunct in combination with other primary compounds for treating related indications. If our product candidates or our strategic partners’ products were to be found to infringe any such patents, and we were unable to invalidate those patents, or if licenses for them are not available on commercially reasonable terms, or at all, our business could be materially harmed. These patents may not expire before we receive marketing authorization for our product candidates and could delay the commercial launch or one or more future products. There is also no assurance that there are not third-party patents or patent applications of which we are aware, but which we do not believe are relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our future approved products or impair our competitive position.

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

Moreover, the patent position of pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. The issuance of a patent does not ensure that it is valid or enforceable. Third parties may challenge the validity, enforceability or scope of our issued patents, and such patents may be narrowed, invalidated, circumvented, or deemed unenforceable. In addition, changes in law may introduce uncertainty in the enforceability or scope of patents owned by pharmaceutical companies. If, our patents are narrowed, invalidated or held unenforceable, third parties may be able to commercialize our technology or product candidates and compete directly with us without payment to us. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, and such prior art could potentially invalidate one or more of our patents or prevent a patent from issuing from one or more of our pending patent applications. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Furthermore, even if our patents are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not allow us to protect our inventions with patents to the same extent as the laws of the United States. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions. Therefore, the issuance, validity, enforceability, scope and commercial value of our patents in the United States and in foreign countries cannot be predicted with certainty and, as a result, any patents that we own or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection from our pending patent applications, from those we may file in the future, or from those we may license from third parties. Moreover, even if we can obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product candidate and practicing our own patented technology.

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

We have been a party to license agreements to which we in-license key patent and patent applications for use in one or more of our product candidates. Such agreements can be important to our business and can impose various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensors may have the right to terminate the licenses, in which event we would not be able to develop or market the product candidates covered by such licensed intellectual property.

We rely on certain of our licensors to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license from them and may continue to do so in the future. We have limited control over these activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate infringement proceeding against a third-party infringer of the intellectual property rights or defend certain of the intellectual property that is licensed to us. It is possible that any licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

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

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information. For example, we treat our proprietary computational technologies, including unpatented know-how and other proprietary information, as trade secrets. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, strategic partners and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual while rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Thus, despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

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

The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have an adverse effect on our business. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties disclosing or claiming the same invention. A third party that has filed, or files a patent application in the USPTO after March 16, 2013, but before us, could be awarded a patent covering a given invention, even if we had made the invention before it was made by the third party. This requires us to be cognizant going forward of the time from invention to filing of a patent application.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

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

Any proprietary name or trademark we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the USPTO. The FDA typically conducts a review of proposed product candidate names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any product candidate names we propose, we may be required to adopt an alternative name for the product candidate. If we adopt an alternative name, we will lose the benefit of any existing trademark applications for such product candidate and may be required to expend significant additional resources to identify a suitable product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest, and our business may be adversely affected.

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

Opposition or cancellation proceedings or lawsuits may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected.

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

These agreements impose numerous obligations, such as diligence and payment obligations. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our product candidates. These licenses do and future licenses may include provisions that impose obligations and restrictions on us. This could delay or otherwise negatively impact a transaction that we may wish to enter.

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

We are generally also subject to all the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize product candidates could suffer.

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

General Development of the Business of the Company

Recent Developments

On February 4, 2026, the Company announced that it entered into an extension agreement with Vectus Biosystems Limited (“Vectus”) to extend the time available to complete Vectus Acquisition (as defined herein). The agreement extends the time available to the Company and Vectus to close the Vectus Acquisition until March 31, 2026, to provide additional time for transfer of intellectual property. The Vectus Acquisition is subject to finalization of closing documentation and the satisfaction of typical closing conditions, including receipt of all regulatory approvals, and compliance with applicable stock exchange requirements and securities laws.

On February 4, 2026, the Company disclosed that in connection with the appointment of Krysta Davies Foss to the Board of Directors, it granted Ms. Davies Foss 20,000 options to purchase Common Shares at an exercise price of CAD $0.69 for a period of five years, in accordance with the Company’s Stock Option Plan.

On March 5, 2026, the Company announced that it had filed its notice of meeting, management information circular (the “Circular”) and related documents with the securities regulators in connection with its upcoming Annual and Special Meeting of shareholders to be held March 24, 2026 (the “Meeting”). At the Meeting, shareholders will to vote to: (1) to fix the number of directors to be elected at the Meeting at five; (2) to elect directors of the Company; (3) to appoint Davidson & Company as the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor; (4) to confirm and approve the Company’s Stock Option Plan; and (5) to consider and vote on an ordinary resolution to amend the Company’s articles to provide for a consolidation of the Company’s Common Shares on the basis of up to five (5) pre-consolidation Common Shares for every one (1) post-consolidation Common Shares (the “2026 Share Consolidation”) as more particularly described in the Circular.

On March 13, 2026, the Company announced that the independent proxy advisory firm, Institutional Shareholder Services (“ISS”) recommended Shareholders vote FOR on the 2026 Share Consolidation at the March 24, 2026 shareholder Meeting. In relation to the share consolidation, ISS recommended voting FOR this resolution stating: “…the stock consolidation should have no direct impact on shareholder value and could enhance the long-term growth prospects of the Company by broadening its financing alternatives.” ISS is an independent proxy voting and corporate governance advisory firm whose shareholder voting recommendations and analysis are subscribed to, and are relied upon, by many pension funds, investment managers, mutual funds and other institutional shareholders.

On March 18, 2026, the Company announced that it was substituting its slate of nominees to the Company’s board of directors at the March 24, 2026 shareholder meeting. The company announced that it would be nominating Messrs. George Scorsis, Richard Grieve and Mika Grasso (collectively, the “New Nominees”) for election to the Company’s board of directors (the “Board”) instead of Ms. Krysta Davies Foss and Messrs. Raymond Pratt and Paul Van Damme. The Company is currently in negotiations with respect to a significant financing initiative and it is a condition of that financing that the New Nominees be added to the Board in place of the three existing nominees. In the event that the financing is not completed, the New Nominees will resign from the Board with those vacancies to be filled in due course by the Company. The financing is subject to the approval of the TSXV Venture Exchange.

Three Year History

The three year history of the Company and its business are outlined below. Please note that the details below have been adjusted to reflect the consolidation of the Company’s Common Shares on the basis of one post-consolidation Share for every nine pre-consolidation Common Shares, effective November 9, 2023 (the “2023 Share Consolidation”).

2023

On January 3, 2023, the Company announced the submission of a Patent Cooperation Treaty (“PCT”) patent application seeking international patent protection for the patent entitled “Compositions and Methods for Diagnosis, Treatment and Prevention of Kidney Disease”.

On January 19, 2023, the Company issued 328,777 Common Shares for the exercise of pre-funded warrants at US$0.0009 per share in the amount of US$296.

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

On May 23, 2023 the Company announced that Nasdaq granted the Company’s request for a 180-day extension (until November 20, 2023) to regain compliance with Nasdaq’s minimum bid price requirement of US$1.00 per share. The Company was first notified by Nasdaq of its failure to comply with the Minimum Bid Requirement on November 22, 2022, and was given until May 22, 2023 to regain compliance.

On June 6, 2023, the Company announced that it would present scientific data supporting the recent ODD at the PKD Foundation – “PKD Connect” meeting held June 22-24, 2023, in Denver, Colorado. The studies presented were conducted by Dr. Charles Edelstein of the University of Colorado and represent the seminal research leading to the FDA ODD grant that was announced by the Company on April 21, 2023.

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

On October 27, 2023, the Company announced the results of its special meeting of shareholders held on the same date. A total of 8,453,229 Common Shares (2023 Share Consolidation) of the Company were represented at the Meeting, representing approximately 47% of the total number of Common Shares of the Company issued and outstanding. The sole item of business of the meeting, being shareholder approval of the consolidation resolution was duly authorized and approved.

On November 2, 2023, the Company announced the presentation of new research findings at the American Society of Nephrology meeting being held November 3, 2023 in Philadelphia.

On November 8, 2023, the Company announced that the Board of Directors approved the 2023 Share Consolidation.

On November 10, 2023, the Company announced that the 2023 Share Consolidation was completed. The Company’s shares began trading on a post-consolidation basis on the TSXV and the Nasdaq on Tuesday, November 14, 2023.

On November 29, 2023, the Company announced receipt of a letter of compliance from the Nasdaq Listing Qualifications Department in connection with the Minimum Bid Requirement. To regain compliance, the Company’s Common Shares were required to trade at or above US$1.00 per share for at least 10 consecutive trading days. Following implementation of the 2023 Share Consolidation, this requirement was met on November 28, 2023 and the Company received the compliance letter from Nasdaq on such date. As a result, the deficiency in Nasdaq’s Minimum Bid Requirement was cured.

On November 30, 2023, the Company announced that it entered into an At The Market Offering Agreement with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company, at its discretion, may offer and sell, from time to time, through Wainwright, Common Shares without par value having an aggregate offering price of up to US$3,701,931 (the “ATM Offering”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering will be paid to Wainwright in connection with its services.

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

On February 1, 2024, the Company provided details on a consulting agreement entered between the Company and Plutus Bridge Capital Inc. (“Plutus”). XORTX retained Plutus pursuant to an amended and restated consulting agreement made as of January 27, 2024 (the “Plutus Agreement”) to provide social media marketing and related services in accordance with TSXV policies. Plutus is an independently owned public relations and capital markets consultancy firm based in Vancouver, British Columbia. Plutus will use commercially reasonable efforts to increase public awareness of the Company and its products, services, and securities through online advertising campaigns.

On February 15 and March 4, 2024, the Company closed two tranches of a non-brokered offering of 899,717 common share units at a price of CAD $3 per common share unit for aggregate gross proceeds of US$2,000,549 (CAD $2,699,151). Each common share unit consisted of one common share and one warrant to purchase one common share at CAD $4.50 per common share for a period of two years. The warrants were immediately exercisable and may be exercised for two years from the date of issuance, provided however that, if the Common Shares on the TSXV trade at greater than CAD $6.00 for ten (10) or more consecutive trading days, the warrants will be accelerated and the warrants will expire on the 30th business day following notice. In connection with the non-brokered offering, the Company paid finder’s fees of US$97,241 (CAD $132,551), representing a 5% finder’s fee on certain subscriptions to qualified finders.

On March 11, 2024, the Company announced an amendment to the terms of an aggregate of 1,101,433 outstanding common share purchase warrants, as follows:

●	In connection with 231,746 warrants issued pursuant to the private placement that closed on February 9, 2021 and which had an original exercise price of CAD $42.26 per share (CAD $0.40 per share, adjusted to reflect the 2021 share consolidation and 2023 Share Consolidation), to amend the exercise price from CAD $42.26 to US$5.00.
●	In connection with 286,355 warrants issued pursuant to the prospectus offering that closed on October 15, 2021 and which had an original exercise price of US$42.93 per share (US$4.77 per share, adjusted to reflect the 2023 Share Consolidation) to amend the exercise price from US$42.93 to US$5.00.
●	In connection with 583,332 warrants issued pursuant to the prospectus offering that closed on October 7, 2022 and which had an original exercise price of US$10.98 per share (US$1.22 per share, adjusted to reflect the 2023 Share Consolidation) to amend the exercise price from US$10.98 to US$5.00.

Pursuant to the polices of the TSXV the terms of the warrants, as amended, are subject to an acceleration expiry provision such that if for any ten consecutive trading dates (the “Premium Trading Days”) during the unexpired term of the warrants, the closing price of the Company’s shares on the TSXV exceeds US$6.50 (approximately CAD $8.7562), the exercise period of the warrants would be reduced to 30 days, starting seven days after the last Premium Trading Day. The Company will announce any such accelerated expiry date by press release. All other terms of the warrants remained unchanged.

On March 19, 2024, the Company summarized its achievements in 2023 noting it was year of substantial clinical, technological and regulatory progress. Key milestones included: 1) the grant of U.S. ODD for the XRx-008 program for ADPKD that is being developed under the US FDA 505(b)(2) rules; and 2) ongoing discussions with the FDA have aligned our endpoints and other Phase 3 clinical trial elements to make XORLOTM the Company’s proprietary oxypurinol formulation, eligible for accelerated approval.

On March 27, 2024, the Company announced the appointment of Dr. Ronald Perrone, MD to its Clinical Advisory Board. Dr. Perrone is Professor of Medicine at Tufts University School of Medicine in Boston, Massachusetts. Dr. Perrone is board certified in Nephrology. He did his Internal Medicine residency at Grady Memorial Hospital in Atlanta and Nephrology fellowship at Boston University Medical Center. Dr. Perrone’s research involves clinical investigations focused on kidney disease with a special emphasis on polycystic kidney disease (“PKD”). He is heavily involved in clinical research in ADPKD clinical trials and works with regulatory agencies such as the FDA to contribute to the development of database assessment tools to validate total kidney volume as a biomarker for PKD progression. Dr. Perrone’s focus on translational clinical trial interventions in ADPKD includes trials for Sanofi, Reata, Palladio Biosciences, HALT-PKD, the TAME PKD Metformin trial, TEMPO and REPRISE trials for Tolvaptan. Dr. Perrone also initiated a PKD Database Consortium in 2007 which led to the creation of the PKD Outcomes Consortium in 2009. The PKD Outcomes Consortium, comprising contributors from academia, the pharmaceutical industry, National Institute of Health (“NIH”), FDA, the Clinical Data Interchange Standards Consortium (“CDISC”), and the Critical Path Institute (“C-Path”), is creating the groundwork for validation of for biomarkers and clinical trial and regulatory endpoints in ADPKD. This work is ongoing and involves frequent interactions with the FDA and the European Medicines Agency (“EMA”). Dr. Perron has co-authored over 100 peer-reviewed publications on a variety of kidney diseases, including many on PKD.

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

On April 30, 2024, the Company announced that it received TSXV approval to amend the terms of 1,024,099 outstanding common share purchase warrants. The exercise price of the warrants was adjusted to US$5.00 per share, down from higher original prices, following a series of private placements in 2021 and 2022.

On May 17, 2024, the Company announced that it received approval from the TSXV to amend the terms of 910,000 outstanding common share purchase warrants issued on October 15, 2021. The exercise price was reduced to US$5.00 per share, down from the previous adjusted price of US$42.93 per share following a 9:1 consolidation. This re-pricing completed a previously announced adjustment and included an acceleration provision.

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

On October 18, 2024, the Company closed a registered direct offering and concurrent private placement for the purchase and sale of 810,810 Common Shares (or pre-funded warrants in lieu thereof) (the “October 2024 Offering”). At closing, through the registered direct offering, the company sold: (i) 320,000 Common Shares at a price of US$1.85 per share. and (ii) 490,810 pre-funded warrants at a price of US$1.8499 per pre-funded unit, with each pre-funded unit consisting of one pre-funded warrant to purchase one common share (the “October 2024 Pre-Funded Warrants”). The October 2024 Pre-Funded Warrants have an exercise price of US$0.00001 per share and will terminate once exercised in full. As at the date of this Annual Report, all October 2024 Pre-Funded Warrants have been exercised. In addition, through the concurrent private placement, the Company sold 810,810 common share purchase warrants (the “October 2024 Common Warrants”), with an exercise price of US$2.18 per Common Warrant Share, exercisable immediately upon issuance with a term of five years from the date of issuance. Aggregate gross proceeds amounted to US$1,499,993. The Company used the net proceeds from the offering for working capital and general corporate purposes.

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

2025

On January 6, 2025, the Company announced the launch of a new late-stage program, XRx-026, to treat gout. This program is focused on developing a treatment for individuals who are intolerant to allopurinol, a common medication used to manage gout.

On January 17, 2025, the Company announced that it changed its auditor from Smythe LLP to Davidson & Company, effective January 16, 2025. The Board of Directors accepted the resignation of Smythe LLP and appointed Davidson & Company as the Company’s auditor, to hold office until the Company’s next annual general meeting. There were no reservations in Smythe LLP’s audit reports, and no reportable events occurred between the Company and its former auditor.

On January 29, 2025, the Company participated in the Microcap Conference hosted by DealFlow Events in Atlantic City, where the Company updated investors on its gout program, XRx-026, and its plans to advance the program through a New Drug Application (“NDA”) filing. The presentation also covered the progress of XRx-008, the program for ADPKD, including preparations for registration clinical trials.

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

On March 19, 2025, the Company provided an update regarding communications with the FDA. The Company prepared a broad Type B meeting review at the FDA’s request, including review of chemistry, manufacturing, pharmacology, toxicology and clinical evidence regarding the Company’s XRx-026 program for the treatment of gout. The purpose of the Type B meeting will be to review the XRx-026 program and its readiness for submission of an NDA to gain marketing approval for XORLOTM in the US using the FDA 505(b)(2) development pathway. The Company believes that a Type B meeting will facilitate a broader discussion toward market approval.

On April 17, 2025, the Company received a notification from the Nasdaq that it was not in compliance with the Minimum Bid Requirement While the failure to met the Minimum Bid Price does not have an immediate impact on the Company’s listing, in accordance with Listing Rule 5810(c)(3)(A), the Company has 180 calendar days from the date of notification to regain compliance with the Minimum Bid Requirement, during which time the shares will continue to trade on the Nasdaq Capital Market. If at any time before the end of the 180 calendar day period, the bid price of the shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days (subject to Nasdaq’s discretion to extend this 10 day period under Rule 5810(c)(3)(H)), and the Company continues to meet the other listing requirements, Nasdaq will provide written notification that the Company has achieved compliance with the Minimum Bid Requirement and will consider such deficiency resolved. The notification letter does not affect the Company’s compliance status with its TSXV listing. The Company will evaluate all options to resolve the deficiency and regain compliance with the Minimum Bid Requirement.

On April 28, 2025, the Company announced receipt of notification that the European Patent office will grant the Company a patent “Xanthine Oxidase Inhibitor Formulations.” The patent covers compositions and methods of formulating using XORTX’s proprietary formulations of xanthine oxidase inhibitors (“XOI”) for the treatment of the health consequences of chronically high uric acid, gout, renal, cardiovascular and other diseases where aberrant purine metabolism has been implicated in disease progression.

On April 30, 2025, the Company announced that it had received responses from the FDA on its Type B Meeting Package related to the development of XRX-026 for the treatment of gout. The responses clarified the remaining steps for submission of an NDA. Under the IND planned for submission, additional data will be provided to the FDA including support for the 505(b)2 development pathway, and a proposed two-part bridging clinical study will be conducted with the first part characterizing the pharmacokinetics of XORTX’s commercial form of oxypurinol tablet and the second part evaluating the therapeutic equivalence between allopurinol in gout patients and XORTX’s commercial form of oxypurinol.

On May 19, 2025, the Company announced a non-brokered private placement to raise up to US$3,000,000 through the issuance of up to 3,409,090 units of the Company at a price of US$0.88 per unit, with each unit will be comprised of one Common Share and one Common Share purchase warrant (the “May 2025 Offering”). On July 22, 2025, the Company announced that the May 2025 Offering would not proceed.

On July 22, 2025, the Company closed a non-brokered private placement of units (the “July 2025 Units”), whereby it issued 1,267,123 units at a price of US$0.73 per unit for aggregate gross proceeds of US$925,000 pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 — Prospectus Exemptions (the “Listed Issuer Financing Exemption,” such offering the “July 2025 Offering”). Each July 2025 Unit consisted of one Common Share one common share purchase warrant (the “July 2025 Warrants”). Each July 2025 Warrant entitles the holder thereof the right to purchase one additional Common Share at a price of US$1.20 for a period of sixty (60) months following the date of issuance; provided, however, that if the closing price of the Common Shares on Nasdaq is greater than US$2.00 for ten or more consecutive trading days, the July 2025 Warrants will accelerate and expire on the 30th business day following the date of the notice of such period. Because the July 2025 offering was completed pursuant to the Listed Issuer Financing Exemption, the securities issued were not be subject to a hold period pursuant to applicable Canadian securities laws. The Company used the proceeds of the July 2025 Offering for gout programs, general corporate and working capital purposes. In connection with the July 2025 offering, the Company paid an aggregate of US$12,264 in finder’s fees and issued, in aggregate, 16,800 finder’s warrants (the “July 2025 Finder’s Warrants”).

On August 7, 2025, the Company provided a corporate update on its 2025 progress and strategic goals for 2026, indicating that the first half of 2025 was marked by intense focus and significant advancement, solidifying a robust plan to accelerate the lead gout program towards a NDA filing, aiming to propel technology toward revenue generation and foster substantial shareholder value. It was noted that the XRx-026 program was approximately 12 months from filing a NDA with the FDA for XORLO™ marketing approval, targeting an estimated US$700 million per year market opportunity (considering the inflation-adjusted Febuxostat peak sales). Key objectives outlined included: IND application; XRX-OXY-102 clinical trial; chemistry, manufacturing and controls; commercialization preparations; and European market strategy.

On August 8, 2025, the Company closed a non-brokered private placement of 156,849 units at a price of US$0.73 (the “August 2025 Units”), for aggregate gross proceeds of US$114,500 (the “August 2025 Private Placement”). Each August 2025 Unit consisted of one Common Share and one Common Share purchase warrant (the “August 2025 Warrants”), with each warrant entitling the holder thereof the right to purchase one additional Common Share at a price of US$1.20 for a period of sixty (60) months following the date of issuance; provided, however, that if the closing price of the Common Shares on Nasdaq is greater than US$2.00 for ten (10) or more consecutive trading days, the August 2025 Warrants will accelerate and expire on the 30th business day following the date of the notice of such period. The securities issued in the August 2025 Private Placement were subject to a four month and a day hold. No finder’s fees were paid.

On September 3, 2025, the Company announced the initiation of IND preparation for its lead program, XRx-026, focused on the treatment of gout. In support of this milestone, the Company engaged Allucent (formerly, Cato Research Canada Inc.), a global contract research organization specializing in regulatory and clinical development, pursuant to the 2017 master services agreement. Preparation of the IND will include a comprehensive review of non-clinical, pharmacologic, toxicological, and regulatory progress, and will incorporate the clinical development plan and protocol for a pharmacologic characterization study of XORLO™, the Company’s proprietary formulation of oxypurinol, in fed and fasted states.

On October 15, 2025, the Company entered into a binding term sheet to acquire a renal anti-fibrotic therapeutic program from Vectus Biosystems Limited (“Vectus”), an Australian company (the “Vectus Acquisition”). The renal anti-fibrotic therapeutic program includes a novel new chemical entity, VB4-P5, along with its associated intellectual property, regulatory documentation, and manufacturing data. The program is currently at the pre-IND stage of development and targets both rare and prevalent forms of kidney disease. Under the terms XORTX will acquire intellectual property specifically related to the VB4-P5 compound and the data generated by Vectus from its work on the VB4-P5 small molecule and related assets in exchange for US$3.0 million, payable in Common Shares or Common Share equivalents of XORTX at a deemed issue price of US$0.86 per Common Share Equivalent (the “Vectus Issue Price”), with the Vectus Issue Price subject to adjustment in certain circumstances provided, however, that the Vectus Issue Price will not be lower than the Discounted Market Price (as defined in the policies of the TSXV) on October 16, 2025. The Vectus Acquisition was to occur no later than 90 days post signing, being January 13, 2026. As, detailed above, on January 13, 2026, the Company entered into an extension agreement with Vectus to extend the closing date to March 31, 2026, and as of the date of the Form 20-F, the transaction is in the final stages of closing.

On October 20, 2025, the Company announced that it received a notice from the Nasdaq Stock Market LLC granting the Company’s request for an 180-day extension to regain compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Rule 5550(a)(2). The Company was first notified by Nasdaq that it was non-compliant with this requirement on April 17, 2025, and was given until October 14, 2025 to regain compliance. The Company now has until April 13, 2026 to meet the requirement. The Company is working to resolve this issue.

On October 29, 2025, the Company announced that it had closed its registered direct offering for the purchase and sale of 1,750,000 Common Shares or pre-funded warrants in a registered direct offering at a purchase price of US$0.63 per common share. In connection with the offering, an institutional investor acquired 572,470 Common Shares and 1,177,530 Pre-Funded Warrants. Each Pre-funded Warrant will entitle the holder to acquire one common share at an exercise price of US$0.0001 per share. The gross proceeds from the offering were US$1,102,500, before deducting placement agent fees and other offering expenses payable by the Company. D. Boral Capital LLC acted as sole placement agent for the offering, and was issued 87,500 agent warrants, each exercisable into one Common Share of the Company at an exercise price of US$0.69 commencing 181 days following their issuance, and having a term of 18 months from the closing date. D. Boral Capital LLC was also paid a cash commission of US$77,175, equal to 7% of the gross proceeds of the Offering.

On December 31, 2025, the Company announced recent peer-reviewed, independent, published research reports that expand current knowledge that genetic factors are linked to the over-expression of xanthine oxidase (“XO”), high chronic uric acid concentrations in the blood and gout.

Also on December 31, 2025, the Company announced appointment of Krysta Davies Foss as a director and the resignation of Bill Farley, Abigail Jenkins and Patrick Treanor reducing the Board of Directors to five members. Ms. Davies Foss is a seasoned biotechnology executive with more than 25 years of experience advising pharmaceutical and biotechnology companies on development strategy, commercialization, and market preparedness across a broad range of therapeutic areas. She currently serves as Chief Executive Officer of Triad Strategic Services, a leading pharma and biotech strategy consulting firm. In addition to her executive role, Ms. Davies Foss serves on multiple boards, including the Canadian Organization for Rare Disorders (CORD), and has provided strategic intelligence and advisory services to organizations ranging from incubators and early-stage startups to large multinational pharmaceutical companies. Her experience spans the full product development lifecycle, from early innovation through global commercialization.

Significant Acquisitions During 2025

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

Our Proprietary Therapeutic Platforms

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

Product Candidate Pipeline

Our product candidates include XRx-026, XRx-008, XRx-101, and XRx-225. Our lead program, XRx-026 is designed to treat gout. This program has recently been prioritized by XORTX in our development efforts as we believe it represents a near-term opportunity for marketing approval and revenue generation. Under the IND planned for submission, additional data will be provided to the FDA including support for the 505(b)(2) development pathway, and a proposed two-part bridging clinical study will be conducted with the first part characterizing the pharmacokinetics of XORTX’s commercial form of oxypurinol tablet and the second part evaluating the therapeutic equivalence between allopurinol in gout patients and XORTX’s commercial form of oxypurinol. Additionally, manufacture of a GMP commercial drug supply to address the US gout market is required.

The Company’s second program, XRx-008, has reported results for the XRX-OXY-101 Bridging Pharmacokinetic Study of XORLOTM (the “XRX-OXY-101 PK Clinical Trial”) in advance of initiating Phase 3 registration clinical trial testing, the last stage of clinical development before application for FDA approval. In a May 2023 Type D meeting, FDA stated that it was open to considering accelerated approval based on the effects on eGFR at one year as a reasonably likely surrogate endpoint with eGFR at two years as the confirmatory endpoint. Our reported pharmacokinetic bridging study XRX-OXY-101 is intended to support both the XRx-008 and XRx-101 programs. Future late-stage clinical studies targeting attenuation or reversal of AKI in hospitalized individuals with respiratory virus infection are planned. XRx-225 is a non-clinical stage program advancing new chemical entities toward the clinical development stage.

Products

With respect to the Company’s lead and most advanced development program, XRx-026, the FDA has provided responses to the Company’s Type B Meeting Package clarifying the remaining steps needed for submission of an NDA through the Section 505(b)(2) regulatory pathway for the treatment of gout. Under the IND planned for submission, additional data will be provided to the FDA including support for the 505(b)(2) development pathway, and a proposed two-part bridging clinical study will be conducted with the first part characterizing the pharmacokinetics of XORTX’s commercial form of oxypurinol tablet and the second part evaluating the therapeutic equivalence between allopurinol in gout patients and XORTX’s commercial form of oxypurinol. The company intends to use the data generated under the IND to support a future NDA submission. XORTX intends to advance this drug to marketing approval pending favorable study results and its FDA discussions. A commercial drug supply is also required. The Company believes that peak net sales revenue for this product could reach more than US$500 million per year.

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

XORTX Therapeutics Pipeline:

The interpretation by XORTX based upon FDA discussions is that the 505(b)(2) pathway and right of reference to the former NDA provide XORTX the ability to rely upon previous Phase 1 and Phase 2 clinical studies and/or conduct its own additional Phase 1 and Phase 2 studies for the XRx-026, XRx-008 and XRx-101 programs. However, we may elect to conduct our own Phase 1 and Phase 2 studies as necessary or required to further support and gain marketing approval in the aforementioned programs. XORTX believes that the XRx-008 program will be eligible for accelerated review.

Our Strategy

Our goal is to apply our interdisciplinary expertise and pipeline-in-a-product strategy to further identify, develop and commercialize novel treatments for rare/orphan and broader indications related to health consequences associated with gout, progressive kidney disease and the health consequences of diabetes. To achieve this objective, we intend to pursue the following strategies:

1.	Subject to discussions with US FDA, under the IND planned for submission, additional data will be provided to the FDA including support for the 505(b)(2) development pathway, and a proposed two-part bridging clinical study will be conducted with the first part characterizing the pharmacokinetics of XORTX’s commercial form of oxypurinol tablet and the second part evaluating the therapeutic equivalence between allopurinol in gout patients and XORTX’s commercial form of oxypurinol. We plan to then submit an NDA to the FDA, for the XRx-026 product candidate program, which we believe will address an unmet medical need for gout.
2.	Subject to discussions with FDA, following the successful completion of the Phase 3 clinical registration trial of XRx-008 product candidate program submit an NDA to the FDA, requesting review under the Accelerated Approval program status. We believe introduction of this class of drug could establish a new standard of care for ADPKD.
3.	Maximize the potential of the XRx-026 and XRx-008 product candidate programs, if approved, through independent commercialization and through opportunistic collaborations with third parties.
4.	Leverage our pipeline-in-a-product strategy and experience, developing additional proprietary formulations of xanthine oxidase inhibitor and/or uric acid lowering agents to treat select rental indications and complement our activities through acquisitions or in-licensing opportunities in nephrology and diabetes when opportunities arise.

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

Figure 1: Dietary sources of purines such as yeast, shellfish, organ meats can lead to chronically increased nucleic acids and purines in the circulation. Both are broken down by the liver into uric acid for excretion. Fructose stimulates the liver to produce endogenous purines and can lead to increased serum uric acid. Prior to arrival at the bladder, uric acid can be reabsorbed by the kidney for re-use as a building block for new purine and nucleotide synthesis. In addition, recent epidemiologic studies have reported that certain genetic factors predispose some individuals to chronically high levels of uric acid and secondary disease.

We are focusing on a pipeline-in-a-product strategy with new applications of selected product candidates that treat such diseases and conditions related to chronically high SUA, including gout and the rare kidney disease - ADPKD.

Gout is a miserable disease. Acute gout attacks are extremely painful, but fortunately short-lived. Chronic gout can have a very negative impact on quality of life and can be both disabling and deforming. The incidence of gout increases with age, and it is largely a disease of older men and postmenopausal women. Patients with gout frequently have other chronic diseases, particularly kidney disease, obesity, and diabetes. Patients with chronic gout usually benefit significantly from allopurinol treatment. Gout flares are reduced or eliminated, tophaceous deposits are reabsorbed and renal complications are reversed. Unfortunately, approximately 3-5% of patients treated with allopurinol develop a rash or other adverse reaction to allopurinol and must discontinue the medication. These allopurinol-intolerant patients are often without an effective alternate treatment that will lower serum uric acid (SUA) and control their chronic gout symptoms and complications. This small population of patients with chronic gout and intolerance to allopurinol has an unmet medical need and limited therapeutic alternatives. Oxypurinol treatment has the potential to benefit approximately 70-75% of these patients. The population of individuals who are intolerant of allopurinol and that could potentially benefit is estimated to number 120,000 to 150,000 patients in the US. Oxypurinol is the active metabolite of allopurinol and like allopurinol, it is a xanthine oxidase inhibitor.

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

Data suggests that uric acid may be a major culprit in cardiovascular disease regardless of whether it is acute, intermittent or chronically increased. Increased SUA is reported to result in injury of the cardiovascular and renal system by acting through intracellular effects and extracellular effects. Increased xanthine oxidase expression is also reported in disease settings and as a mechanism of injury of the kidney. In fact, five types of data attest that high levels of uric acid, even without fully diagnosed kidney disease, is harmful. Firstly, increased endogenous uric acid concentrations correlate with endothelial dysfunction, and when oxypurinol is infused into the human brachial artery endothelial dysfunction is reversed. Secondly, endogenous uric acid concentrations correlate with endothelial dysfunction. Thirdly, population studies show uric acid is an independent predictor of mortality, including one large study in patients with chronic heart failure. Fourthly, SUA is an independent risk factor for kidney disease. Fifthly, acute increases in circulating uric acid due to tumor lysis, crushing trauma and major cardiac surgery has been associated with acute organ injury and specifically AKI. Most recently, SUA has been identified as a risk factor predicting worse AKI outcomes during respiratory virus infections, such as COVID-19 infection, and AKI severity is correlated with mortality.

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

Prior FDA Review of Oxypurinol

Oxypurinol was developed as an alternative therapy to allopurinol in gout patients who were intolerant of allopurinol. Oxypurinol is an active metabolite of allopurinol. In 2003, a third-party company Cardiome Pharma Corp. (“Cardiome”) filed an NDA for the orphan indication of allopurinol intolerant gout. Cardiome announced via a press release dated June 24, 2004 that it had received an approvable letter from the FDA for oxypurinol for allopurinol intolerant hyperuricemia(the “Prior FDA Review”). The press release stated that “prior to final marketing approval, the FDA requires additional clinical and manufacturing data from Cardiome.” Oxypurinol has never been approved for the treatment of gout.

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

XORTX Competitive Advantage

We are led by an experienced and dedicated management team whose average experience exceeds 15 years in the pharmaceutical industry, including several leading pharmaceutical companies. Our Board of Directors includes highly qualified researchers, pharmaceutical senior executives and experts in the fields of drug development, corporate development and pharmaceutical commercialization. We are supported by a highly regarded network of leading experts within the field of hyperuricemia, gout and ADPKD, including prominent ADPKD specialists throughout the world, that serve as external advisors and investigators on clinical trials in ADPKD, chronic and acute kidney disease.

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

Product Candidate Pipeline

XRx-026 for the treatment of gout

Overview

The XRx-026 program is designed to decrease the chronically high serum uric acid concentration in the blood (SUA) by inhibiting the production of uric acid by the xanthine oxidase enzyme by administering a xanthine oxidase inhibitor – oxypurinol. Common symptoms that accompany chronically increased SUA are gout, prevalence of kidney stones, systemic inflammation, rheumatoid arthritis, endothelial dysfunction, metabolic syndrome, diabetes and kidney disease in patients. Many individuals with high uric acid – hyperuricemia – and gout take a xanthine oxidase inhibitor on a daily basis. For individuals who cannot tolerated allopurinol, therapeutic options are limited.

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

We believe our proprietary formulation of xanthine oxidase inhibitor, XORLOTM from the XRx-026 program, could become a significant treatment option for patients suffering from gout. We believe the proprietary formulation of oxypurinol – XORLOTM can increase the bioavailability of oxypurinol substantially and have reported clinical findings with this result. So far, based upon the results of publicly available third-party clinical trials, over 700 patients have been treated clinically with oxypurinol, and results have shown that the rate of adverse events such as rash and liver enzyme elevation is substantially reduced, suggesting that oxypurinol may be superior in terms of tolerability to allopurinol. The XORLOTM product candidate includes the addition of L-Arginine as bioavailability enhancer and a nephron-protective effect has been observed. Therefore, we believe our patented formulation of oxypurinol may provide an additional benefit compared to allopurinol alone. A therapeutic intervention to reduce uric acid could provide a treatment modality that ultimately reduces inflammation and modifies the underlying disease pathology. There have been no adverse events reported that are unique to oxypurinol. Importantly, in this group of over 700 patients exposed to oxypurinol, no serious adverse events related to Stevens-Johnson Syndrome have been reported.

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

Anticipated clinical development of XORLOTM

Oxypurinol, a significant pharmaceutically active ingredient of the XORLOTM product candidate, is not yet approved for marketing anywhere in the world, though it was previously reviewed by the FDA between 2003 and 2005 as sponsored by a third-party, Cardiome but it did not receive FDA marketing approval. Under the IND planned for submission, additional data will be provided to the FDA including support for the 505(b)(2) development pathway, and a proposed two-part bridging clinical study will be conducted with the first part characterizing the pharmacokinetics of XORTX’s commercial form of oxypurinol tablet and the second part evaluating the therapeutic equivalence between allopurinol in gout patients and XORTX’s commercial form of oxypurinol.to support our application for FDA approval of XORLOTM.

We believe XORLOTM and the XRx-026 development program may utilize the FDA 505(b)(2) developmental pathway to support an application for approval of a reformulation of oxypurinol with increased bioavailability and potentially superior tolerability compared to allopurinol. We also plan to pursue the hybrid application of the EU Centralized Procedure, a procedure for the authorization of medicines, where there is a single application, a single evaluation and a single authorization throughout the European Union pursuant to article 10(3) of Directive 2001/83/EC, for the approval of this product candidate.

Based upon this strategy, the XRx-026 program has completed a bridging pharmacokinetic study – XRX-OXY-101 – designed to describe the bioavailability of the unique proprietary formulation and characterize the oral dosing for the Company’s planned Marketing application for gout. Based upon discussions with the FDA, we believe an additional pharmacokinetics bridging study, with circulating oxypurinol levels in the presence of food, using the commercial formulation of tablet, should be sufficient to characterize the range of uric acid lowering in the fasted and fed state.

XRx-008

Overview

The XRx-008 program is designed to decrease the rate of progression and chronic injury associated with kidney disease in patients with ADPKD. Common symptoms of ADPKD include increased kidney volume, SUA, hypertension, endothelial dysfunction, substantial cardiovascular disease, increased protein in the urine and decreased filtering capacity of kidneys. For many ADPKD patients, uric acid levels are increased above the normal range, and in many instances result in the onset of kidney stones, cardiovascular disease and gout. As ADPKD progresses, patients and treating physicians currently have limited therapeutic options to slow or halt progression toward end stage renal disease - ESRD.

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

Despite it’s advanced clinical stage of development, Oxypurinol has not been approved for marketing in the U.S. or elsewhere in the world.

Potential Advantages of XORLOTM formulation from the XRx-008 program for ADPKD

The unique proprietary formulation of oxypurinol for the XRx-008 program differs from the XRx-026 program, though under our granted formulation patent, is a product candidate intended to be administered once daily to inhibit the xanthine oxidase enzyme and thereby decrease uric acid production consequently decreasing chronic injury associated with progressing kidney disease in patients with ADPKD. Decreasing the production of uric acid is expected to decrease systemic and kidney inflammation, decrease the rate of initiation of cyst genesis and cyst growth, reverse endothelial dysfunction, decrease proteinuria, and decrease the rate of cardiovascular disease progression and decreases the rate of decline of kidney filtering capacity, all to the benefit of patients with ADPKD.

We believe our proprietary formulation of xanthine oxidase inhibitor, from the XRx-008 program, could become a significant treatment option for patients suffering from ADPKD. We believe this formulation can increase the bioavailability of oxypurinol substantially and have reported clinical findings with this result. So far, based upon the results of publicly available third-party clinical trials, over 700 patients have been treated clinically with oxypurinol, and results have shown that the rate of adverse events such as rash and liver enzyme elevation is substantially reduced, suggesting that oxypurinol may be superior in terms of tolerability to allopurinol. The unique formulation of oxypurinol product candidate includes the addition of L-Arginine as bioavailability enhancer and a nephron-protective effect has been observed. Therefore, we believe our patented formulation of oxypurinol may provide an additional benefit compared to allopurinol alone. A therapeutic intervention to reduce uric acid could provide a treatment modality that ultimately reduces inflammation and modifies the underlying disease pathology. There have been no adverse events reported that are unique to oxypurinol. Importantly, in this group of over 700 patients exposed to oxypurinol, no serious adverse events related to Stevens-Johnson Syndrome have been reported.

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

Based upon this strategy, the XRx-008 program has completed a bridging pharmacokinetic study – XRX-OXY-101 – designed to describe the bioavailability of the unique proprietary formulation and characterize the oral dosing for the Company’s planned Phase 3 clinical trial to slow or reverse progression of kidney disease in subjects with ADPKD. Subject to discussions with the FDA the Phase 3 registration trial’s primary endpoint will characterize the benefit of uric acid lowering on the rate of total kidney volume expansion and secondarily measure glomerular filtration rate decline. Secondary endpoints will include change proteinuria and inflammatory markers. In a May 2023 Type D meeting, FDA stated that it was open to considering accelerated approval based on the effects on eGFR at one year as a reasonably likely surrogate endpoint with eGFR at two years as the confirmatory endpoint.

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

Current treatment of diseases

Major therapeutic interventions to treat T2DN include near-normal blood glucose control, antihypertensive treatment, and restriction of dietary proteins. Drug classes employed include hormones (such as insulin), sulfonylureas, biguanides, angiotensin-converting enzyme inhibitors, angiotensin receptor blockers, GLP-1 receptor agonists, SGLT2 inhibitors, beta-adrenergic blocking agents, calcium channel blockers, and diuretics. However, many of the treatments above might not be effective in some patients with diabetes.

Potential Advantages of XRx-225

We have reported that lowering uric acid in individuals with T2DN could decrease proteinuria to a substantial and significant degree, even in patients treated with the current standard of care. This finding is in agreement with other clinical trial reports of improved proteinuria, decreased creatinine, and decreased filtration rate of decline when uric acid is therapeutically decreased. Conceptually, lowering uric acid toward or into the normal range in T2DN would decrease harmful risk factors for kidney disease progression that may include decreased blood pressure, decreased endothelial dysfunction, decreased proteinuria, decreased inflammation and enhanced blood flow to the kidney.

Anticipated clinical development of XRx-225

XRx-225 is in non-clinical development stages, and we have not conducted any clinical trials to date. XORTX is in the process of manufacturing XRx-225 in preparation for non-clinical pharmacology, toxicology, and pharmacokinetic animal testing, and then contemplates advancing to Phase 1 clinical testing, and thereafter further clinical development, subject to discussions with FDA. As the XRx-225 product candidate includes oxypurinol, we plan to leverage the prior research conducted and published in peer-reviewed journals and that in the prior FDA review and approval of Zyloprim (allopurinol), as well as study results to be sponsored by XORTX in support of the product candidate’s potential FDA approval.

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

Patent Family No.	Patent Family Name	XRx-101	XRx-008 or XRx-026	XRx-225	Additional Potential Candidates

1	Xanthine Oxidase Inhibitor Formulation Patents - Kidney, Cardiovascular, Neurological	X	X	X	Other indications such as gout, rare kidney diseases, cardiovascular and neurological diseases.

2	Virus, Coronavirus, Sepsis Health Consequences - Viral Induced Acute Organ, Kidney Injury	X			Generally applicable to viral infections, including respiratory and health consequences.

Xrx-008 3	Methods of Enhancing Anti-Viral Therapies - Viral and Bacterial Infection	X			Generally applicable to Viral infections, including respiratory and health consequences.

4	Compositions and Methods for Diagnosis, Treatment, and Prevention of Kidney Disease	X		X

5	Oral and Sublingual Formulation of Xanthine Oxidase Inhibitors and Methods of Treating Disease	X	X	X

Patent Family Member No. 1 is XORTX-owned and includes granted U.S. patent and European patent with the validation state selection in progress. Patent Family Member No. 2 is XORTX-owned and includes a pending PCT, application. XORTX-owned Patent Family Member No. 3 includes a pending PCT application. These three families relate to our key product candidates and programs including XRx-026, XRx-101, XRx-008 and XRx-225 and our therapeutic platform technology, described elsewhere in this Annual Report, and also for additional potential product candidates. Family Member No. 4 includes a provisional patent application. Family Member No. 5 includes a provisional patent application.

The XORTX owned patent family members include claims to cover AKI, and other acute organ injury due to respiratory virus infection - a program which could ultimately be expanded to a larger patient population with unmet medical needs including other viral and sepsis patients. The value of patents for reformulation or repurposed drugs is additive as is the case of orphan programs given that FDA grant of orphan drug status would provide the Company with a seven-year marketing exclusivity in the U.S. which would be more than adequate to generate acceptable rewards, given the premium pricing environment available to rare disease opportunities. Notably, this exclusivity is 10 years in Europe and Japan.

XORTX neither owns nor licenses oxypurinol, our technology is based upon proprietary formulations of oxypurinol that improve oral bioavailability. Increased bioavailability improve the drugs ability to address the therapeutic range and utility.

Manufacturing

We rely on third party contract manufacturing organizations to provide manufacturing for our product candidates for our non-clinical and clinical studies. To retain focus on our expertise in developing new product candidates, we do not currently plan to develop or operate in-house manufacturing capacity. Our manufacturing candidates require standard manufacturing and CMC processes typical of those required for similar drug manufacturing. We therefore expect to continue to be able to develop product candidates that can be manufactured in a cost-effective fashion by our network of well-validated third-party contract manufacturing organizations.

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

U.S. Small Molecule Drug Product Development Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA, pursuant to the FDCA. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning letters, untitled letters, Form 483s, voluntary product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

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

Concurrently with clinical trials, companies usually complete additional animal trials and must also develop additional information about the physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, along with detailed descriptions of the product’s chemistry, manufacturing, and controls, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently over US$4.6 million for an NDA with clinical information. The manufacturer and/or sponsor under an approved NDA must also pay an annual program fee, currently over US$400,000. These fees are typically increased annually. Fee waivers or reductions are available in certain circumstances.

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

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. The FDA seeks to review applications for standard review drug products within ten months, and applications for priority review drugs within six months. Priority review can be applied to drugs intended to treat a serious condition and that the FDA determines offer major advances in treatment or that provide a treatment where no adequate therapy exists. The review process for both standard and priority reviews may be extended by FDA for three additional months to consider additional, late-submitted information, or information intended to clarify information already provided in the submission in response to FDA review questions.

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

In addition, the FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the NDA is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for acting on an original marketing application from ten months to six months.

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

Accelerated Approval

A product candidate may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. Accelerated approval allows the FDA to approve the product on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A surrogate endpoint is a laboratory measurement or physical sign used as an indirect or substitute measurement representing a clinically meaningful outcome. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. The FDA may also grant accelerated approval for such a drug when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”), and that is reasonably likely to predict an effect on IMM or other clinical benefit, considering the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.

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

FDA Commissioner’s National Priority Review Voucher (CNPV) Pilot Program

In June 2025, the FDA announced the CNPV pilot program which was designed to accelerate the development and review of certain drugs and biologics that are aligned with U.S. national health priorities, such as addressing a U.S. public health crisis, developing more innovative cures for the American people, addressing a large unmet medical need, onshoring drug development and manufacturing to advance the health interests of Americans and strengthen U.S. supply chain resiliency, and increasing affordability. The FDA has stated that voucher recipients will receive a decision with respect to an application on an accelerated basis, as well as enhanced communication with review staff throughout the review process. The FDA expects the CNPV program to accelerate the application review timeline from 10-12 months to 1-2 months by convening a multidisciplinary team of physicians and scientists for a team-based review, interacting frequently with the sponsor of the application to clarify questions, and completing review of the application concurrently. The FDA retains full discretion to extend the review window if the data or application components submitted are insufficient or incomplete, if the results of the pivotal trial(s) are ambiguous, or if the review is particularly complex. The FDA has indicated the CNPV program does not change the FDA’s rigorous safety and efficacy standards for review and approval. In late 2025, FDA began issuing approvals for drugs with CNPVs within the 1-2 month review timeframe. The CNPV program is new, limited in scope, and subject to evolving guidance, and available FDA resources. The FDA retains broad discretion to modify the criteria, processes, or benefits of the program and may rescind participation or alter timelines or the intended benefits at any time. Adding to the uncertainty, concerns have been raised regarding the legality of the CNPV program.

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

Once an approval of a prescription drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters, untitled letters, Form 483s or other enforcement-related letters or clinical holds on post-approval clinical trials;
●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
●	product seizure or detention, or refusal to permit the import or export of products;
●	injunctions or the imposition of civil or criminal penalties;
●	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs; and
●	mandated modification of promotional materials and labeling and the issuance of corrective information.

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

State laws protecting health and personal information are becoming increasingly stringent. For example, California has implemented the California Confidentiality of Medical Information Act that imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information, and California has recently adopted the CCPA. The CCPA mirrors a number of the key provisions of the European Union’s General Data Protection Regulation (“GDPR”). The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Additionally, the California Privacy Rights Act (“CPRA”), was approved by California voters in the election on November 3, 2020. The CPRA modifies the CCPA significantly, potentially resulting in further uncertainty, additional costs and expenses in an effort to comply and additional potential for harm and liability for failure to comply. As of January 1, 2026, 18 other states (Colorado, Connecticut, Delaware, Indiana, Iowa, Kentucky, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, Oregon, Rhode Island, Tennessee, Texas, Utah, and Virginia) have also passed substantially similar laws to the CCPA, hereafter referred to as comprehensive consumer privacy laws. These comprehensive consumer privacy laws provide individuals with rights to: (i) request access, correction, and deletion of their personal information; (ii) opt out of certain personal information sharing, processing activities; and (iii) receive detailed information about how their personal information is used and shared. Individuals also may be required to consent to certain processing activities, such as activities with sensitive categories of personal information in certain circumstances. They laws also include notice obligations when using personal data for training on large language models, and additional obligations to perform various types of personal information processing assessments, both related to general privacy risks to individuals, but also security risks and risks unique to artificial intelligence or automated decision making technologies.

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

Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of a marketing authorization application by the EMA is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medical Products for Human Use (“CHMP”)), with adoption of the actual marketing authorization by the European Commission thereafter. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest from the point of view of therapeutic innovation, defined by three cumulative criteria: the seriousness of the disease to be treated; the absence of an appropriate alternative therapeutic approach, and anticipation of exceptional high therapeutic benefit. In this circumstance, EMA ensures that the evaluation for the opinion of the CHMP is completed within 150 days and the opinion issued thereafter.

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

Europe - Data Privacy

On May 25, 2018, the GDPR went into effect, implementing a broad data protection framework that expanded the scope of EU data protection law, including to non-EU entities that process, or control the processing of, personal data relating to individuals in the EU, including clinical trial data. The GDPR sets out a number of requirements that must be complied with when handling the personal data of European Union-based data subjects including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g. access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; and a new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under the GDPR and afforded greater protection and require additional compliance obligations. Further, EU member states have a broad right to impose additional conditions—including restrictions—on these data categories. This is because the GDPR allows EU member states to derogate from the requirements of the GDPR mainly in regard to specific processing situations (including special category data and processing for scientific or statistical purposes). As the EU states continue to reframe their national legislation to harmonize with the GDPR, we will need to monitor compliance with all relevant EU member states’ laws and regulations, including where permitted derogations from the GDPR are introduced.

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

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will continue to experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates to obtain third-party payor coverage, in addition to the costs required to obtain any FDA marketing approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product candidate development.

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

The first cycle of negotiations for the Medicare Drug Price Negotiation Program commenced in the summer of 2023. On August 15, 2024, the HHS published the negotiated “maximum fair prices” for ten selected Part D drugs that treat a range of conditions, including diabetes, chronic kidney disease, and rheumatoid arthritis. The prices of these ten drugs became effective January 1, 2026. On January 17, 2025, CMS announced its selection of 15 additional Part D drugs for the second cycle of negotiations. The negotiated prices for this second group will be effective on January 1, 2027. While there had been some questions about the Trump Administration’s position on this program, on September 30, 2025, CMS issued final guidance for the third negotiation cycle. On January 27, 2026, CMS announced its selection of 15 additional drugs (covered under either Part B or Part D) for the third cycle of negotiations. The negotiated prices for this third group will be effective on January 1, 2028. CMS also selected one previously negotiated drug for the program’s first renegotiations.

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

In May 2025, President Trump issued an executive order implementing the concept of most-favored nation pricing. Under this order, the Department of Health and Human Services, in coordination with other federal agencies, is directed to take actions to ensure that the price of prescription drugs paid by federal health insurers, including Medicare and Medicaid, is in line with the prices paid in comparably developed nations.

As an alternative to the Affordable Care Act, President Trump recently announced the Great Healthcare Plan. As presented, the plan is intended to lower drug prices by increasing competition and benchmarking U.S. drug prices to other countries, reduce insurance premiums by redirecting subsidies from insurers to individuals, increase accountability and transparency from insurers, and promote consumer choice by giving individuals more direct control over how healthcare dollars are spent. Legislative and regulatory action will be required to fully implement the plan. It is unclear how these proposed changes will impact our business and the pharmaceutical industry in general.

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

Restrictions under applicable federal and state healthcare laws and regulations include the following:

●	The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the federal Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

●	The federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws, prohibit, among other things, knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. government. Actions under these laws may be brought by the Attorney General or as a “qui tam” action by a private individual in the name of the government. The federal government uses these laws, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the U.S., for example, in connection with the promotion of products for unapproved uses and other allegedly unlawful sales and marketing practices;
●	HIPAA created new federal, civil and criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, among other things, imposes reporting requirements on manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare, Medicaid, or the Children’s Health Insurance Program to report, on an annual basis, to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, chiropractors, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations impose specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities, which include certain healthcare providers, health plans, and healthcare clearinghouses, that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions;
●	Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;
●	State laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures to the extent that those laws impose requirements that are more stringent than the Physician Payments Sunshine Act, as well as state and local laws that require the registration of pharmaceutical sales representatives; and
●	State laws and foreign laws and regulations (particularly European Union laws regarding personal data relating to individuals based in Europe) that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

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

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The management’s discussion and analysis of the Company for the year ended December 31, 2025 is included in this Annual Report in Exhibit 15.1.

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

Michael Bumby, Ontario, Canada	62	Chief Financial Officer	December 18, 2024

Current Chief Financial Officer of the Company since December 18, 2024; current Director and Audit Committee Chair, MediPharm Labs since April 2023; former Chief Financial Officer, VIVO Cannabis Inc. (December 2017 to April 2023). Doctor of Veterinary Medicine degree from the University of Guelph; MBA from the University of Toronto.

Stacy Evans, California, United States	52	Chief Business Officer	November 16, 2022

Over 20+ years’ experience in business development in the biopharmaceutical industry with leading biopharmaceutical companies. Current Chief Business Officer of the Company since November 16, 2022 and independent industry consultant since 2015. M.D. from McGill University; Executive MBA from Columbia University.

Krysta Davies Foss,(1)(2) Ontario, Canada	52	Director	December 31, 2025

Over 25 years of experience advising pharmaceutical and biotechnology companies on development strategy, commercialization, and market preparedness across a broad range of therapeutic areas. Current Chief Executive Officer, Triad Strategic Services, a leading pharma and biotech strategy consulting firm and Director, Canadian Organization for Rare Disorders. BA from Simon Fraser University; Masters of Intelligence and International Relations, university of Salford, Mancheter, UK.

Anthony J. Giovinazzo,(1)(2) Ontario, Canada	69	Non-Executive Chair	June 3, 2022

Director, Conavi Medical Inc. (formerly Titan Medical Inc.) since September 2020; Executive Chair, Kalgene Inc., a private company since July 2021; Director, Cosciens Biopharma Inc. since May 2026; former Director and CEO (November 2009 to March 2017), Cynapsus Therapeutics Inc., a TSX and Nasdaq listed company, that was acquired in an all-cash transaction with Sunovion Pharmaceuticals Inc. for US$841 million. Former Director, ProMIS Neurosciences Inc. (March 2017 to September 2020), Pond Technologies Holdings Inc. (October 2020 to June 2021); and Microbix Biosystems Inc. (December 2020 to March 2022). Master’s of Business Administration from IMD, Geneva, Switzerland; Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School, York University, Toronto, Ontario; Bachelor of Arts in Economics and Accounting from McMaster University.

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

Raymond Pratt,(2) Maryland, United States	75	Director	December 20, 2021

Current Principal, RDP Pharma Consulting since April 2022; Chief Medical Officer, Savara Inc. since October 2023; former Chief Development Officer and former Chief Medical Officer, Rockwell Medical, Inc. (2012 to March 2022).

Paul Van Damme,(1) Ontario, Canada	76	Director	January 25, 2018

Former Director, OncoQuest Inc., a subsidiary of Quest PharmaTech Inc. (November 2015 to February 2020) and former Chief Financial Officer, Mind Medicine (MindMed) Inc. (now Definium Therapeutics Inc.) (August 2019 to April 2020). B.Comm. from the University of Toronto; MBA from the Rotman School of Management; Chartered Professional Accountant.

(1)	Member of the Audit Committee
(2)	Member of the Compensation, Governance and Nominating Committee

There are no family relationships between any of the persons named above. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a director or member of senior management.

6.B.Compensation

Introduction

The following section describes the significant elements of our executive and director compensation program. Our named executive officers for the year ended December 31, 2025 include our principal executive officer, our principal accounting officer, our principal medical officer and our principal business officer. See Item 6.C. Board Practices, of this Annual Report for a discussion of any contracts for service that we have with our directors.

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

Our Board of Directors and the Compensation Committee do not have a pre-determined compensation plan, but rather review the performance of the executive officers and consider a variety of factors when determining compensation levels. These factors, which are informally discussed by the Board of Directors and the Compensation Committee, include the long-term interests of the Company and its Shareholders, the financial and operating performance of the Company and each executive officer’s individual performance, contribution towards meeting corporate objectives, responsibilities and length of service. Our Board of Directors believes that the compensation arrangements for the Company’s executive officers are commensurate with the executive officer’s position, experience and performance. The directors and the Compensation Committee of the Company will continue to review compensation philosophy to ensure that the Company is competitive and that compensation is consistent with the performance of the Company.

Other Compensation

Amounts shown in the “All Other Compensation” column in the Summary Compensation Table relate to contributions to our registered retirement savings plan, provincial healthcare premium, life insurance premiums through our group extended benefit plan, extended medical benefits premiums, parking charges at our office and fitness plan reimbursement.

Director Compensation

In addition to the granting of options, during the period ended December 31, 2025, the non-executive directors of the Company received compensation of CAD $3,000 per quarter for director services, which amount was increased effective April 1, 2025 to US$5,000 per quarter and CAD $300 per committee meeting, with the Chair of each committee receiving CAD $700 per committee meeting. Anthony Giovinazzo, Chair of the Company, receives annual compensation of US$125,000.

Each member of our Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers and our non-executive directors for the years ended December 31, 2025, 2024 and 2023 after giving effect to the 2023 Share Consolidations. We do not have compensation in the form of share-based awards (other than stock options), non-equity incentive plan compensation or non-qualified deferred compensation.

	Table of Compensation Excluding Compensation Securities (US$)
		Salary,
		Consulting
		Fee,		Committee	Value of	Value of All
		Retainer or		or Meeting	Stock	Other
		Commission	Bonus	Fees	Option	Compensation	Total
Name and Position	Year	($)	($)	($)	($)	($)	Compensation
Allen Davidoff. PhD. CEO	2025	324,738	—	—	5,640	—	330,378
	2024	343,505	48,150	—	25,334	—	416,989
	2023	337,794	—	—	40,642	—	378,436
Michael Bumby, (1) DVM, MBA Chief Financial Officer (“CFO”)	2025	160,980	—	n/a	6,326	—	167,306
	2024	6,515	—	n/a	207	—	6,722
	2023	n/a	n/a	n/a	n/a	n/a	n/a
Stacy Evans MD, MBA, Chief Business Officer (“CBO”)	2025	150,000	—	—	—	—	150,000
	2024	157,500	—	—	—	—	157,500
	2023	280,000	—	n/a	—	—	280,000
Dr. Stephen Haworth, MB BS, MRCP, Chief Medical Officer (“CMO”)	2025	96,000	—	n/a	2,593	—	98,593
	2024	96,000	14,445	n/a	9,748	—	120,193
	2023	200,229	—	n/a	15,041	—	215,270
Krysta Davies Foss (2), Director	2025	n/a	n/a	n/a	n/a	n/a	n/a
	2024	n/a	n/a	n/a	n/a	n/a	n/a
	2023	n/a	n/a	n/a	n/a	n/a	n/a
William Farley (3), BSc Former Director	2025	17,502	—	1,092	—	—	18,594
	2024	8,662	—	2,195	5,353	—	16,210
	2023	8,970	—	1,455	—	—	10,425
Anthony Giovinazzo, MBA, CSC, BA Director	2025	124,976	—	—	—	—	124,976
	2024	123,133	—	—	6,799	—	129,932
	2023	133,967	—	—	—	—	133,967
Abigail Jenkins (4), MSc Former Director	2025	17,293	—	220	—	—	17,513
	2024	6,495	—	438	21,218	—	28,151
	2023	n/a	n/a	n/a	n/a	n/a	n/a
Dr. Raymond Pratt, MD FACP Director	2025	17,084	—	219	—	—	17,303
	2024	8,662	—	—	5,353	—	14,015
	2023	8,970	—	794	—	—	9,764
Patrick Treanor (5), BSc, MBA Former Director	2025	17,571	—	513	—	—	18,084
	2024	8,713	—	2,058	—	—	10,771
	2023	—	—	—	12,900	—	12,900
Paul Van Damme, B Comm, CPA, MBA Director	2025	17,571	—	1,526	—	—	19,097
	2024	8,662	—	3,221	5,353	—	17,236
	2023	8,970	—	1,895	—	—	10,865

Notes:

(1)	Michael Bumby was appointed CFO on December 18, 2024. The amounts included for 2024 reflect the period from December 18, 2024 to December 31, 2024.
(2)	Krysta Davies Foss was appointed as a director on December 31, 2025.
(3)	William Farley resigned effective December 31, 2025.
(4)	Abigail Jenkins was appointed as a director on April 8, 2024 and resigned effective December 31, 2025.

(5)	Patrick Treanor was appointed as a director on December 31, 2023 and resigned effective December 31, 2025.

Outstanding Equity Awards at 2025 Fiscal Year End

		Number of			Closing Price of
		Compensation			Security or
		Securities, Number		Issue,	Underlying
	Type of	of underlying	Date of	Conversion	Security on
	Compensation	Securities and	Issue or	or Exercise	Date of Grant	Expiry
Name and Position	Security	Percentage of Class	Grant	Price(1)(2)	($)(1)	Date
Allen Davidoff CEO & Director	Stock option	2,222	Jan12-22	$22.86	$20.97	Jan12-27
	Stock option	10,535	Jun06-22	$14.40	$17.55	Jun06-27
	Stock option	6,666	Mar04-24	$4.50	$4.66	Mar04-29
		15.0%
Michael Bumby CFO	Stock option	13,000	Dec18-24	$1.75	$1.62	Dec18-29
		10.0%
William Farley, Former Director	Stock option	2,366	May12-21	$16.91	$17.43	Mar31-26
	Stock option	1,522	Dec21-21	$22.86	$20.97	Mar31-26
	Stock option	3,333	Jun06-22	$14.40	$14.40	Mar31-26
	Stock option	2,222	Mar04-24	$4.50	$4.66	Mar31-26
		7.3%
Anthony Giovinazzo, Director	Stock option	16,666	Jun06-22	$14.40	$17.55	Jun06-27
	Stock option	2,822	Mar04-24	$4.50	$4.66	Mar04-29
		15.0%
Dr. Stephen Haworth, CMO	Stock option	2,366	Jul14-21	$21.66	$22.72	Jul14-26
	Stock option	1,111	Jan12-22	$22.86	$20.97	Jan12-27
	Stock option	2,222	Nov25-22	$12.42	$12.42	Nov25-27
	Stock option	3,333	Mar04-24	$4.50	$4.66	Mar04-29
		7.0%
Abigail Jenkins, Former Director	Stock option	8,000	Apr08-24	$5.00	$5.11	Mar31-26
		6.2%
Dr. Raymond Pratt, Director	Stock option	3,333	Dec21-21	$22.86	$20.97	Dec21-26
	Stock option	3,333	Jun06-22	$14.40	$17.55	Jun06-27
	Stock option	2,222	Mar04-24	$4.50	$4.66	Mar04-29
		6.8%
Patrick Treanor, Former Director	Stock option	8,000	Dec31-23	$2.90	$2.90	Mar31-26
		6.2%
Paul Van Damme, Director	Stock option	2,407	Dec21-21	$22.86	$20.97	Dec21-26
	Stock option	3,333	Jun06-22	$14.40	$17.55	Jun06-27
	Stock option	2,222	Mar04-24	$4.50	$4.66	Mar04-29
		6.1%

Notes:

(1)	CAD $
(2)	Pricing of options is based on the closing price of securities on the day before grant in accordance with TSXV policies.

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

Employment, Consulting and Directors’ Service Contracts and Termination and Change in Control Benefits

The Company employs its director Dr. Allen Davidoff as its President and Chief Executive Officer at an annual salary of US$321,000, pursuant to an Employment Agreement dated November 1, 2021, between the Company and Dr. Allen Davidoff (the “Davidoff Agreement”). The Davidoff Agreement contains standard confidentiality and non-compete clauses and has an indefinite term. The Davidoff Agreement can be terminated by Dr. Davidoff or the Company by providing 30 days’ notice. In the case of the Company providing termination notice, Dr. Davidoff would receive the equivalent of six times his then-current monthly salary in a lump sum payment if terminated prior to the first anniversary and if after the first anniversary, Dr. Davidoff is entitled to a lump sum payment of 12 times his then current monthly salary. In the case of termination due to a change of control, as defined in the Davidoff Agreement, the Davidoff Agreement provides for a lump sum payment equal to 12 times his monthly base salary amount in effect at the time. Also, in accordance with the Company’s Stock Option Plan, all unvested options then held by Dr. Davidoff shall be deemed to have vested upon any such termination due to a change in control. In addition, the Board of Directors has determined a discretionary bonus of up to 75% for Allen Davidoff of his annual compensation.

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

The Company entered into a contract with Stacy Evans, dated September 1, 2022 and effective September 1, 2022 for a one-year term expiring September 1, 2023, by and between the Company and Stacy Evans, for consulting services to the Company. On November 16, 2022, the Company appointed Stacy Evans to act in the capacity as chief business officer, pursuant to which he is entitled to compensation for the provision of such services of base fees of US$20,000 per month for the first 90 days and US$25,000 thereafter, such amount to be reduced should the Company engage an external party. Stacy Evans is also entitled to a transaction bonus of 0.75% or 1.25%, calculated on the value of strategic partnerships, for consummation of a transaction, with 0.75% being paid on a transaction that originated as a Company lead and 1.25% being paid on a transaction that originated as a lead from Dr. Evans, such 1.25% amount to be reduced to 0.75% should a broker-dealer be entitled to a success fee. This agreement may be terminated at any time and for any reason by either party with 30 days’ notice or by the Company with no notice but payment of one month’s fee for services. Effective May 1, 2024, the Company and Stacy Evans entered into an Amended and Restated Consulting Agreement for a one-year term that provides for monthly compensation of $12,500 with all other terms in the September 1, 2022 contract remaining. During the year ended December 31, 2025, Stacy Evans was paid $12,500 per month.

The Company does not have any pension or retirement plan. In connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of change of control of the Company, its subsidiaries or affiliates, although certain employment and compensation agreements that the Company has entered do contain provisions that would provide compensation as a result of a change of control of the Company, as described above.

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

Audit Committee Composition

The Audit Committee’s charter requires that the Audit Committee consist of at least three members, all of whom shall be independent and with such members to be appointed annually by the Board. The Company’s Audit Committee is comprised of three directors, each of whom the Board has determined to be independent: Krysta Davies Foss, Anthony Giovinazzo and Paul Van Damme (Chair). The Audit Committee must meet at least four times per year on a quarterly basis.

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

Krysta Davies Foss – Krysta Davies Foss has 25+ years of experience advising pharmaceutical and biotechnology companies on development strategy, commercialization, and market preparedness across a broad range of therapeutic areas. She currently serves as Chief Executive Officer of Triad Strategic Services, a leading pharma and biotech strategy consulting firm. In addition to her executive role, Ms. Davies Foss serves on multiple boards, including the Canadian Organization for Rare Disorders (CORD), and has provided strategic intelligence and advisory services to organizations ranging from incubators and early-stage startups to large multinational pharmaceutical companies. Her experience spans the full product development lifecycle, from early innovation through global commercialization. Krysta Davies Foss is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act.

Anthony Giovinazzo – Anthony Giovinazzo is the former Chief Executive Officer and Director of Cynapsus Therapeutics, a Nasdaq listed specialty pharmaceutical company. He is a Chartered Director and Audit Committee Certified, both from The Directors College, a degree granting affiliate of McMaster University, Hamilton, Ontario. He also completed the Leadership and Strategy in Pharmaceuticals and Biotech from Harvard Business School, Boston, Massachusetts in 2006, a Masters of Business Administration from IMD, Geneva, Switzerland in 1986, a Graduate Certificate Studies in Canadian Law from Osgoode Hall Law School, York University, Toronto, Ontario in 1984, and a Bachelor of Arts in Economics and Accounting from McMaster University in 1978. Mr. Giovinazzo is financially literate and an independent director of the Company for the purpose of NI 52-110 and Rule 10A-3 under the Exchange Act.

Pre-Approval Policies and Procedures

All audit and non-audit services performed by our auditors for the twelve-month period ended December 31, 2025 were pre-approved by our Audit Committee. It is our policy that all audit and non-audit services performed by our auditors will continue to be pre-approved by our Audit Committee.

Compensation, Governance and Nominating Committee

The Compensation, Governance and Nominating Committee (the “CGN Committee”) has the responsibility of assisting the Board of Directors with oversight of executive and director compensation and assisting the Board of Directors in fulfilling its corporate governance responsibilities under applicable law, to promote a culture of integrity throughout the Company.

Without limiting the generality of the foregoing, the CGN Committee has the following responsibilities relating to oversight of executive and director compensation:

(a)

reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of these goals and objectives and, either as a committee or together with other independent directors, determining and approving the CEO’s compensation level based on this evaluation;

(b)	recommending to the Board of Directors non-CEO compensation, incentive-based plans, equity-based plans and policies relating to the determination and payment of bonuses;
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

Without limiting the generality of the foregoing, the Corporate Governance & Nominating Committee has the following responsibilities:

(a)

recommending suitable candidates for nominees for election or appointment as directors and specifying which of the criteria, listed in the charter of the CGN Committee, governing the overall composition of the Board of Directors and governing the desirable individual characteristics for directors, form the basis of each recommendation;

(b)

maintaining an overview of the entire membership of the Board of Directors ensuring that qualifications required under any applicable laws and governance policies are maintained and advise the Chairman of the Board of Directors on the disposition of a tender of resignation which a director is expected to offer;

(c)	reviewing annually the credentials of nominees for re-election to be named in the Management’s Proxy materials for re-election considering factors set forth in the charter of the CGN Committee;
(d)

whenever considered appropriate, directing the Chairman of the Board of Directors and/or Lead Director to advise each candidate prior to the appointment of the credentials underlying the recommendation of the candidate’s appointment;

(e)

recommending to the Board of Directors at the annual meeting of the Directors, the allocation of Board of Directors members to each of the Board of Directors Committees. Where a vacancy occurs at any time in the membership of any Board of Directors Committee, recommending to the Board of Directors a member to fill such vacancy;

(f)

subject to Section (m) under the header “Composition and Meetings” set forth in the charter of the CGN Committee, having sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve fees and other terms of the retention;

(g)	annually assessing the performance of the Board of Directors, its Committees and Board of Directors members and making recommendations to the Board of Directors; and
(h)	monitoring on a continuing basis and, whenever considered appropriate, making recommendations to the Board of Directors concerning the corporate governance of the Company.

The CGN Committee is composed of three independent directors, Krysta Davies Foss, Anthony Giovinazzo and Raymond Pratt. The Chair of the CGN Committee is Anthony Giovinazzo. The CGN Committee shall meet at least semi-annually at the discretion of the Chair of the CGN Committee or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements.

6.D.Employees

As at December 31, 2025, we had two full-time employees, one part–time employee and 12 consultants. None of our employees or consultants are represented by a labor organization or are party to a collective bargaining arrangement. We consider our relationship with our employees and consultants to be good.

6.E.Share Ownership

The following table indicates information as of March 19, 2026, regarding the beneficial ownership of our Common Shares, for:

●	each person who is known by us to beneficially own more than 5% of our Common Shares;
●	each named executive officer;
●	each of our directors; and
●	all of our directors and executive officers as a group.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any Common Shares on or within 60 days of March 19, 2026, upon conversion or exercise of outstanding securities or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person. As of March 19, 2026, we had 16 record holders of our Common Shares, with six record holders in the United States, representing 55.8% of our outstanding Common Shares, nine record holders in Canada, representing 44.1% of our outstanding Common Shares and one record holder in Japan, representing 0.1% of our outstanding Common Shares.

Except as otherwise indicated, the address of each of the persons in this table is 3710 – 33rd Street NW, Calgary, Alberta, T2L 2M1.

	Shares Beneficially	Percentage of Shares
Name and Address of Beneficial Owner	Owned	Beneficially Owned
5% and Greater Shareholders:
None	Nil	* %

Directors and Named Executive Officers:
Davidoff, Allen (1)	152,025	2.1%
Bumby, Michael (2)	3,250	*
Evans, Stacy	Nil	*
Davies Foss, Krysta (3)	22,770	*
Farley, William (4)	9,443	*
Giovinazzo, Anthony (5)	29,113	1.0%
Haworth, Stephen (6)	8,321	*
Jenkins, Abigail (7)	8,000	*
Pratt, Raymond (8)	8,888	*
Treanor, Patrick (9)	8,000	*
Van Damme, Paul (10)	8,285	*
All executive officers and directors as a group (10 persons)	258,095	3.7%
*	Indicates beneficial ownership of less than 1%.

Notes:

(1)	Consists of 126,448 Common Shares, warrants exercisable for 8,191 Common Shares and options exercisable for 17,386 Common Shares within 60 days of March 19, 2026, held personally by Mr. Davidoff.
(2)	Consists of options exercisable for 3,250 Common Shares within 60 days of March 19, 2026, held personally by Mr. Bumby.
(3)	Consists of 2,770 Common Shares and 20,000 options exercisable for 20,000 Common Shares within 60 days of March 19, 2026, held personally by Ms. Davies Foss.
(4)	Consists of options exercisable for 9,443 Common Shares within 60 days of March 19, 2026, held personally by Mr. Farley.
(5)	Consists of 9,625 Common Shares and options exercisable for 19,488 Common Shares within 60 days of March 19, 2026, held personally by Mr. Giovinazzo.
(6)	Consists of options exercisable for 8,321 Common Shares within 60 days of March 19, 2026, held personally by Mr. Haworth.
(7)	Consists of options exercisable for 8,000 Common Shares within 60 days of March 19, 2026, held personally by Ms. Jenkins.
(8)	Consists of options exercisable for 8,888 Common Shares within 60 days of March 19, 2026, held personally by Mr. Pratt.
(9)	Consists of options exercisable for 8,000 Common Shares within 60 days of March 19, 2026, held personally by Mr. Treanor.
(10)	Consists of 323 Common Shares and options exercisable for 7,962 Common Shares within 60 days of March 19, 2026, held personally by Mr. Van Damme.

Share Compensation Plan

The Company maintains a Stock Option Plan (the “Plan”) for the benefit of directors, officers, employees, consultants and other service providers of the Company and its subsidiaries in order to assist the Company in attracting, retaining and motivating such persons by providing them with the opportunity, through stock options (“Options”), to acquire an increased ownership interest in the Company.

The Plan authorizes the issuance of Options up to an aggregate of 10% of the issued Common Shares from time to time. There are currently 6,962,218 Common Shares of the Company issued and outstanding, and therefore the current 10% threshold is 696,222 Common Shares available for Options grants under the Plan. Options may be granted under the Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

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

6.F.Market for Securities

Our common shares are listed in Canada on the TSXV and in the United States on Nasdaq under the trading symbol XRTX. Our common shares also trade over the counter on the Frankfurt Burse under the trading symbol ANUA.

The following table sets forth, for the periods indicated, the reported high and low prices and volume traded on the TSXV (in Canadian dollars) and the Nasdaq (in United States dollars).

	TSXV			Nasdaq
Month	High	Low	Volume	High	Low	Volume
January 2025	2.49	1.26	137,656	1.79	0.85	5,685,440
February	1.82	1.18	202,471	1.25	0.82	1,780,527
March	1.55	1.20	129,066	1.10	0.85	364,886
April	1.59	1.15	94,377	1.19	0.85	1,251,719
May	1.51	1.26	45,763	1.12	0.95	706,529
June	1.32	1.08	64,517	0.98	0.80	697,195
July	1.40	0.98	82,211	1.03	0.72	4,898,378
August	1.27	0.91	51,978	0.93	0.70	1,907,266
September	1.24	1.07	26,050	0.90	0.76	729,224
October	1.97	0.86	498,903	1.41	0.60	121,387,172
November	0.88	0.76	40,528	0.70	0.52	2,196,068
December	0.85	0.70	157,601	0.67	0.51	997,187
January 2026	0.83	0.63	34,690	0.62	0.46	636,749
February	0.77	0.49	76,805	0.58	0.37	7,033,638
March (1)	0.64	0.485	44,638	0.49	0.36	603,319

Note:

(1)For the period March 1, 2026 to March 18, 2026, the date of this Form 20-F.

6.G.Prior Sales

The following table sets forth the securities not listed but issued by the Company during the financial year ended December 31, 2025 and outstanding as at December 31, 2025.

			Issuance/ Exercise
		Number of	Price per Security
Date of Issuance	Type of Security	Securities Issued	($)
July 21, 2025	Warrants	1,283,923	US$1.20
August 8, 2025	Warrants	156,849	US$1.20
October 23, 2025	Warrants	87,500	US$0.69

6.H.Disclosure of a Registrant’s Action to Recover Erroneously Award Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

Not Applicable.

7.B.Related Party Transactions

Other than as described below, since January 1, 2025, no director or executive officer of the Company or any person or company who beneficially owns, or controls or directs, directly or indirectly more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, has or has had any material interest direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Company.

Since the year beginning January 1, 2025, the Company entered into various transactions with related parties. All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company entered into the following during the year ended December 31, 2025:

●	Wages and benefits were paid or accrued to Allen Davidoff, CEO, in the amount of $324,738.
●	Professional fees were paid or accrued to Michael Bumby, CFO, in the amount of $160,980.
●	Research and development fees were paid or accrued to Haworth Biopharmaceutical, a company owned by Stephen Haworth, CMO of the Company in the amount of $96,000.
●	Consulting fees were paid or accrued to Stacy Evans, CBO of the Company in the amount of $150,000.
●	Directors’ fees were paid or accrued to the directors of the Company in the amount of $215,568. The amount includes a director’s fee payment of $128,877 for the year ended December 31, 2025, to Anthony Giovinazzo, Chairman of the Company.
●	As of December 31, 2025, $10,730 was payable to directors of the Company, $28,044 was payable or accrued to the CFO of the Company for CFO services, $16,000 was payable and accrued to the CMO of the Company for consulting services, and $37,500 was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

The Company’s management compensation transactions for the fiscal years ending December 31, 2023 – 2025 are summarized as follows:

	Short-term		Share-
	employee	Directors’	based
	benefits	fees	payments	Total
	$	$	$	$
Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694
Year ended December 31, 2024
Directors and officers	815,935	172,229	85,680	1,073,844
Year ended December 31, 2025
Directors and officers	731,718	215,568	14,559	961,845

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

7.C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

The audited consolidated financial statements for the years ended December 31, 2025, 2024, and 2023 can be found under “Item 18. Financial Statements”.

8.B.Significant Changes

We are not aware of any significant change that has occurred since December 31, 2025, the date of the audited consolidated financial statements included in this Annual Report, and that has not been disclosed elsewhere in this Annual Report.

ITEM 9.THE OFFER AND LISTING.

9.A.Offer and Listing Details

The Common Shares are listed and posted for trading on each of the TSXV and Nasdaq under the trading symbol “XRTX.” Our shares also trade over the counter on the Frankfurt Borse under the trading symbol “ANU”.

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

As of the date hereof, our authorized share capital consists of an unlimited number of Common Shares, each without par value, of which 6,962,218 are issued and outstanding. In addition, we have 149,761 Common Shares issuable pursuant to outstanding stock options, and 3,309,880 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants. We had 16 holders of record and approximately 2,566 beneficial owners of our Common Shares as of March 19, 2026.

Under our articles, the holders of our Common Shares are entitled to one vote for each Common Share held on all matters submitted to a vote of the shareholders, including the election of directors. Our notice of articles and articles do not provide for cumulative voting rights. Because of this, the holders of a plurality of the Common Shares entitled to vote in any election of directors can elect all of the directors standing for election, if they choose.

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
b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Notice of Articles and Articles accordingly.

5.	Unless an annual general meeting is deferred or waived in accordance with the BCBCA, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

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

If a meeting of shareholders is to consider special business within the meaning set out in the Articles, the notice of meeting must:

a)	state the general nature of the special business; and
b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:
i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.
6.	Except as provided for by the BCBCA, no share may be issued until it is fully paid. A share is fully paid when:
a)	consideration is provided to the Company for the issue of the share by one or more of the following:
i)	past services performed for the Company;
ii)	property;
iii)	money; and
b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share.
7.	The Articles contain no provisions that would have an effect of delaying, deferring or preventing a change of control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries). However, certain types of change of control transactions will require shareholder approval of the Company’s shareholders and calling the necessary shareholder meeting for such transaction would delay the completion of the transaction.
8.	There are no provisions in the Articles or bylaws that require disclosure of share ownership above a specified threshold.
9.	With respect to the items above, the BCBCA and the Company’s Articles are not significantly different from U.S. law.
10.	The conditions imposed by the Articles governing changes in the Company’s capital that are more stringent than the BCBCA are outlined in paragraph 4 above.

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

1.Employment Agreement, dated November 1, 2021 by and between the Company and Allen Davidoff, pursuant to which the Company employed Allen Davidoff as President and Chief Executive Officer for an indefinite term, and providing for an annual salary of $300,000, to be annually reviewed, plus reimbursement for reasonable expenses. Additionally, in the event of Mr. Davidoff’s termination upon notice by the corporation after the first year of employment, he is entitled to a severance payment equal to twelve times his-then current monthly salary. Furthermore, if following a change of control (as defined in the agreement) Mr. Davidoff is terminated within 30 days he will be entitled to a cash payment equal to 12 times his then-current monthly salary.
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
4.Consulting Amending Agreement, dated January 27, 2022 and effective November 1, 2021 by and between the Company and Mr. Stephen Haworth, to extend the provision of services to the Company by Mr. Haworth through October 31, 2022 and increase Mr. Haworth’s compensation to $18,750 per month a 30% bonus eligibility based on the total of the contract at the time of the grant of the bonus, subject to the discretion of the Compensation Committee.
5.Stock Option Plan pursuant to which the Company may grant eligible persons options, exercisable over periods of up to ten years as determined by the Board of Directors.
6.Master Services Agreement dated July 20, 2017 between the Company and Cato Research Canada Inc. (now Allucent) to manage future regulatory and clinical trial programs.
7.Sponsored Research Agreement between the Regents of the University of Colorado (“UC”) and the Company dated May 27, 2021 pursuant to which the UC has agreed to provide certain research services to the Company.
8.Amended and Restated Consulting Agreement, dated May 1, 2024 by and between the Company and Stacy Evans to extend the provision of services to the Company by Dr. Evans for a term of 12 months at a monthly compensation of $12,500, subject to certain adjustments as outlined in the agreement, plus expenses and certain bonus opportunities. Additionally, the agreement provided for the grant of 8,000 fully vested options exercisable for a term of five years from the effective date of the agreement at the closing price of the Company’s stock as reported on Nasdaq and the day prior to the effective date of the agreement. Further, the agreement provides for certain success fees upon the consummation of transactions, as described in the agreement.
9.Consulting Agreement, dated as of December 16, 2024 between the Company and Michael Bumby (the “Bumby Consulting Agreement”) providing for a monthly fee to Mr. Bumby of CAD$18,750. The Bumby Consulting Agreement will continue until the earlier termination by either party upon 90 days’ advanced notice or breach. Additionally, the Bumby Consulting Agreement granted Mr. Bumby 13,000 stock options with an exercise price of CAD$1.75, vesting 25% on the one year anniversary of the grant date and 25% each successive anniversary of the grant date, provides for an annual performance bonus, payment of expenses, and certain payments upon a change in control of the Company.
10.On October 17, 2025, the Company entered into a binding term sheet to acquire a renal anti-fibrotic therapeutic program from Vectus. On January 13, 2026, the Company entered into an extension agreement with Vectus to extend the closing date to March 31, 2026.

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

We believe we were classified as a PFIC during the taxable year ended December 31, 2025. Based on current business plans and financial expectations, we may be a PFIC for our taxable year ending December 31, 2026 or future taxable years. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, our PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by us (or by one of our subsidiaries). Each U.S. Holder should consult its own tax advisor regarding our status as a PFIC and the PFIC status of each non-U.S. subsidiary.

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

U.S. Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to us or any Subsidiary PFIC, and as a result, a QEF Election may not be available to U.S. Holders. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of the securities, and the availability of certain U.S. tax elections under the PFIC rules. A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

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

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our common shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion below under “— Passive Foreign Investment Company Rules”, if the Treaty is applicable, or if the common shares are readily tradable on an established securities market in the United States, dividends paid by us will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

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

10.J.Annual Report to Security Holders

Not applicable

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, lease obligation, and derivative warrant liability. The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values at December 31, 2025, due to their short-term nature. The lease liability is classified as level 2 in the fair value hierarchy as the fair value is determined based on market interest rates.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2025 and 2024 and categorized into levels of the fair value hierarchy:

		December 31, 2025		December 31, 2024
		Carrying	Estimated	Carrying	Estimated
	Level	Value	Fair Value *	Value	Fair Value *
		$	$	$	$
FVTPL
Cash and cash equivalents	1	864,514	864,514	2,473,649	2,473,649
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	1	553,784	553,784	147,205	147,205
Lease liability	2	37,287	37,287	38,785	38,785
FVTPL
Derivative warrant liability	3	8,000	8,000	572,000	572,000

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2025 and 2024.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s financial instruments were as follows:

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31, 2025	December 31, 2024
	$	$
Cash and cash equivalents	864,514	2,473,649

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company’s maximum exposure to credit risk as at December 31, 2025 and 2024 is the carrying value of its financial assets.

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

The contractual maturities of these financial liabilities as at December 31, 2025 and 2024 are summarized below:

	Payments due by period as of December 31, 2025
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	553,784	553,784	—	—
Lease liability	37,287	22,230	15,057	—
	591,071	576,014	15,057	—

	Payments due by period as of December 31, 2024
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	147,205	147,205	—	—
Lease liability	38,785	23,124	15,661	—
	185,990	170,329	15,661	—

c)	Market Risk
i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents is minimal.

ii)	Foreign Currency Risk

As at December 31, 2025, the Company is exposed to currency risk on the following financial assets and liabilities denominated in CAD Dollars (“CAD”), British Pounds (“GBP”), and European Euro (“EUR”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD, GBP and EUR against the U.S. dollar is included in the table below in U.S. dollar equivalents:

	CAD	GBP amount	EUR	Total
	$	$	$	$
Cash	345,475	—	—	345,475
Accounts payable and accrued liabilities	(332,506)	—	—	(332,506)
Net exposure	12,969	—	—	12,969
Effect of +/- 10% change in currency	1,297	—	—	1,297

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies since December 31, 2025.

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

On April 30, 2024, the Company received TSXV approval to amend the terms of 1,024,099 outstanding common share purchase warrants. The exercise price of the warrants was adjusted to US$5.00 per share, down from higher original prices, following a series of private placements in 2021 and 2022.

On May 17, 2024, the Company received approval from the TSXV to amend the terms of 910,000 outstanding common share purchase warrants issued on October 15, 2021. The exercise price was reduced to US$5.00 per share, down from the previous adjusted price of US$42.93 per share following a 9:1 consolidation.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Exchange Act) was carried out by the Company’s CEO and CFO. Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective due to a material weakness in internal controls over financial reporting related to the closing process and related management review controls for the period ended December 31, 2025.

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

Management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on this evaluation, management identified a material weakness in the period end closing process and related management review controls and concluded that the Corporation’s internal control over financial reporting was not effective as of December 31, 2025. While the Company has implemented enhanced control activities to remediate the identified material weakness in the closing process and related management review controls, such remedial activities have been determined to not yet be operating effectively. The Company is committed to the continuous development of processes to address the material weakness and mitigate any associated risks moving forward. Readers of this Annual Report and associated financial statements should take this into consideration. A material weakness is a deficiency or a combination of control deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Changes in Internal Control over Financial Reporting

Other than the work done to address the identified material weakness discussed above, during the year ended December 31, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Audit Committee, which consists exclusively of independent directors in accordance with Nasdaq listing requirements, is comprised of Krysta Davies Foss, Anthony Giovinazzo and Paul Van Damme. Paul Van Damme is the Chair of the Audit Committee. The Board of Directors has determined that Krysta Davies Foss, Anthony Giovinazzo and Paul Van Damme each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act. The Board has determined that Paul Van Damme is “financially literate” within the meaning of Nasdaq listing requirements and an “audit committee financial expert” as defined by Form 20-F. For a description of the education and experience of each member of the Audit Committee, see “Item 6A. Directors, Senior Management and Employees.”

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth information regarding the amount billed and accrued to the Company by its auditor, Davidson & Company, for the fiscal years ended December 31, 2025 and 2024:

	Year Ended December 31,
Services	2025	2024
Audit Fees(1)	$99,376	$70,329
Audit-Related Fees(2)	—	121
Tax Fees(3)	—	3,987
Other Fees(4)	19,396	6,550
Total	$118,772	$80,987

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of the Company’s annual financial statements and the review of its comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by the Company’s principal accounting firm for tax compliance, tax advice, and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by the Company’s principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Not Applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We engaged Smythe to audit our consolidated financial statements for the fiscal years ended December 31, 2023 and 2022. Smythe advised the Company they wished to discontinue services due to a change in their policies and resigned effective January 16, 2025.

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

We provided a copy of this disclosure to Smythe and requested it to furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A letter from Smythe is attached as Exhibit 15.5, which is incorporated herein by reference.

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

Shareholder Approval Exemption

Nasdaq Listing Rule 5635 sets forth circumstances under which shareholder approval is required prior to certain types of security issuances. Pursuant to the Nasdaq Stock Market Rules, a company must receive prior shareholder approval for non-public offerings involving the sale, issuance or potential issuance by a listed company of its common shares (or securities convertible into or exercisable for its common shares), which alone or together with sales by officers, directors, or substantial shareholders, is equal to 20% or more of the company’s common shares or 20% or more of the voting power outstanding before the issuance, at less than the price that is the lower of: (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common shares for the five trading days immediately preceding the signing of the binding agreement. In the event of an issuance meeting the criteria set forth above, we may not be required to seek prior shareholder approval under applicable Canadian law and the rules of the TSXV.

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

ITEM 16K.CYBERSECURITY

Our information technology tries to identify, assess and manage our cybersecurity threats and risks. Depending on the environment, various technical, physical, and organizational measures, and processes may help mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, vulnerability management, disaster recovery and business continuity planning, system monitoring, data encryption and access controls.

There can be no assurance that the Company’s cybersecurity risk management measures and processes, including its controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information. The Company has not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents that have materially affected the Company, including its operations, business strategy, results of operations, or financial condition. The Company faces risks from cybersecurity threats that, if realized, could but are not likely materially affect it at this stage. Many of the laws and regulations regarding cybersecurity, information security, privacy and data protection applicable to the Company are subject to change and uncertain interpretation, and any failure or perceived failure to comply with such laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm the business of the Company.

Cybersecurity Governance

Responsibility for the oversight and management of cybersecurity risks and the Company’s cybersecurity policy rests with the Board of Directors, which has the responsibility for ensuring that the Company has adequate procedures in place to prevent and mitigate cybersecurity incidents. In the event of a cybersecurity incident, the CEO will immediately notify the Board of Directors about the incident and provide a detailed Cyber Incident Report that discloses relevant information about the date and time of the incident, as well as description of the attack, affected systems, actions taken, and further recommendations, which may be adjusted as additional details become now.

XORTX’s cybersecurity program is overseen and implemented by a third-party company, Integrated Data Solutions, a company with more than 20 years of experience in software development, IT infrastructures and business cybersecurity. In the event of cybersecurity incident, the Company will take immediate action to mitigate such an event and assess current and future impacts and will prepare the Cyber Incident Report to be delivered to the Board of Directors, which will then review and analyze the situation and will provide their feedback on the mitigation and prevention measures to avoid events in the future.

PART III

ITEM 17:FINANCIAL STATEMENTS

Refer to Item 18. Financial Statements.

ITEM 18:FINANCIAL STATEMENTS

Financial Statements Filed as Part of this Annual Report:

Audited Annual Financial Statements for the years ended December 31, 2025, 2024 and 2023:

Independent Auditor’s Report of Davidson & Company LLP (PCAOB ID: 731), dated February 25, 2026;

Independent Auditor’s Report of Smythe LLP (PCAOB ID: 955), dated April 1, 2024;

Consolidated Statements of Financial Position as at December 31, 2025 and 2024;

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2025, 2024 and 2023;

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023;

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023;

Notes to the Consolidated Financial Statements.

ITEM 19.EXHIBITS

The following Exhibits are being filed as part of this Annual Report, or are incorporated by reference where indicated:

Exhibit Number	Description
1.1	Articles and Notice of Articles of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
2.1	Securities Purchase Agreement dated October 17, 2024 between the Company and the Purchasers thereto (incorporated by reference to Exhibit 99.3 to the Company’s Form 6-K filed October 18, 2024)
2.2	Form of October 2024 Warrant (incorporated by reference to Exhibit 99.5 to the Company’s Form 6-K filed October 18, 2024)
2.3	Form of October 2024 Pre-Funded Warrant (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K filed October 18, 2024)
4.1#	Employment Agreement dated November 1, 2021, by and between the Company and Allen Davidoff (incorporated by reference to Exhibit 4.2 of the Company’s Form 20-F filed May 12, 2025)
4.2

Master Services Agreement dated July 20, 2017 between the Company and Cato Research Canada Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)

4.3†

Master Service and Technology Agreement, dated February 25, 2019, by and between the Company and Prevail InfoWorks, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)

4.4†

Side Letter to Master Service and Technology Agreement, dated February 24, 2020, by and between the Company and Prevail InfoWorks, Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)

4.5#	Consulting Amending Agreement, dated as of January 27, 2022, by and between the Company and Stephen Haworth (incorporated by reference to Exhibit 4.26 to the Company’s Form 20-F filed May 3, 2022)
4.6#	Stock Option Plan (incorporated by reference as Schedule B to Exhibit 99.2 to the Company’s Form 6-K filed on November 23, 2021.)
4.7†

Sponsored Research Agreement dated May 27, 2021 between the Regents of the University of Colorado and the Company (incorporated by reference to Exhibit 4.19 to the Company’s Form 20-F filed May 3, 2022)

4.8#	Amended and Restated Consulting Agreement between the Company and Stacy Evans, dated May 1, 2024 (incorporated by reference to Exhibit 4.31 to the Company’s Form 20-F filed May 10, 2024)
4.9#	Consulting Agreement, dated as of December 16, 2024 between the Company and Michael Bumby (incorporated by reference to Exhibit 4.32 to the Company’s Form 20-F filed May 12, 2025)
4.10*	Summary of Terms for an Asset Acquisition Between Vectus Biosystems Limited and XORTX Therapeutics Inc. dated October 15, 2025
4.11*	Extension Agreement, among Vectus Biosystems Limited and the Company dated January 13, 2026
8.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Draft Registration Statement on Form F-1 filed on May 26, 2021)
11.1	Code of Conduct (incorporated by reference to Exhibit 11.1 to the Company’s Form 20-F filed April 28, 2023)
11.2	Insider Trading and Blackout Period Policy (incorporated by reference to Exhibit 11.2 to the Company’s Form 20-F filed May 12, 2025)
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management Discussion and Analysis of the Company for the year ended December 31, 2024 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed February 27, 2026)
15.2	Audit Committee Charter (incorporated by reference to Exhibit 15.2 to the Company’s Form 20-F filed April 28, 2023)
15.3*	Consent of independent registered public accounting firm, Davidson & Company LLP (PCAOB ID: 731)
15.4*	Consent of independent registered public accounting firm, Smythe LLP (PCAOB ID: 995)
15.5	Letter from Smythe LLP, as the Company’s former independent registered public accountant (incorporated by reference to Exhibit 15.5 to the Company’s Form 20-F filed May 12, 2025)
97.1	Clawback policy (incorporated by reference to Exhibit 97.1 to the Company’s Form 20-F filed May 10, 2024)
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2025 and 2024; (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025, 2024 and 2023; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023; (iv)

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (v) Notes to Consolidated Financial Statements
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
Date: March 20, 2026

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Expressed in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

XORTX Therapeutics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of XORTX Therapeutics Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will have to finance its research and development activities and if the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed. These circumstances and conditions indicate the existence of a material uncertainty that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

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

DAVIDSON & COMPANY LLP	1200 – 609 Granville Street	604 687 0947
	PO BOX 10372, Pacific Centre	davidson-co.com
Vancouver, BC V7Y 1G6

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF XORTX THERAPEUTICS INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows of Xortx Therapeutics Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Chartered Professional Accountants

Vancouver, Canada

April 1, 2024

XORTX THERAPEUTICS INC.

Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

		December 31,	December 31,
	Note	2025	2024
		$	$
Assets

Current
Cash	5	864,514	2,473,649
Accounts receivable		80,172	17,637
Prepaid expenses	6	22,609	185,412
Deferred acquisition costs	19	293,803	—

Total Current Assets		1,261,098	2,676,698
Non-current
Contract payments	7	1,200,000	1,200,000
Intangible assets	8	185,367	183,108
Property and equipment	9	37,065	34,721

Total Assets		2,683,530	4,094,527

Liabilities

Current
Accounts payable and accrued liabilities	10,13	553,784	147,205
Derivative warrant liability	12(h)	8,000	572,000
Lease obligation	11	37,287	38,785

Total Liabilities		599,071	757,990

Shareholders’ Equity

Share capital	12	20,183,547	18,493,571
Reserves	12	5,778,074	6,039,078
Obligation to issue shares	8(c)	—	24,746
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(23,824,557)	(21,168,253)

Total Shareholders’ Equity		2,084,459	3,336,537

Total Liabilities and Shareholders’ Equity		2,683,530	4,094,527

Nature of operations and going concern (Note 1)

Commitments (Note 17)

Subsequent event (Note 19)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	Note	2025	2024	2023
		$	$	$
Expenses

Research and development	13	574,935	183,830	2,418,715
Consulting, wages and benefits	13	1,000,587	1,055,247	1,037,558
Directors’ fees	13	215,568	168,143	179,406
Investor relations		595,838	1,360,170	919,490
Professional fees	13	349,328	616,859	514,263
General and administrative		241,032	320,949	375,505
Public company costs		120,335	141,404	170,184
Travel		21,121	31,916	170,187
Amortization of property and equipment	9	85,730	86,204	73,062
Amortization of intangible assets	8	26,385	31,070	66,632
Impairment of intangible assets	8	1,833	—	—
Share-based payments	12(g),13	25,155	122,527	120,984

Loss before other items		(3,257,847)	(4,118,319)	(6,045,986)

Fair value adjustment on derivative warrant liability	12(h)	564,000	1,035,105	3,641,403
Foreign exchange loss		(4,327)	(73,009)	(7,025)
Interest income		41,870	121,908	253,543
Transaction costs on derivative warrant liability	12(b)	—	(279,031)	—

Total loss and comprehensive loss for the year		(2,656,304)	(3,313,346)	(2,158,065)

Basic and diluted loss per common share		(0.56)	(1.15)	(1.09)

Weighted average number of common shares outstanding - Basic and diluted		4,734,633	2,878,514	1,981,734

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

						Accumulated
	Number of			Obligation		other
	common	Share		to issue	Accumulated	comprehensive
	shares	capital	Reserves	shares	deficit	loss	Total
		$	$	$	$	$	$

Balance, December 31, 2022	1,670,071	16,524,354	6,197,158	24,746	(15,696,842)	(52,605)	6,996,811

Reclassification of derivative warrant liability	—	—	(318,000)	—	—	—	(318,000)
Pre-funded warrants exercised	328,777	532,181	(531,885)	—	—	—	296
Share-based payments	—	—	120,984	—	—	—	120,984
Comprehensive loss for the year	—	—	—	—	(2,158,065)	—	(2,158,065)

Balance, December 31, 2023	1,998,848	17,056,535	5,468,257	24,746	(17,854,907)	(52,605)	4,642,026

Shares issued pursuant to private placement	1,219,717	1,387,549	—	—	—	—	1,387,549
Pre-funded warrants issued	—	—	907,994	—	—	—	907,994
Reclassification of derivative warrant liability	—	—	123,651	—	—	—	123,651
Share issuance costs	—	(331,541)	(224,140)	—	—	—	(555,681)
Pre-funded warrants exercised	257,810	359,214	(359,211)	—	—	—	3
Warrants exercised	5,000	21,814	—	—	—	—	21,814
Share-based payments	—	—	122,527	—	—	—	122,527
Comprehensive loss for the year	—	—	—	—	(3,313,346)	—	(3,313,346)

Balance, December 31, 2024	3,481,375	18,493,571	6,039,078	24,746	(21,168,253)	(52,605)	3,336,537

Shares issued pursuant to at-the-market offering	73,871	113,547	—	—	—	—	113,547
Shares issued pursuant to private placement	1,996,442	1,400,156	—	—	—	—	1,400,156
Pre-funded warrants issued	—	—	741,832	—	—	—	741,832
Share issuance costs	—	(547,288)	(304,444)	—	—	—	(851,732)
Pre-funded warrants exercised	1,410,530	723,561	(723,547)	—	—	—	14
Reversal of obligation to issue shares upon termination of agreement	—	—	—	(24,746)	—	—	(24,746)
Share-based payments	—	—	25,155	—	—	—	25,155
Comprehensive loss for the year	—	—	—	—	(2,656,304)	—	(2,656,304)

Balance, December 31, 2025	6,962,218	20,183,547	5,778,074	—	(23,824,557)	(52,605)	2,084,459

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. in Dollars)

	2025	2024	2023
	$	$	$
Cash provided by (used in):

Operating activities
Net loss for the year	(2,656,304)	(3,313,346)	(2,158,065)

Items not affecting cash:
Amortization	112,115	117,274	139,694
Fair value adjustment on derivative warrant liability	(564,000)	(1,035,105)	(3,641,403)
Impairment of intangible assets	1,833	—	—
Share-based payments	25,155	122,527	120,984
Transaction costs on derivative warrant liability	—	279,031	—
Unrealized foreign exchange (gain) loss	(23,739)	34,178	(13,634)
Changes in non-cash operating assets and liabilities:
Accounts receivable	(62,535)	43,074	21,041
Prepaid expenses	162,803	208,166	142,654
Accounts payable and accrued liabilities	235,949	(134,447)	(1,194,436)
	(2,768,723)	(3,678,648)	(6,583,165)

Investing activities
Acquisition of intangible assets	(55,223)	(38,924)	(42,052)
Acquisition of equipment	—	—	(4,311)
Deferred acquisition costs	(239,730)	—	—
	(294,953)	(38,924)	(46,363)

Financing activities
Pre-funded warrants and warrants exercised	14	16,573	296
Payment of lease obligation	(89,572)	(69,723)	(66,089)
Cash share issuance costs	(738,433)	(667,883)	(295,251)
Proceeds from issuance of equity instruments	2,255,535	3,500,542	—
	1,427,544	2,779,509	(361,044)

Effect of foreign exchange loss (gain) on cash	26,997	(35,953)	4,041

Decrease in cash	(1,609,135)	(974,016)	(6,986,531)

Cash, beginning of year	2,473,649	3,447,665	10,434,196

Cash, end of year	864,514	2,473,649	3,447,665

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Fair value of agent’s warrants	38,484	—	—
Derivative warrant liability reclassified to share capital on exercise of warrants	—	5,244	—
Recognition of right-of-use asset	88,074	96,998	—
Deferred financing costs reclassified to share capital and transaction costs on derivative warrant liability	—	166,344	—
Share issuance costs in accounts payable	113,299	—	—
Deferred acquisition costs in accounts payable	54,073	—	—

The accompanying notes are an integral part of these consolidated financial statements.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

1.	Nature of operations and going concern

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3. The Company has received a notice of non-compliance from Nasdaq relating to the minimum bid price requirement and is working to regain compliance within the prescribed period.

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

These consolidated financial statements were approved for issue by the Board of Directors on February 25, 2026.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

The following are the Company’s financial instruments as at December 31, 2025 and 2024:

Classification
Cash	Amortized cost
Accounts receivable	Amortized cost
Contract payments	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Derivative warrant liability	FVTPL
Lease obligations	Amortized cost

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

3.    Material Accounting policies (continued)

Financial Instruments (continued)

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

c)   Derecognition

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

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets, is recognized in the consolidated statements of loss and comprehensive loss.

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

For the years ended December 31, 2025, 2024 and 2023

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

Earnings (loss) per common share

Basic earnings (loss) per common share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could share in the earnings of an entity. In the periods where a net loss is incurred, potentially dilutive common shares (outstanding vested stock options and share purchase warrants) are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase the common shares at the average price per period.

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

For the years ended December 31, 2025, 2024 and 2023

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

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrant liabilities are accounted for as derivative liabilities if the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified the contract payments as a non-current asset.

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

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically viable, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at December 31, 2025.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

4.Critical accounting judgments and estimates (continued)

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from, and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease exists. Renewal options are only included if management is reasonably certain that the option will be renewed.

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

5.Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 2.10% to 3.50% (2024 – 3.62%).

	December 31,	December 31,
	2025	2024
	$	$
Cash	244,022	53,686
Interest-bearing deposits	620,492	2,419,963
	864,514	2,473,649

6.Prepaid expenses

The Company’s prepaid expenses relate to the following:

	December 31,	December 31,
	2025	2024
	$	$
Research and development	—	1,167
Insurance	2,582	158,007
Investor relations conferences and services	12,464	19,490
Administrative services and other	7,563	6,748
	22,609	185,412

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

8.Intangible assets

Cost	Total
$
Balance, December 31, 2023	336,803
Additions	38,924
Balance, December 31, 2024	375,727
Additions	55,223
Disposal	(26,579)
Balance, December 31, 2025	404,371

Accumulated amortization	Total
$
Balance, December 31, 2023	161,549
Amortization	31,070
Balance, December 31, 2024	192,619
Amortization	26,385
Balance, December 31, 2025	219,004

Carrying values	Total
$
At December 31, 2024	183,108
At December 31, 2025	185,367

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

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of December 31, 2025, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of December 31, 2025, no royalties have been accrued or paid.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

8.Intangible assets (continued)

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:
i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at December 31, 2025 and December 31, 2024. The remaining shares to be issued are included in obligation to issue shares ($24,746);
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at December 31, 2025, no royalties have been accrued or paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at December 31, 2025, no royalties have been accrued or paid.

On October 12, 2025, UFRF terminated the agreement as the Company did not achieve the specified milestones. There were no outstanding financial obligations under the agreement at the termination date. Accordingly, the previously recognized license asset of $26,579 and the related obligation to issue shares of $24,746, which had been recorded within equity, were derecognized upon termination.

9.Property and equipment

	Right-of-use
Cost	asset	Equipment	Total
	$	$	$
Balance, December 31, 2023	114,588	23,344	137,932
Additions	96,998	—	96,998
Balance, December 31, 2024	211,586	23,344	234,930
Additions	88,074	—	88,074
Balance, December 31, 2025	299,660	23,344	323,004

	Right-of-use
Accumulated amortization	asset	Equipment	Total
	$	$	$
Balance, December 31, 2023	103,675	10,330	114,005
Amortization	78,525	7,679	86,204
Balance, December 31, 2024	182,200	18,009	200,209
Amortization	80,763	4,967	85,730
Balance, December 31, 2025	262,963	22,976	285,939

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

9.Property and equipment (continued)

	Right-of-use
Carrying values	asset	Equipment	Total
	$	$	$
At December 31, 2024	29,386	5,335	34,721
At December 31, 2025	36,697	368	37,065

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During the year ended December 31, 2025, the Company extended its office lease. A $88,074 right - of - use asset addition was recognized with a corresponding $88,074 increase to the lease liability.

10.Accounts payable and accrued liabilities

	December 31,	December 31,
	2025	2024
	$	$
Trade payables	395,539	84,020
Accrued liabilities	158,245	63,185
Total	553,784	147,205

11.Lease obligation

The Company has entered into an office lease expiring in 2026, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at December 31, 2025 is as follows:

$
Balance, December 31, 2023	11,510
Additions	96,998
Lease payments	(69,723)
Balance, December 31, 2024	38,785
Additions	88,074
Lease payments	(89,572)
Balance, December 31, 2025	37,287

The $88,074 lease obligation addition recognized in the year ended December 31, 2025 relates to an extension of the office lease to May 31, 2026. The $96,998 lease obligation recognized in the year ended December 31, 2024 relates to an extension of the office lease to May 31, 2025.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	December 31,	December 31,
	2025	2024
	$	$
2025	—	39,535
2026	38,008	—
Total minimum lease payments	38,008	39,535
Less: imputed interest	(721)	(750)
Total present value of minimum lease payments	37,287	38,785
Less: current portion	(37,287)	(38,785)
Non-current portion	—	—

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.Share capital and reserves

a)Authorized and issued

Unlimited common shares – 6,962,218 issued at December 31, 2025 (2024 – 3,481,375, 2023 – 1,998,848).

b)Issuances

Year ended December 31, 2025:

On January 15, 2025, the Company issued 73,871 common shares in an at-the-market offering for gross proceeds of $113,547. In connection with the offering, the Company incurred issuance costs of $19,064. The costs were recorded as a reduction of equity.

On January 15, 2025, the Company issued 233,000 common shares for the exercise of pre-funded warrants at US$0.00001 per share in the amount of $2. An amount of $324,643 was transferred from reserves to share capital as a result.

On July 22, 2025, the Company closed a non-brokered private placement of 1,267,123 units at a price of $0.73 per unit for aggregate gross proceeds of $925,000. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.20 for a period of sixty months following the date of issuance provided, however, that if the closing price of the common shares on the Nasdaq is greater than $2.00 for ten or more consecutive trading days, the warrants will be accelerated and will expire on the 30th business day following the date of such notice. In connection with the offering, the Company paid an aggregate of $12,264 in finder’s fees and issued, in aggregate, 16,800 finder’s warrants. Each finder’s warrant has terms equal to those of the common share purchase warrants. The Company incurred additional cash issuance costs of $305,604. The 16,800 finder’s warrants were determined to have a fair value of $11,560.

On August 8, 2025, the Company closed a non-brokered private placement of 156,849 units at a price of $0.73 per unit for aggregate gross proceeds of $114,500. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.20 for a period of sixty months following the date of issuance provided, however, that if the closing price of the common shares on the Nasdaq is greater than $2.00 for ten or more consecutive trading days, the warrants will be accelerated and will expire on the 30th business day following the date of such notice. The Company incurred cash issuance costs of $32,075.

On October 23, 2025, the Company closed its registered direct offering for the purchase and sale of 572,470 common shares at a price of $0.63 per common share, and 1,177,530 pre-funded warrants at a price of $0.62999 per pre-funded warrant for aggregate gross proceeds of $1,102,488. Each pre-funded warrant entitles the holder to acquire one common share at an exercise price of $0.00001 per share. In connection with the offering, the Company paid an aggregate of $77,175 in finder’s fees and issued 87,500 agent warrants, each exercisable into one common share of the Company at an exercise price of $0.69 commencing 181 days following issuances with a term of eighteen months from the closing date. The Company incurred additional cash issuance costs of $405,550 and were recorded as a reduction of equity. The 87,500 finder’s warrants were determined to have a fair value of $26,924.

Concurrently with the closing of the offering, the Company issued 1,177,530 common shares for the exercise of the pre-funded warrants at $0.00001 per share in the amount of $12. An amount of $398,904 was transferred from reserves to share capital as a result.

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

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

The proceeds were allocated $1,205,

000 to the derivative warrant liability (Note 12(h)) and the residual $795,549 was allocated to common shares.

In connection with the offering, the Company paid finder’s fees of $97,241, representing a 5% finder’s fee on certain subscriptions to qualified finders. The Company incurred additional cash share issuance costs of $367,195 including $166,344 deferred at December 31, 2023. The costs were allocated between common shares and derivative warrant liability in proportion to their initial carrying amounts with $185,405 recorded as a reduction of equity and $279,031 recorded as transaction costs on derivative warrant liability.

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

Year ended December 31,2023:

On January 19, 2023, the Company issued 328,777 common shares for the exercise of pre-funded warrants at $0.0009 per share in the amount of $296. An amount of $531,885 was transferred from reserves to share capital as a result.

c)Diluted Weighted Average Number of Common Shares Outstanding

	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
Basic weighted average shares outstanding	4,734,633	2,878,514	1,981,734
Effect of outstanding securities	—	—	—
Diluted weighted average shares outstanding	4,734,633	2,878,514	1,981,734

During the years ended December 31, 2025, 2024 and 2023, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

d)Common Share Purchase Warrants

A summary of the changes in warrants for the years ended December 31, 2025, 2024 and 2023 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2023 and 2022	1,125,210	$22.31
Granted – February 9, 2024	824,767	3.13	(1)
Granted – February 23, 2024	74,950	3.13	(1)
Granted – October 18, 2024	810,810	2.18
Exercised	(5,000)	3.13	(1)
Balance, December 31, 2024	2,830,737	$3.60
Granted – July 21, 2025	1,267,123	1.20
Granted – August 8, 2025	156,849	1.20
Balance, December 31, 2025	4,254,709	$2.82

(1) Exercise price of CAD $4.50.

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

At December 31, 2025, the weighted average contractual remaining life of the unexercised warrants was 2.58 years (2024 – 2.58 years).

The following table summarizes information on warrants outstanding at December 31, 2025:

				Remaining
	Number			Contractual
Exercise Price	Outstanding		Expiry date	Life
$5.00	198,333	(1)	February 9, 2026	0.11 years
$5.00	270,211		October 15, 2026	0.79 years
$5.00	101,111		October 15, 2026	0.79 years
$5.00	555,555		October 7, 2027	1.77 years
CAD $4.50	819,767	(1)	February 9, 2026	0.11 years
CAD $4.50	74,950	(1)	February 23, 2026	0.15 years
$2.18	810,810		October 18, 2029	3.80 years
$1.20	1,267,123		July 21, 2030	4.56 years
$1.20	156,849		August 8, 2030	4.61 years
Total	4,254,709			2.58 years

(1) Expired unexercised subsequent to December 31, 2025.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

e)Pre-Funded Warrants

A summary of the changes in pre-funded warrants for the years ended December 31, 2025, 2024 and 2023 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2022	328,777	$0.0009
Exercised	(328,777)	0.0009
Balance, December 31, 2023	—	—
Granted – October 18, 2024	490,810	0.00001
Exercised	(257,810)	0.00001
Balance, December 31, 2024	233,000	$0.00001
Granted – October 23, 2025	1,177,530	0.00001
Exercised	(1,410,530)	0.00001
Balance, December 31, 2025	—	—

f)Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters warrants for the years ended December 31, 2025, 2024 and 2023 is presented below:

		Weighted
	Number of	Average
	Warrants	Exercise price
Balance, December 31, 2024, 2023 and 2022	50,298	$23.57
Granted – July 21, 2025	16,800	1.20
Granted – October 23, 2025	87,500	0.69
Balance, December 31, 2025	154,598	$8.25
Exercisable, December 31, 2025	67,098	$18.11

At December 31, 2025, the weighted average contractual remaining life of the unexercised finders’ and underwriters’ warrants was 1.64 years(2024 – 2.24 years).

The following table summarizes information on finders’ and underwriters’ warrants outstanding at December 31, 2025:

				Remaining
	Number			Contractual
Exercise Price	Outstanding		Expiry date	Life
CAD$42.30	6,377	(1)	February 9, 2026	0.11 years
$42.93	16,144		October 15, 2026	0.79 years
$10.98	27,777		October 7, 2027	1.77 years
$1.20	16,800		July 21, 2030	4.56 years
$0.69	87,500		April 23, 2027	1.31 years
Total	154,598			1.64 years

(1)Expired unexercised subsequent to December 31, 2025.

The fair value of the finders’ warrants issued on July 21, 2025 was estimated at $11,560 on the date of grant using the Black-Scholes option pricing model. The exercise price of the unit of $1.20; expected life of 5 years; expected volatility of 100%; risk free rate of 2.99%; and expected dividend yield of 0%.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

f)Finders’ and Underwriters Warrants (continued)

The fair value of the finders’ warrants issued on October 23, 2025 was estimated at $26,924 on the date of grant using the Black-Scholes option pricing model. The exercise price of the unit of $0.69; expected life of 18 months; expected volatility of 87%; risk free rate of 2.39%; and expected dividend yield of 0%.

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

The weighted average fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

	2024	2023
Dividend yield	Nil	Nil
Annualized volatility	100%	100%
Share price	CAD $3.82	CAD $2.90
Risk-free interest rate	3.47%	3.25%
Expected life	5 years	5 years

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

During the year ended December 31, 2025, the Company recorded share-based expenses of $25,155 (2024 - $122,527; 2023 - $120,984), in respect of the vesting of options issued in prior years.

A summary of the changes in stock options for the years ended December 31, 2025, 2024 and 2023 is presented below:

		Weighted
	Number of	Average
	Options	Exercise price (CAD)
Balance, December 31, 2022	128,240	$21.75
Granted – December 31, 2023	8,000	2.90
Expired	(32,318)	33.65
Balance, December 31, 2023	103,922	$16.60
Granted – March 4, 2024	39,483	4.50
Granted – April 8, 2024	8,000	5.00
Granted – December 18, 2024	13,000	1.75
Expired	(16,642)	22.22
Balance, December 31, 2024	147,763	$10.80
Expired	(18,002)	12.86
Balance, December 31, 2025	129,761	$10.51
Vested and exercisable, December 31, 2025	109,596	$11.86

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

g)    Stock Options (continued

The weighted average contractual remaining life of the unexercised options was 2.27 years (2024 - 3.02 years).

The following table summarizes information on stock options outstanding at December 31, 2025:

	Number	Number		Remaining
Exercise Price (CAD$)	Outstanding	Exercisable	Expiry Date	Contractual Life
16.92	2,366	2,366	May 12, 2026	0.36 years
21.69	4,732	4,732	July 14, 2026	0.53 years
22.86	7,262	7,262	December 21, 2026	0.97 years
22.86	9,163	9,163	January 12, 2027	1.03 years
14.40	37,200	37,200	June 6, 2027	1.43 years
12.42	5,554	5,554	November 25, 2027	1.90 years
2.90	8,000	8,000	December 31, 2028	3.00 years
4.50	34,484	24,069	March 4, 2029	3.18 years
5.00	8,000	8,000	April 8, 2029	3.27 years
1.75	13,000	3,250	December 18, 2029	3.97 years
	129,761	109,596

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

The fair value of the warrants issued during the year ended December 31, 2025 with an exercise price denominated in CAD was estimated at $nil (2024 - $1,205,000) on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2024
Dividend yield	Nil
Annualized volatility	130-135%
Share price	CAD$3.03 – CAD$3.40
Risk-free interest rate	4.28% – 4.33%
Expected life	2 years

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

12.Share capital and reserves (continued)

h)Derivative Warrant Liability (continued)

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2022	$3,854,403
Reclassified from reserves	318,000
Fair value adjustment	(3,641,403)
Balance at December 31, 2023	$531,000
Warrants issued February 9, 2024	1,102,000
Warrants issued February 23, 2024	103,000
Warrants exercised	(5,244)
Reclassified to reserves	(123,651)
Fair value adjustment	(1,035,105)
Balance at December 31, 2024	$572,000
Fair value adjustment	(564,000)
Balance at December 31, 2025	$8,000

Significant assumptions used in determining the fair value of the derivative warrant liabilities at December 31, 2025, 2024 and 2023 are as follows:

	December 31,	December 31,	December 31,
	2025	2024	2023
Share price	$0.56	$1.13	$2.31
Risk-free interest rate	2.55%	2.92%	3.25%-3.91%
Dividend yield	0%	0%	0%
Expected volatility	78%-127%	94%-134%	100%
Remaining term (in years)	0.1–1.8	1.1-2.8	2.1-3.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

13.Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year ended December 31, 2025, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $324,738 (2024 - $391,655; 2023 - $337,794).
b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $160,980 (2024 - $156,335 (paid or accrued to the former and current CFO; 2023 - $156,217 (paid or accrued to the former CFO)).
c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical Consulting Services Inc., a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $96,000 (2024 - $110,445; 2023 - $200,229).
d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $150,000 (2024 - $157,500; 2023 - $280,000).
e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $215,568 (2024 - $172,229; 2023 - $182,675). The amount includes director fees payment of $128,877 for the year ended December 31, 2025 (2024 - $123,133; 2023 - $133,967) to Anthony Giovinazzo, Chairman of the Company.
f)	As at December 31, 2025, $10,730 (2024 - $11,120) was payable to directors of the Company, $28,044 (2024 - $7,705) was payable and accrued to the CFO of the Company for CFO services, $16,000 (2024 - $8,000) was payable and accrued to the CMO of the Company for consulting services,and $37,500 (2024 - $12,500) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.
g)	Management and directors’ key management compensation transactions for the years ended December 31, 2025, 2024, and 2023 are summarized as follows:

	Management		Share-based
	Compensation	Directors’ fees	payments	Total
	$	$	$	$
Year ended December 31, 2023
Directors and officers	974,240	182,675	77,779	1,234,694

Year ended December 31, 2024
Directors and officers	815,935	172,229	85,680	1,073,845

Year ended December 31, 2025
Directors and officers	731,718	215,568	14,559	961,845

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

14.Income taxes

The income taxes shown in the consolidated statements of comprehensive loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2025	2024	2023
	$	$	$
Net loss for the year	(2,656,304)	(3,313,346)	(2,158,065)
Statutory tax rate	27%	27%	27%
Expected income tax recovery	(717,000)	(895,000)	(583,000)
Decrease to income tax recovery due to:
Non-deductible permanent differences	(145,000)	(246,000)	45,000
Temporary differences	(549,000)	312,000	(25,000)
(Over) under provided in prior years	—	(1,099,000)	(559,000)
Change in tax assets not recognized	1,411,000	1,928,000	1,122,000
Income tax recovery	—	—	—

The significant components of the Company’s deferred tax assets are as follows:

	December 31,	December 31,
	2025	2024
	$	$
Share issuance costs	292,000	292,000
Cumulative eligible capital	108,000	95,000
Operating losses carried forward	8,104,000	6,706,000
Total deferred tax assets	8,504,000	7,093,000
Deferred tax assets not recognized	(8,504,000)	(7,093,000)
	—	—

The realization of income tax benefits related to these deferred potential tax deductions is not probable. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of approximately CAD $41,443,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	CAD$
2032	44,000
2033	748,000
2034	325,000
2035	286,000
2036	365,000
2037	618,000
2038	1,089,000
2039	554,000
2040	1,116,000
2041	3,648,000
2042	12,628,000
2043	8,084,000
2044	6,534,000
2045	5,404,000
Total	41,443,000

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

15.Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts receivable, contract payments, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities and lease liability approximate their carrying values at December 31, 2025, due to their short-term nature. Derivative warrant liability is carried at fair value and is classified within Level 3 of the fair value hierarchy.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at December 31, 2025 and 2024 and categorized into levels of the fair value hierarchy:

		December 31, 2025		December 31, 2024
		Carrying	Estimated	Carrying	Estimated
	Level	Value	Fair Value	Value	Fair Value
		$	$	$	$
FVTPL
Derivative warrant liability	3	8,000	8,000	572,000	572,000

There were no transfers for levels of change in the fair value measurements of financial instruments for the years ended December 31, 2025, 2024 and 2023.

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

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer of counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	December 31,	December 31,
	2025	2024
	$	$

Cash	864,514	2,473,649

All of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is minimal. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash is held. The Company has no exposure to the ongoing banking crisis. The Company’s maximum exposure to credit risk as at December 31, 2025 and 2024 is the carrying value of its financial assets.

b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its intellectual property portfolio.

The Company’s financial assets are comprised of its cash, accounts receivable, contract payments and the financial liabilities are comprised of its accounts payable and accrued liabilities, and lease liability.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

15.Financial instruments and risk management (continued)

b)Liquidity risk (continued)

The contractual maturities of these financial liabilities as at December 31, 2025 and 2024 are summarized below:

	Payments due by period as of December 31, 2025
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	553,784	553,784	—	—
Lease liability	37,287	22,230	15,057	—
	591,071	576,014	15,057	—

	Payments due by period as of December 31, 2024
			Between 3
		Less than	months and
	Total	3 months	1 year	1-3 years
	$	$	$	$
Accounts payable and accrued liabilities	147,205	147,205	—	—
Lease liability	38,785	23,124	15,661	—
	185,990	170,329	15,661	—

c)Market risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s bank accounts bear interest. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

ii)	Foreign Currency Risk

As at December 31, 2025, the Company is exposed to currency risk on the following financial assets and liabilities denominated in Canadian Dollars (“CAD”). The sensitivity of the Company’s net earnings due to changes in the exchange rate between the CAD against the U.S. dollar is included in the table below in U.S. dollar equivalents:

CAD
$
Cash	345,475
Accounts payable and accrued liabilities	(332,506)
Net exposure	12,969
Effect of +/- 10% change in currency	1,297

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

For the years ended December 31, 2025, 2024 and 2023

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

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the year ended December 31, 2025. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

17.Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at December 31, 2025 and December 31, 2024 are as follows:

a)	Employment Agreements

	December 31,	December 31,
	2025	2024
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of December 31, 2025 and 2024, equated to an annual salary of $321,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $131,199 (December 31, 2024 - $323,000) related to its clinical trial, and manufacturing, activities, and other regular business activities excluding management and director compensation which are expected to occur over the next 12 months.

18.Segmented information

The Company operates in one reportable operating segment: the development and commercialization of therapies to treat hyperuricemia related diseases. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

XORTX THERAPEUTICS INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

19.Subsequent event

On October 15, 2025, the Company entered into a binding term sheet (the “Term Sheet”) to acquire a Renal Anti-Fibrotic Therapeutic Program from Vectus Biosystems Limited, an Australian Securities Exchange listed company (“Vectus”). The program includes a novel new chemical entity, VB4-P5, along with its associated intellectual property, regulatory documentation, and manufacturing data. The Term Sheet provides for the Company to acquire from Vectus the intellectual property specifically related to the VB4-P5 compound and the data generated by Vectus from its work on the VB4-P5 small molecule and related assets. The consideration receivable by Vectus is $3,000,000, payable in common shares of the Company at a deemed issue price of $0.86 per common share (the “Issue Price”), with the Issue Price subject to adjustment in certain circumstances. The Company has agreed to pay a cash finders’ fee of the greater of 5% of the transaction value or $250,000.

The Term Sheet is subject to finalization of closing documentation, satisfaction of conditions that are typical for a transaction of this type including receipt of all regulatory approvals, and compliance with applicable stock exchange requirements and applicable securities laws. Closing of the acquisition will occur no more than 90 days from the execution of the Term Sheet. If the Term Sheet is terminated or closing does not occur, other than as a result of a breach of the Term Sheet by Vectus, then the Company shall issue to Vectus $50,000 of common shares at the Issue Price.

Pursuant to the binding term sheet that was entered into between XORTX and Vectus, closing is to occur no later than 90 days post signing, being January 13, 2026.

On January 13, 2026, the Company entered into an extension agreement with Vectus to extend the closing date to March 31, 2026.

As of December 31, 2025, the Company had incurred $293,803 of deferred acquisition costs in connection with this transaction, which includes $200,000 towards the finders’ fee.

On February 4, 2026, the Company issued 20,000 options to purchase common shares of the Company to a director. The options are exercisable at a price of CAD $0.69 per common share and expire five years from the date of grant.